

Ares Real Estate Income Trust

AREIT

2024 | Annual Report

Juno Winter Park — FL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-52596

Ares Real Estate Income Trust Inc.
(Exact name of registrant as specified in its charter)

Maryland	**30-0309068**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One Tabor Center, 1200 Seventeenth Street, Suite 2900, Denver, CO	**80202**
(Address of principal executive offices)	**(Zip Code)**

(303) 228-2200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Class T Shares of Common Stock, $0.01 par value
Class S Shares of Common Stock, $0.01 par value
Class D Shares of Common Stock, $0.01 par value
Class I Shares of Common Stock, $0.01 par value
Class E Shares of Common Stock, $0.01 par value
(Title of each class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☒			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2024 cannot be calculated because no established market exists for the registrant's common stock.

There were 188,785,965 outstanding shares of common stock held by non-affiliates, as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter.

Under the registrant's charter, shares of the registrant's Class S common stock are separated into a series called Class S-R and another series called Class S-PR; shares of the registrant's Class D common stock are separated into a series called Class D-R and another series called Class D-PR; shares of the registrant's Class I common stock are separated into a series called Class I-R and another series called Class I-PR. In order to mirror common industry terminology, in this Annual Report on Form 10-K the registrant refers to these separate series of common stock as different "classes".

As of February 27, 2025, 26,592,252 shares of Class T-R common stock, 42,244,434 shares of Class S-R common stock, 5,987,712 shares of Class D-R common stock, 59,108,702 shares of Class I-R common stock, 42,493,173 shares of Class E common stock, 954,533 shares of Class S-PR common stock, 13,319 shares of Class D-PR common stock and 1,185,799 shares of Class I-PR common stock of the registrant, each with a par value $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates certain information by reference to the definitive proxy statement for the registrant's 2025 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission (the "SEC") no later than April 30, 2025.

Auditor Name: KPMG LLP   Auditor Location: Denver, Colorado   Auditor Firm ID: 185

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." Such forward-looking statements relate to, without limitation, our future capital expenditures, distributions, acquisitions and dispositions (including the amount and nature thereof), other developments and trends of the real estate industry, business strategies and the expansion and growth of our operations. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are subject to a number of assumptions, risks and uncertainties which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- the impact of macroeconomic trends, such as the unemployment rate, availability of credit, impact of inflation, changes in interest rates, uncertainties regarding actual and potential shifts in the U.S. and foreign trade, economic and other policies, including with respect to treaties and tariffs and the conflicts in Ukraine and in the Middle East, which may have a negative effect on the following, among other things:

  - the fundamentals of our business, including overall market occupancy, space utilization for our tenants, who we refer to as customers from time-to-time herein, and rental rates;

  - the financial condition of our customers, some of which are retail, financial, legal and other professional firms, our lenders, and institutions that hold our cash balances and short-term investments, which may expose us to increased risks of breach or default by these parties;

  - customers' ability to pay rent on their leases or our ability to re-lease space that is or becomes vacant; and

  - the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis;

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on customers' financial condition and competition from other developers, owners and operators of real estate);

- our ability to effectively raise and deploy proceeds from our ongoing securities offerings;

- risks associated with the demand for liquidity under our share redemption program and our ability to meet such demand;

- risks associated with the availability and terms of debt and equity financing and the use of debt to fund acquisitions and developments, including the risk associated with interest rates impacting the cost and/or availability of financing;

- the business opportunities that may be presented to and pursued by us, changes in laws or regulations (including changes to laws governing the taxation of real estate investment trusts ("REITs"));

- conflicts of interest arising out of our relationships with Ares real estate (the "Sponsor"), Ares Commercial Real Estate Management LLC (the "Advisor"), and their affiliates;

- changes in accounting principles, policies and guidelines applicable to REITs;

- environmental, regulatory and/or safety requirements; and

- the availability and cost of comprehensive insurance, including coverage for terrorist acts.

For further discussion of these and other factors, see Item 1A, "Risk Factors" in this Annual Report on Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

SUMMARY RISK FACTORS

An investment in shares of our common stock involves significant risks, See "Risk Factors" beginning on page 4. These risks include, among others:

- There is no public trading market for shares of our common stock, and it may therefore be difficult for you to sell your shares.

- There are limits on the ownership, transferability and redemption of shares of our common stock which may significantly limit the liquidity of an investment in shares of our common stock.

- Since there is no public trading market for shares of our common stock, redemption of shares by us will likely be the only way to dispose of your shares. Our share redemption program provides stockholders with the opportunity to request that we redeem their shares on a monthly basis, but we are not obligated to redeem any shares and may choose to redeem only some, or even none, of the shares that have been requested to be redeemed in any particular month, in our discretion. In addition, redemptions will be subject to available liquidity, volume limits and other significant restrictions. Further, our board of directors may make exceptions to, modify or suspend our share redemption program if in its reasonable judgment it deems a modification or suspension to be in our best interest and the best interest of our stockholders. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

- A portion of the proceeds raised in our securities offerings is expected to be used to satisfy redemption requests, including requests from our existing stockholders which may be significant. Using the proceeds raised in our securities offerings for redemptions will reduce the net proceeds available to retire debt, or acquire additional investments, which may result in reduced liquidity and profitability or restrict our ability to grow our net asset value ("NAV").

- In connection with our securities offerings, we incur fees and expenses which will decrease the amount of cash we have available for operations and new investments. In the future, we may conduct other offerings of common stock (whether existing or new classes), preferred stock, debt securities or of interests in our operating partnership. We may also amend the terms of existing securities offerings. We may structure or amend such offerings to attract institutional investors or other sources of capital. The costs of our securities offerings may negatively impact our ability to pay distributions and your overall return.

- The purchase and redemption price for shares of our common stock will generally be based on our most recently disclosed monthly NAV (subject to material changes) and will not be based on any public trading market.

- In addition to being a month old when share purchases and redemptions take place, our NAV does not currently represent our enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. Our management's assessment of the market values of our properties may also differ from the appraised values of our properties. Further, it is possible that the annual appraisals of our properties may not be spread evenly throughout the year, and rapidly changing market conditions or material events may not be fully reflected in our monthly NAV. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

- Some of our executive officers, directors and other key personnel are also officers, directors, managers, and/or key personnel of the Advisor, our Dealer Manager and/or other entities related to our Sponsor. As a result, they face conflicts of interest, including but not limited to conflicts arising from time constraints, allocation of investment and leasing opportunities and the fact that the fees the Advisor receives for services rendered to us are based on our NAV, the procedures for which the Advisor assists our board of directors in developing, overseeing, implementing and coordinating.

- We are subject to risks generally incident to the ownership of real property, including changes in global, national, regional or local economic, demographic, political, real estate or capital market conditions and other factors particular to the locations of our respective real property investments. We are unable to predict future changes in these market conditions. For example, an economic downturn or rise in interest rates could make it more difficult for us to lease properties or dispose of them. In addition, rising interest rates could make alternative interest-bearing and other investments more attractive and, therefore, potentially lower the relative value of our existing real estate investments.

- Our use of leverage increases the risk of loss on our investments and places certain restrictions upon us which may limit us from realizing the most optimal value for such investments.

- If we fail to maintain our status as a REIT, it would adversely affect our results of operations and our ability to make distributions to our stockholders.

- The amount of distributions we may make is uncertain. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. The use of these sources for distributions would decrease the amount of cash we have available for new investments, repayment of debt, share redemptions and other corporate purposes, and could potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our common stock.

- Our NAV per share may suddenly change if the valuations of our properties materially change from prior valuations or the actual operating results materially differ from what we originally budgeted. For example, we regularly face lease expirations across our portfolio, and as we move further away from lease commencement toward the end of a lease term, the valuation of the underlying property generally will be expected to drop depending on the likelihood of a renewal or a new lease on similar terms.

PART I

ITEM 1.   BUSINESS

The Company

Ares Real Estate Income Trust Inc. is a net asset value ("NAV")-based perpetual life REIT formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property and investing in other real estate-related assets. As of December 31, 2024, our consolidated real property portfolio consisted of 124 properties, totaling approximately 24.6 million square feet located in 37 markets throughout the U.S. As used herein, the terms "AREIT," the "Company," "we," "our" or "us" refer to Ares Real Estate Income Trust Inc. and its consolidated subsidiaries, except where otherwise indicated or the context otherwise requires.

We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust ("UPREIT") organizational structure to hold all or substantially all of our assets through AREIT Operating Partnership LP (the "Operating Partnership"), a Delaware limited partnership, of which we are the sole general partner and a limited partner.

We rely on the Advisor, a related party, to manage our day-to-day activities and to implement our investment strategy pursuant to the terms of the second amended and restated advisory agreement (2024), effective as of August 2, 2024 (the "Advisory Agreement"), by and among us, the Operating Partnership, and the Advisor. The current term of the Advisory Agreement ends on April 30, 2025, subject to renewal by our board of directors for an unlimited number of successive one-year periods. The Advisor performs its duties and responsibilities under the Advisory Agreement as a fiduciary of us and our stockholders.

We intend to offer shares of our common stock on a continuous basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. During 2024, we raised $29.7 million of gross proceeds from the sale of common stock in our ongoing securities offerings and $32.1 million from the sale of common stock under our distribution reinvestment plan. See "Note 10 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for more information about our securities offerings.

Additionally, we have a program to raise capital through private placement offerings by selling beneficial interests ("DST Interests") in specific Delaware statutory trusts (a "DST" or multiple "DSTs") holding real properties (the "DST Program"). These private placement offerings are exempt from registration requirements pursuant to Rule 506(b) of Regulation D of the Securities Act of 1933, as amended (the "Securities Act"). Under the DST Program, each private placement will offer interests in one or more real properties placed into one or more DSTs by the Operating Partnership or its affiliates (each, a "DST Property" and collectively, the "DST Properties"). DST Properties may be sourced from properties currently indirectly owned by the Operating Partnership or newly acquired properties. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). Similar to our prior private placement offerings, we expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. We also make loans (the "DST Program Loans" and, each individually, a "DST Program Loan") to finance up to 50% of the purchase price of DST Interests paid by certain purchasers of the interests in the Delaware statutory trusts. During 2024, we sold $797.0 million of gross interests related to the DST Program, $63.3 million of which were financed by DST Program Loans. Refer to "Note 7 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional detail regarding the DST Program.

Investment Objectives

Our primary investment objectives are:

- providing current income to our stockholders in the form of consistent cash distributions;

- preserving and protecting our stockholders' capital investments;

- realizing capital appreciation in our share price from active investment management and asset management; and

- providing portfolio diversification in the form of multi-asset class investing in direct real property and investing in other real estate-related assets.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, with the approval of our stockholders.

Investment Strategy

We are primarily focused on investing in and operating a diverse portfolio of real property and investing in other real estate-related assets. We currently focus our investment activities primarily across the major U.S. property sectors (residential, industrial, retail and office) and investments in real estate debt and securities. To a lesser extent, we invest in and/or intend to strategically invest in geographies outside of the U.S., which may include Canada, Mexico, the United Kingdom, Europe and other foreign jurisdictions, and in other sectors such as credit lease and self-storage, properties in sectors adjacent to our primary investment sectors and/or infrastructure, to create a diversified blend of current income and long-term value appreciation. Our objective is to bring the Ares leading institutional-quality real assets investment platform to income-focused investors, with significant diversification across real estate and real estate-related asset classes, geographies and sectors. We intend to allocate capital dynamically between sectors and strategies so as to achieve outperformance through strategic diversification rather than outsized risk. We expect real estate debt, non-US jurisdictions and/or infrastructure assets to comprise up to 30% of our assets. Currently, infrastructure is not expected to comprise more than 10% of our assets with a focus on real estate-related infrastructure and renewable energy sources. While we will not limit our investment opportunities to stay within these allocations, we may adjust our expectations based on market conditions and opportunities.

We believe that the real estate market is cyclical, with demand for property types peaking at different times. Although we do not typically invest for the short term, we are active portfolio managers and will seek to take advantage of opportunities to acquire or dispose of assets strategically at different points in the cycle. One reason we focus on multiple property types and markets is to increase our ability to take advantage of these market cycles. We believe that the broader the opportunity set in which to invest our capital, the more selective we can be in choosing strategic and accretive investments, which we believe may result in attractive total returns for our stockholders. Seeing more of the overall real estate market also may allow us to be consistent and meaningful investors throughout different cycles. When we believe one market and/or sector is overvalued, we patiently wait and focus on another market and/or sector that we believe is overlooked or has stronger fundamentals of relative value. We also believe that value generally is based on an investment's ability to produce cash flow. We generally focus on select, targeted markets that exhibit characteristics of being supply-constrained with strong demand from customers seeking quality space.

Our near-term investment strategy is likely to prioritize new investments in the residential and industrial sectors due to relatively attractive fundamental conditions. Such investments may be in the form of equity or debt, and in particular, we believe that debt investments provide an increasingly attractive risk adjusted return in today's environment. We also intend to continue to hold an allocation of properties in the retail and office sectors, the former of which is largely grocery-anchored. To a lesser extent, we intend to invest in credit lease and self-storage, properties in sectors adjacent to our primary investment sectors, real estate-related securities and/or infrastructure. Our investments in real estate-related securities generally will focus on debt or equity issued by public and private real estate companies and/or certain other securities, with the primary goal of such investments being preservation of liquidity in support of our share redemption program, while also seeking income, potential for capital appreciation and further portfolio diversification.

We generally employ a long-term hold strategy for strategic investments within our portfolio of real estate assets. The majority of our current portfolio consists of primarily "core" or "core-plus" properties that have significant operating histories and are substantially leased whereby a significant portion of the total investment return is expected to be derived from current income. In addition, we have invested in and/or may invest in a relatively smaller proportion of "development" properties and/or "value-added" opportunities that have arisen in circumstances where we have determined that a property may be situationally undervalued or where re-development, re-leasing and/or improved asset management may increase cash flows, and where the total investment return is generally expected to have a relatively larger component derived from capital appreciation.

Financing Objectives

We use financial leverage to provide additional funds to support our investment activities. We may finance a portion of the purchase price of any real estate asset that we acquire with borrowings on short or long-term basis from banks, life insurance companies and other lenders. We calculate our leverage for reporting purposes as the outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). For purposes of determining the fair value of our real property, we include the fair value of the properties that are part of the DST Program due to the master lease structure, including our purchase option. Based on this methodology, our leverage increased to 41.2% as of December 31, 2024, as compared to 36.4% as of December 31, 2023. There are other methods of calculating our overall leverage ratio that may differ from this methodology, such as the methodology used in determining our compliance with corporate borrowing covenants. Our current target leverage ratio is between 40-60%. Although we will generally work to maintain our targeted leverage ratio, there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Our board of directors may from time to time modify our borrowing policy in light of then-current economic conditions, the relative costs of debt and equity capital, the fair values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. See Item 1A, "Risk Factors—Risks Associated with Debt Financing" for additional detail.

Competition

We face competition from various entities for investment opportunities in properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these entities may have greater access to capital to acquire properties than we have. In addition to third-party competitors, we may compete with other programs sponsored or advised by affiliates of the Sponsor, particularly those with investment strategies that overlap with ours. In addition to competing for attractive investment opportunities, the current leasing and operating environment is also very competitive. See Item 1A, "Risk Factors—Risks Related to Conflicts of Interest" and "—Risks Related to Investments in Real Property" for additional detail.

Significant Customers

We are dependent upon the ability of current customers to pay their contractual rent amounts as the rents become due. As of December 31, 2024, there were no customers that represented more than 10.0% of total annualized base rent or more than 10.0% of total leased square feet. Our 10 largest customers represented 12.6% and 18.5% of total annualized base rent and total leased square feet, respectively. We are not aware of any current customers whose inability to pay their contractual rental amounts would have a material adverse impact on our results of operations. See Item 2, "Properties," for further detail about customer diversification.

Conflicts of Interest

We are subject to various potential conflicts of interest that could arise out of our relationship with the Advisor and other affiliates and related parties, including: conflicts related to the compensation arrangements among the Advisor, certain affiliates and related parties, and us; conflicts with respect to the allocation of the Advisor's and its key personnel's time; conflicts related to our potential acquisition of assets from affiliates of the Advisor; and conflicts with respect to the allocation of investment and leasing opportunities. Further, entities currently sponsored by or that in the future may be advised by affiliates of the Sponsor, and those in which Sponsor-affiliated entities own interests, may compete with us or may be given priority over us with respect to the acquisition of certain types of investments. As a result of our potential competition with these entities, certain investment and leasing opportunities that would otherwise be available to us may not in fact be available. See Item 1A, "Risk Factors—Risks Related to Conflicts of Interest," for additional detail. The independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and have a fiduciary obligation to act on behalf of our stockholders.

Compliance with Federal, State and Local Environmental Laws

Properties that we may acquire, and the properties underlying our investments, are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum product releases at, on, under or in its property. These laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of the hazardous or toxic substances. The costs of investigation, remediation or removal of these substances may be substantial and could exceed the value of the property. An owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to materials containing asbestos. These laws allow third parties to seek recovery from owners of properties for personal injuries associated with materials containing asbestos. Our operating costs and the values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation, and our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to our properties. We will endeavor to ensure our properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products.

Employees

We have no employees. Pursuant to the terms of the Advisory Agreement, the Advisor assumes principal responsibility for managing our affairs and we compensate the Advisor for certain services.

Available Information

Our internet address is *www.areswms.com/solutions/areit*. Through a link on our website, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and prospectus, along with any amendments to those filings, as soon as reasonably practicable after we file or furnish them to the Securities and Exchange Commission (the "SEC").

ITEM 1A.   RISK FACTORS

RISKS RELATED TO INVESTING IN SHARES OF OUR COMMON STOCK

There is no public trading market for the shares of our common stock and we do not anticipate that there will be a public trading market for our shares; therefore, our stockholders' ability to dispose of their shares will likely be limited to redemption by us. If the stockholder does sell their shares to us, the stockholder may receive less than the price they paid.

There is no public market for the shares of our common stock and we currently have no obligation or plans to apply for listing on any public securities market. Therefore, redemption of the shares of our common stock by us will likely be the only way for the stockholders to dispose of their shares. We will redeem shares at a price equal to the transaction price on the last calendar day of the applicable month (which will generally be equal to our most recently disclosed monthly NAV per share), and not based on the price at which the stockholders initially purchased their shares. We may redeem the stockholder's shares if they fail to maintain a minimum balance of $2,000 of shares, even if the stockholder's failure to meet the minimum balance is caused solely by a decline in our NAV. Subject to limited exceptions, shares that have not been outstanding for at least one year will be redeemed at 95% of the transaction price, which will inure indirectly to the benefit of our remaining stockholders. As a result of this and the fact that our NAV will fluctuate, stockholders may receive less than the price they paid for their shares upon redemption by us pursuant to our share redemption program.

Our private offering is being conducted in reliance on a private offering exemption from registration under the Securities Act, and if the Company fails to comply with the requirements of such exemption, our stockholders would have the right to rescind their purchase of Shares of our common stock if they so desired.

Shares of our common stock are being offered and sold in reliance on a private offering exemption from registration provided in the Securities Act. If we should fail to comply with the requirements of such exemption, our stockholders would have the right to rescind their purchase of the shares of our common stock if they so desired. It is possible that one or more stockholders seeking rescission would succeed. This might also occur under applicable state securities laws and regulations in states where the shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a number of our stockholders were successful in seeking rescission, we could face severe financial demands that would adversely affect the Company as a whole and, thus, the investment in the Company by our remaining stockholders.

Our ability to redeem stockholder shares may be limited, and our board of directors may make exceptions to, modify or suspend our share redemption program at any time.

We may redeem fewer shares than have been requested in any particular month to be redeemed under our share redemption program, or none at all, in our discretion at any time. We may redeem fewer shares due to lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than redeeming our shares. In addition, the total amount of aggregate redemptions of our shares (based on the price at which the shares are redeemed) will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares (based on the price at which the shares are redeemed) equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares (based on the price at which the shares are redeemed) over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter (collectively, referred to herein as the "2% and 5% limits"), which in the second and third months of a quarter could be less than 2% of the NAV of such share class and could even be zero. In addition, for both the aggregate and class-specific allocations described above, (i) provided that the share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that the share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).

We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term "net redemptions" means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). For purposes of measuring our redemption capacity pursuant to our share redemption program, proceeds from new subscriptions in a month are included in capital inflows on the first day of the next month because that is the first day on which such stockholders have rights in the Company. Also for purposes of measuring our redemption capacity pursuant to our share redemption program, redemption requests received in a month are included in capital outflows on the last day of such month because that is the last day stockholders have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are outstanding through the last day of the month. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to "gross redemptions," i.e., without netting against capital inflows, rather than to net redemptions, which could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter.

The vast majority of our assets will consist of properties which cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy redemption requests. Our board of directors may make exceptions to, modify or suspend our share redemption program. In addition, limited partners in our Operating Partnership may have different redemption rights with respect to partnership interests in the Operating Partnership ("OP Units") and may be treated differently than our stockholders requesting redemption under our share redemption program. As a result, the stockholders' ability to have their shares redeemed by us may be limited, and our shares should be considered as having only limited liquidity and at times may be illiquid. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Share Redemption Program and Other Redemptions" of this Annual Report on Form 10-K.

Our capacity to redeem shares may be further limited if we experience a concentration of investors.

The current limitations of our share redemption program are based, in part, on the number of outstanding shares. Thus, the ability of a single investor, or of a group of investors acting similarly, to redeem all of their shares may be limited if they own a large percentage of our shares. Similarly, if a single investor, or a group of investors acting in concert or independently, owns a large percentage of our shares, a significant redemption request by such investor or investors could significantly further limit our ability to satisfy redemption requests of other investors of such classes. Such concentrations could arise in a variety of circumstances. For example, we could sell a large number of our shares to one or more institutional investors. In addition, we may issue a significant number of our shares in connection with an acquisition of another company or a portfolio of properties to a single investor or a group of investors that may request redemption at similar times following the acquisition. As of December 31, 2024, based on the NAV per share of $7.59 on that date, we had outstanding approximately $204.6 million in Class T-R shares, $332.0 million in Class S-R shares, $46.4 million in Class D-R shares, $447.6 million in Class I-R shares, $327.7 million in Class E shares, $5.0 million in Class S-PR shares, $0.1 million in D-PR shares and $4.6 million in I-PR shares.

Purchases and redemptions of our common shares will not be made based on the current NAV per share of our common stock.

The purchase and redemption price for shares of our common stock will generally be based on our most recently disclosed monthly NAV (subject to material changes) and will not be based on any public trading market. We generally expect our transaction price to be equal to our NAV as of a date approximately one month prior to the dates when share purchases and redemptions take place. For example, if the stockholders wish to subscribe for shares of our common stock in October, the subscription request must be received in good order at least five business days before November 1. Generally, the offering price would equal the NAV per share of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, the stockholder subscription would be effective on the first calendar day of November. Conversely, if the stockholders wish to submit their shares for redemption in October, the redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of October. If accepted, the stockholders' shares would be redeemed as of the last calendar day of October and, generally, the redemption price would equal the NAV per share of the applicable class as of the last calendar day of September, subject to reduction for early redemption. In each of these cases, the NAV that is ultimately determined as of the last day of October may be higher or lower than the NAV as of the last day of September used for determining the transaction price. Therefore, the price at which the stockholders purchase shares may be higher than the current NAV per share at the time of sale and the price at which they redeem shares may be lower than the current NAV per share at the time of redemption.

Economic events that may cause our stockholders to request that we redeem their shares may materially adversely affect our cash flow and our results of operations and financial condition.

Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector, could cause our stockholders to seek to sell their shares to us pursuant to our share redemption program at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting redemption requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy redemption requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

A portion of the proceeds raised in our securities offerings are expected to be used to satisfy redemption requests, and such portion of the proceeds may be substantial.

We currently expect to use a portion of the proceeds from our securities offerings to satisfy redemption requests, in particular redemption requests from our Class E stockholders who comprise a significant portion of our stockholders, have generally held their shares for a number of years and have demonstrated significant demand for liquidity in recent years. We have redeemed approximately $191.6 million of shares of our common stock during the year ended December 31, 2024. Using the proceeds from our securities offerings for redemptions will reduce the net proceeds available to retire debt or acquire additional properties, which may result in reduced liquidity and profitability or restrict our ability to grow our NAV.

We have experienced periods in the past in which redemption demand exceeded redemption capacity, and we could experience such situations again in the future.

We commenced our initial public offering in January 2006 and commenced operations later that year. At that time, we only offered Class E shares of common stock (referred to at that time simply as our shares of "common stock"), and our share redemption program for Class E stockholders (which was more restrictive than our current share redemption program) was subject to limitations that included a maximum number of redemptions during any calendar year of 5% of the weighted-average number of shares outstanding during the prior calendar year. Beginning in the first quarter of 2009 through the third quarter of 2016, redemption requests from Class E stockholders exceeded the redemption limits set forth in the Class E share redemption program and associated offering materials, and we conducted a number of self-tender offers to supplement this liquidity. As a result, we redeemed only a portion of the shares from investors who sought redemption during that period, either through the redemption program or self-tender offers, and the stockholders were required to resubmit redemption requests periodically in order to renew their requests to either have their shares redeemed pursuant to the share redemption program or purchased pursuant to a tender offer.

Although all properly submitted redemption requests and/or tenders in our self-tender offers have been satisfied beginning with the fourth quarter of 2016, in the future we could experience situations like that described above in which redemption demand exceeds capacity. Our current share redemption program has different limitations than our share redemption program did during that time, but it remains true that our ability to redeem the stockholder shares may be limited, and our board of directors may make exceptions to modify or suspend our share redemption program at any time. Furthermore, we may redeem fewer shares than have been requested in any particular month to be redeemed under our share redemption program, or none at all, in our discretion at any time. If a redemption request under our share redemption program is unsatisfied, it must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable.

Historical returns may be presented over limited timeframes and are inherently limited in their applicability to the future.

In our annual report and in other investor communications, we disclose certain historical NAV and total return information. This information may be presented on a class-by-class basis or on a weighted-average basis across all our classes. The information may go back one month, one quarter, or longer periods. While we believe this historical information is useful, investors should understand that any historical return presentation is inherently limited in its applicability to the future, for a variety of reasons. We may have performed better in certain past time periods than others, and we cannot predict the future performance of our company specifically or the broader economy and real estate markets more generally. Furthermore, from time to time we make changes to our portfolio, our investment focus, or structural aspects of our company that may make past returns less comparable. Over time, we have made changes to the fees and reimbursements we pay to the Advisor (in connection with managing our operations) and the dealer manager for our securities offerings, Ares Wealth Management Solutions, LLC (the "Dealer Manager"), and participating broker-dealers (in connection with our securities offerings). Our share classes have different upfront fees and different class-specific fees that make their returns different from those of other classes and from average returns that may be shown. In some cases, we have changed the names of our share classes and the fees that affect their returns. Over time, we have also made changes to the frequency with which, and the methodologies with which, we estimate the value of our shares.

In particular, it was not until July 2012 that we converted to a perpetual-life "NAV REIT" that offers multiple classes of shares, moved to a fee structure similar to what we have now, and began providing regular NAV computations and disclosures similar to those we provide now. For this reason, our historical return disclosures typically do not go further back than September 30, 2012, which is the first quarter-end date as an NAV REIT and which we refer to as our "NAV inception." Nevertheless, investors should be aware that we commenced operations in the first quarter of 2006, and from 2006 to 2009 raised capital through the sale of Class E shares of common stock (referred to at that time simply as our shares of "common stock") at a fixed price of $10.00 per share. Prior to NAV inception in 2012, we had a materially different structure both in terms of the commissions charged in connection with sales of shares and the fees and reimbursements we paid to the Advisor and the Dealer Manager. As a result of both this different structure and the effects of the financial crisis, the performance returns for individual Class E stockholders that acquired shares in our offerings from 2006 to 2009 is lower than those for our other stockholders.

Stockholders will not have the opportunity to evaluate future investments we will make with the proceeds raised in our securities offerings prior to purchasing shares of our common stock.

We have not identified future investments that we will make with the proceeds of our securities offerings. As a result, stockholders will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our future investments prior to purchasing shares of our common stock. Stockholders must rely on the Advisor and our board of directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. Because the stockholders cannot evaluate all of the investments we will make in advance of purchasing shares of our common stock, this additional risk may hinder the stockholders' ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

We may not be able to raise significant funds in our securities offerings.

We may not raise significant funds in our securities offerings. Our ability to raise capital may be impacted by a variety of factors, including market demand, relative attractiveness of alternative investments, and the willingness of key distribution partners to continue to sell our shares on their respective platforms. The less capital we raise, the less capital we will have available to make investments in accordance with our investment strategy and policies, to provide liquidity to our stockholders and for general corporate purposes (which may include repayment of our debt or any other corporate purposes we deem appropriate).

Furthermore, the estimated use of proceeds figures presented in our offering documents are estimates based on numerous assumptions. The actual percentage of net proceeds available to use will depend on a number of factors, including the amount of capital we raise and the actual offering costs. For example, if we raise less than the assumed amount, we would expect the percentage of net offering proceeds available to us to be less (and may be substantially less) than the estimated use of proceeds figures presented in our offering documents because many offering costs are fixed and do not depend on the amount of capital raised in our securities offerings.

Even if we are able to raise substantial funds in our securities offerings, investors in our common stock are subject to the risk that our offering, business and operating plans may change.

Although we intend to operate as a perpetual-life REIT with an ongoing offering and share redemption program, this is not a requirement of our charter. Even if we are able to raise substantial funds in our securities offerings, if circumstances change such that our board of directors believes it is in the best interest of our stockholders to suspend the offering or to terminate our share redemption program, we may do so without stockholder approval. Our board of directors may also change our investment objectives, borrowing policies or other corporate policies without stockholder approval. In addition, we may change the way our fees and expenses are incurred and allocated to different classes of stockholders if the tax rules applicable to REITs change such that we could do so without adverse tax consequences. Our board of directors may decide that certain significant transactions that require stockholder approval such as dissolution, merger into another entity, consolidation or the sale or other disposition of all or substantially all of our assets, are in the best interests of our stockholders. Holders of all classes of our common stock have equal voting rights with respect to such matters and will vote as a single group rather than on a class-by-class basis. Accordingly, investors in our common stock are subject to the risk that our offering, business and operating plans may change.

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The primary component of our NAV is the value of our investments. The valuation methodologies used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, known contingencies, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. Additionally, appraisals of our properties are in part based on historical transaction data. As a result, valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Advisor (as defined below) and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities are best determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred by us in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. In addition, the value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In addition to being a month old when share purchases and redemptions take place, our NAV does not currently represent enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. The stock price of shares of a publicly traded REIT may materially differ than the NAV of a non-traded REIT with comparable portfolios. While any changes in the value of our real estate portfolio will ultimately be reflected in future calculations of NAV, there will be no retroactive adjustment in the valuation of such assets or liabilities, the price of our shares of common stock, the price we paid to redeem shares of our common stock or NAV-based fees we paid to the Advisor and the Dealer Manager to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price the stockholders will pay for shares of our common stock in our securities offerings, and the price at which their shares may be redeemed by us pursuant to our share redemption program, are generally based on our estimated NAV per share, the stockholders may pay more than realizable value or receive less than realizable value for their investment.

In order to disclose a monthly NAV, we are reliant on the parties that we engage for that purpose, in particular the Independent Valuation Advisor and the other appraisers that we hire to value and appraise our real property portfolio.

In order to disclose a monthly NAV, our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV and caused us to engage independent third parties such as the Independent Valuation Advisor, to appraise our real property portfolio on a monthly basis, and independent appraisal firms, to provide periodic appraisals with respect to our properties. We have also engaged a firm to act as the NAV Accountant and may engage other independent third parties or the Advisor to value other assets or liabilities. Although our board of directors, with the assistance of the Advisor, oversees all of these parties and the reasonableness of their work product, we will not independently verify our NAV or the components thereof, such as the appraised values of our properties. Our management's assessment of the market values of our properties may also differ from the appraised values of our properties as determined by the Independent Valuation Advisor. If the parties engaged by us to determine our monthly NAV are unable or unwilling to perform their obligations to us, our NAV could be inaccurate or unavailable, and we could decide to suspend our public offerings and our share redemption program.

Our NAV is not subject to U.S. generally accepted accounting principles ("GAAP"), will not be independently audited and will involve subjective judgments by the Independent Valuation Advisor and other parties involved in valuing our assets and liabilities.

Our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity (net assets) reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes. Additionally, we are dependent on the Advisor to be reasonably aware of material events specific to our properties (such as customer disputes, damage, litigation and environmental issues) that may cause the value of a property to change materially and to promptly notify the Independent Valuation Advisor so that the information may be reflected in our real property portfolio valuation. In addition, the implementation and coordination of our valuation procedures include certain subjective judgments of the Advisor, such as whether the Independent Valuation Advisor should be notified of events specific to our properties that could affect their valuations, as well as of the Independent Valuation Advisor and other parties we engage, as to whether adjustments to asset and liability valuations are appropriate. Accordingly, the stockholders must rely entirely on our board of directors to adopt appropriate valuation procedures and on the Independent Valuation Advisor and other parties we engage in order to arrive at our NAV, which may not correspond to realizable value upon a sale of our assets.

No rule or regulation requires that we calculate our NAV in a certain way, and our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures.

There are no existing rules or regulatory bodies that specifically govern the manner in which we calculate our NAV. As a result, it is important that stockholders pay particular attention to the specific methodologies and assumptions we use to calculate our NAV. Other peer REITs may use different methodologies or assumptions to determine their NAV. In addition, each year our board of directors, including a majority of our independent directors, will review the appropriateness of our valuation procedures and may, at any time, adopt changes to the valuation procedures. If we acquire real properties as a portfolio, we may pay a premium over the amount that we would pay for the assets individually. Our board of directors may change these or other aspects of our valuation procedures, which changes may have an adverse effect on our NAV and the price at which the stockholders may sell shares to us under our share redemption program. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Net Asset Value Per Share" and our valuation procedures attached as Exhibit 99.2 to this Annual Report on Form 10-K for more details regarding our valuation methodologies, assumptions and procedures.

Our NAV per share may suddenly change if the valuations of our properties materially change from prior valuations.

Property valuation changes can occur for a variety of reasons, such as local real estate market conditions, market lease assumptions, rotation of different third-party appraisal firms, the financial condition of our customers, or leasing activity. For example, due to rapidly changing market conditions, such as tenant demand and resulting rental rates, the valuation of underlying properties correspondingly may change. Such a valuation drop can be particularly significant when closer to a lease expiration, especially for single customer buildings or where an individual customer occupies a large portion of a building and the determination is made that the customer will not renew, or is expected to renew based on terms that are less favorable than what were previously assumed. We are at the greatest risk of these valuation changes during periods in which we have a large number of lease expirations as well as when the lease of a significant customer is closer to expiration. Similarly, if a customer will have an option in the future to purchase one of our properties from us at a price that is less than the current valuation of the property, then if the value of the property exceeds the option price, the valuation will be expected to decline and begin to approach the purchase price as the date of the option approaches. In addition, actual operating results or observed market transactions could change unexpectedly. For example, if operating expenses suddenly increase or revenues decrease, such change may in turn cause a sudden increase or decrease in the NAV per share amounts.

New acquisitions may be valued for purposes of our NAV at less than what we pay for them, which would dilute our NAV, or at more than what we pay for them, which would be accretive to our NAV.

Pursuant to our valuation procedures, the acquisition price of a newly acquired property will serve as the basis for the initial monthly appraisal performed by the Independent Valuation Advisor. The price we pay to acquire a property will provide a meaningful data point to the Independent Valuation Advisor in its determination of the initial fair market value of the property; however, the Independent Valuation Advisor may conclude that the price we paid to acquire a property is higher or lower than the current estimate of fair market value of the property, which shall be used for purposes of determining our NAV. This is true whether the acquisition is funded with cash, equity or a combination thereof. Properties that we acquire will not join the cycle for annual appraisals performed by third-party appraisal firms until the following calendar year. When we obtain the first appraisal performed by a third-party appraisal firm on a property, it may not appraise at a value equal to the purchase price or the property value previously determined by the Independent Valuation Advisor, which could negatively affect our NAV. Large portfolio acquisitions, in particular, may require a "portfolio premium" to be paid by us in order to be a competitive bidder, and this "portfolio premium" may not be taken into consideration in calculating our NAV. We may make acquisitions (with cash or equity) of any size without stockholder approval, and such acquisitions may be dilutive or accretive to our NAV. In addition, acquisition expenses we incur in connection with new acquisitions will negatively impact our NAV.

The NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable.

From time to time, we may experience events with respect to our investments that may have a material impact on our NAV. For example, and not by way of limitation, changes in governmental rules, regulations and fiscal policies, environmental legislation, natural disasters, pandemics, terrorism, war, social unrest, civil disturbances and major disturbances in financial markets may cause the value of a property to change materially. Similarly, negotiations, disputes and litigation that involve us and other parties may ultimately have a positive or negative impact on our NAV. The NAV per share of each class of our common stock as published for any given month may not reflect such extraordinary events to the extent that their financial impact is not immediately quantifiable. As a result, the NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable, and the NAV per share of each class published after the announcement of a material event may differ significantly from our actual NAV per share for such class until such time as the financial impact is quantified and our NAV is appropriately adjusted in accordance with our valuation procedures. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

The realizable value of specific properties may change before the value is adjusted by the Independent Valuation Advisor and reflected in the calculation of our NAV.

Our valuation procedures generally provide that the Independent Valuation Advisor will adjust a real property's valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). We are dependent on the Advisor to be reasonably aware of material events specific to our properties (such as lease expirations, customer disputes, damage, litigation and environmental issues, as well as positive events such as new lease agreements) that may cause the value of a property to change materially and to promptly notify the Independent Valuation Advisor so that the information may be reflected in our real property portfolio valuation. Events may transpire that, for a period of time, are unknown to us or the Independent Valuation Advisor that may affect the value of a property, and until such information becomes known and is processed, the value of such asset may differ from the value used to determine our NAV. In addition, although we may have information that suggests a change in value of a property may have occurred, there may be a delay in the resulting change in value being reflected in our NAV until such information is appropriately reviewed, verified and processed. For example, we may receive an unsolicited offer from an unrelated third party to purchase one of our assets at a price that is materially different than the price included in our NAV. Or, we may be aware of a new lease, lease expiry, or a potential contract for capital expenditure. Where possible, adjustments generally are made based on events evidenced by proper final documentation. It is possible that an adjustment to the valuation of a property may occur prior to final documentation if the Independent Valuation Advisor determines that events warrant adjustments to certain assumptions that materially affect value. However, to the extent that an event has not yet become final based on proper documentation, its impact on the value of the applicable property may not be reflected (or may be only partially reflected) in the calculation of our NAV.

Our NAV and the NAV of stockholder shares may be diluted in connection with current and future securities offerings.

In connection with our securities offerings, we incur fees and expenses, which decrease the amount of cash we have available for operations and new investments. In addition, because the prices of shares sold in our securities offerings are based on our NAV, the offering may be dilutive if our NAV procedures do not fully capture the value of our shares and/or we do not utilize the proceeds accretively.

In the future we may conduct other offerings of common stock (whether existing or new classes), preferred stock, debt securities or of interests in the Operating Partnership. We may also amend the terms of our existing securities offerings. We may structure or amend such offerings to attract institutional investors or other sources of capital. The costs of our current and future securities offerings may negatively impact our ability to pay distributions and stockholders' overall return.

Because we generally do not mark to market our property-level mortgages, corporate-level credit facilities and other secured and unsecured debt that are intended to be held to maturity, or our associated interest rate hedges that are intended to be held to maturity, the realizable value of our company or our assets that are encumbered by debt may be higher or lower than the value used in the calculation of our NAV.

In accordance with our valuation procedures, our property-level mortgages, corporate-level credit facilities and other secured and unsecured debt that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances). Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument, which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt; the associated premium or discount on such debt will then be amortized through loan maturity. As a result of this policy, the realizable value of our company or our assets that are encumbered by debt used in the calculation of our NAV may be higher or lower than the value that would be derived if such debt instruments were marked to market. For example, if we decide to sell one or more assets, we may re-classify those assets as held-for-sale, which could then have a positive or negative impact on our calculation of NAV to the extent any associated debt is definitively intended to be prepaid. In some cases, such difference may be significant. We currently estimate the fair value of our debt (inclusive of associated interest rate hedges) that was intended to be held to maturity as of December 31, 2024 was $42.5 million lower than the carrying value used for calculation of our NAV for such debt in aggregate; meaning that if we used the fair value of our debt rather than the carrying value used for calculation of our NAV (and treated the associated hedge as part of the same financial instrument), our NAV would have been higher by approximately $42.5 million, or $0.12 per share, not taking into account all of the other items that impact our monthly NAV, as of December 31, 2024. As of December 31, 2024, we classified all of our debt as intended to be held to maturity.

Stockholders do not have the benefit of an independent due diligence review in connection with our securities offerings which increases the risk of their investment.

Because the Advisor and the Dealer Manager are related, investors do not have the benefit of an independent due diligence review and investigation of the type normally performed by an unrelated, independent underwriter in connection with a securities offering. In addition, DLA Piper LLP (US) has acted as counsel to us, the Advisor and the Dealer Manager in connection with our securities offerings and, therefore, investors do not have the benefit of a due diligence review that might otherwise be performed by independent counsel. Under applicable legal ethics rules, DLA Piper LLP (US) may be precluded from representing us due to a conflict of interest between us and the Dealer Manager. If any situation arises in which our interests are in conflict with those of the Dealer Manager or its related parties, we would be required to retain additional counsel and may incur additional fees and expenses. The lack of an independent due diligence review and investigation increases the risk of stockholders' investment.

We currently do not have research analysts reviewing our performance.

We do not have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, we do not have an independent review of our performance and value of our common stock relative to publicly traded companies.

Our investors may be at a greater risk of loss than the Advisor and members of our management team.

We have taken certain actions to increase the stock ownership in our Company by our management team, the Advisor and our directors over the past couple of years, including the implementation of certain stock-based awards. The current level of ownership by management may be less than the management teams of other public real estate companies and, as a result, our investors may be at a greater risk of loss than the Advisor and other members of our management, especially as compared to these other companies in which stock ownership by management and directors may be significantly greater.

The availability and timing of cash distributions to stockholders is uncertain.

Our board of directors intends to authorize a monthly distribution of a certain dollar amount per share of our common stock using monthly record dates. However, the payment of class-specific fees results in different amounts of distributions being paid with respect to each class of shares. In addition, the expenses incurred in our operations reduce the amount of cash available for distribution to our stockholders. Distributions may also be negatively impacted by the failure to deploy our net proceeds on an expeditious basis, the inability to find suitable investments that are not dilutive to our distributions, the poor performance of our investments (including vacancy or decline in rental rates), an increase in expenses for any reason (including expending funds for redemptions) and due to numerous other factors. Any request by the holders of OP Units to redeem some or all of their OP Units for cash may also impact the amount of cash available for distribution to our stockholders. In addition, our board of directors, in its discretion, may retain any portion of such funds for working capital. We cannot assure the stockholders that sufficient cash will be available to make distributions to our stockholders or that the amount of distributions will not either decrease or fail to increase over time. From time to time, we may adjust our distribution level and we may make such an adjustment at any time.

We have paid and may continue to pay distributions from sources other than our cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

Our total distributions declared for the years ended December 31, 2024, 2023, and 2022 were $122.0 million, $103.7 million, and $87.4 million, respectively, which includes $31.9 million, $32.7 million, and $29.9 million, respectively, of distributions reinvested in our shares pursuant to our distribution reinvestment plan. Our cash flow from operations the years ended December 31, 2024, 2023, and 2022 was $(169.5) million, $16.0 million, and $62.5 million, respectively. Accordingly, total distributions were not fully funded by cash flows from operations. In such cases, the shortfalls were funded from proceeds from our distribution reinvestment plan, borrowings or sale of DST Interests. In addition, for years in which total distributions were fully funded from our operations, in some cases our distributions were not fully funded from our operations for individual quarters. In such cases, the shortfalls were funded from proceeds from our distribution reinvestment plan, borrowings or sale of DST Interests. In the future, we may continue to fund our monthly regular distributions from sources other than cash flow from operations. Our long-term strategy is to strive to fund the payment of regular distributions to our stockholders entirely from our operations, but there may be quarters or even years when that is not the case. It will be up to the board of directors to determine the distribution level taking many factors into consideration beyond just cash flow from operations. If we are unsuccessful in investing the capital we raise from our securities offerings or decide to invest our capital in lower yielding assets, we may be required to fund our distributions to our stockholders from a combination of our operating, investing and financing activities, which include net proceeds of our securities offerings, dispositions and borrowings (including borrowings secured by our assets), or to reduce the level of our distributions. Using certain of these sources may result in a liability to us, which would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for new investments, repayment of debt, share redemptions and other corporate purposes, and potentially reduce stockholders' overall return and adversely impact and dilute the value of their investment in shares of our common stock. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. Our ability to pay distributions solely from cash flows from operations has been impacted by certain factors, including the current yield environment. All distributions result in a decrease to our NAV while cash flow generated from our operations results in an increase to NAV. While we strive to fund our distributions solely from our cash flow from operations, in the long run, we also focus on total stockholder return as a metric for evaluating our distribution level in the event that it is not being fully covered by cash flow from operations. Any cash flow from operations in excess of our distributions results in a net increase to NAV (ignoring other factors). Conversely, if and when our distributions exceed our cash flow from operations, the net effect would be and has been a decrease to NAV (ignoring other factors). We have not established a limit on the amount of our distributions that may be paid from any of these sources.

If we raise substantial offering proceeds in a short period of time, we may not be able to invest all of the net offering proceeds promptly, which may cause our distributions and the long-term returns to our investors to be lower than they otherwise would.

We could suffer from delays in locating suitable investments. The more money we raise in our securities offerings, the more difficult it will be to invest the net offering proceeds promptly. Therefore, the large size of our securities offerings increases the risk of delays in investing our net offering proceeds. Our reliance on the Advisor to locate suitable investments for us at times when the management of the Advisor is simultaneously seeking to locate suitable investments for other entities sponsored or advised by affiliates of the Sponsor could also delay the investment of the proceeds of our securities offerings. Delays we encounter in the selection, acquisition and development of income-producing properties would likely negatively affect our NAV, limit our ability to pay distributions to the stockholders and reduce their overall returns.

The performance component of the advisory fee is calculated on the basis of the overall investment return provided to holders of Fund Interests over a calendar year, so it may not be consistent with the return on stockholders' shares.

The performance component of the advisory fee is calculated on the basis of the overall investment return provided to holders of Fund Interests (as defined below) (i.e., our outstanding shares and OP Units held by third parties) in any calendar year such that the Special OP Unitholder, which is a wholly-owned subsidiary of our Advisor will receive the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per Fund Interest at the beginning of such year (the "Hurdle Amount"). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted-average Fund Interests outstanding during the year. The "annual total return amount" referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance component of the advisory fee as well as ongoing distribution fees (i.e., our ongoing class-specific fees). The "loss carryforward" referred to above will track any negative annual total return amounts from prior years and offset the positive annual total return amount for purposes of the calculation of the performance component of the advisory fee. Therefore, payment of the performance component of the advisory fee (1) is contingent upon the annual total return to the holders of Fund Interests exceeding the 5% return, (2) will vary in amount based on our actual performance and (3) cannot, in and of itself, cause the overall return to the holders of Fund Interests for the year to be reduced below 5%. In addition, if the Special OP Unitholder receives a performance component of the advisory fee, it will not be obligated to return any portion of such advisory fees based on our subsequent performance. We completed the 2024 calendar year with a cumulative loss carryforward that will apply to future performance participation allocations. The cumulative loss carryforward as of December 31, 2024 is approximately $0.45 per Fund Interest, which takes into account a $0.41 per Fund Interest loss carryforward generated in the 2023 calendar year. Realization of the loss carryforward is contingent on future performance. Even after such offset, future performance participation allocations will be subject to the Hurdle Amount.

Additionally, the Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance component that would have been payable with respect to the Class E shares and the Series 1 Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 per share or unit, the benefit of which will be shared among all holders of Fund Interests.

As a result, the performance component is not directly tied to the performance of the shares that stockholders purchase, the class of shares purchased, or the time period during which the stockholders own their shares. The performance component may be payable to the Special OP Unitholder even if the NAV of the stockholders' shares at the end of the calendar year is below their purchase price, and the thresholds at which increases in NAV count towards the overall return to the holders of Fund Interests are not based on the stockholders' purchase price. Because of the class-specific allocations of the ongoing distribution fee, which differ among classes, we do not expect the overall return of each class of Fund Interests to ever be the same. However, if and when the performance component of the advisory fee is payable, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares, regardless of the different returns achieved by different classes of Fund Interests during the year. Further, stockholders who redeem their shares during a given year may redeem their shares at a lower NAV per share as a result of an accrual for the estimated performance component of the advisory fee, even if no performance component is ultimately payable to the Special OP Unitholder at the end of such calendar year.

Payment of fees and expenses to the Advisor and the Dealer Manager reduces the cash available for distribution and increases the risk that the stockholders will not be able to recover the amount of their investment in our shares.

The Advisor and the Dealer Manager perform services for us, including, among other things, the selection and acquisition of our investments, the management of our assets, the disposition of our assets, the financing of our assets and certain administrative services. We pay the Advisor and the Dealer Manager fees and expense reimbursements for these services, which will reduce the amount of cash available for further investments or distribution to our stockholders.

We are required to pay substantial compensation to the Advisor and its affiliates, which may be increased or decreased during our securities offerings or future offerings by a majority of our board of directors, including a majority of the independent directors.

Pursuant to our agreements with the Advisor and its affiliates, we are obligated to pay substantial compensation to the Advisor and its affiliates. Subject to limitations in our charter, the fees, compensation, income, expense reimbursements, interests and other payments that we are required to pay to the Advisor and its affiliates may increase or decrease during our securities offerings or future offerings if such change is approved by a majority of our board of directors, including a majority of the independent directors. These types of payments to the Advisor and its affiliates will decrease the amount of cash we have available for operations and new investments and could negatively impact our NAV, our ability to pay distributions and the stockholders overall return.

We are dependent upon the Advisor and its affiliates to conduct our operations and our securities offerings; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer.

We are dependent upon the Advisor and its affiliates to conduct our operations and our securities offerings. Thus, adverse changes to our relationship with, or the financial health of, the Advisor and its affiliates, including changes arising from litigation, could hinder their ability to successfully manage our operations and our portfolio of investments.

If we were to internalize our management or if another investment program, whether sponsored or advised by affiliates of the Sponsor or otherwise, conducts its own internalization transaction, we could incur significant costs and/or our business could be harmed.

At some point in the future, we may consider internalizing the functions performed for us by the Advisor, although we do not currently intend to do so. Any internalization transaction could result in significant payments to the owners of the Advisor, including in the form of our stock which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in the owner of the Advisor. In addition, we rely on persons employed by the Advisor or its affiliates to manage our day-to-day operating and acquisition activities. If we were to effectuate an internalization of the Advisor, we may not be able to retain all of the employees of the Advisor or its affiliates or to maintain relationships with other entities sponsored or advised by affiliates of the Sponsor. In addition, some of the employees of the Advisor or its affiliates may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of the key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by the Advisor or its affiliates who are most familiar with our business and operations, thereby potentially adversely impacting our business.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of the stockholders' investment in shares of our common stock.

Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets, provided that we may exceed this limit if a higher level of borrowing is approved by a majority of our independent directors. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, could be accompanied by restrictive covenants and would generally make us more subject to the risks associated with leverage. These factors could limit the amount of cash we have available to distribute and could result in a decline in our NAV and in the value of the stockholders' investment in shares of our common stock.

We are dependent on our customers for revenue, and our inability to lease our properties or to collect rent from our customers would adversely affect our results of operations, NAV and returns to our stockholders.

Our revenues from our property investments are dependent on our ability to lease our properties and the creditworthiness of our customers and would be adversely affected by the loss of or default by one or more significant lessees. Furthermore, certain of our assets may utilize leases with payments directly related to customer sales, where some or all of the amount of rent that we charge a customer is calculated as a percentage of such customer's revenues over a fixed period of time, and a reduction in sales can reduce the amount of the lease payments required to be made to us by customers leasing space in such assets. Much of our customer base is comprised of non-rated and non-investment grade customers. The success of our properties depends on the financial stability of such customers. The financial results of our customers can depend on several factors, including but not limited to the general business environment, interest rates, inflation, the availability of credit, taxation and overall consumer confidence.

In addition, our ability to increase our revenues and operating income partially depends on steady growth of demand for the products and services offered by the customers located in the assets that we own and manage. A drop in demand, as a result of a slowdown in the U.S. and global economy or otherwise, could result in a reduction in performance of our customers and consequently, adversely affect our results of operations, NAV and returns to our stockholders.

If indicators of impairment exist in any of our properties, for example, we experience negative operating trends such as prolonged vacancies or operating losses, we may not recover some or all of our investment.

Lease payment defaults by customers could impact operating results, causing us to lower our NAV, reduce the amount of distributions to our stockholders, or could force us to find an alternative source of funding to pay any mortgage loan interest or principal, taxes, or other obligations relating to the property. In the event of a customer default, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, the value of the property may be immediately and negatively affected and we may be unable to lease the property for the rent previously received or at all or sell the property without incurring a loss.

Some of our properties may be leased to a single or significant customer and, accordingly, may be suited to the particular or unique needs of such customer. We may have difficulty replacing such a customer if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

As of December 31, 2024, our top five customers represented 9.0% of our total annualized base rent of our portfolio, our top ten customers represented 12.6% of our total annualized base rent of our portfolio and there were no customers that individually represented more than 5.0% of our total annualized base rent of our portfolio. Our results of operations are currently substantially dependent on our top customers, and any downturn in their business could have a material adverse effect on operations. In addition, certain of our properties are occupied by a single customer, and as a result, the success of those properties depends on the financial stability of that customer. Adverse impacts to such customers, businesses or operators, including as a result of changes in market or economic conditions, natural disasters, outbreaks of an infectious disease, pandemic or any other serious public health concern, political events or other factors that may impact the operation of these properties, may have negative effects on our business and financial results. As a result, some of our customers have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. Further, if such customers default under their leases, we may not be able to promptly enter into a new lease or operating arrangement for such properties, rental rates or other terms under any new leases or operating arrangement may be less favorable than the terms of the current lease or operating arrangement or we may be required to make capital improvements to such properties for a new customer, any of which could adversely impact our operating results.

We are active portfolio managers and will incur transaction and transition costs each time that we acquire or dispose of an asset.

We believe that the real estate market is cyclical, with different demand for property types at different times. Although we do not invest for the short term, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by the real estate markets. Each time that we acquire or dispose of an asset, we incur associated transaction costs which may include, but are not limited to, broker fees, attorney fees, regulatory filings and taxes. In addition, each time that we sell an income-generating asset, our operating results will be negatively impacted unless and until we are able to reinvest the proceeds in an investment with an equal or greater yield, which we may be unable to do. Accordingly, in order for us to provide positive returns to our stockholders from active portfolio management, the benefits of active management must outweigh the associated transaction and transition costs. We may be unable to achieve this. These factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

In order to maintain what we deem to be sufficient liquidity for our redemption program it may cause us to keep more of our assets in securities, cash, cash equivalents and other short-term investments than we would otherwise like which would affect returns.

In order to provide liquidity for share redemptions, we intend to, subject to any limitations and requirements relating to our intention to qualify as a REIT, maintain a number of sources of liquidity including (i) cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities and liquid real estate-related securities and (ii) one or more borrowing facilities. We may fund redemptions from any available source of funds, including operating cash flows, borrowings, proceeds from our securities offerings and/or sales of our assets. This could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

Our board of directors also adopted a delegation of authority policy and, pursuant to such policy, has delegated the authority for certain actions to the AREIT Advisors Committee, which is not a committee of our board of directors, but rather is the Advisor's investment and management committee for our company and consists of certain of our officers and officers of the Advisor. Our board of directors has delegated to the AREIT Advisors Committee certain responsibilities with respect to certain acquisition, disposition, leasing, capital expenditure and borrowing decisions, which may result in our making riskier investments and which could adversely affect our results of operations, financial condition, NAV and cash flows.

Our board of directors has delegated to the AREIT Advisors Committee the authority to execute certain transactions and make certain decisions on our behalf. The AREIT Advisors Committee has the authority to approve certain transactions, including acquisitions, dispositions and leases, as well as to make decisions with respect to capital expenditures and borrowings, in each case so long as such investments and decisions meet certain board-approved parameters (that include limitations regarding the dollar amount of the transactions, among others) and are consistent with the requirements of our charter. There can be no assurance that the AREIT Advisors Committee will be successful in applying any strategy or discretionary approach to our investment activities pursuant to this delegation of authority. Our board of directors will review the investment decisions made pursuant to this delegation of authority periodically. The prior approval of our board of directors or a committee of our independent directors will be required as set forth in our charter (including for transactions with affiliates of the Advisor) or for transactions or decisions that are outside of the board-approved parameters placed on this delegation of authority. Transactions entered into and decisions made by the AREIT Advisors Committee on our behalf may be costly, difficult or impossible to unwind if our board of directors later reviews them and determines that they should not have been entered into or made.

RISKS RELATED TO CONFLICTS OF INTEREST

The Advisor faces a conflict of interest because the fees it receives for services performed are based on our NAV, the procedures for which the Advisor will assist our board of directors in developing, overseeing, implementing and coordinating.

The Advisor assists our board of directors in developing, overseeing, implementing and coordinating our NAV procedures. It assists our Independent Valuation Advisor in valuing our real property portfolio by providing the firm with property-level information, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) revenues and expenses of the property. Our Independent Valuation Advisor assumes and relies upon the accuracy and completeness of all such information, and does not undertake any duty or responsibility to verify independently any of such information and relies upon us and the Advisor to advise if any material information previously provided becomes inaccurate or was required to be updated during the period of its review. In addition, the Advisor may be the approved pricing source for certain assets and liabilities, and its discretion with respect to the valuations of such assets and liabilities could affect our NAV. Because the Advisor is paid fees for its services based on our NAV, the Advisor could be motivated to influence our NAV and NAV procedures such that they result in an NAV exceeding realizable value, due to the impact of higher valuations on the compensation to be received by the Advisor. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock on a given date may not accurately reflect the value of our portfolio, and the stockholders' shares may be worth less than the purchase price.

The Advisor's fee may not create proper incentives or may induce the Advisor and its affiliates to make certain investments, including speculative investments, that increase the risk of our real property portfolio.

The advisory fee we pay the Advisor and its affiliates is made up of a fixed component and a performance component. We will pay the Advisor the fixed component regardless of the performance of our portfolio. The Advisor's entitlement to the fixed component, which is not based upon performance metrics or goals, might reduce the Advisor's incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We will be required to pay the Advisor the fixed component in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period. The performance component, which is based on our total distributions plus the change in NAV per share, may create an incentive for the Advisor to make riskier or more speculative investments on our behalf than it would otherwise make in the absence of such performance-based compensation.

The Advisor's management personnel face conflicts of interest relating to time management and there can be no assurance that the Advisor's management personnel will devote adequate time to our business activities or that the Advisor will be able to hire adequate additional employees.

All of the Advisor's management personnel, other employees, affiliates and related parties may also provide services to other entities sponsored or advised by affiliates of the Sponsor. We are not able to estimate the amount of time that such management personnel will devote to our business. As a result, certain of the Advisor's management personnel may have conflicts of interest in allocating their time between our business and their other activities which may include advising and managing various other real estate programs and ventures, which may be numerous and may change as programs are closed or new programs are formed. During times of significant activity in other programs and ventures, the time they devote to our business may decline and be less than we would require. There can be no assurance that the Advisor's affiliates will devote adequate time to our business activities or that the Advisor will be able to hire adequate additional employees to perform the tasks currently being performed by the Advisor's affiliates should the amount of time devoted to our business activities by such affiliates prove to be insufficient. Should the Advisor fail to allocate sufficient resources to perform its responsibilities to us for any reason we may be unable to achieve our investment objectives or pay distributions to our stockholders.

The Advisor and its affiliates, including our officers and three of our directors, face conflicts of interest caused by compensation arrangements with us and other entities sponsored or advised by affiliates of the Sponsor, which could result in actions that are not in our stockholders' best interests.

Some of our executive officers, three of our directors and other key personnel are also officers, directors, managers, and/or key personnel in the Advisor, the Dealer Manager and/or other entities related to the Sponsor. The Advisor and its affiliates receive substantial fees from us in return for their services and these fees could influence their advice to us. Among other matters, the compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with the Advisor and its affiliates, including the Advisory Agreement, the agreement with the Dealer Manager and any property management agreements;

- recommendations to our board of directors with respect to developing, overseeing, implementing and coordinating our NAV procedures, or the decision to adjust the value of certain of our assets or liabilities if the Advisor is responsible for valuing them;

- securities offerings of equity by us, which may result in increased fees for the Advisor and other related parties;

- competition for customers from entities sponsored or advised by affiliates of the Sponsor that own properties in the same geographic area as us; and

- investments through joint ventures or other co-ownership arrangements, which may result in increased fees for the Advisor.

We will be responsible for certain fees and expenses, including due diligence costs, as determined by the Advisor, including legal, accounting and financial advisor fees and related costs, incurred in connection with evaluating and consummating investment opportunities, regardless of whether such transactions are ultimately consummated by the parties thereto.

In addition, we reimburse the Advisor and its affiliates for the salaries and other compensation of its personnel in accordance with the Advisory Agreement based on the percentage of such personnel's time spent on our affairs. Pursuant to the terms of the Advisory Agreement, we reimburse the Advisor and its affiliates for personnel (and related employment) costs and overhead (including, but not limited to, allocated rent paid, equipment, utilities, insurance, travel and entertainment, and other costs) incurred by the Advisor or its affiliates in performing the services under the Advisory Agreement, including, but not limited to, total compensation, benefits and other overhead of all employees involved in the performance of such services; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee, or for compensation of the Company's named executive officers, unless the named executive officer provides services related to stockholder services.

Certain of our service providers may also provide services to or have business, personal, political, financial or other relationships with the Sponsor or other Sponsor affiliated entities and related parties. These relationships have the potential to include us and the Advisor in deciding whether to select or recommend such a service provider to perform services for us, whether to cause us to invest in investment opportunities sourced by such a service provider or whether to select such a service provider as a co-investor or counterparty in a transaction. Considerations relating to compensation to the Advisor and its affiliates from us and other entities sponsored or advised by affiliates of the Sponsor could result in decisions that are not in our stockholders' best interests, which could hurt our ability to pay our stockholders distributions or result in a decline in the value of our stockholders' investment. Conflicts of interest such as those described above have contributed to stockholder litigation against certain other externally managed REITs that are not affiliated with our Advisor or the Sponsor.

When considering whether to recommend investments through a joint venture or other co-ownership arrangement, the fee arrangements between the Advisor and the proposed joint venture partner may incentivize the Advisor to recommend investing a greater proportion of our resources in joint venture investments than may be in our stockholders' best interests.

When we invest in assets through joint ventures or other co-ownership arrangements, the Advisor may, directly or indirectly (including, without limitation, through us or our subsidiaries), receive fees from our joint venture partners and co-owners of our properties for the services the Advisor provides to them with respect to their proportionate interests. Fees received from joint venture entities or partners and paid, directly or indirectly (including without limitation, through us or our subsidiaries), to the Advisor may be more or less than similar fees that we pay to the Advisor pursuant to the Advisory Agreement. Because the Advisor may receive fees from our joint venture partners and co-owners in connection with our joint venture or other co-ownership arrangements, the Advisor may be incentivized to recommend a higher level of investment through joint ventures than may otherwise be in the best interests of our stockholders.

The time and resources that entities sponsored or advised by affiliates of the Sponsor devote to us may be diverted and we may face additional competition due to the fact that these entities are not prohibited from raising money for another entity that makes the same types of investments that we target.

Entities sponsored or advised by affiliates of the Sponsor are not prohibited from raising money for another investment entity that makes the same types of investments as those we target. As a result, the time and resources they could devote to us may be diverted. For example, the Dealer Manager is currently involved in other offerings for other entities sponsored or advised by affiliates of the Sponsor. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We may also co-invest with any such investment entity. Even though all such co-investments will be subject to approval by our independent directors, they could be on terms not as favorable to us as those we could achieve co-investing with an unrelated third party.

We may enter into joint ventures, co-investment or other arrangements with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor to acquire, develop and/or manage property, debt and other investments; such investments may raise potential conflicts of interest between us and such other investment vehicles managed by the Advisor or its affiliates.

While our joint venture partners and co-owners have generally been third parties, we have and may in the future enter into joint ventures, co-investment or other arrangements with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor to acquire, develop and/or manage property, debt and other investments. Such investments may raise potential conflicts of interest between us and such other investment vehicles managed by the Advisor or its affiliates, including determining which of such entities should enter into any particular joint venture, co-investment or other arrangement agreement. Joint venture, co-investment or other arrangement partners affiliated with the Advisor or sponsored or advised by affiliates of the Sponsor may have economic or business interests or goals which are or may become inconsistent with our business interests or goals. In addition, should any such joint venture, co-investment or other arrangement be consummated, the Advisor and its affiliates may face a conflict in structuring the terms of the relationship between the interests and the interests of other parties, in managing the joint venture, co-investment or other arrangement, and in resolving any conflicts or exercising any rights in connection with the joint venture, co-investment or other arrangement. Since the Advisor will make various decisions on our behalf, agreements and transactions between us and the Advisor's affiliates or entities sponsored or advised by affiliates of the Sponsor will not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties. Furthermore, when such other investment vehicles managed by the Advisor or its affiliates have interests or requirements that do not align with our interests, including differing liquidity needs or desired investment horizons, conflicts may arise in the manner in which any voting or control rights are exercised with respect to the relevant investment, potentially resulting in an adverse impact on us. Ares has adopted a co-investment policy designed to ensure the fair allocation of co-investment opportunities, including compliance with applicable regulatory requirements as well as contractual obligations under the applicable governing documents of other entities sponsored or advised by affiliates of Ares. In exercising their discretion to allocate co-investment opportunities with respect to a particular investment to and among potential co-investors and the terms thereof, Ares, the Advisor and their respective affiliates, in a manner consistent with the co-investment policy, are permitted to consider some or all of a wide range of factors, including, but not limited to, strategic advantages that may result from a potential co-investor's participation in a co-investment opportunity, whether a potential co-investor has the requisite resources to evaluate and make the investment, and the tax and legal characteristics of a potential investment or a potential co-investor.

In addition to the limitations described above, we may enter into joint ventures with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor for the acquisition of investments, only if (i) a majority of the directors not otherwise interested in the transaction, including a majority of the independent directors, approve the transaction as being fair and reasonable to us and (ii) the investment by us and such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties.

With respect to any joint venture, we may enter into an advisory or sub-advisory agreement with an affiliate of the Advisor. We may also enter into arrangements with the Advisor in which the Advisor receives fees (directly or indirectly, including through a subsidiary of ours) from the joint venture entity or from the joint venture partner. Fees received from joint venture entities or partners and paid, directly or indirectly (including without limitation, through us or the subsidiaries), to the Advisor may be more or less than similar fees that we pay to the Advisor pursuant to the Advisory Agreement. In addition, the Advisor may, with respect to any investment in which we are a participant, also render advice and service to others in that investment, and earn fees for rendering such advice and service. Specifically, it is contemplated that we may enter into joint venture or other similar co-investment arrangements with certain individuals, corporations, partnerships, trusts, joint ventures, limited liability companies or other entities, with respect to which the Advisor or one of its affiliates may be engaged to provide advice and service to such individuals, corporations, partnerships, trusts, joint ventures, limited liability companies or other entities. The Advisor or its affiliate will earn fees for rendering such advice and service pursuant to the agreements governing such joint ventures or arrangements.

We may also enter into product specialist arrangements with third parties or affiliates or the Advisor with respect to certain asset types. Such services may include, without limitation, property identification, acquisition, management, development, oversight, construction management and disposition services. Such product specialists may provide similar services with respect to similar asset types to affiliates of the Sponsor or other entities sponsored or advised by affiliates of the Sponsor. The fees and expense reimbursements we may pay to such product specialists will be in addition to fees and expenses reimbursements we pay to our Advisor and will not reduce the advisory fees we pay to the Advisor. Any such arrangements with respect to product specialists affiliated with the Advisor will be approved by our board of directors, including a majority of our independent directors, and will be at market rates or reimbursement of costs incurred by the affiliate in providing the services.

The fees we pay to entities sponsored or advised by affiliates of the Sponsor in connection with our offerings of securities and in connection with the management of our investments were not determined on an arm's-length basis, and therefore, we do not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

The Advisor, the Dealer Manager and other of the Advisor's affiliates have earned and will continue to earn fees, commissions and expense reimbursements from us. The fees, commissions and expense reimbursements paid and to be paid to the Advisor, the Dealer Manager and other of the Advisor's affiliates for services they provided us in connection with past offerings and in connection with our current securities offering were not determined on an arm's-length basis. As a result, the fees have been determined without the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

We compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance, or sell investments, and for customers, which may have an adverse impact on our operations.

We compete with entities sponsored or advised by affiliates of the Sponsor and may compete with any such entity created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, lease, finance or sell properties at the same time as these entities are buying, leasing, financing or selling properties. In this regard, there is a risk that we will purchase or lend on a property that provides lower returns to us than a property purchased or lent on by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services.

Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. These guidelines are designed to allow, where possible, each fund with a potentially competing property to bid on a lease with a prospective customer in a fair and equitable manner.

Because affiliates of the Sponsor and the Advisor currently sponsor and advise, and in the future may sponsor and advise, other investment vehicles and clients (each, an "Advisory Client") with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to real estate investment opportunities. In order to manage this potential conflict of interest, in allocating opportunities among the Advisory Clients, the Sponsor follows an allocation policy (the "Allocation Policy") which endeavors to allocate investment opportunities in a fair and equitable manner. The Sponsor's Allocation Policy, which may be amended without our consent, is intended to enable us to share equitably with any other Advisory Clients that are managed by the Sponsor and the Advisor and competing with us to acquire similar types of assets.

Under the Allocation Policy, real estate investments will be considered for Advisory Clients based on appropriateness and conformity with their respective investment objectives, as well as the suitability of the investment for each Advisory Client. Suitability is determined by a variety of factors related to the investment mandates of each Advisory Client, the nature of the investment opportunity and the composition of each client's portfolio. In the circumstance where an investment is suitable for only one Advisory Client based on such factors, the investment will be allocated to that Advisory Client. Where an investment is suitable for more than one Advisory Client, the Sponsor generally employs an allocation rotation process pursuant to the Allocation Policy that is designed to facilitate an equitable allocation of such opportunities over time. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by Advisory Clients managed by affiliates of the Sponsor and the Advisor. In addition, the Sponsor may from time to time limit the number of positions in a rotation and/or grant to certain Advisory Clients certain exclusivity, rotation or other priority (each, a "Rotational Priority") with respect to industrial investments or other investment opportunities. This means that, depending on the number of Advisory Clients and number of positions in each such rotation and/or the Rotational Priorities that have been granted, we may be offered fewer investment opportunities. The Sponsor or its affiliates may grant additional Rotational Priorities in the future and from time to time.

The ability of the Advisor to effect or recommend transactions is in certain cases restricted by applicable laws or regulatory requirements in or of the United States (including without limitation under the Investment Company Act) or elsewhere that are applicable to the Advisor, the Sponsor, and other investment vehicles sponsored or advised by the Advisor, the Sponsor or affiliates of the Advisor or the Sponsor. In addition, the Advisor, the Sponsor or their affiliates have adopted or are expected to adopt policies designed to comply with such laws or requirements and may vary or supplement such policies in the future. Accordingly, we may be subject to restrictions applicable to any potential co-investments alongside, or investments in portfolio companies or prospective portfolio companies of other vehicles sponsored or advised by the Advisor, the Sponsor or affiliates of the Advisor and the Sponsor, including regulated funds.

The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor's allocation policies will be timely reported to our board of directors or our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

In addition, entities sponsored or advised by affiliates of the Advisor or the Sponsor are permitted to hold positions in securities or other assets or be subject to contractual or legal restraints that could prevent us from being able to initiate a transaction that we otherwise might have initiated or to sell an investment that we otherwise might have sold or, in our judgment, such position(s) or restraint(s) may make such a transaction inadvisable. The investment activities of one or more entities sponsored or advised by affiliates of the Advisor or the Sponsor have the potential to be inconsistent with our investment activities.

The Advisor may manage other investment vehicles (including public, non-listed REITs) that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes.

Affiliates of the Advisor may manage other investment vehicles (including public, non-listed REITs) that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes. This may apply to existing investment vehicles or investment vehicles that may be organized, or with respect to which affiliates of the Advisor may acquire and assume the role of management in the future. Consequently, we, on the one hand, and these other investment vehicles, on the other hand, may from time to time pursue the same or similar investment opportunities. To the extent such existing vehicles or other future investment vehicles managed by the Advisor or its affiliates seek to acquire the same target assets as our Company, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. The Advisor or its affiliates may also give advice to investment vehicles managed by the Advisor or its affiliates that may differ from the advice given to us even though their investment objectives may be the same or similar to ours.

We may invest in, acquire, sell assets to or provide financing to investment vehicles managed by the Advisor or its affiliates.

We may invest in, acquire, sell assets to or provide financing to investment vehicles managed by the Advisor or its affiliates and their portfolio companies or purchase assets from, sell assets to, or arrange financing from any such investment vehicles and their portfolio companies. Any such transactions will require approval by a majority of our independent directors. There can be no assurance that any procedural protections will be sufficient to ensure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm's-length transaction.

The Advisor is subject to extensive regulation as an investment adviser, which could adversely affect its ability to manage our business.

The Advisor is subject to regulation as an investment adviser by various regulatory authorities that are charged with protecting the interests of its clients, including us. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the United States government and regulators to increase the rules and regulations governing, and oversight of, the United States financial system. This activity resulted in changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. The Advisor could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser, revocation of the licenses of its employees, censures, fines, or temporary suspension or permanent bar from conducting business, if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect the Advisor's ability to manage our business. The Advisor must continually address conflicts between its interests and those of its clients, including us. In addition, the Commission and other regulators have increased their scrutiny of potential conflicts of interest. The Advisor has procedures and controls that are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if the Advisor fails, or appears to fail, to deal appropriately with conflicts of interest, it could face litigation or regulatory proceedings or penalties, any of which could adversely affect its ability to manage our business.

We have purchased and may in the future purchase assets from third parties who have existing or previous business relationships with affiliates or other related entities of the Sponsor; as a result, in any such transaction, we may not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

We have purchased and may in the future purchase assets from third parties that have existing or previous business relationships with affiliates of the Sponsor. Affiliates of the Sponsor who also perform or have performed services for such third parties may have had or have a conflict in representing our interests in these transactions on the one hand and in preserving or furthering their respective relationships with such third parties on the other hand. In any such transaction, we will not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

RISKS RELATED TO ADVERSE CHANGES IN GENERAL ECONOMIC CONDITIONS

Uncertainty and volatility in the credit markets could affect our ability to obtain debt financing on reasonable terms, or at all, which could reduce the number of properties we may be able to acquire and the amount of cash distributions we can make to our stockholders.

The U.S. and global credit markets have in the past experienced severe dislocations and liquidity disruptions, which caused volatility in the credit spreads on prospective debt financings and constrained the availability of debt financing due to the reluctance of lenders to offer financing at high leverage ratios. Similar conditions in the future could adversely impact our ability to access additional debt financing on reasonable terms or at all, which may adversely affect investment returns on future acquisitions or our ability to make acquisitions.

If mortgage debt or unsecured debt is unavailable on reasonable terms as a result of increased interest rates, increased credit spreads, decreased liquidity or other factors, we may not be able to finance the initial purchase of properties. In addition, when we incur mortgage debt or unsecured debt, we run the risk of being unable to refinance such debt upon maturity, or of being unable to refinance on favorable terms.

If interest rates are higher or other financing terms, such as principal amortization, the need for a corporate guaranty, or other terms are not as favorable when we refinance debt or issue new debt, our income could be reduced. To the extent we are unable to refinance debt on reasonable terms, at appropriate times or at all, we may be required to sell properties on terms that are not advantageous to us, or that could result in the foreclosure of such properties. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing securities or borrowing more money.

Economic events that may cause our stockholders to request that we redeem their shares may materially adversely affect our cash flow and our ability to achieve our investment objectives.

Future economic events affecting the U.S. economy generally, or the real estate sector specifically, could cause our stockholders to seek to sell their shares to us pursuant to our share redemption program or holders of OP units to seek to redeem their OP Units. The redemptions of our shares are subject to the 2% and 5% limits (as described above) (subject to potential carry-over capacity). Even if we are able to satisfy all resulting redemption requests, our cash flow could be materially adversely affected. In addition, if we determine to sell valuable assets to satisfy redemption requests, our ability to achieve our investment objectives, including, without limitation, diversification of our portfolio by property type and location, moderate financial leverage, conservative operating risk and an attractive level of current income, could be materially adversely affected.

Inflation, changing interest rates or deflation may adversely affect our financial condition and results of operations.

We are affected by the fiscal and monetary policies of the United States government and its agencies, including the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. Changes in fiscal and monetary policies are beyond our control and are difficult to predict. Although the Federal Reserve decreased the federal funds rate multiple times in 2024, the rate continues to be elevated and there can be no assurance that the rates will continue to decrease or that it will not be increased in 2025 or beyond. While lower market rates and increased capital markets liquidity supports commercial real estate property transactions and values, regulated lending institutions are adjusting their business models to increase capital requirements for direct loans to real estate and thus continue to be constrained in providing capital for commercial real estate properties. Additionally, rising operating costs, such as property insurance and raw material costs for property development and improvements, have further pressured cash flow performance across many real estate property types. Changes in the federal funds rate as well as the other policies of the Federal Reserve affect interest rates, which have a significant impact on our financial condition.

Future periods of increased inflation and high interest rates could have an adverse impact on our floating rate mortgages, our ability to borrow money, and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Increases in the costs of owning and operating our properties due to inflation could reduce our net operating income and our NAV to the extent such increases are not reimbursed or paid by our customers. If we are materially impacted by increasing inflation because, for example, inflationary increases in costs are not sufficiently offset by the contractual rent increases and operating expense reimbursement provisions or escalations in the leases with our customers, we may implement measures to conserve cash or preserve liquidity. Such measures could include deferring investments, reducing or suspending the number of shares redeemed under our share redemption program and reducing or suspending distributions we make to our stockholders, which may adversely and materially affect our net operating income and NAV. In addition, due to rising interest rates, we may experience restrictions in our liquidity based on certain financial covenant requirements as well as our inability to refinance maturing debt in part or in full as it comes due depending on rates at such time and higher debt service costs and reduced yields relative to cost of debt. If we are unable to find alternative credit arrangements or other funding in a high interest environment, our business needs may not be adequately met.

In addition, customers and potential customers of our properties may be adversely impacted by inflation and high interest rates, which could negatively impact our customers' ability to pay rent and demand for our properties. Such adverse impacts on our customers may cause increased vacancies, which may add pressure to lower rents and increase our expenditures for re-leasing. Inflation could also have an adverse effect on consumer spending which could impact our customers' operations and, in turn, demand for our properties. Conversely, deflation could lead to downward pressure on rents and other sources of income.

Our business is dependent on bank relationships and strain from the banking system may severely impact us. Similarly, the failure of any banking institution in which we deposit our funds could have an adverse effect on our results of operations, financial condition and ability to pay distributions to our stockholders.

The financial markets have encountered and may in the future encounter volatility associated with concerns about the balance sheets of banks. Our business is dependent on bank relationships and we proactively monitor the financial health of such bank relationships. Strain on the banking system may adversely impact our operations and the economy more broadly, and in turn our cash flow, distributions and NAV.

Currently, the Federal Deposit Insurance Corporation ("FDIC") generally, only insures amounts up to $250,000 per depositor per insured bank. A small proportion of our cash and cash equivalents, primarily those used to fund property-level working capital needs, are currently held in FDIC-insured bank accounts. To the extent that we have deposited funds with banking institutions, then if any of such institutions ultimately fail, we would lose the amount of our deposits over the then current FDIC insurance limit. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and would likely result in a decline in the value of the stockholders' investments.

We intend to disclose funds from operations ("FFO") and adjusted funds from operations ("AFFO"), each a non-GAAP financial measure, in future communications with investors, including documents filed with the SEC. However, FFO and AFFO are not equivalent to our net income or loss as determined under GAAP, and do not represent a complete measure of our financial position and results of operations.

We use, and we disclose to investors, FFO and AFFO, which are considered non-GAAP financial measures. For a discussion of FFO and AFFO, including definitions, reconciliation to GAAP net income (loss), and the inherent limitations of FFO and AFFO, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K. FFO and AFFO are not equivalent to our net income or loss as determined in accordance with GAAP. FFO and GAAP net income differ because FFO excludes gains or losses from sales of property and impairment of depreciable real estate, and adds back real estate-related depreciation and amortization. AFFO further adjusts FFO by removing the impact of (i) performance-based incentive fee (income) expense, (ii) unrealized (gain) loss from changes in fair value of financial instruments, and (iii) increase (decrease) in financing obligation liability appreciation.

No single measure can provide investors with sufficient information and investors should consider all of our disclosures as a whole in order to adequately understand our financial position, liquidity and results of operations. Because of the differences between FFO, AFFO and GAAP net income or loss, FFO and AFFO may not be accurate indicators of our operating performance, especially during periods in which we are acquiring properties. In addition, FFO and AFFO are not necessarily indicative of cash flow available to fund cash needs and investors should not consider FFO and AFFO as alternatives to cash flows from operations or as indications of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and AFFO. Also, because not all companies calculate FFO and AFFO the same way, comparisons with other companies may not be meaningful.

RISKS RELATED TO OUR GENERAL BUSINESS OPERATIONS AND OUR CORPORATE STRUCTURE

A global economic slowdown, or further declines in real estate values could impair our investments and have a significant adverse effect on our business, financial condition and results of operations.

Geopolitical instability, including actual and potential shifts in U.S. foreign, trade, economic and other policies (including as a result of the 2024 U.S. presidential and congressional elections), the war between Russia and Ukraine, the conflicts in the Middle East, as well as other global events have created macroeconomic uncertainty at a global level. The current macroeconomic environment is characterized by inflation, labor shortages or interruptions, changing interest rates, foreign currency exchange volatility and volatility in global capital markets. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy. The risks associated with our business are more severe during periods of economic slowdown or recession and since such periods are accompanied by declining real estate values, our business could be materially adversely affected.

There is significant uncertainty about the future relationship between the U.S. and other countries with respect to trade policies, treaties and tariffs. Developments relating to tariffs between the U.S. and other countries, or the perception that they could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and impact our borrowers and the value of our collateral. Moreover, concerns over the United States' debt ceiling and budget-deficit have driven downgrades by rating agencies to the U.S. government's credit rating, which could cause borrowing costs to rise further, negatively impacting both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, rating agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. Market conditions may also make it difficult for us to extend the maturity of or refinance our existing indebtedness or to access or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business.

We believe the risks associated with our business are more severe during periods of economic downturn if these periods are accompanied by declining values in real estate. For example, a prolonged economic downturn could negatively impact our property investments as a result of increased customer delinquencies and/or defaults under our leases, generally lower demand for rentable space, potential oversupply of rentable space leading to increased concessions, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies. Our operations could be negatively affected to a greater extent if an economic downturn occurs, is prolonged or becomes more severe, which could significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders. If the current macroeconomic environment worsens and an economic slowdown or a recession occurs or real estate values continue to decline, our results of operations, financial condition, liquidity and business and our ability to pay dividends to stockholders could be materially and adversely affected.

A major public health crisis, pandemic or epidemic, like the COVID-19 pandemic, could disrupt the U.S. and global economy and industries in which we operate and negatively impact us.

A major public health crisis, pandemic or epidemic could impact the U.S. and global economy. Disruptions to commercial activity (such as the imposition of quarantines or travel restrictions) or, more generally, a failure to contain or effectively manage a public health crisis may adversely impact our financial condition, results of operations and ability to pay distributions to our stockholders. Public health crises, pandemics and epidemics could contribute to adverse impacts on global commercial activity and the inability of tenants to pay rent on their leases, or inability to re-lease space that becomes vacant. Such volatility may also adversely affect our liquidity position, which could disrupt our business and adversely materially impact our financial results.

The impact and effects of any future health crises, pandemics or epidemics will depend on various factors, including how rapidly variants develop, availability, acceptance and effectiveness of vaccines along with related travel advisories, quarantines and restrictions, the recovery time of potentially disrupted supply chains and industries, the impact of labor market interruptions, and the impact of government interventions. Health crises, pandemics or epidemics, and resulting impacts on the financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, results of operations and ability to pay distributions.

We are highly dependent on the information systems of Ares Management Corporation ("Ares") and systems failures could significantly disrupt our business, which may, in turn, negatively affect our operating results and our ability to pay distributions.

Our business is highly dependent on communications and information systems of Ares. Any failure or interruption of Ares' systems could cause delays or other problems in our business, which could have a material adverse effect on our operating results and negatively affect our ability to pay distributions to our stockholders.

Ares' information systems and technology may not continue to be able to accommodate the growth of our business, and the cost of maintaining the information systems and technology, which is partially allocated to us pursuant to the Advisory Agreement, may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to the information systems and technology, could have a material adverse effect on our business and results of operations.

Furthermore, a disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications, human resources systems or other services used by us, our Advisor, Ares or third parties with whom we conduct business, could have a material adverse effect on our ability to continue to operate our business without interruption. Although Ares has disaster recovery programs in place, these may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for any losses as a result of such a disaster or disruption, if at all.

We, our Advisor and Ares also rely on third-party service providers for certain aspects of our respective businesses, including for certain information systems, technology and administration of our loan portfolio and compliance matters. Any interruption or deterioration in the performance of these third parties or failures or vulnerabilities of their information systems or technology could impair the quality of our operations and could impact our reputation and adversely affect our business.

Finally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. While our Advisor has not integrated the use of artificial intelligence in our business currently, we could integrate it in the future and at this time cannot fully determine the impact of such evolving technology to our industry or business.

Terrorist attacks and other acts of violence, civilian unrest, military conflict or war may affect the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of violence, civilian unrest, military conflict or war may negatively affect our operations and our stockholders' investment. We may acquire real estate assets located in areas that are susceptible to attack. In addition, any kind of terrorist activity or violent criminal acts, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could have a negative effect on our business. These events may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including military conflicts, such as the ongoing conflicts between Russia and Ukraine and Israel and Hamas, could result in increased volatility in, or damage to, the worldwide financial markets and economy. Increased economic volatility and trade restrictions could adversely affect our customers' ability to pay rent on their leases or our ability to borrow money or issue capital stock at acceptable prices and have a material adverse effect on our financial condition, results of operations and ability to pay distributions to our stockholders.

We depend on the Advisor and its key personnel; if any of such key personnel were to cease employment with the Advisor, our business could suffer.

Our ability to make distributions and achieve our investment objectives is dependent upon the performance of the Advisor in the acquisition, disposition and management of real properties and debt-related investments, the selection of customers for our real properties, the determination of any financing arrangements and other factors. In addition, our success depends to a significant degree upon the continued contributions of certain of the Advisor's key personnel, including William S. Benjamin, Michael J. Blum, David M. Fazekas, Jay W. Glaubach, Marshall P. Hayes, Andrew E. Holm, Andrea L. Karp, Taylor M. Paul, Scott W. Recknor, David A. Roth, Julie B. Solomon, Jeffrey W. Taylor, and Joshua J. Widoff, each of whom would be difficult to replace. We currently do not have, nor do we expect to obtain key man life insurance on any of the Advisor's key personnel. If the Advisor were to lose the benefit of the experience, efforts and abilities of one or more of these individuals, our operating results and NAV could suffer. In addition, our operating results could suffer as a result of any misconduct by any of these individuals.

Our board of directors determines our major policies and operations, which increases the uncertainties faced by our stockholders.

Our board of directors determines our major policies, including our policies regarding acquisitions, dispositions, financing, growth, REIT qualification, redemptions and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board of directors' broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face, especially if our board of directors and our stockholders disagree as to what course of action is in our stockholders' best interests.

Our UPREIT structure may result in potential conflicts of interest with limited partners in the Operating Partnership whose interests may not be aligned with those of our stockholders.

Limited partners in the Operating Partnership have the right to vote on certain amendments to the agreement that governs the Operating Partnership, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with our stockholders' interests. As general partner of the Operating Partnership, we are obligated to act in a manner that is in the best interests of all partners of the Operating Partnership. Circumstances may arise in the future when the interests of limited partners in the Operating Partnership may conflict with the interests of our stockholders. These conflicts may be resolved in a manner the stockholders believe is not in their best interests.

We may assume unknown liabilities in connection with acquisitions which could result in unexpected liabilities and expenses.

In connection with an acquisition, we may receive certain assets or interests in certain assets subject to existing liabilities, some of which may be unknown to us at the time of the acquisition. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of customers, vendors or other persons dealing with the entities prior to an acquisition (including those that had not been asserted or threatened prior to an acquisition), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. If we acquire an entity, that entity may be subject to liabilities that become our responsibility upon acquisition of the entity. Our recourse with respect to such liabilities may be limited. Depending upon the amount or nature of such liabilities, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the NAV of our shares may be adversely affected.

Tax protection agreements could limit our ability to sell or otherwise dispose of property contributed to the Operating Partnership.

In connection with contributions of property to the Operating Partnership, the Operating Partnership may enter into a tax protection agreement with the contributor of such property that provides that if we dispose of any interest in the contributed property in a taxable transaction within a certain time period, subject to certain exceptions, we may be required to indemnify the contributor for its tax liabilities attributable to the built-in gain that exists with respect to such property interests, and the tax liabilities incurred as a result of such tax protection payment. Therefore, although it may be in our stockholders' best interests that we sell the contributed property, it may be economically prohibitive for us to do so because of these obligations or similar considerations. While we may be able to avoid these indemnification requirements by contributing such properties to an acquired subsidiary real estate investment trust (a "Subsidiary REIT") prior to any such sale there can be no assurances that such strategies will be implemented or successful.

Tax protection agreements may require the Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under a tax protection agreement, the Operating Partnership may provide the contributor of property the opportunity to guarantee debt or enter into a deficit restoration obligation. If we fail to make such opportunities available, we may be required to deliver to such contributor a cash payment intended to approximate the contributor's tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. These obligations may require the Operating Partnership to maintain more or different indebtedness than we would otherwise require for our business.

Certain provisions in the partnership agreement of the Operating Partnership may delay or defer an unsolicited acquisition of us or a change of our control.

Provisions in the partnership agreement of the Operating Partnership may delay or defer an unsolicited acquisition of us or changes of our control. These provisions include, among others, redemption rights of qualifying parties and the rights of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or a change of our control, although some stockholders might consider such proposals, if made, desirable.

The Operating Partnership's private placements of beneficial interests in specific Delaware statutory trusts under our DST Program could cause our leverage ratio to increase or subject us to liabilities from litigation or otherwise.

We, through the Operating Partnership, conduct a program to raise capital in private placements exempt from registration pursuant to Rule 506(b) of Regulation D under the Securities Act through the sale of DST Interests in specific DSTs holding DST Properties. These interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. All of the properties the interests in which are sold to investors pursuant to such private placements will be leased-back by the Operating Partnership or a wholly owned subsidiary thereof, as applicable, with such lease fully guaranteed by the Operating Partnership, although there can be no assurance that the Operating Partnership can or will fulfill these guarantee obligations. Additionally, the Operating Partnership will be given a fair market value purchase option giving it the right, but not the obligation, to acquire the DST Interests from the investors at a later time in exchange for OP Units, cash or a combination of OP Units and cash (the "FMV Option"). Specifically, if the Operating Partnership exercises the FMV Option with respect to a DST, then the Operating Partnership may grant investors who own the DST Interests the option to (i) accept OP Units in exchange for their DST Interests (the "OP Unit Election"), (ii) sell their DST Interests to the Operating Partnership for cash (the "Cash Election"), or (iii) dispose of their DST Interests using a combination of the OP Unit Election and the Cash Election, in which case the Operating Partnership will make at least 15% of the total consideration payable with respect to the exercise of the FMV Option available in cash to fund payments to holders of DST Interests making the Cash Election with respect to all or a portion of their DST Interests. In the event the Operating Partnership elects not to exercise the purchase option our leverage ratio could increase based on remaining master lease obligations. This may result in both increased costs to us and a negative impact on our overall debt covenants. In addition, in the event the Operating Partnership elects not to exercise the purchase option and the DST Property is sold to a third party, the master lease will terminate, triggering an obligation on the part of a subsidiary of the Operating Partnership, as master tenant, to pay to the DST an amount equal to the positive difference, if any, between the fair market value of the DST Property with the master lease in place as if such automatic termination had not occurred, and the gross purchase price to be paid by the third party buyer to the DST to acquire the DST Property. However, if the gross purchase price for the DST Property exceeds the fair market value of the DST Property subject to the master lease, no payment to the DST by the master tenant will be required.

Further, investors who acquired DST Interests pursuant to such private placements may have been seeking certain tax benefits that depend on the interpretation of, and compliance with, U.S. federal and state income tax laws and regulations. As the general partner of the Operating Partnership, we may become subject to liability, from litigation or otherwise, as a result of such transactions, including in the event an investor fails to qualify for any desired tax benefits.

The Operating Partnership's private placements of DST Interests under our DST Program will not shield us from risks related to the performance of the real properties held through such structures.

Pursuant to the DST Program, the Operating Partnership intends to place certain of its existing real properties and/or acquire new properties to place into specific DSTs and then sell DST Interests, via its taxable REIT subsidiary ("TRS"), to third-party investors. We will hold long-term leasehold interests in the property pursuant to master leases that are fully guaranteed by the Operating Partnership, while the third-party investors indirectly hold some or all of the interests in the real estate. There can be no assurance that the Operating Partnership can or will fulfill these guarantee obligations. Although we will hold a fair market value purchase option to reacquire the real estate through a purchase of DST Interests, the purchase price will be based on the then-current fair market value of the third-party investor's interest in the real estate, which will be greatly impacted by the rental terms fixed by the long-term master lease. Under the lease, we are responsible for subleasing the property to occupying customers until the earlier of the expiration of the master lease or our exercise of the fair market value option, which means that we bear the risk that the underlying cash flow from the property and all capital expenditures may be less than the master lease payments at such time. Therefore, even though we will no longer own the underlying real estate while it is held by the DST, because of the fixed terms of the long-term master lease guaranteed by the Operating Partnership, negative performance by the underlying properties could affect cash available for distributions to our stockholders and will likely have an adverse effect on our results of operations and NAV. In addition, if we determine to exercise the fair market value purchase option and the underlying cash flow at the property owned by the DST is or is anticipated to be lower than the master lease rent payments, then the presence of the master lease may cause the property to have a higher fair market value than would otherwise be the case if the property had not been sold subject to the master lease.

We may own DST Interests in DSTs owning real property that will be subject to the agreements under our DST Program, which may have an adverse effect on our results of operations, relative to if the DST Program agreements did not exist.

In connection with our DST Program, we may own DST Interests in DSTs owning real property that are subject to the terms of the agreements provided by our DST Program. The DST Program agreements may limit our ability to encumber, lease or dispose of our DST Interests. Such agreements could affect our ability to turn our DST Interests into cash and could affect cash available for distributions to our stockholders. The DST Program agreements used in connection with the DST Program could also impair our ability to take actions that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse effect on our results of operations and NAV, relative to if the DST Program agreements did not exist.

Properties that are placed into the DST Program and later reacquired may be less liquid than other assets, which could impair our ability to utilize cash proceeds from sales of such properties for other purposes such as paying down debt, distributions, or additional investments.

Properties that are placed into the DST Program (each, a "Original DST Program Asset") may later be reacquired through exercise of the fair market value purchase option granted to our Operating Partnership. In such cases the investors who become limited partners in the Operating Partnership (the "Original DST Investors") will generally remain tied to the Original DST Program Asset in terms of basis and built-in-gain. As a result, if the Original DST Program Asset is subsequently sold, unless we effectuate a like-kind exchange under Section 1031 of the Code, then tax will be triggered on the Original DST Investors' built-in-gain. Although we are not contractually obligated to do so, we have generally sought to execute 1031 exchanges in such situations rather than trigger gain. Any replacement property acquired in connection with a 1031 exchange will similarly be tied to the Original DST Investors with similar considerations if such replacement property ever is sold. There may be way to avoid triggering the Original DST Investors' built-in-gain, such as by contributing such properties to a Subsidiary REIT prior to any such sale. However, there can be no assurances that such strategies will be implemented or successful. In addition, contributing such properties to a Subsidiary REIT may indirectly negatively impact our stockholders because the tax liability would be borne by the Operating Partnership, which would be allocated pro rata to all limited partners of the Operating Partnership, including us and our stockholders, rather than limiting the impact to just the applicable DST Investors. As a result of these factors, placing properties into the DST Program may limit our ability to access liquidity from such properties or replacement properties through sale without triggering taxes due to the built-in-gain tied to Original DST Investors. Such reduced liquidity could impair our ability to utilize cash proceeds from sales for other purposes such as paying down debt, paying distributions, funding redemptions or making additional investments.

Investors who use DST Program Loans to acquire DST Interests as part of the DST Program may default on such loans.

As part of the DST Program, a subsidiary of ours will provide DST Program Loans of no more than 50% of the purchase price to certain Original DST Investors who acquire DST Interests. DST Program Loans will be secured by the DST Interests acquired using the DST Program Loan, and will be non-recourse to the borrowing Original DST Investors subject to commercially customary recourse carveouts. We may suffer losses if the fair market value of the asset underlying the DST Interests acquired by the Original DST Program Investor declines after the Original DST Investor's borrowing with respect to a DST Program Loan, or if there is otherwise a default on a DST Program Loan.

Cash redemptions to holders of OP Units will reduce cash available for distribution to our stockholders or to honor their redemption requests under our share redemption program.

The holders of OP Units (other than us and including both third parties and affiliates of the Sponsor) generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both. Our election to redeem OP Units for cash may reduce funds available for distribution to our stockholders or to honor our stockholders' redemption requests under our share redemption program.

We may be limited or restricted in engaging in Section 1031 Exchanges.

We may dispose of properties in transactions intended to qualify as Section 1031 Exchanges. Such Section 1031 Exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a Section 1031 Exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Maryland law and our organizational documents limit our stockholders' right to bring claims against our officers and directors.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter provides that, subject to the applicable limitations set forth therein or under Maryland law, no director or officer will be liable to us or our stockholders for monetary damages. Our charter also provides that we will generally indemnify our directors, our officers, the Advisor and its affiliates for losses they may incur by reason of their service in those capacities unless (i) their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) they actually received an improper personal benefit in money, property or services or, (iii) in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Moreover, we have entered into separate indemnification agreements with each of our independent directors and executive officers. As a result, we and our stockholders have more limited rights against these persons than might otherwise exist under common law. In addition, we are obligated to fund the defense costs incurred by these persons in some cases. However, our charter does provide that we may not indemnify our directors, the Advisor and its affiliates for any liability or loss suffered by them unless they have determined that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by our non-independent directors, the Advisor and its affiliates or gross negligence or willful misconduct by our independent directors, and the indemnification is recoverable only out of our net assets and not from the stockholders.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision does not apply to claims under the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction or any action or proceeding against us arising out of, or in connection with, the sale of securities or out of violation of state securities laws. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs' attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions.

Stockholders' interest will be diluted if we or the Operating Partnership issue additional securities.

Existing stockholders and new investors purchasing shares of common stock in our securities offerings do not have preemptive rights to any shares issued by us in the future. Under our charter, we have authority to issue a total of 2,700,000,000 shares of capital stock. Of the total number of shares of capital stock authorized (a) 2,500,000,000 shares are designated as common stock, 500,000,000 of which are classified as Class D shares (100,000,000 of which are designated as a series of Class D shares named Class D-R shares and 400,000,000 of which are designated as a series of Class D shares named Class D-PR shares), 100,000,000 of which are classified as Class E shares, 1,300,000,000 of which are classified as Class I shares (600,000,000 of which are designated as a series of Class I shares named Class I-R shares and 700,000,000 of which are designated as a series of Class I shares named Class I-PR shares), 500,000,000 of which are classified as Class S shares (100,000,000 of which are designated as a series of Class S shares named Class S-R shares and 400,000,000 of which are designated as a series of Class S shares named Class S-PR shares) and 100,000,000 of which are classified as Class T shares (all of which are designated as a series of Class T shares), and (b) 200,000,000 shares are designated as preferred stock. Our board of directors may amend our charter to increase the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. We intend to operate as a perpetual-life REIT, and investors purchasing shares in our securities offerings will likely experience dilution of their equity investment in us as a result of our ongoing offerings, including the distribution reinvestment plan, our current and future securities offerings. Investors will also experience dilution if we issue equity compensation pursuant to our equity incentive plans, issue shares to the Advisor in lieu of cash payments or reimbursements under the Advisory Agreement, or redeem OP Units for shares of common stock. In addition, we may in the future cause the Operating Partnership to issue a substantial number of additional OP Units in order to raise capital in relation to the DST Program or otherwise, acquire properties, consummate a merger, business combination or another significant transaction or to pay the Advisor in lieu of cash payments. OP Units may generally be converted into shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Ultimately, any additional issuance by us of equity securities or by the Operating Partnership of OP Units will dilute stockholders' indirect interest in the Operating Partnership, through which we own all of our interests in our investments.

We may issue preferred stock or new classes of OP Units, which issuance could adversely affect those stockholders who purchased shares of our common stock in our securities offerings.

If we ever created and issued preferred stock or one or more new classes of OP Units with a distribution preference over common stock, payment of any distribution preferences on outstanding preferred stock or OP Units would reduce the amount of funds available for the payment of distributions on our common stock. Further, holders of preferred stock are normally entitled and holders of new classes of OP Units could be entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to our common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. Holders of preferred stock or new classes of OP Units could be given other preferential rights, such as preferential redemption rights or preferential tax protection agreements, that could reduce the amount of funds available for the payment of distributions on our common stock or otherwise negatively affect our common stockholders. In addition, under certain circumstances, the issuance of preferred stock, a new class of OP Units, or a separate class or series of common stock may render more difficult or tend to discourage:

- a merger, offer or proxy contest;

- the assumption of control by a holder of a large block of our securities;

- the removal of incumbent management; and/or

- liquidity options that otherwise may be available.

We are not limited to making acquisitions with cash or borrowings.

We are not limited to making acquisitions with cash or borrowings. We may also make investments through either public or private offerings of equity securities from us or the Operating Partnership, and we may do so when attractive acquisition opportunities are available. We are not limited in the number or size of investments we may make with equity issuances, and we may effect a merger, business combination or another significant transaction through equity issuances. Such issuances may be comprised of existing classes of shares of our common stock or OP Units in the Operating Partnership, new classes of shares of our common stock or OP Units in the Operating Partnership with preferential terms compared to those of our existing investors (such as preferred stock, preferred OP Units, or contractual obligations to provide protection from adverse tax consequences), or tenancy-in-common interests. We and the Operating Partnership may, with the approval of a majority of our independent directors, agree to pay additional fees to the Advisor, the Dealer Manager and their affiliates in connection with any such transactions, which may negatively affect the NAV of stockholders' shares, our ability to pay distributions and the stockholders' overall return.

The limit on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that may have benefited our stockholders.

Our charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our common stock on terms that might be financially attractive to stockholders or which may cause a change in our management. This ownership restriction may also prohibit business combinations that would have otherwise been approved by our board of directors and our stockholders. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease our stockholders' ability to sell their shares of our common stock.

Although we are not currently afforded the full protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, "business combinations" between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

Our charter includes a provision regarding tender offers that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any person making a tender offer that is not otherwise subject to Regulation 14D of the Exchange Act, including any "mini-tender" offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. In addition, the offeror must provide us notice of such tender offer at least 10 business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to redeem that offeror's shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror's noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares.

We depend on our relationships with lenders, joint venture partners, and property managers to conduct our business. If we fail to honor any of our contractual obligations, there could be a material and adverse impact on our ability to raise capital or manage our portfolio.

If we are viewed as developing underperforming properties, suffer sustained losses on our investments, default on a significant level of loans or experience significant foreclosure of our properties, our reputation could be damaged. Damage to our reputation could make it more difficult to successfully develop or acquire properties in the future and to continue to grow and expand our relationships with our lenders, joint venture partners, customers and third-party management clients, which could adversely affect our business, financial condition, NAV, results of operations and ability to make distributions.

Security incidents or cyber-attacks could adversely affect our business by causing a disruption to our operations or the operations of the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with services essential to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation or the business relationships or reputations of the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with essential services, which could negatively impact our business, financial condition and operating results.

The efficient operation of our business is dependent on information systems and technology, including computer hardware and software systems, as well as data processing systems and the secure processing, storage and transmission of information, all of which are potentially vulnerable to security incidents and cyber-attacks. These attacks may take the form of an intentional attack or an unintentional event, either of which could involve a third party gaining unauthorized access to our information systems or those of the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with services for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-states or nation-state affiliated actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We, along with the Advisor and the Dealer Manager, have been and expect to continue to be the target of fraudulent calls, emails and other forms of potentially malicious or otherwise negatively impacting activities and attempts to gain unauthorized access to confidential, personal or other sensitive information, which are becoming more difficult to detect. Cybersecurity risks are also exacerbated by the rapidly increasing volume of highly sensitive data, including our proprietary business information and intellectual property, personal information of our Advisor's employees, the Dealer Manager, our transfer agent and others, and other sensitive information that our Adviser collects, processes and stores in its data centers and on its networks or those of its third-party service providers. Many jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal information, with which we and our Advisor must comply in the event of a security incident or cyber-attack. The rapid evolution and increasing prevalence of artificial intelligence technologies may also increase our and our Advisor's cybersecurity risks.

The result of any security incident or cyber-attack may include disrupted operations, including our, our Advisor's, our counterparties' or third parties' operations, misstated or unreliable financial data, fraudulent transfers or requests for transfer of money, liability for stolen assets or improperly accessed information (including personal information), fines or penalties, investigations, increased cybersecurity protection and insurance costs, litigation, or damage to our business relationships and reputation, in each case, causing our business and results of operations to suffer. The costs related to cyber-attacks or other security incidents or disruptions may not be fully insured or indemnified by other means. As reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by Ares and third party service providers. Ares has implemented processes, procedures and internal controls to help mitigate security incidents and cyber-attacks and endeavors to strengthen its computer systems, software, technology assets and networks to prevent and address potential security interests and cyber-attacks (see Item 1C. Cybersecurity of this Annual Report on Form 10-K for additional detail regarding such processes, procedures and internal controls), but these measures do not guarantee that a security incident or cyber-attack will not occur or that our financial results or operations will not be negatively impacted by such an incident.

In addition, Ares is dependent on third-party service providers for hosting hardware, software and data processing systems that they do not control. While we rely on the cybersecurity strategy and policies implemented by Ares, which includes the performance of risk assessments on third-party providers, our reliance on them and their potential reliance on third-party providers removes certain cybersecurity functions from outside their immediate control, and cyber-attacks on us, our Advisor, the Dealer Manager, our transfer agent, Ares or on third-party service providers could adversely affect us, our business and our reputation. We cannot guarantee that Ares' networks and its partners' networks have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to Ares' information technology systems or the third-party information technology systems that support services. Ares' ability to monitor these third parties' information security practices is limited, and they may not have adequate information security measures in place.

Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and may be enhanced by artificial intelligence technologies, and in some cases are designed to not be detected and, in fact, may not be detected. Moreover, our systems, servers and platforms and those of our third party service providers may be vulnerable to computer viruses or physical or electronic break-ins and similar disruptions that our or their security measures may not detect, which could cause system interruptions, website slowdown or unavailability, delays in communication or loss of data. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us and our service providers to entirely mitigate this risk. We may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that we or our third party service providers will be successful in preventing cyber-attacks or successfully mitigate their effects. Cybersecurity risks require continuous and increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address such risks. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective.

In addition, cybersecurity has become a top priority for regulators around the world. State and federal laws and regulations related to cybersecurity compliance continue to evolve and change, which may require substantial investments in new technology, software and personnel, which could affect our profitability. Recently, the SEC adopted rules requiring public companies to disclose material cybersecurity incidents in Current Reports on Form 8-K and periodic disclosure of a registrant's cybersecurity risk management, strategy, and governance in Annual Reports on Form 10-K.

With the SEC particularly focused on cybersecurity, we expect increased scrutiny of our, our Advisor's, and Ares' policies and systems designed to manage cybersecurity risks and related disclosures. We also expect to face increased costs to comply with the new SEC rules, including increased costs for cybersecurity training and management. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including, the California Consumer Privacy Act and the New York SHIELD Act. The SEC has also indicated that one of its examination priorities for the Office of Compliance Inspections and Examinations is to continue to examine cybersecurity procedures and controls, including testing the implementation of these procedures and controls. If we fail to comply with the relevant laws and regulations, we could suffer financial loss, a disruption of our business, liability to investors, regulatory intervention or reputational damage.

The termination or replacement of the Advisor could trigger a repayment event under our mortgage loans for some of our properties and the credit agreement governing any line of credit or other form of unsecured debt that we obtain, or a default under other agreements.

Lenders for certain of our properties may request provisions in the mortgage loan documentation that would make the termination or replacement of the Advisor an event requiring the immediate repayment of the full outstanding balance of the loan. Similarly, under any line of credit or other form of unsecured debt such as term loans that we currently have, or we may obtain in the future, the termination or replacement of the Advisor could trigger repayment of outstanding amounts under the credit agreement governing that line of credit or other form of unsecured debt. If a debt repayment event occurs, our results of operations, ability to pay distributions, and financial condition may be adversely affected. The termination or replacement of the Advisor also could trigger a default under the permitted transfer provisions of certain agreements, including joint ventures.

The success of our securities offerings is dependent, in part, on the ability of the Dealer Manager to retain key employees and to successfully build and maintain a network of licensed broker-dealers.

The success of our securities offerings and our ability to implement our business strategy are dependent upon the ability of the Dealer Manager to retain key employees and to build and maintain a network of licensed securities broker-dealers and other agents. If the Dealer Manager is unable to retain qualified employees or build and maintain a sufficient network of participating broker-dealers to distribute shares in our securities offerings, we may not be able to raise adequate proceeds through our securities offerings to implement our investment strategy. In addition, the Dealer Manager currently serves and may serve as dealer manager for other issuers. As a result, the Dealer Manager may experience conflicts of interest in allocating its time between our securities offerings and such other issuers, which could adversely affect our ability to raise adequate proceeds through our securities offerings and implement our investment strategy. Further, the participating broker-dealers retained by the Dealer Manager may have numerous competing investment products, some with similar or identical investment strategies and areas of focus as us, which they may elect to emphasize to their retail clients.

Increasing scrutiny from stakeholders and regulators with respect to ESG matters may impose additional costs and expose us to additional risks.

Our business faces increasing public scrutiny related to environmental, social and governance ("ESG") activities. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. If our ESG ratings or performance do not meet the standards set by such investors or our stockholders, they may choose to exclude our securities from their investments. In addition, investment in funds that specialize in companies that perform well in such assessments remain popular, and major institutional investors have publicly discussed their consideration of such ESG ratings and measures in making their investment decisions.

We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, including, but not limited to human rights, climate change and environmental stewardship, support for local communities, corporate governance and transparency, or consideration of ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.

"Anti-ESG" sentiment has gained momentum across the U.S., with a growing number of states, federal agencies, the executive branch and Congress having enacted, proposed or indicated an intent to pursue "anti-ESG" policies, legislation or issued related legal opinions and engaged in related investigations and litigation. If investors subject to "anti-ESG" legislation view our Advisor's responsible investing or ESG practices as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such investors may not invest in us. In addition, corporate diversity, equity and inclusion ("DEI") practices have recently come under increasing scrutiny. For example, some advocacy groups and federal and state officials have asserted that the U.S. Supreme Court's decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters and several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision. Additionally, in January 2025, President Trump signed a number of Executive Orders focused on DEI, which indicate continued scrutiny of DEI initiatives and potential related investigations of certain private entities with respect to DEI initiatives. If we do not successfully manage expectations across varied stakeholder interests, it could erode stakeholder trust, impact our reputation and constrain our investment opportunities. Such scrutiny of both ESG and DEI related practices could expose our Advisor to the risk of litigation, investigations or challenges by federal or state authorities or result in reputational harm.

There is also regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors in order to allow investors to validate and better understand sustainability claims. For example, the SEC sometimes reviews compliance with ESG commitments in examinations and has taken enforcement actions against registered investment advisers for not establishing adequate or consistently implementing ESG policies and procedures to meet ESG commitments to investors.

In March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures; however, these rules are stayed pending the outcome of consolidated legal challenges in the Eighth Circuit Court of Appeals. Compliance with any new laws or regulations increases our regulatory burden and could result in increased legal, accounting and compliance costs, make some activities more difficult, time-consuming and costly, affect the manner in which we conduct our business and adversely affect our profitability.

RISKS RELATED TO INVESTMENTS IN REAL PROPERTY

Real properties are illiquid investments, and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so.

Real properties are illiquid investments and we may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any real property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a real property. We may acquire real properties that are subject to contractual "lock-out" provisions that could restrict our ability to dispose of the real property for a period of time. In addition, U.S. federal tax laws that impose a 100% excise tax on gains from sales of dealer property by a REIT (generally, property held for sale, rather than investment) could limit our ability to sell properties and may affect our ability to sell properties without adversely affecting returns to our stockholders. These restrictions could adversely affect our results of operations and financial condition.

We may also be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure stockholders that we will have funds available to correct such defects or to make such improvements.

In acquiring a real property, we may agree to restrictions that prohibit the sale of that real property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that real property. Our real properties may also be subject to resale restrictions. All of these provisions would restrict our ability to sell a property.

We are dependent on customers for revenue, and our inability to lease our real properties or to collect rent from our customers may adversely affect our results of operations, NAV and returns to our stockholders.

Our revenues from our real property investments are dependent on our ability to lease our real properties and the creditworthiness of our customers and would be adversely affected by the loss of or default by one or more significant lessees. Furthermore, certain of our assets may utilize leases with payments directly related to tenant sales, where some or all of the amount of rent that we charge a tenant is calculated as a percentage of such tenant's revenues over a fixed period of time, and a reduction in sales can reduce the amount of the lease payments required to be made to us by customers leasing space in such assets. The success of those real properties depends on the financial stability of the respective customers. The financial results of our customers can depend on several factors, including but not limited to the general business environment, interest rates, inflation, the availability of credit, taxation and overall consumer confidence.

In addition, our ability to increase our revenues and operating income partially depends on steady growth of demand for the products and services offered by the customers located in the assets that we own and manage. A drop in demand, as a result of a slowdown in the U.S. and global economy or otherwise, could result in a reduction in tenant performance and consequently, adversely affect our results of operations, NAV and returns to our stockholders. Inflation could also have an adverse effect on consumer spending which could impact our customers' sales and, in turn, our percentage rents, where applicable. Conversely, deflation could lead to downward pressure on rents and other sources of income.

If indicators of impairment exist in any of our real properties, for example, we experience negative operating trends such as prolonged vacancies or operating losses, we may not recover some or all of our investment. Refer to "Note 3 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for historical information regarding our impairments.

Lease payment defaults by customers could cause us to reduce the amount of distributions to our stockholders and could force us to find an alternative source of funds to make mortgage payments on any mortgage loans or payments due under our unsecured credit facilities. In the event of a tenant default, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our real property. If a lease is terminated, we may be unable to lease the real property for the rent previously received or sell the real property without incurring a loss.

Some of our properties may be leased to a single or significant customer and, accordingly, may be suited to the particular or unique needs of such customer. We may have difficulty replacing such a customer if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Similarly, certain of our other commercial properties are leased out to single customers or customers that are otherwise reliant on a single enterprise to remain in business. Adverse impacts to such customers, businesses or operators, including as a result of changes in market or economic conditions, natural disasters, outbreaks of an infectious disease, pandemic or any other serious public health concern, political events or other factors that may impact the operation of these properties, may have negative effects on the business and financial results. As a result, some of the customer or operators have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. Further, if such customers default under their leases or such operators are unable to operate the assets, we may not be able to promptly enter into a new lease or operating arrangement for such properties, rental rates or other terms under any new leases or operating arrangement may be less favorable than the terms of the current lease or operating arrangement or we may be required to make capital improvements to such properties for a new customer or operator, any of which could adversely impact the operating results.

If the market for commercial real estate experiences increased vacancy rates, particularly in certain large metropolitan areas, it could result in lower revenues for us.

In the relatively recent past, there have been global economic downturns that negatively impacted the commercial real estate market in the U.S., and resulted in, among other things, increased tenant defaults under leases, generally lower demand for rentable space, and an oversupply of rentable space, all of which could lead to increased concessions, tenant improvement expenditures or reduced rental rates to maintain occupancies. We believe that the risks associated with our business could be more severe if the economy deteriorates again or if commercial real estate values decline. Our revenues will decline and our NAV and ability to pay distributions will be negatively impacted if our commercial properties experience higher vacancy rates or decline in value.

A real property that incurs a vacancy could be difficult to sell or re-lease.

A real property may incur a vacancy either by the continued default of a customer under its lease or the expiration of the lease. In addition, certain of the real properties we acquire may have some vacancies at the time of closing. Certain other real properties may be specifically suited to the particular needs of a customer and such real property may become vacant. Certain of our leases with retail customers contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective customers interested in leasing space in a particular retail property. Therefore, we may have difficulty obtaining a new tenant for any vacant space we have in our real properties. In certain cases, we may need to offer free rent or other concessions to attract customers. If the vacancy continues for a long period of time, we would suffer reduced revenues, which could materially and adversely affect our liquidity and NAV, and result in lower distributions to our stockholders. In addition, the resale value of the real property could be diminished because the market value may depend principally upon the value of the leases of such real property.

Adverse economic and other conditions in the regions where our assets are located may have a significant adverse impact on our financial results.

A deterioration of general economic or other relevant conditions, general demand for certain types of properties, changes in governmental laws and regulations, acts of nature, demographics or other factors in any of the states or the geographic region in which our assets are located could result in the loss of a tenant, a decrease in the demand for our properties and a decrease in our revenues from those markets, which in turn may have a disproportionate and material adverse effect on our results of operations and financial condition. In addition, some of our investments are located in areas that are more susceptible to natural disasters, and therefore, our customers and properties are particularly susceptible to revenue loss, cost increase or damage caused by earthquakes or other severe weather conditions or natural disasters. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance and expenses for our customers, or could limit the future availability of such insurance, which could limit our customers' ability to satisfy their obligations to us.

In addition, our results of operations depend substantially on our ability to lease the spaces available in the assets that we own as well as the price at which we lease such space. Adverse conditions in the regions and specific markets where we operate may reduce our ability to lease our properties, reduce occupancy levels, restrict our ability to increase lease prices and force us to lower lease prices and/or offer tenant incentives. Should our assets fail to generate sufficient revenues for us to meet our obligations, our financial condition and results of operations, as well as our NAV and ability to make distributions or repay debt, could be adversely affected.

We may be adversely affected by trends in the office real estate industry.

Some businesses are rapidly evolving to make employee telecommuting, flexible work schedules, open workplaces and teleconferencing increasingly common. These practices enable businesses to reduce their space requirements. A continuation of the movement towards these practices could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations, each of which could have an adverse effect on our financial position, results of operations, cash flows and ability to make expected distributions to our stockholders. We may also be negatively impacted by competition from other short-term office or shared space leasing companies.

Properties that have significant vacancies, especially value-add or other types of discounted real estate assets, may experience delays in leasing up or could be difficult to sell, which could diminish our return on these properties and the return on the stockholders' investments.

Our investments in value-add properties or other types of discounted properties may have significant vacancies at the time of acquisition and/or thereafter. If vacancies continue for a prolonged period of time beyond the expected lease-up stage that we anticipate will follow any redevelopment or repositioning efforts, we may suffer reduced revenues, resulting in less cash available for distributions to our stockholders. In certain cases, we may need to offer free rent or other concessions to attract customers. In addition, the resale value of the property could be diminished because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction on the resale value of a property could also reduce our NAV and the overall return on the stockholders' investment.

Changes in supply of or demand for similar real properties in a particular area may increase the price of real properties we seek to purchase or adversely affect the value of the real properties that we own.

The real estate industry is subject to market forces and we are unable to predict certain market changes including changes in supply of or demand for similar real properties in a particular area. For example, if demand for the types of real properties in which we seek to invest were to sharply increase or supply of those assets were to sharply decrease, the prices to acquire those assets could rise significantly. Any potential purchase of an overpriced asset could decrease our rate of return on these investments and result in lower operating results and overall returns to our stockholders. Likewise, a sharp decrease in demand or increase in supply could adversely affect leasing rates and occupancy, which could lower operating results, our NAV and overall returns to our stockholders.

Actions of our joint venture partners could adversely impact our performance.

We have entered into and may continue to enter into joint ventures with third parties, including entities that are affiliated with the Advisor or entities sponsored or advised by affiliates of the Sponsor. We may be a general partner, but also could be a limited partner. Such venture may give substantial discretionary authority to a third party general partner or to an affiliate of the Advisor or Sponsor as general partner. We have purchased and developed and may also continue to purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with a direct investment in real estate, including, for example:

- the possibility that our venture partner, co-tenant or partner in an investment might become bankrupt or otherwise be unable to meet its capital contribution obligations;

- that such venture partner, co-tenant or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;

- that such venture partner, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;

- that actions by such venture partner, co-tenant or partner could adversely affect our reputation, negatively impacting our ability to conduct business; or

- that such venture partner, co-tenant or partner has legal or other effective control over the asset, partnership or venture.

Actions by a joint venture partner or co-tenant might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing our stockholders' returns.

Under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached, which might have a negative influence on the joint venture and decrease potential returns to our stockholders. In the event that a venture partner has a right of first refusal to buy out the other partner, it may be unable to finance such a buy-out at that time. It may also be difficult for us to sell our interest in any such joint venture or partnership or as a co-tenant in a particular property. In addition, to the extent that our venture partner or co-tenant is an affiliate of the Advisor or an entity sponsored or advised by affiliates of the Sponsor, certain conflicts of interest will exist.

We compete with numerous other parties or entities for real property investments and customers, and we may not compete successfully.

We compete with numerous other persons or entities seeking to buy real properties or to attract customers to real properties we already own, which may have a negative impact on our ability to acquire real properties or attract customers on favorable terms, if at all, and the returns on our real properties. These persons or entities may have greater experience and financial strength than us. For example, our competitors may be willing to offer space at rental rates below our rates, causing us to lose existing or potential customers and pressuring us to reduce our rental rates to retain existing customers or convince new customers to lease space at our properties. Similarly, the opening of new competing assets near the assets that we own may hinder our ability to renew our existing leases or to lease to new customers, because the proximity of new competitors may divert existing or new customers to such competitors. In addition, if market rental rates decline during the term of an existing lease, we may be unable to renew or find a new tenant without lowering the rental rate. Each of these factors could adversely affect our results of operations, financial condition, NAV and ability to repay debt, and pay distributions to our stockholders.

Delays in the selection, acquisition, development and construction of real properties or debt investments may have adverse effects on portfolio diversification, results of operations and returns to our stockholders.

Delays we encounter in selecting, acquiring and developing additional real properties or debt investments could adversely affect our stockholders' returns. The uncertain state of the real estate markets in recent years and the resulting incentives of lenders and sellers to retain their investments had previously led to generally lower transaction volume in the broader real estate market and for us, in part due to pricing and valuation uncertainties. It is possible that such disruptions and uncertainties may reoccur. Alternatively, increased competition for high quality investments may also limit our ability to make incremental accretive investments in real properties and debt investments. These factors may continue to have a negative effect on our stockholders' returns, and may also hinder our ability to reach our portfolio diversification objectives.

In addition, where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, we may not receive any income from these properties for a significant period of time or at all if we are required to abandon such construction following acquisition, and distributions to our stockholders could suffer. Delays in the completion of construction could give customers the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to builders prior to completion of construction. Each of those factors could result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, the price we agree to for a real property will be based on our projections of rental income and expenses and estimates of the fair market value of the real property upon completion of construction. If our projections are inaccurate, we may pay too much for a property.

We may be unable to achieve our diversification goals or to realize benefits from diversification.

We are primarily focused on investing in and operating a diverse portfolio of real property and investing in other real estate-related assets. We currently focus our investment activities primarily across the major U.S. property sectors (residential, industrial, retail and office) and investments in real estate debt and securities. To a lesser extent, we invest in and/or intend to strategically invest in geographies outside of the U.S., which may include Canada, Mexico, the United Kingdom, Europe and other foreign jurisdictions, and in other sectors such as student housing, data centers, credit lease and self-storage, properties in sectors adjacent to our primary investment sectors and/or infrastructure, to create a diversified blend of current income and long-term value appreciation. Although there can be no assurance that we will achieve this objective, we intend to diversify our portfolio by key portfolio attributes including, but not limited to, (i) property sector and type, (ii) target market, with consideration given to geographic concentrations, (iii) average lease terms and portfolio occupancy expectations, (iv) customer concentrations, including credit and exposure to particular businesses or industries and (v) debt profile with the goal of maximizing flexibility while seeking to minimize cost and mitigate the risks associated with changes in interest rates and debt maturities. However, we may not successfully implement our diversification strategy. Even if we do fully achieve our diversification goals, it is possible our diversified portfolio will not perform as well as a portfolio that is concentrated in a particular type of real estate.

We may alter our exposure to various real property sectors and we may not always own properties in each sector.

We currently focus our investment activities primarily across the major U.S. property sectors (residential, industrial, retail and office) and investments in real estate debt and securities but to a lesser extent intend to strategically invest in other sectors such as student housing, data centers, credit lease, self-storage, properties in sectors adjacent to our primary investment sectors and/or infrastructure. Although we aim to diversify our real property portfolio by owning properties in a number of these sectors, we may not always have significant holdings, or any holdings at all, in each sector. We may elect to increase or decrease our holdings in each sector at any time and we may change our target property sectors at any time. If we decrease or eliminate our holdings in any property sector or cease to target any of these property sectors our real property portfolio will be less diversified and we may not realize the benefits of diversification.

We are subject to the risk that, with respect to assets that we have acquired and may acquire based on growth potential, such growth potential is not realized.

From 2022 to 2024, we disposed of approximately $373.0 million of properties and we acquired approximately $2.48 billion of properties. The properties that we sold were generally higher-yielding than the new properties we acquired, although we believe the acquired assets exhibit greater potential for future growth. We believe that market conditions may cause us to continue to explore in certain markets the disposition of higher-yielding assets and in certain target markets the acquisition of assets that may generate lower initial yields but with greater growth potential. Although there can be no assurance that we will continue to pursue this strategy or be successful in its execution, for some period of time this may mean that higher-yielding assets are sold from our portfolio in exchange for assets that initially may produce lower current income but which we believe may generate increased income over time through increased tenant demand and/or rental rate growth in order to generate long-term growth in NAV. With respect to such assets, we are subject to the risk that the expected growth potential is not realized. This may result from a variety of factors, including but not limited to unanticipated changes in local market conditions or increased competition for similar properties in the same market. Acquiring properties that do not realize their expected growth potential, or properties that take longer than expected to realize their growth potential, would likely negatively affect our NAV, limit our ability to pay distributions to stockholders and reduce their overall returns.

Our real properties are subject to property and other taxes that may increase in the future, which could adversely affect our cash flow.

Our real properties are subject to real and personal property and other taxes that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Certain of our leases provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the real properties that they occupy while other leases will generally provide that we are responsible for such taxes. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable governmental authorities. If property taxes increase, our customers may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authorities may place a lien on the property and the property may be subject to a tax sale. In addition, we will generally be responsible for property taxes related to any vacant space.

Potential changes to the U.S. tax laws could have a significant negative impact on our business operations, financial condition and earnings.

U.S. federal income tax laws governing REITs and other corporations and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. Future legislation, new regulations, administrative interpretations or court decisions could adversely affect our ability to qualify as a REIT or adversely affect our stockholders.

We are subject to litigation that could adversely affect our results of operations.

We are a defendant from time to time in lawsuits and/or regulatory proceedings relating to our business. Unfavorable outcomes resulting from such lawsuits and/or regulatory proceedings could adversely impact our business, financial condition, NAV or results of operations.

Uninsured losses or premiums for insurance coverage relating to real property may adversely affect our operating results.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders sometimes require commercial property owners to purchase specific coverage against terrorism as a condition for providing mortgage loans. These policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our real properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. Changes in the cost or availability of insurance could expose us to uninsured property or casualty losses. In the event that any of our real properties incurs a property or casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we could be held liable for indemnifying possible victims of an accident. We cannot assure our stockholders that funding will be available to us for the repair or reconstruction of damaged real property in the future or for liability payments to accident victims.

The real estate industry is subject to extensive regulation, which may result in higher expenses or other negative consequences that could adversely affect us.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and license requirements with respect to, among other things, zoning, environmental protection and historical heritage, all of which may affect our business. We may be required to obtain licenses and permits with different governmental authorities in order to acquire and manage our assets.

In addition, public authorities may enact new and more stringent standards, or interpret existing laws and regulations in a more restrictive manner, which may force companies in the real estate industry, including us, to spend funds to comply with these new rules, alter the use and occupancy of certain properties, or reduce revenue. Currently across the United States and elsewhere, owners of real property, especially those occupied by individuals (e.g., apartments), as well as industrial warehouses and distribution centers, are coming under increased scrutiny from local, state and federal authorities as well as tenant activist groups. Some are taking proactive measures, either in the form of legislation, administrative actions, or litigation, that could ultimately adversely affect our results from operations, cash flow, distributions and NAV.

In the event of noncompliance with such laws, regulations, licenses and authorizations, we may face the payment of fines, project shutdowns, cancellation of licenses, and revocation of authorizations, in addition to other civil and criminal penalties.

Environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such real property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Third parties may also sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs resulting from the environmental contamination. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such real property as collateral for future borrowings. Environmental laws also may impose restrictions on the manner in which real property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions, which may be enforced by government agencies or, in certain circumstances, private parties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Our customers' operations, the existing condition of land when we buy it, operations in the vicinity of our real properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our real properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance. In connection with the acquisition and ownership of our real properties, we may be exposed to such costs in connection with such regulations. The cost of defending against environmental claims, of any damages or fines we must pay, of compliance with environmental regulatory requirements or of remediating any contaminated real property could materially and adversely affect our business, lower the value of our assets or results of operations and, consequently, lower our NAV and the amounts available for distribution to our stockholders.

Environmental laws in the U.S. also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties may contain asbestos-containing building materials.

We may invest in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties may contain at the time of our investment, or may have contained prior to our investment, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of the properties that we acquire may be adjacent to or near other properties that have contained or then currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of the properties that we acquire may be on or adjacent to or near other properties upon which others, including former owners or customers of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield an appropriate risk-adjusted return. In such an instance, we will underwrite the costs of environmental investigation, clean-up and monitoring into the cost. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

Generally, our properties are subject to a Phase I or similar environmental assessment by independent environmental consultants prior to or in connection with our acquisition of such properties. Phase I assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations and typically do not include an asbestos survey. We cannot give any assurance that an environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations taken as a whole, will not currently exist at the time of acquisition or may not arise in the future, with respect to any of our properties. Material environmental conditions, liabilities or compliance concerns may arise after an environmental assessment has been completed. Moreover, there can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability, or that the then current environmental condition of our properties will not be affected by customers, by the condition of land or operations in the vicinity of such properties (such as releases from underground storage tanks), or by third parties unrelated to us.

Costs of complying with governmental laws and regulations related to environmental protection and human health and safety may be high.

All real property and the operations conducted on the real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Leasing properties to customers that engage in industrial, manufacturing, and commercial activities will cause us to be subject to the risk of liabilities under environmental laws and regulations. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our customers' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay will reduce our ability to make distributions.

In addition, changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur.

The sale and disposition of real properties carry certain litigation risks at the property level that may reduce our profitability and the return on stockholders' investments.

The acquisition, ownership and disposition of real properties carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired by us in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosure made, if such buyer is passed over in favor of another as part of our efforts to maximize sale proceeds. Similarly, successful buyers may later sue us under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.

The costs associated with complying with the Americans with Disabilities Act and the Fair Housing Amendment Act may reduce the amount of cash available for distribution to our stockholders.

Investment in real properties may also be subject to the Americans with Disabilities Act of 1990, as amended, or the "Disabilities Act" and the Fair Housing Amendment Act, as amended, or the "Fair Housing Act." Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" which generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require us to remove access barriers and our failure to comply with the Disabilities Act's requirements could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. The Fair Housing Act requires residential dwellings first occupied after March 13, 1991 to comply with design and construction requirements related to access and use by disabled persons. We will attempt to acquire properties that comply with these acts or place the burden on the seller or other third party, such as a customer, to ensure compliance with these acts. We cannot assure our stockholders that we will be able to acquire properties or allocate responsibilities in this manner. Any monies we use to comply with or defend lawsuits related to the Disabilities Act and Fair Housing Act will reduce our NAV and the amount of cash available for distribution to our stockholders.

We may not have funding for future tenant improvements, which may adversely affect the value of our assets, our results of operations and returns to our stockholders.

When a tenant at one of our real properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract one or more new customers, we will be required to expend substantial funds to construct new tenant improvements in the vacated space. We expect to invest the net proceeds from our securities offerings in real estate-related investments, and we do not anticipate that we will maintain permanent working capital reserves. We do not currently have an identified funding source to provide funds that may be required in the future for tenant improvements and tenant refurbishments in order to attract new customers. If we do not establish sufficient reserves for working capital or obtain adequate financing to supply necessary funds for capital improvements or similar expenses, we may be required to defer necessary or desirable improvements to our real properties. If we defer such improvements, the applicable real properties may decline in value, and it may be more difficult for us to attract or retain customers to such real properties or the amount of rent we can charge at such real properties may decrease. We cannot assure our stockholders that we will have any sources of funding available to us for the repair or reconstruction of damaged real property in the future.

Lease agreements may have specific provisions that create risks to our business and may adversely affect us.

Our lease agreements are regulated by local, municipal, state and federal laws, which may grant certain rights to customers, such as the compulsory renewal of their lease by filing lease renewal actions when certain legal conditions are met. A lease renewal action may represent two principal risks for us: (i) if we plan to vacate a given unit in order to change or adapt an asset's mix of customers, the customer could remain in that unit by filing a lease renewal action and interfere with our strategy; and (ii) if we desire to increase the lease price for a specific unit, this increase may need to be approved in the course of a lease renewal action, and the final value could be decided at the discretion of a judge. We would then be subject to the court's interpretation and decision, and could be forced to accept an even lower price for the lease of the unit. The compulsory renewal of our lease agreements and/or the judicial review of our lease prices may adversely affect our cash flow and our operating results.

Certain of our lease agreements may not be "triple net leases," under which the lessee undertakes to pay all the expenses of maintaining the leased property, including insurance, taxes, utilities and repairs. We will be exposed to higher maintenance, tax and property management expenses with respect to all of our leases that are not "triple net."

Operating expenses, such as expenses for fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. There is no guarantee that we will be able to pass such increases on to our customers. To the extent such increases cannot be passed on to our customers, any such increases would cause our cash flow, NAV and operating results to decrease.

We depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.

Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow certain customers to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators, which also could be insufficient to fully operate our facilities and could result in our inability to provide services. Accordingly, any interruption or limitation in the provision of these essential services may adversely affect us.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may acquire multiple properties in a single transaction. Portfolio acquisitions typically are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on the Advisor in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. We also may be required to accumulate a large amount of cash to fund such acquisitions. We would expect the returns that we earn on such cash to be less than the returns on investments in real property. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.

In the event we obtain options to acquire properties, we may lose the amount paid for such options whether or not the underlying property is purchased.

We may obtain options to acquire certain properties. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is purchased. Any unreturned option payments will reduce the amount of cash available for further investments or distributions to our stockholders.

We will rely on property managers to operate our properties and leasing agents to lease vacancies in our properties.

The Advisor intends to hire property managers, which may include affiliates of the Advisor, to manage our properties and leasing agents to lease vacancies in our properties. The property managers will have significant decision-making authority with respect to the management of our properties. Our ability to direct and control how our properties are managed on a day-to-day basis may be limited because we will engage third parties to perform this function. Thus, the success of our business may depend in large part on the ability of our property managers to manage the day-to-day operations and the ability of our leasing agents to lease vacancies in our properties. Any adversity experienced by, or problems in our relationship with, our property managers or leasing agents could adversely impact the operation and profitability of our properties.

Our properties may be leased at below-market rates under long-term leases.

We may seek to negotiate longer-term leases to reduce the cash flow volatility associated with lease rollovers, in particular when contractual rent increases are included. In addition, where appropriate, we may seek leases that provide for operating expenses, or expense increases to be paid by the customers. These leases may allow customers to renew the lease with pre-defined rate increases. If we do not accurately judge the potential for increases in market rental rates or expenses, we may set the rental rates (or expense reimbursements) of these long-term leases at levels such that even after contractual rental increases, the resulting rental rates (or net revenues to us) are less than then-current market rental rates. Further, we may be unable to terminate those leases or adjust the rent or expense reimbursements to then-prevailing market rates. As a result, our income and distributions to our stockholders could be lower than if we did not enter into long-term leases.

Retail properties depend on anchor customers to attract shoppers and could be adversely affected by the loss of a key anchor customer.

Retail properties, like other properties, are subject to the risk that customers may be unable to make their lease payments or may decline to extend a lease upon its expiration. A lease termination by a customer that occupies a large area of a retail center (commonly referred to as an anchor customer) could impact leases of other customers. Other customers may be entitled to modify the terms of their existing leases (or terminate their leases) in the event of a lease termination by an anchor customer, or the closure of the business of an anchor customer that leaves its space vacant even if the anchor customer continues to pay rent. Any such modifications, conditions or terminations could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, major customer closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a customer or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

Our investments in industrial properties are more dependent on economic activity and trade regulation than other real estate sectors.

Some of our investments in real estate assets are in industrial properties. The demand for industrial space in the U.S. is more strongly dependent on economic activity and trade regulation than other real estate sectors. For example, customers and potential customers of our industrial properties operate in industries including e-commerce, traditional retail, third-party logistics, warehousing and manufacturing, all of which may be adversely impacted by recently enacted and proposed changes to U.S. foreign trade policies, including tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other policies. Our performance may be more dependent on economic activity and trade regulation than that of real estate companies that do not invest in industrial properties.

Student housing properties are subject to seasonality.

Student housing properties are typically leased during prime leasing seasons, and are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during such seasons. Additionally, student housing properties are generally on short-term leases, exposing owners of such properties to increased leasing risk. We may not be able to re-lease our properties on similar terms, if we are able to re-lease our properties at all. The terms of renewal or re-lease (including the cost of required renovations) may be less favorable to us than the prior lease. If we are unable to re-lease all or a substantial portion of our properties, or if the rental rates upon such re-leasing are significantly lower than expected rates, our cash flows from operations could be adversely affected.

Prior to the commencement of each new lease period, we prepare the units for new incoming residents. Other than revenue generated by in-place leases for returning residents, we do not generally recognize lease revenue during this period referred to as "turn" as we have no leases in place. In addition, during turn, we incur expenses preparing our units for occupancy, which we recognize immediately. This lease turn period results in seasonality in our operating results, and as a result, we may experience significantly reduced cash flows during such periods.

In addition, we may be adversely affected by a change in university admission policies. For example, if a university reduces the number of student admissions, the demand for our student housing properties may be reduced and our occupancy rates may decline. Our student housing properties also compete with university-owned student housing and other national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators.

We may be subject to tenant relief laws and may be subject to rent control laws, which could negatively impact our rental revenue.

To the extent we own residential rental properties, we expect that we will regularly be seeking to evict tenants who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will result in additional legal costs and require the time and attention of our management. The eviction process is typically subject to numerous legal requirements and mandatory "cure" policies, which may increase our costs and delay our ability to gain possession of and stabilize a property. Additionally, state and local landlord-tenant laws may impose legal duties on us to assist tenants in relocating to new housing, or restrict our ability to recover certain costs or charge tenants for damage tenants cause to our property. Because such laws vary by state and locality, we will need to be familiar with and take appropriate steps to comply with applicable landlord-tenant laws in the jurisdictions in which we operate, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, a class of plaintiffs or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

We may be subject to additional risks from non-U.S. investments.

We invest in and may continue to invest in real properties and loans located in countries outside the United States, which may include Canada, Mexico, the United Kingdom, Europe and other foreign jurisdictions, which involve certain factors not typically associated with investing in the U.S., including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which such investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S. asset markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks, including potential exchange-control regulations, potential restrictions on non-U.S. investment and repatriation of capital, the risks associated with political, economic or social instability, including the risk of sovereign defaults, regulatory change, and the possibility of expropriation or confiscatory taxation or the imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, and adverse economic and political developments; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors' rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations including differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (ix) political hostility to investments by foreign investors; and (x) less publicly available information. Furthermore, while we may have the capacity, but not the obligation, to mitigate such additional risks, including through the utilization of certain foreign exchange hedging instruments, there is no guarantee that we will be successful in mitigating such risks and in turn may introduce additional risks and expenses linked to such efforts.

We face possible risks associated with the physical effects of climate change.

The physical effects of climate change, including extreme weather events such as hurricanes or floods, could have a material adverse impact on our properties, operations and business. For example, our properties could be severely damaged or destroyed from either singular extreme weather events (for example floods, storms and wildfires) or through long-term impacts of climatic conditions (such as precipitation frequency, weather instability and rising sea levels). Such events could also adversely impact us or the tenants of our properties if we or they are unable to operate our or their businesses due to damage resulting from such events. If we fail to adequately prepare for such events, our revenues, results of operations and financial condition may be impacted. Climate change could also increase utility and other costs of operating our properties, including increased costs for energy and other supply chain materials, which, if not offset by rising rental income and/or paid by tenants, could have a material adverse effect on our properties, operations and business. In addition, we may incur significant costs in preparing for possible future climate change or climate-related events or in response to our tenants' requests for such investments and we may not realize desirable returns on those investments.

RISKS RELATED TO INVESTMENTS IN REAL ESTATE-RELATED DEBT AND SECURITIES

The mortgage loans in which we invest, either directly or indirectly through real estate-related debt securities, will be subject to the risk of delinquency, foreclosure and loss, which could result in losses to us.

Commercial mortgage loans are secured by commercial property and are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: customer mix, success of customer businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, current and potential future capital markets uncertainty, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations, and results from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial adverse effect on our anticipated return on the foreclosed mortgage loan. In addition, if we foreclose on a particular property, we could become, as owner of the property, subject to liabilities associated with such property, including liabilities related to taxes and environmental matters.

We may make open market purchases or invest in traded securities.

Although not anticipated to be a large component of our investment strategy, we have the ability to invest in securities that are traded (publicly or through other active markets (including through private transactions)) and are, therefore, subject to the risks inherent in investing in traded securities. When investing in traded securities, we may be unable to obtain financial covenants or other contractual governance rights, including management rights that we might otherwise be able to obtain in making privately negotiated investments. Moreover, we may not have the same access to information in connection with investments in traded securities, either when investigating a potential investment or after making the investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments, and to sell existing investments, in traded securities because Ares may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies or requirements. The inability to sell traded securities in these circumstances could materially adversely affect the investment results. In addition, securities acquired of a public company may, depending on the circumstances and securities laws of the relevant jurisdiction, be subject to lock-up periods.

The preferred equity, mezzanine loans and B-notes in which we invest involve greater risks of loss than senior loans secured by income-producing real properties.

We have and may continue to invest in preferred equity, mezzanine loans and/or B-notes. Preferred equity is unsecured, while mezzanine loans and B-notes substantially take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage loans secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our preferred equity, mezzanine loan or B-note in whole or in part. In addition, there may be significant delays and costs associated with the process of foreclosing on collateral securing or supporting mezzanine loans and B-notes. If a borrower defaults on a mezzanine loan, B-note or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan or B-note will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans or B-notes may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal. Further, even if we are successful in foreclosing on the equity interests serving as collateral for our mezzanine loans or B-notes, such foreclosure will result in us inheriting all of the liabilities of the underlying mortgage borrower, including the senior mortgage on the applicable property. This may result in both increased costs to us and a negative impact on our overall debt covenants and occupancy levels. In many cases a significant restructuring of the senior mortgage may be required in order for us to be willing to retain longer term ownership of the property. If we are unsuccessful in restructuring the underlying mortgage debt in these scenarios, the mortgage lender ultimately may foreclose on the property causing us to lose any remaining investment.

A portion of our debt-related investments may be considered illiquid, and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

Certain of the debt-related investments that we have purchased or may purchase in the future in connection with privately negotiated transactions are not or may not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise effected in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be limited. In addition, certain of our registered securities may not be as liquid as when originally purchased.

Bridge loans may involve a greater risk of loss than conventional mortgage loans.

We may provide bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. We may, therefore, be dependent on a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans, like other loans secured directly or indirectly by property, are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. Any such losses with respect to our investments in bridge loans could have an adverse effect on our NAV, results of operations and financial condition.

Interest rate and related risks may cause the value of our real estate-related securities investments to be reduced.

Interest rate risk includes the risk that fixed-income securities such as preferred and debt securities, and to a lesser extent dividend paying common stocks, will decline in value because of changes in market interest rates. Generally, when market interest rates rise, the market value of such securities will decline, and vice versa. In addition, during periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may result in a below-market interest rate, an increase in the security's duration, and a reduction in the value of the security. This is known as extension risk. During periods of declining interest rates, an issuer may be able to exercise an option to prepay principal earlier than scheduled, which is generally known as call or prepayment risk. If this occurs, we may be forced to reinvest in lower yielding securities. This is known as reinvestment risk. Preferred and debt securities frequently have call features that allow the issuer to repurchase the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. To the extent we invest in real estate-related securities going forward, these risks may reduce the value of such investments. Further, there is a risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called securities at market interest rates that are below our real estate debt portfolio's current earnings rate. A decline in income could affect the NAV of our shares or their overall returns.

Investments in real estate-related securities are subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate-related securities.

We have and may continue to invest in real estate-related securities and our investments may consist of real estate-related common equity, preferred equity and debt securities of both publicly traded and private real estate companies. Our investments in such real estate-related securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related debt investments discussed in this section of our Annual Report on Form 10-K.

The value of real estate-related securities, including those of publicly listed REITs, fluctuates with general economic conditions. See "—Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments."

Real estate-related securities may be unsecured and subordinated to other obligations of the issuer. As a result, investments in real estate-related securities are subject to risks of (i) limited liquidity in the secondary trading, (ii) substantial market price volatility, (iii) subordination to prior claims of banks and other senior lenders of the issuer and preferred equity holders, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding real estate-related securities and the ability of the issuers thereof to pay dividends.

Investments in structured products or similar products may include structural, legal and liquidity risks that may adversely affect our results of operations and financial condition.

We may invest from time to time in structured products, including pools of mortgages, inclusive of commercial mortgage backed securities ("CMBS") secured by loans made to multiple entities and/or single asset single borrower ("SASB") loans, as well as commercial real estate collateralized loan obligations ("CRE CLOs") and other real estate-related interests. Our investments in structured products are subject to a number of risks, including risks related to the fact that the structured products may be leveraged, and other structural and legal risks related thereto. Utilization of leverage is a speculative investment technique and will generally magnify the opportunities for gain and risk of loss borne by an investor investing in debt securities. Many structured products contain covenants designed to protect the providers of debt financing to such structured products. A failure to satisfy those covenants could result in the untimely liquidation of the structured product and a complete loss of our investment therein. In addition, if the particular structured product is invested in a security in which we are also separately invested, this would tend to increase our overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis. The value of an investment in a structured product will depend on the investment performance of the assets in which the structured product invests and will, therefore be subject to all of the risks associated with an investment in those assets.

These risks include the possibility of a default by, or bankruptcy of, the issuers of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.

The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of increased market volatility. Such market conditions could re-occur and could impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of any CMBS investments quickly. Additionally, certain securities investments, such as horizontal or other risk retention investments in CMBS, may have certain holding period and other restrictions that limit our ability to sell any such investments.

Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments.

Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for issuers to satisfy their debt payment obligations, increasing the default risk applicable to issuers, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions may affect the creditworthiness of issuers and/or real estate collateral relating to our investments and may include economic and/or market fluctuations, changes in environmental and zoning laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in real estate fundamentals, the financial resources of tenants, changes in availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, changes in building, environmental and other laws, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, political events, trade barriers, currency exchange controls, changes in government regulations, changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, outbreaks of an infectious disease, epidemics/pandemics or other serious public health concerns, negative developments in the economy or political climate that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, natural disasters, terrorist attacks, war, demand and/or real estate values generally. Such changes may develop rapidly and it may be difficult to determine the comprehensive impact of such changes on our investments, particularly for investments that may have inherently limited liquidity. These changes may also create significant volatility in the markets for our investments which could cause rapid and large fluctuations in the values of such investments. There can be no assurance that there will be a ready market for the resale of our debt investments because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us. The value of securities of companies which service the real estate business sector may also be affected by such risks.

We cannot predict whether economic conditions generally, and the conditions for real estate debt investing in particular, will deteriorate in the future. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our investment activities. In addition, market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and market terms. For example, it has become increasingly difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. These and other similar changes in loan structures or market terms may make it more difficult for us to monitor and evaluate investments.

Political changes may affect the real estate debt markets.

The current regulatory environment in the United States may be impacted by future legislative developments and the regulatory agenda of the then-current U.S. President.

The outcome of congressional and other elections creates uncertainty with respect to legal, tax and regulatory regimes in which we and our investments will operate. Any significant changes in, among other things, economic policy (including with respect to interest rates and foreign trade), the regulation of the investment management industry, tax law, immigration policy and/or government entitlement programs could have a material adverse impact on us and our investments.

Some of our securities investments may become distressed, which securities would have a high risk of default and may be illiquid.

While it is generally anticipated that our real estate-related investments will focus primarily on investments in non-distressed real estate-related interests (based on our belief that there is not a low likelihood of repayment), our investments may become distressed following our acquisition thereof. Additionally, we may invest in real estate debt investments that we believe are available to purchase at "discounted" rates or "undervalued" prices. Purchasing real estate debt at what may appear to be "undervalued" or "discounted" levels is no guarantee that these investments will generate attractive returns to us or will not be subject to further reductions in value. There is no assurance that such investments can be acquired at favorable prices, that such investments will not default, or that the market for such interests will improve. In addition, the market conditions for real estate debt investments may deteriorate further, which could have an adverse effect on the performance of our investments.

During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. Securities of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities of companies not experiencing financial difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. There is no assurance that we will correctly evaluate the value of the assets collateralizing such investments or the prospects for a successful reorganization or similar action.

These financial difficulties may never be overcome and may cause issuers to become subject to bankruptcy or other similar administrative proceedings, or may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, an extension of the term, a substantial reduction in the interest rate, a substantial write down of the principal of such investment and other concessions which could adversely affect our returns on the investment. There is a possibility that we may incur substantial or total losses on our investments and in certain circumstances, subject us to certain additional potential liabilities that may exceed the value of our original investment therein.

For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, payments to us may be reclaimed under certain circumstances if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transactions under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions we held, or may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

However, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such investment, replacement "takeout" financing will not be available, resulting in an inability by the issuer to repay the investment. Although unlikely, it is possible it may be necessary or desirable to foreclose on collateral securing one or more real estate debt we acquire. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action, which often prolongs and complicates an already difficult and time consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing, management, development and other operations of the property. In the event we foreclose on an investment, we will be subject to the risks associated with owning and operating real estate.

We face risks associated with our mortgage origination program.

Under our mortgage origination program, we originate mortgage loans with the intent to sell such loans to another party within a short period of time. We intend to borrow funds to originate such mortgage loans, and the size of such loans and our borrowings in connection therewith may be significant. Although we intend to sell each mortgage loan shortly after origination, we may be unable to secure a buyer for a loan, which would result in us holding the loan for longer than intended, requiring us to pay additional interest to the lender and subjecting us to heightened interest rate risk until we are able to sell the loan. Additionally, in order to secure borrowing for a mortgage origination, a lender may require our Sponsor to guarantee the borrowing, and our Sponsor will require us to pay a fee for such guarantee, reducing the proceeds we receive in connection with such origination.

Certain risks associated with CMBS may adversely affect our results of operations and financial condition.

We may invest a portion of our assets in pools or tranches of CMBS, which may include horizontal and other risk retention investments. The collateral underlying CMBS generally consists of commercial mortgages on real property that has an industrial use. CMBS have been issued in a variety of issuances, with varying structures including senior and subordinated classes.

Mortgage-backed securities may also have structural characteristics that distinguish them from other securities. The interest rate payable on these types of securities may be set or effectively capped at the weighted average net coupon of the underlying assets themselves. As a result of this cap, the return to investors in such a security would be dependent on the relevant timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. In general, early prepayments will have a greater impact on the yield to investors. Federal and state law may also affect the return to investors by capping the interest rates payable by certain mortgagors. Certain mortgage-backed securities may provide for the payment of only interest for a stated period of time. In addition, in a bankruptcy or similar proceeding involving the originator or the servicer of the CMBS (often the same entity or an affiliate), the assets of the issuer of such securities could be treated as never having been truly sold to the originator to the issuer and could be substantively consolidated with those of the originator, or the transfer of such assets to the issuer could be voided as a fraudulent transfer.

The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. Such market conditions could re-occur and would impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of any such CMBS investments quickly. Additionally, certain securities investments, such as horizontal or other risk retention investments in CMBS, may have certain holding period and other restrictions that limit our ability to sell any such investments.

Concentrated CMBS investments may pose specific risks that may adversely affect our results of operations and financial condition.

Default risks with respect to CMBS investments may be further pronounced in the case of single-issuer CMBS or CMBS secured by a small or less diverse collateral pool, such as SASB loans. At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states, regions or foreign countries. As a result, such investments may be more susceptible to geographic risks relating to such areas, including adverse economic conditions, declining home values, adverse events affecting industries located in such areas and other factors beyond our control relative to investments in multi-issuer CMBS or a pool of mortgage loans having more diverse property locations.

The quality of the CMBS is dependent on the credit quality and selection of the mortgages for each issuance.

CMBS are also affected by the quality of the credit extended. As a result, the quality of the CMBS is dependent upon the selection of the commercial mortgages for each issuance and the cash flow generated by the commercial real estate assets, as well as the relative diversification of the collateral pool underlying such CMBS and other factors such as adverse selection within a particular tranche or issuance.

CMBS investments face risks associated with extensions that may adversely affect our results of operations and financial condition.

CMBS and other investments may be subject to extension, resulting in the term of the securities being longer than expected. Extensions are affected by a number of factors, including the general availability of financing in the market, the value of the related mortgaged property, the borrower's equity in the mortgaged property, the financial circumstances of the borrower, fluctuations in the business operated by the borrower on the mortgaged property, competition, general economic conditions and other factors. To the extent we make such investments, such extensions may also be made without our consent.

There are certain risks associated with the servicers of commercial real estate loans underlying CMBS and other investments.

The exercise of remedies and successful realization of liquidation proceeds relating to commercial real estate loans underlying CMBS and other investments may be highly dependent on the performance of the servicer or special servicer. The servicer may not be appropriately staffed or compensated to immediately address issues or concerns with the underlying loans. Such servicers may exit the business and need to be replaced, which could have a negative impact on the portfolio due to lack of focus during a transition. Special servicers frequently are affiliated with investors who have purchased the most subordinate bond classes, and certain servicing actions, such as a loan extension instead of forcing a borrower pay off, may benefit the subordinate bond classes more so than the senior bonds. While servicers are obligated to service the portfolio subject to a servicing standard and maximize the present value of the loans for all bond classes, servicers with an affiliate investment in the CMBS or other investments may have a conflict of interest. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. In addition, to the extent any such servicers fail to effectively perform their obligations pursuant to the applicable servicing agreements, such failure may adversely affect our investments, should we make such investments.

There are certain risks associated with CMBS interest shortfalls.

CMBS investments may be subject to interest shortfalls due to interest collected from the underlying loans not being sufficient to pay accrued interest to all of the CMBS interest holders. Interest shortfalls to the CMBS trust will occur when the servicer does not advance full interest payments on defaulted loans. The servicer in a CMBS trust is required to advance monthly principal and interest payments due on a delinquent loan. Once a loan is delinquent for a period of time (generally 60 days), the servicer is required to obtain a new appraisal to determine the value of the property securing the loan. The servicer is only required to advance interest based on the lesser of the loan amount or 90%, generally, of the appraised value. Interest shortfalls occur when 90%, generally, of the appraised value is less than the loan amount and the servicer does not advance interest on the full loan amount. The resulting interest shortfalls impact interest payments on the most junior class in the trust first. As interest shortfalls increase, more senior classes may be impacted. Over time, senior classes may be reimbursed for accumulated shortfalls if the delinquent loans are resolved, but there is no guarantee that shortfalls will be collected. Interest shortfalls to the CMBS trust may also occur as a result of accumulated advances and expenses on defaulted loans. When a defaulted loan or foreclosed property is liquidated, the servicer will be reimbursed for accumulated advances and expenses prior to payments to CMBS bond holders. If proceeds are insufficient to reimburse the servicer or if a defaulted loan is modified and not foreclosed, the servicer is able to make a claim on interest payments that is senior to the bond holders to cover accumulated advances and expenses. If the claim is greater than interest collected on the loans, interest shortfalls could impact one or more bond classes in a CMBS trust until the servicer's claim is satisfied.

There are certain risks associated with the insolvency of obligations backing CMBS and other investments.

The real estate loans backing the CMBS and other investments may be subject to various laws enacted in the jurisdiction or state of the borrower for the protection of creditors. If an unpaid creditor files a lawsuit seeking payment, the court may invalidate all or part of the borrower's debt as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower in satisfaction of such indebtedness, based on certain tests for borrower insolvency and other facts and circumstances, which may vary by jurisdiction. There can be no assurance as to what standard a court would apply in order to determine whether the borrower was "insolvent" after giving effect to the incurrence of the indebtedness constituting the mortgage backing the CMBS and other investments, or that regardless of the method of valuation, a court would not determine that the borrower was "insolvent" after giving effect to such incurrence. In addition, in the event of the insolvency of a borrower, payments made on such mortgage loans could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year and one day) before insolvency.

We will face risks related to our investments in CRE CLOs.

We currently invest in CRE CLOs and may continue to make new investments in CRE CLOs. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge a management fee and administrative expenses. For CLOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the "equity" tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class.

Normally, CLOs are privately offered and sold, and thus are not registered under the securities laws. As a result, certain investments in CLOs may be characterized as illiquid securities and volatility in CLO trading markets may cause the value of these investments to decline. Moreover, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, we may incur significant losses. Also, with respect to the CRE CLOs in which we may invest, control over the related underlying loans will be exercised through a special servicer or collateral manager designated by a "directing certificate holder" or a "controlling class representative," or otherwise pursuant to the related securitization documents. We may acquire classes of CRE CLOs for which we may not have the right to appoint the directing certificate holder or otherwise direct the special servicing or collateral management. With respect to the management and servicing of those loans, the related special servicer or collateral manager may take actions that could adversely affect our interests. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CLOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that we may invest in CRE CLOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

We will face "spread widening" risk related to our investment in securities.

For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the market spreads of the securities in which we invest may increase substantially causing the securities prices to fall. It may not be possible to predict, or to hedge against, such "spread widening" risk. The perceived discount in pricing described under "— Some of our securities investments may become distressed, which securities would have a high risk of default and may be illiquid." may still not reflect the true value of the real estate assets underlying such real estate debt in which we may invest, and therefore further deterioration in value with respect thereto may occur following our investment therein. In addition, mark-to-market accounting of our investments will have an interim effect on the reported value prior to realization of an investment.

Absent our ability to rely upon available guidance from the CFTC that we are not a commodity pool, we, our board of directors or the Advisor, would be subject to additional regulation and required to comply with applicable CFTC disclosure, reporting, and record-keeping requirements.

Registration with the U.S. Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" or any change in our operations (including, without limitation, any change that causes us to be subject to certain specified covered statutory disqualifications) necessary to maintain our ability to rely upon CFTC Letter No. 12-13 or other exclusion from the definition of, or exemption from the requirement to register as, a "commodity pool operator" with the CFTC could adversely affect our ability to implement our investment program, conduct our operations or achieve our objectives and subject us to certain additional costs, expenses and administrative burdens. Furthermore, any determination by us to cease or to limit trading in interests that may be treated as "commodity interests" in order to comply with the regulations of the CFTC may have an adverse effect on our ability to implement our investment objectives and to hedge risks associated with our operations.

We may make investments in non-U.S. dollar denominated securities, which will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets, as well as potential trade wars.

Some of our real estate-related securities investments may be denominated in foreign currencies, and therefore, we expect to have currency risk exposure to any such foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. To the extent that we invest in non-U.S. dollar denominated securities, in addition to risks inherent in the investment in securities generally discussed in this Annual Report on Form 10-K, we will also be subject to risks associated with the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, difficulties in managing international operations, currency exchange controls, potentially adverse tax consequences, additional accounting and control expenses, the administrative burden of complying with a wide variety of foreign laws and the economic uncertainty that may be cause by the President's imposition of tariffs on such countries and any retaliatory measure taken by such countries.

Investments in real estate-related debt securities are subject to risks including various creditor risks and early redemption features which may materially adversely affect our results of operations and financial condition.

The debt securities and other interests in which we may invest may include secured or unsecured debt at various levels of an issuer's capital structure. The debt securities in which we may invest may not be protected by financial covenants or limitations upon additional indebtedness, may be illiquid or have limited liquidity, and may not be rated by a credit rating agency. Debt securities are also subject to other creditor risks, including (i) the possible invalidation of an investment transaction as a "fraudulent conveyance" under relevant creditors' rights laws, (ii) so-called lender liability claims by the issuer of the obligation and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Our investments may be subject to early redemption features, refinancing options, prepayment options or similar provisions which, in each case, could result in the issuer repaying the principal on an obligation held by us earlier than expected, resulting in a lower return to us than anticipated or reinvesting in a new obligation at a lower return to us.

RISKS ASSOCIATED WITH DEBT FINANCING

We incur mortgage indebtedness and other borrowings, which may increase our business risks, and could hinder our ability to make distributions to our stockholders.

We have financed and may continue to finance a portion of the purchase price of certain of our investments by borrowing funds. As of December 31, 2024, our leverage ratio is approximately 41.2% and is calculated as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). Our current leverage target is between 40-60%. Although we will generally work to maintain our targeted leverage ratio, there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Our board of directors may from time to time modify our borrowing policy in light of then-current economic conditions, the relative costs of debt and equity capital, the fair values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

Under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of the value of our net assets unless approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report along with justification for the excess. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation or other non-cash reserves, less total liabilities. Generally speaking, the preceding calculation is expected to approximate 75% of the aggregate cost of our real properties and debt-related investments before non-cash reserves and depreciation. In addition, we have incurred and may continue to incur mortgage debt secured by some or all of our real properties to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. Furthermore, we may borrow funds if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for U.S. federal income tax purposes.

High debt levels would generally cause us to incur higher interest charges, and could result in higher debt service payments and could be accompanied by restrictive covenants. If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on that property, then the amount available for distributions to our stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure action. In that case, we could lose the property securing the loan that is in default or be forced to sell the property at an inopportune time, thus reducing the value of our investments. For tax purposes, a foreclosure on any of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. We and the Operating Partnership have historically given certain full, partial or limited guarantees, and may continue to give full, partial or limited guarantees in the future, to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guarantee on behalf of an entity that owns one of our properties, we are responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgage contains cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our NAV, liquidity and ability to pay cash distributions to our stockholders may be adversely affected.

Increases in interest rates could increase the amount of our debt service payments and therefore adversely impact our operating results.

As of December 31, 2024, our variable rate debt represented approximately 58.4% of our total debt. To the extent we do not have derivative instruments to hedge exposure to changes in interest rates and/or do not have fixed rate debt, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to make distributions to our stockholders. In addition, from time to time we may finance or refinance our investments, or obtain new interest rate hedges in a rising interest rate environment. Accordingly, increases in interest rates could increase our interest and/or hedging expense, which could have an adverse effect on our cash flow from operating activities and our ability to make distributions. In addition, if rising interest rates cause us to need additional capital to repay indebtedness in accordance with its terms or otherwise, we may need to liquidate one or more of our investments at times that may not permit realization of the maximum return on these investments.

Our derivative instruments used to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on our investments.

We utilize derivative instruments to hedge exposure to changes in interest rates on certain of our loans secured by our real properties, but no hedging strategy can protect us completely. We may use derivative instruments, such as forward starting swaps, to hedge interest rate risks associated with debt incurrences that we anticipate may occur. However, if we fail to accurately forecast such debt incurrences we will be subject to interest rate risk without successfully hedging the underlying transaction. Furthermore, the use of derivative instruments may cause us to forgo the benefits of otherwise favorable fluctuations in interest rates, since derivative instruments may prevent us from realizing the full benefits of lower borrowing costs in an environment of declining interest rates.

In addition, derivative instruments may not mitigate all of the risk associated with fluctuations in borrowing costs. Derivative instruments are generally used to hedge fluctuations in benchmark interest rates, such as U.S. treasury security-based interest rates. However, there are other components of borrowing costs that may comprise the "spread" that lenders apply to the benchmark interest rates. The "spread" that lenders apply to benchmark interest rates when making loans may fluctuate from time to time. Fluctuations in the "spread" may be attributable to volatility in the credit markets or borrower-specific credit risk. When we enter into derivative instruments in anticipation of certain debt incurrences, such derivative instruments do not mitigate the risks of fluctuations in "spread" which could exacerbate the risks described above.

We cannot assure our stockholders that our hedging strategy and the derivatives that we use will adequately offset all of our risk related to interest rate volatility or that our hedging of these risks will not result in losses. These derivative instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% gross income test or the 95% gross income test. See "Note 6 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional discussion regarding our derivative instruments and the related impact on our results of operations.

We assume the credit risk of our counterparties with respect to derivative transactions.

We may enter into derivative contracts for risk management purposes to hedge our exposure to cash flow variability caused by changing interest rates on our future variable rate real estate loans receivable and variable rate notes payable. These derivative contracts generally are entered into with bank counterparties and are not traded on an organized exchange or guaranteed by a central clearing organization. We would therefore assume the credit risk that our counterparties will fail to make periodic payments when due under these contracts or become insolvent. If a counterparty fails to make a required payment, becomes the subject of a bankruptcy case, or otherwise defaults under the applicable contract, we would have the right to terminate all outstanding derivative transactions with that counterparty and settle them based on their net market value or replacement cost. In such an event, we may be required to make a termination payment to the counterparty, or we may have the right to collect a termination payment from such counterparty. We assume the credit risk that the counterparty will not be able to make any termination payment owing to us. We may not receive any collateral from a counterparty, or we may receive collateral that is insufficient to satisfy the counterparty's obligation to make a termination payment. Default by a counterparty may result in the loss of unrealized profits and may force us to enter into a replacement transaction at the then current market price.

We assume the risk that our derivative counterparty may terminate transactions early.

If we fail to make a required payment or otherwise default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost. In certain circumstances, the counterparty may have the right to terminate derivative transactions early even if we are not defaulting. If our derivative transactions are terminated early, it may not be possible for us to replace those transactions with another counterparty, on as favorable terms or at all.

We may be required to collateralize our derivative transactions.

We may be required to secure our obligations to our counterparties under our derivative contracts by pledging collateral to our counterparties. That collateral may be in the form of cash, securities or other assets. If we default under a derivative contract with a counterparty, or if a counterparty otherwise terminates one or more derivative contracts early, that counterparty may apply such collateral toward our obligation to make a termination payment to the counterparty. If we have pledged securities or other assets, the counterparty may liquidate those assets in order to satisfy our obligations. If we are required to post cash or securities as collateral, such cash or securities will not be available for use in our business. Cash or securities pledged to counterparties may be repledged by counterparties and may not be held in segregated accounts. Therefore, in the event of a counterparty insolvency, we may not be entitled to recover some or all collateral pledged to that counterparty, which could result in losses and have an adverse effect on our operations.

We may default on our derivative obligations if we default on the indebtedness underlying such obligations.

We have agreements with certain of our derivative counterparties that contain a provision where we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness. We also have agreements with certain other derivative counterparties that contain a provision whereby if we default on any of our indebtedness held by the Operating Partnership, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations. If we are declared in default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost.

We have entered into loan agreements that contain restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender typically imposes restrictions on us that may affect our distribution and operating policies and our ability to incur additional debt. Our loan agreements include restrictions, covenants, customary market carve-outs and/or guarantees by us. Certain financial covenants include tests of our general liquidity and debt servicing capability as well as certain collateral specific performance and valuation ratios. In addition, our loan agreements may contain covenants that limit our ability to further leverage the property, discontinue insurance coverage or replace the Advisor as our advisor. Further, our loan agreements may limit our ability to replace our property managers or terminate certain operating or lease agreements related to the property. These or other limitations may adversely affect our flexibility and our ability to achieve our investment objectives and make distributions to our stockholders. There can be no assurance that we will be able to comply with these covenants in the future, or that if we violate a covenant the lender would be willing to provide a waiver of such covenant. Violation of these covenants could result in the acceleration of maturities under the default provisions of our loan agreements. As of December 31, 2024, we were in compliance with our financial covenants.

We assume the risk that our credit facility lenders may not honor their commitments to us.

We may enter into credit facility arrangements with lenders pursuant to which, subject to certain conditions, they commit to lend us money, provide us with letters of credit or provide other financial services to us. If we fail to comply with the covenants in such arrangements, the lenders could declare us in default, accelerate the maturities of our borrowings and refuse to make loans or provide other financial services to us. Or, if a lender becomes unable or unwilling to honor its commitments to us, we may not receive the loans and other financial services for which we negotiated. In such a situation, a replacement lender may be difficult or impossible to find quickly or at all. If we are unable to receive loans and other financial services, our liquidity and business could be negatively impacted.

We have entered into, and may continue to enter into, financing arrangements involving balloon payment obligations, which may adversely affect our ability to refinance or sell properties on favorable terms, and to make distributions to our stockholders.

Most of our current financing arrangements require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity will be uncertain and may depend upon our ability to obtain additional financing or our ability to sell a particular property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or to sell a particular property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to our stockholders and the projected time of disposition of our assets. In an environment of increasing interest rates, if we place debt on properties or obtain corporate debt, we run the risk of being unable to refinance such debt if interest rates are higher at the time a balloon payment is due. In addition, payments of principal and interest made to service our debts, including balloon payments, may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

Risks related to variable-rate indebtedness could increase the amount of our debt payments and therefore negatively impact our operating results.

Our debt may be subject to the fluctuation of market interest rates such as Term Secured Overnight Financing Rate ("Term SOFR"), Sterling Overnight Index Average Reference Rate ("SONIA"), Prime rate and other benchmark rates. Should such interest rates increase, our variable rate debt service payments may also increase, reducing cash available for distributions. Furthermore, if we need to refinance existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times given the property may not support the same level of loan proceeds, which may not permit realization of the maximum return on such investments. Additionally, as it relates to any real estate assets that we may own, an increase in interest rates may negatively impact activity in the consumer market and reduce consumer purchases, which could adversely affect us.

If we were to use repurchase agreements to finance our securities investments, we may be exposed to risks that could result in losses.

We or the joint ventures in which we invest may use repurchase agreements as a form of leverage to finance our securities and loan investments, and the proceeds from repurchase agreements generally are invested in additional securities. There is a risk that the market value of the securities acquired from the proceeds received in connection with a repurchase agreement may decline below the price of the securities underlying the repurchase agreement that we have sold but remain obligated to repurchase. Repurchase agreements also involve the risk that the counterparty liquidates the securities we delivered to it under the repurchase agreements following the occurrence of an event of default under the applicable repurchase agreement by us. In addition, there is a risk that the market value of the securities we retain may decline. If the buyer of securities under a repurchase agreement were to file for bankruptcy or experience insolvency, we may be adversely affected. Furthermore, lenders may require us to provide additional margin in the form of cash, securities or other forms of collateral under the terms of the contract, and if we fail to resolve such margin calls when due, the lenders may exercise remedies, including taking ownership of the assets securing the applicable obligations. Also, in entering into repurchase agreements, we bear the risk of loss to the extent that the proceeds of the repurchase agreement are less than the value of the underlying securities. In addition, the interest costs associated with repurchase agreement transactions may adversely affect our results of operations and financial condition, and, in some cases, we may be worse off than if we had not used such instruments.

RISKS RELATED TO OUR TAXATION AS A REIT

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because distributions to stockholders would no longer be deductible in computing our taxable income, resulting in additional tax liability. In addition, we would no longer be required to make distributions. To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. In addition, although we intend to operate in a manner as to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to determine that it is no longer in our best interest to continue to be qualified as a REIT and recommend that we revoke our REIT election.

Failure of the Operating Partnership to be taxable as a partnership could cause us to fail to qualify as a REIT and we could suffer other adverse tax consequences.

We believe that the Operating Partnership will continue to be treated for U.S. federal income tax purposes as a partnership and not as an association or as a publicly traded partnership taxable as a corporation. If the Internal Revenue Service ("IRS") were successfully to determine that the Operating Partnership was properly treated as a corporation, the Operating Partnership would be required to pay U.S. federal income tax at corporate rates on its net income, its partners would be treated as stockholders of the Operating Partnership and distributions to partners would constitute distributions that would not be deductible in computing the Operating Partnership's taxable income. In addition, if the Operating Partnership were treated as a corporation, we could fail to qualify as a REIT, with the resulting consequences described above.

To continue to qualify as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations.

To maintain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. We are subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income and (iii) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds or sell assets to fund these distributions. Additionally, it is possible that we might not always be able to make distributions sufficient to meet the annual distribution requirements required to maintain our REIT status, avoid corporate tax on undistributed income and/or avoid the 4% excise tax.

From time to time, we may generate taxable income greater than cash flow due to differences in timing between the recognition of taxable income and the actual receipt of cash. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We may purchase real properties and lease them back to the sellers of such properties. If we were to attempt to structure a sale-leaseback transaction such that the lease would be characterized as a "true lease" that would allow us to be treated as the owner of the property for U.S. federal income tax purposes, we cannot assure our stockholders that the IRS will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification "asset tests," "income tests," or the "distribution requirement" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirement for a taxable year in the event we cannot make a sufficient deficiency distribution.

Contributions of properties to a Subsidiary REIT or TRS could result in our recognizing additional taxable income.

We may choose to transfer certain properties held by the Operating Partnership to a Subsidiary REIT or TRS. Such transfer would generally be structured to be in a manner to qualify as a tax-free contribution under Section 351 of the Code and would allow such properties to be sold at a later date without triggering the recognition of "built-in gain" by the original contributor of such properties to the Operating Partnership. Upon such transfer, the Subsidiary REIT or TRS, and not the Operating Partnership, would be entitled to claim any depreciation deductions relating to the transferred property. This could result in a higher amount of taxable income being allocated to us under the Operating Partnership Agreement than would be allocated in the absence of such transfer to the Subsidiary REIT or TRS.

Our stockholders may have current tax liability on distributions if our stockholders elect to reinvest in shares of our common stock.

Even if our stockholders participate in our DRIP, our stockholders will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, our stockholders that are not tax-exempt entities may have to use funds from other sources to pay their tax liability on the value of the common stock received.

Distributions payable by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.

The current maximum U.S. federal income tax rate for distributions payable by corporations to domestic stockholders that are individuals, trusts or estates is 20%. Distributions payable by REITs, however, generally are taxed at the ordinary income tax rate applicable to the individual recipient, rather than the maximum 20% income tax rate, subject to certain applicable deductions and holding periods. Under current law, however, individuals may be able to deduct 20% of income received as ordinary REIT dividends until 2026, thus reducing the maximum effective U.S. federal income tax rate on such dividend to 29.6%. The more favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions, which could adversely affect the value of the stock of REITs, including our common stock.

If we were considered to have actually or constructively paid a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected.

For taxable years ending on or before December 31, 2014, in order for distributions to be counted as satisfying the annual distribution requirement for REITs, and to provide us with a REIT-level tax deduction, the distributions must not have been "preferential dividends." A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of shares as set forth in our organizational documents. For the taxable year that began on January 1, 2015 and all subsequent taxable years, so long as we continue to be a "publicly offered REIT" (i.e., a REIT which is required to file annual and periodic reports with the SEC under the Exchange Act), the preferential dividend rule will not apply to us.

In certain circumstances, we may be subject to U.S federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

We may be subject to taxes on our income or property even if we qualify as a REIT for U.S. federal income tax purposes, including those described below:

- In order to qualify as a REIT, we are required to distribute annually at least 90% of our REIT taxable income (determined without regard to the dividends-paid deduction or net capital gain) to our stockholders. If we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (and any net capital gain), we will be subject to corporate income tax on the undistributed income.

- We will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions we make to our stockholders in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years.

- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be required to pay a tax on that income at the highest corporate income tax rate.

- Any gain we recognize on the sale of a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, could be subject to the 100% "prohibited transaction" tax unless the sale qualified for a statutory safe harbor that requires, among other things, a two-year holding period for the production of income.

Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the tax status of such entities.

We may invest in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation, may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity's ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT because we may then own more than 10% of the securities of an issuer that was neither a REIT, a qualified REIT subsidiary nor a TRS.

If any Subsidiary REIT failed to qualify as a REIT, we could fail to remain qualified as a REIT.

We own and may acquire direct or indirect interests in one or more Subsidiary REITs. A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT's failure to qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourself of certain relief provisions.

Our board of directors is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.

Our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is not in our best interest to qualify as a REIT. In this event, we would become subject to U.S. federal income tax at regular corporate income tax rates on our taxable income and we would no longer be required to distribute most of our net income to our stockholders, which may cause a reduction in the total return to our stockholders.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our common stock are predominately held by qualified employee pension trusts, we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;

- part of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the common stock; and

- part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code may be treated as unrelated business taxable income.

The stock ownership limit imposed by the Code for REITs and our charter may restrict our business combination opportunities and stockholders may be restricted from acquiring or transferring certain amounts of our capital stock.

To maintain our status as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first year in which we qualify as a REIT. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless an exemption is granted by our board of directors, no person (as defined to include entities) may own more than 9.8% in value of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our common stock following the completion of our securities offerings. In addition, our charter will generally prohibit beneficial or constructive ownership of shares of our capital stock by any person who owns, actually or constructively, an interest in any of our customers that would cause us to own, actually or constructively, more than a 9.9% interest in any of our customers. Our board of directors may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine. These ownership limitations in our charter are common in REIT charters and are intended, among other purposes, to assist us in complying with the tax law requirements and to minimize administrative burdens. However, these ownership limits might also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of syndicating and securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans that are held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to syndicate, dispose of or securitize loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level and may limit the structures we utilize for our securitization transactions, even though the sales or structures otherwise might be beneficial to us.

In addition, the Code provides a safe harbor that, if met, allows us to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, (i) we must have held the property for at least two years (and, in the case of property which consists of land or improvements not acquired through foreclosure, we must have held the property for two years for the production of rental income), (ii) we must not have made aggregate expenditures includible in the basis of the property during the two-year period preceding the date of sale that exceed 30% of the net selling price of the property, and (iii) during the taxable year the property is disposed of, we must not have made more than seven property sales or, alternatively, the aggregate adjusted basis or fair market value of all the properties sold by us during the taxable year must not exceed 10% of the aggregate adjusted basis or 10% of the fair market value, respectively, of all our assets as of the beginning of the taxable year (with the 10% thresholds increased to 20% in certain circumstances). If the seven-sale limitation in (iii) above is not satisfied, substantially all of the marketing and development expenditures with respect to the property must be made through an independent contractor from whom we do not derive or receive any income (or, in certain circumstances, by a TRS). We will endeavor to avoid engaging in prohibited transactions or we will attempt to comply with the safe harbor provisions. There is no assurance, however, that we will not engage in prohibited transactions.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. We cannot assure our stockholders that we will be able to comply with the 20% value limitation on ownership of TRS stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm's length transactions.

Recharacterization of transactions under the Operating Partnership's private placements could result in a 100% tax on income from prohibited transactions, which would diminish our cash distributions to our stockholders.

The IRS could recharacterize transactions under the Operating Partnership's private placements such that the Operating Partnership could be treated as the bona fide owner, for tax purposes, of properties acquired and resold by the entity established to facilitate the transaction. Such recharacterization could result in the income realized on these transactions by the Operating Partnership being treated as gain on the sale of property that is held as inventory or otherwise held primarily for the sale to customers in the ordinary course of business. In such event, such gain could constitute income from a prohibited transaction and might be subject to a 100% tax. If this occurs, our ability to pay cash distributions to our stockholders will be adversely affected.

Legislative or regulatory action could adversely affect investors.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in REITs. Although REITs generally receive more favorable tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. Our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders. You are urged to consult with your tax advisor regarding the effect of the potential future changes to the federal tax laws on an investment in our shares of common stock.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Certain foreign investors may be subject to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") on the sale of common shares if we are unable to qualify as a "domestically controlled qualified investment entity."

A foreign person (subject to certain exceptions) disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA, on the gain recognized on the disposition. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is a "domestically controlled qualified investment entity" (as defined in Section 897(h)(4)(B) of the Code). A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, 50% or more (based on the value of its shares) is held directly or indirectly by U.S. holders. Final Treasury regulations effective April 25, 2024 (the "Final Regulations") modify the existing prior tax guidance relating to the manner in which we determine whether we are a domestically controlled REIT. These regulations provide a look-through rule for our stockholders that are non-publicly traded partnerships, non-publicly traded REITs, non-publicly traded regulated investment companies, or domestic "C" corporations owned 50% or more directly or indirectly by foreign persons ("foreign-controlled domestic corporations") and treat "qualified foreign pension funds" and "international organizations" as foreign persons for this purpose. The look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will not apply to a REIT for a period of up to ten years if the REIT is able to satisfy certain requirements during that time, including not undergoing a significant change in its ownership and not acquiring a significant amount of new U.S. real property interests, in each case since April 24, 2024, the date the Final Regulations were issued. If a REIT fails to satisfy such requirements during the ten-year period, the look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will apply to such REIT beginning on the day immediately following the date of such failure. We cannot predict when we will commence being subject to such look-through rule in the Final Regulations and we may not be able to satisfy the applicable requirements for the duration of the ten-year period.

Prospective investors are urged to consult with their tax advisors regarding the application and impact of these rules. There can be no assurance that we are or will qualify as a domestically controlled REIT. If we were to fail to so qualify, gain realized by a foreign investor on a sale of our common stock would potentially be subject to FIRPTA unless our common stock was traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock. We do not, however, expect any of our shares to be regularly traded on an established securities market. Regardless of our status as a domestically controlled qualified investment entity, capital gain distributions attributable to a disposition of a U.S. real property interest will generally be subject to tax under FIRPTA in the hands of non-U.S. investors (unless an exception to FIRPTA applies to such investor).

Compliance with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, at the end of each calendar quarter, at least 75% of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the voting securities of any one issuer or more than 10% of the value of the outstanding securities of any one issuer unless we and such issuer jointly elect for such issuer to be treated as a "taxable REIT subsidiary" under the Code. Additionally, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our assets may be represented by securities of one or more taxable REIT subsidiaries (25% in certain taxable years beginning before December 31, 2017). If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. In order to satisfy these requirements, we may be forced to liquidate otherwise attractive investments.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The IRS has provided a safe harbor for mezzanine loans but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

INVESTMENT COMPANY RISKS

Avoiding registration as an investment company imposes limits on our operations, and failure to avoid registration reduces the value of the stockholders' investment.

We conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended, which we refer to as the "Investment Company Act." To do so, we will have to continue to monitor the value of our securities in comparison with the value of our other assets and make sure that the value of our securities does not exceed 40% of the value of all of our assets on an unconsolidated basis. As a result, we may be unable to sell assets we would otherwise want to sell and may be unable to purchase securities we would otherwise want to purchase.

If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;

- restrictions on specified investments;

- prohibitions on transactions with affiliates; and

- compliance with reporting, record keeping, voting proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Registration with the SEC as an investment company would be costly, would subject our company to a host of complex regulations and would divert the attention of management from the conduct of our business.

Further, if it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. Any such results would be likely to have a material adverse effect on us.

RETIREMENT PLAN RISKS

If the stockholders fail to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or the Code as a result of an investment in our stock, the stockholders could be subject to penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit-sharing, section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Code (such as an IRA) or any entity whose assets include such assets (each a "Benefit Plan") that are investing in our shares. If the stockholders are investing the assets of such a plan or account in our common stock, stockholders should satisfy themselves that:

- stockholder investment is consistent with their fiduciary and other obligations under ERISA and the Code;

- stockholder investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;

- stockholder investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;

- stockholder investment in our shares, for which no trading market may exist, is consistent with the liquidity needs of the plan or IRA;

- stockholder investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;

- stockholder will be able to comply with the requirements under ERISA and the Code to value the assets of the plan or IRA annually; and

- stockholder investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

With respect to the annual valuation requirements described above, we expect to provide an estimated value of our net assets per share annually to those fiduciaries (including IRA trustees and custodians) who request it. Although this estimate will be based upon determinations of the NAV of our shares in accordance with our valuation procedures, no assurance can be given that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Code. The Department of Labor or the IRS may determine that a plan fiduciary or a fiduciary acting for an IRA is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or a fiduciary acting for an IRA may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. Additionally, the investment transaction may have to be reversed. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our shares.

If our assets are deemed to be plan assets, the Advisor and we may be exposed to liabilities under Title I of ERISA and the Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the "look-through rule." Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because our classes of shares should already qualify as "publicly-offered securities" that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this "publicly-offered securities" exemption may not apply. If that is the case, and if the Advisor or we are exposed to liability under ERISA or the Code or we are required to alter our operations to comply with ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, stockholders should consult with their legal and other advisors concerning the impact of ERISA and the Code on stockholder investment and our performance.

We do not intend to provide investment advice to any potential investor for a fee. However, we, the Advisor, and our respective affiliates receive certain fees and other consideration disclosed herein in connection with an investment. If it were determined we provided a Benefit Plan investor with investment advice for a fee, or if our assets are not exempt from the look-through rules, it could give rise to a determination that we constitute an investment advice fiduciary under ERISA and/or that our fee arrangements or operations are in violation of ERISA or Section 4975 of the Code. Such a determination could give rise to claims that our fee arrangements constitute non-exempt prohibited transactions under ERISA or the Code and/or claims that we have breached a fiduciary duty to a Benefit Plan investor. Adverse determinations with respect to ERISA fiduciary status or non-exempt prohibited transactions could result in significant civil penalties and excise taxes.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Assessment, Identification and Management of Material Risks from Cybersecurity Threats

We rely on the cybersecurity strategy and policies implemented by Ares, the parent company of our Advisor. Ares' cybersecurity strategy prioritizes the detection and analysis of and response to known, anticipated or unexpected threats, effective management of security risks and resilience against cyber incidents. Ares' enterprise-wide cybersecurity program is aligned to the National Institute of Standards and Technology Cybersecurity Framework. Ares' cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, tools and related services, which include tools and services from third-party providers, and management oversight to assess, identify and manage risks from cybersecurity threats. Ares has implemented and continues to implement risk-based controls designed to prevent, detect and respond to information security threats and we rely on those controls to help us protect our information, our information systems, and the information of our investors, and other third parties who entrust us with their sensitive information.

Ares' cybersecurity program includes physical, administrative and technical safeguards, as well as plans and procedures designed to help Ares prevent and timely and effectively respond to cybersecurity threats and incidents, including threats or incidents that may impact us, our Advisor or Ares. Ares' cybersecurity risk management process seeks to monitor cybersecurity vulnerabilities and potential attack vectors, evaluate the potential operational and financial effects of any threat and mitigate such threats. The assessment of cybersecurity threats, including those which may impact us, our Advisor or Ares, is integrated into Ares' Enterprise Risk Management program, which is overseen by the Ares Enterprise Risk Committee (the "Ares ERC"), as discussed below. In addition, Ares periodically engages with third-party consultants and key vendors to assist it in assessing, enhancing, implementing, and monitoring its cybersecurity risk management programs and responding to incidents.

The Ares cybersecurity risk management and awareness programs include periodic identification and testing of vulnerabilities, regular phishing simulations and annual general cybersecurity awareness and data protection training, including for all of the employees of Ares. Ares' cybersecurity training programs also include annual certification requirements for employees of Ares with respect to certain policies supporting the cybersecurity program including the Information Security and Electronic Communications policy, Data Protection policy and Privacy Policy. Ares undertakes periodic internal security reviews of its information systems and related controls, including systems affecting personal data and the cybersecurity risks of Ares' and our critical third-party service providers and other partners. Ares also completes periodic external reviews of its cybersecurity program and practices, which include assessments of relevant data protection practices and targeted attack simulations.

In the event of a cybersecurity incident impacting us, our Advisor or Ares, Ares has developed an incident response plan that provides guidelines for responding to such an incident and facilitates coordination across multiple operational functions of Ares, including coordinating with the relevant members of our Advisor. The incident response plan includes notification to the applicable members of cybersecurity leadership, including Ares' Chief Information Security Officer ("CISO"), and, as appropriate, escalation to the full Ares ERC and/or an internal ad-hoc group of senior employees, tasked with helping to manage the cybersecurity incident. Depending on their nature, incidents may also be reported to the audit committee or full board of directors of Ares, as well as to the audit committee of our board of directors and to our full board of directors, if appropriate.

Material Impact of Risks from Cybersecurity Threats

In the last three fiscal years, we have not experienced a material information security breach incident that has materially affected our business strategy, results of operations or financial conditions. The expenses we have incurred from information security breach incidents have been immaterial, and we are not aware of any cybersecurity risks that are reasonably likely to materially affect our business. However, future incidents could have a material impact on our business strategy, results of operations, or financial condition. For additional discussion of the risks posed by cybersecurity threats, see "Item 1A. Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure—Security incidents or cyber-attacks could adversely affect our business by causing a disruption to our operations or the operations of the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with services essential to our operations…which could negatively impact our business, financial condition and operating results."

Oversight of Cybersecurity Risks

Our cybersecurity program is managed by Ares' dedicated internal cybersecurity team, which is responsible for enterprise-wide cybersecurity strategy, policies, standards, engineering, architecture and processes. The team is led by Ares' CISO, who has a Master's degree in Cybersecurity from Brown University and over 25 years of experience advising on and managing risks from cybersecurity threats as well as developing and implementing cybersecurity policies and procedures. The Ares CISO reports cybersecurity updates to the Ares ERC. The Ares ERC is a committee that governs and oversees the Ares Enterprise Risk Program, including cybersecurity. The Ares ERC includes members of Ares' senior executive management, including its CEO, Co-Presidents, CFO, General Counsel, Global Chief Compliance Officer and Head of Enterprise Risk, who acts as chairperson of the Ares ERC. The Ares ERC, through regular consultation with the Ares internal cybersecurity team and representatives from our Advisor, assesses, discusses, and prioritizes Ares' approach to high-level risks, mitigating controls, and ongoing cybersecurity efforts.

Our audit committee has primary responsibility for oversight and review of guidelines and policies with respect to risk assessment and risk management, including cybersecurity. Periodically, reports are provided to our audit committee as well as our full board of directors, as appropriate, on cybersecurity matters, primarily through presentations by the CISO and the Ares' Head of Enterprise Risk. Such reporting includes updates on Ares' cybersecurity program as it impacts us, the external threat environment, and Ares' programs to address and mitigate the risks associated with the evolving cybersecurity threat environment. These reports also include updates on our and Ares' preparedness, prevention, detection, responsiveness, and recovery with respect to cyber incidents.

ITEM 2.   PROPERTIES

As of December 31, 2024, our consolidated real property portfolio consisted of 124 properties, totaling approximately 24.6 million square feet located in 37 markets throughout the U.S. We also owned, either directly through our unconsolidated joint venture partnerships or indirectly through other entities owned by our unconsolidated joint venture partnerships, 161 credit lease properties, seven industrial properties, 13 data center investments and five debt-related investments as of December 31, 2024. Unless otherwise noted, these unconsolidated properties are excluded from the presentation of our portfolio data herein. Refer to "Note 3 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for detail relating to our 2024 acquisition and disposition activity and "Note 4 to the Consolidated Financial Statements" for detail relating to our unconsolidated joint venture partnerships. Unless otherwise indicated, the term "fair value" of our real estate investments as used herein refers to the fair value as determined pursuant to our valuation procedures.

As used herein, the term "commercial" refers to our industrial, retail and office properties or customers, as applicable.

Portfolio Overview. We currently group our real property portfolio into five categories: residential, industrial, retail, office and other. The following table summarizes our real property portfolio by category as of December 31, 2024:

($ and square feet in thousands, except for per square foot data)	Number of Markets (1)	Number of Real Properties	Rentable Square Feet	% of Total Rentable Square Feet	Average Effective Annual Base Rent per Square Foot (2)	% Leased	Aggregate Fair Value	% of Aggregate Fair Value
Residential properties	11	22	6,070	24.7 %	$ 28.84	92.3 %	$ 2,331,100	40.5 %
Industrial properties	31	69	14,219	57.7	6.99	97.7	2,102,900	36.5
Retail properties	8	18	2,292	9.3	20.15	96.7	694,900	12.1
Office properties	6	7	1,381	5.6	37.93	79.2	464,850	8.1
Other properties	4	8	669	2.7	19.85	82.6	164,300	2.8
Total real property portfolio	37	124	24,631	100.0 %	$ 15.23	94.8 %	$ 5,758,050	100.0 %

(1) Reflects the number of unique markets by category and in total. As such, the total number of markets does not equal the sum of the number of markets by category as certain categories are located in the same market.

(2) Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of December 31, 2024.

Market Diversification. The following table summarizes certain operating metrics of our real property portfolio by market and by category as of December 31, 2024:

($ and square feet in thousands)	Number of Properties	Investment in Real Estate Properties	% of Gross Investment Amount	Rentable Square Feet	% of Total Rentable Square Feet	% Leased (1)
Residential properties:						
Atlanta, GA	2	$ 178,668	3.2 %	567	2.3 %	90.5 %
Central Florida	3	436,989	7.8	958	3.9	91.4
Charlotte, NC	2	168,466	3.0	487	2.0	88.6
Dallas, TX	4	360,795	6.5	1,124	4.6	93.6
D.C. / Baltimore	1	96,673	1.7	288	1.2	95.0
Denver, CO	1	80,971	1.5	201	0.8	94.6
Pennsylvania	1	93,277	1.7	235	1.0	93.7
San Antonio, TX	2	151,589	2.7	592	2.4	90.3
Seattle, WA	1	123,378	2.2	208	0.8	90.4
South Florida	4	464,938	8.4	1,202	4.9	93.3
Tucson, AZ	1	125,695	2.3	208	0.8	98.7
Total residential properties (6,734 units)	22	2,281,439	41.0	6,070	24.7	92.3
Industrial properties:						
Atlanta, GA	1	66,470	1.2	798	3.2	100.0
Bay Area, CA	3	168,269	3.0	614	2.5	92.0
Central Florida	6	243,386	4.4	1,413	5.7	92.9
Charlotte, NC	1	22,625	0.4	208	0.8	100.0
Chicago, IL	1	9,480	0.2	110	0.4	100.0
Cincinnati, OH	2	34,039	0.6	395	1.6	100.0
Cleveland, OH	1	7,569	0.1	98	0.4	100.0
Columbus, OH	4	95,291	1.7	1,006	4.1	100.0
Dallas, TX	1	19,764	0.4	230	0.9	100.0
D.C. / Baltimore	2	17,250	0.3	75	0.3	100.0
Denver, CO	2	59,130	1.1	365	1.5	100.0
Grand Rapids, MI	1	7,009	0.1	189	0.8	100.0
Greater Boston	1	56,844	1.0	234	1.0	100.0
Houston, TX	5	138,610	2.5	1,210	4.9	93.5
Indianapolis, IN	7	135,257	2.4	1,591	6.5	100.0
Las Vegas, NV	2	33,790	0.6	276	1.1	100.0
Louisville, KY	1	19,393	0.4	235	1.0	100.0
Metro New York	2	29,798	0.5	172	0.7	100.0
Minneapolis / St. Paul, MN	1	6,193	0.1	108	0.4	100.0
New Jersey	4	68,459	1.2	571	2.3	100.0
Oklahoma City, OK	1	6,862	0.1	81	0.3	100.0
Pennsylvania	3	94,970	1.7	564	2.3	81.9
Phoenix, AZ	3	65,846	1.2	337	1.4	100.0
Portland, OR	1	15,723	0.3	123	0.5	100.0
Reno, NV	1	68,883	1.3	723	2.9	100.0
Richmond, VA	3	74,110	1.3	618	2.5	100.0
Salt Lake City, UT	2	144,067	2.6	916	3.7	100.0
San Antonio, TX	3	50,141	0.9	538	2.2	100.0
San Diego, CA	1	26,452	0.5	136	0.6	100.0
South Florida	1	14,197	0.3	76	0.3	100.0
Southern California	2	68,577	1.2	209	0.9	100.0
Total industrial properties	69	1,868,454	33.6	14,219	57.7	97.7

($ and square feet in thousands)	Number of Properties	Investment in Real Estate Properties	% of Gross Investment Amount	Rentable Square Feet	% of Total Rentable Square Feet	% Leased (1)
Retail properties:						
Atlanta, GA	1	58,304	1.0	328	1.4	99.4
Birmingham, AL	1	45,450	0.8	193	0.8	94.9
D.C. / Baltimore	1	40,926	0.7	131	0.5	100.0
Greater Boston	10	266,945	4.8	982	4.0	96.0
New Jersey	1	67,069	1.2	226	0.9	95.5
Raleigh, NC	1	45,267	0.8	125	0.5	96.1
South Florida	2	114,956	2.1	206	0.8	96.9
Tulsa, OK	1	36,110	0.7	101	0.4	97.7
Total retail properties	18	675,027	12.1	2,292	9.3	96.7
Office properties:						
Austin, TX	1	84,789	1.5	272	1.1	78.2
Dallas, TX	1	52,723	0.9	161	0.7	93.0
D.C. / Baltimore	1	92,300	1.7	128	0.5	72.8
Metro New York	1	269,524	4.8	597	2.4	75.8
Minneapolis / St. Paul, MN	1	38,202	0.7	100	0.4	62.6
New Jersey	2	47,404	0.9	123	0.5	100.0
Total office properties	7	584,942	10.5	1,381	5.6	79.2
Other properties:						
Central Florida	2	22,547	0.4	127	0.5	84.0
New Jersey	1	23,941	0.4	90	0.3	76.6
Pennsylvania	3	63,067	1.2	291	1.2	83.8
South Florida	2	44,030	0.8	161	0.7	82.7
Total other properties	8	153,585	2.8	669	2.7	82.6
Total real property portfolio	124	$ 5,563,447	100.0 %	24,631	100.0 %	94.8 %

(1) Percentage leased is based on executed leases as of December 31, 2024.

Lease Terms. Commercial lease terms typically range from one to 10 years, and often include renewal options. Substantially all of our commercial properties are subject to leases on a "triple net basis" in which customers pay their proportionate share of real estate taxes, insurance, common area maintenance, and certain other operating costs. Most of our commercial leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person. The majority of our residential and self-storage leases expire within 12 months.

Lease Expirations. As of December 31, 2024, the weighted-average remaining term of our total leased commercial portfolio was approximately 4.4 years based on annualized base rent and 3.9 years based on leased square footage, excluding renewal options. The following table summarizes the lease expirations at our commercial properties for leases in place as of December 31, 2024, without giving effect to the exercise of renewal options or termination rights, if any. The table excludes our residential and self-storage properties as substantially all leases at such properties expire within 12 months.

($ and square feet in thousands)	Number of Commercial Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent (1)	Leased Square Feet	% of Total Leased Square Feet
2025 (2)	52	$ 17,477	9.5 %	1,494	8.7 %
2026	76	21,719	11.8	2,488	14.4
2027	72	25,690	14.0	2,839	16.5
2028	87	28,396	15.4	2,898	16.8
2029	75	29,684	16.2	3,321	19.3
2030	42	15,317	8.3	903	5.2
2031	29	9,220	5.0	1,097	6.4
2032	27	13,554	7.4	1,035	6.0
2033	26	7,661	4.2	406	2.4
2034	23	5,956	3.2	353	2.1
Thereafter	26	9,230	5.0	385	2.2
Total leased	535	$ 183,904	100.0 %	17,219	100.0 %

(1) Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2024, multiplied by 12.
(2) Includes three leases totaling approximately 11,000 square feet that expired on December 31, 2024.

Customer Diversification. We believe that the customer base that occupies our real property portfolio is generally stable and well-diversified. As of December 31, 2024, there were no customers that represented more than 10.0% of total annualized base rent or more than 10.0% of total leased square feet. The following table reflects our 10 largest customers, based on annualized base rent, as of December 31, 2024:

($ and square feet in thousands)	Number of Locations (1)	Annualized Base Rent (2)	% of Total Annualized Base Rent (2)	Leased Square Feet	% of Total Leased Square Feet
S.P. Richards Company	10	$ 9,481	2.7 %	1,331	5.7 %
Stop & Shop	7	8,034	2.2	449	1.9
Amazon.com / Whole Foods	5	5,500	1.5	604	2.6
Mizuho Bank Ltd.	1	4,570	1.3	107	0.5
FedEx	2	4,493	1.3	999	4.3
Harvest Right	1	2,952	0.8	340	1.5
Apple, Inc.	1	2,757	0.8	94	0.4
Best Buy Stores	2	2,422	0.7	153	0.6
Mattress Firm, Inc.	6	2,349	0.7	190	0.8
Financial Industry Regulatory Authority, Inc.	1	2,200	0.6	49	0.2
Total	36	$ 44,758	12.6 %	4,316	18.5 %

(1) Reflects the number of properties for which the customer has at least one lease in-place.
(2) Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2024, multiplied by 12.

The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective commercial customers based on financial, operating and business plan information that such prospective customers provide to us, as well as other market, industry and economic information that is generally publicly available. As a result of this assessment, we may require that the customers enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Customer creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs. We evaluate creditworthiness of our residential customers based on standard market practice, which includes credit checks.

Industry Diversification. We intend to maintain a well-diversified mix of customers to limit our exposure to any single customer or industry. Our diversified investment strategy inherently provides for customer diversity, and we continue to monitor our exposure relative to our larger customer industry sectors. The following table reflects the 10 largest industry concentrations within our portfolio, based on annualized base rent, as of December 31, 2024 and assumes that our residential and self-storage investments are not concentrated within any specific industry:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent	Leased Square Feet	% of Total Leased Square Feet
Storage / Warehousing	25	$ 20,148	5.7 %	2,956	12.7 %
Professional Services	52	16,029	4.5	669	2.9
Financial	26	14,731	4.1	338	1.4
Supermarket	17	14,245	4.0	843	3.6
Food & Beverage	83	12,809	3.6	784	3.3
Transportation / Logistics	13	7,652	2.2	1,243	5.3
Healthcare Services	40	7,627	2.1	255	1.1
Apparel / Clothing	18	6,657	1.9	786	3.4
Manufacturing	13	6,280	1.8	1,036	4.4
Post & Courier Services	8	6,151	1.7	1,167	5.0
Total	295	$ 112,329	31.6 %	10,077	43.1 %

(1) Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2024, multiplied by 12.

DST Program and DST Program Loans. Our DST Program raises capital through private placement offerings by selling DST Interests in specific DSTs holding real properties. The following table presents our DST Program activity for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	For the Year Ended December 31,		
	2024	2023	2022
DST Interests sold	$ 797,022	$ 479,155	$ 758,995
DST Interests financed by DST Program Loans	63,332	51,360	51,496
Income earned from DST Program Loans (1)	6,793	5,155	3,420
Unrealized loss on DST Program Loans	(17)	—	—
Unrealized (loss) gain on financing obligations	(2,034)	932	—
Gain on extinguishment of financing obligations (2)	41,050	—	—
(Decrease) increase in financing obligation liability appreciation (3)	(69)	(459)	31,737
Rent obligation incurred under master lease agreements (3)	62,549	57,916	47,021

(1) Included in other income and expenses on the consolidated statements of operations.
(2) Included in gain (loss) on extinguishment of debt and financing obligations, net on the consolidated statements of operations and recorded upon extinguishment of our financing obligations in accordance with our Umbrella Partnership Real Estate Investment Trust ("UPREIT") structure.
(3) Included in interest expense on the consolidated statements of operations.

During the years ended December 31, 2024, 2023 and 2022, 83.6 million OP Units, 27.3 million OP Units and 28.8 million OP Units, respectively, were issued in exchange for DST Interests for a net investment of $639.1 million, $228.3 million and $252.6 million, respectively, in accordance with our UPREIT structure. In addition, we paid $3.9 million in cash in exchange for DST Interests during the year ended December 31, 2024. There was no cash paid in exchange for DST Interests during the years ended December 31, 2023 or 2022. As of December 31, 2024 and 2023, our DST Program Loans had a combined carrying value $120.9 million and $117.0 million, respectively. Refer to "Note 7 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional detail regarding the DST Program.

Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. As of December 31, 2024, we had approximately $2.7 billion of consolidated indebtedness with a weighted-average interest rate of 5.01%, which includes the effects of the interest rate swap and cap agreements. The weighted-average remaining term of our consolidated debt as of December 31, 2024 was 2.1 years, excluding the impact of certain extension options. The total gross book value of properties encumbered by our consolidated debt as of December 31, 2024 was approximately $2.31 billion. See "Note 6 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" and Item 15, "Schedule III—Real Estate and Accumulated Depreciation" for additional information.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we, our executive officers, directors and our Advisor, and its affiliates and/or any of their respective principals and employees are subject to legal proceedings, including those arising from our investments, and we and our Advisor are also subject to extensive regulation, which, from time to time, results in requests for information from us or our Advisor or legal or regulatory proceedings or investigations against us or our Advisor, respectively. We incur significant costs and expenses in connection with any such proceedings, information requests, and investigations.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

There is no public trading market for shares of our common stock and we do not have an obligation nor plans to apply for listing on any public trading market. The prices at which our shares of common stock are sold pursuant to our securities offerings, or redeemed pursuant to our share redemption program, are based on the monthly NAV per share, which is determined in accordance with our valuation procedures, as described further below. On a limited basis, our stockholders may be able to have their shares redeemed through our share redemption program. Therefore, there is a risk that a stockholder may not be able to sell shares of our common stock at a time or price acceptable to the stockholder, or at all. Additionally, we may repurchase shares of our common stock pursuant to self-tender offers at a discount to NAV.

We commenced calculating a NAV on July 12, 2012. The following table presents the high and low NAV per share of each class of common stock reported for each quarter within the two most recent fiscal years. Each class of common stock has had the same NAV for each reported period.

Quarter		Low		High
2024				
First Quarter	$	7.6998	$	7.9943
Second Quarter	$	7.4911	$	7.6794
Third Quarter	$	7.4662	$	7.4965
Fourth Quarter	$	7.5083	$	7.5867
2023				
First Quarter	$	8.6328	$	8.7312
Second Quarter	$	8.3938	$	8.6056
Third Quarter	$	8.2246	$	8.3374
Fourth Quarter	$	8.0218	$	8.2077

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor ("Altus Group" or the "Independent Valuation Advisor") with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals and valuations for certain of our debt-related assets, reviewing annual third-party real property appraisals, reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by our Advisor, providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures. See Exhibit 99.2 of this Annual Report on Form 10-K for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Advisor.

Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from total equity or stockholders' equity on a GAAP basis. Most significantly, the valuation of our real assets, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Advisor. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Another example that will cause our NAV to differ from our GAAP total equity or stockholders' equity is the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP. The aggregate real property valuation of $5.76 billion compares to a GAAP basis of real properties (net of intangible lease liabilities and before accumulated amortization and depreciation) of $5.48 billion, representing a difference of approximately $279.5 million, or 5.1%.

As used below, "Fund Interests" means our outstanding shares of common stock, along with OP Units, which may be or were held directly or indirectly by the Advisor, Black Creek Diversified Property Advisors Group LLC (the "Former Sponsor"), members or affiliates of the Former Sponsor, and third parties, and "Aggregate Fund NAV" means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of December 31, 2024 and September 30, 2024:

	As of	
(in thousands)	December 31, 2024	September 30, 2024
Investments in residential properties	$ 2,331,100	$ 1,936,450
Investments in industrial properties	2,102,900	1,820,750
Investments in retail properties	694,900	685,650
Investments in office properties	464,850	462,500
Investments in other properties (1)	164,300	158,550
Total investment in real estate properties	5,758,050	5,063,900
Investments in real estate debt and securities	549,471	447,858
Investments in unconsolidated joint venture partnerships	235,413	272,168
DST Program Loans	120,651	124,711
Total investments	6,663,585	5,908,637
Cash and cash equivalents	19,554	21,020
Restricted cash	7,865	7,176
Other assets	71,071	64,232
Line of credit, term loans and mortgage notes	(2,723,502)	(2,176,697)
Financing obligations associated with our DST Program	(1,335,598)	(1,334,129)
Other liabilities	(105,577)	(117,860)
Accrued performance participation allocation	—	—
Accrued advisory fees	(3,646)	(3,474)
Noncontrolling interests in consolidated joint venture partnerships	(15,832)	(7,126)
Aggregate Fund NAV	$ 2,577,920	$ 2,361,779
Total Fund Interests outstanding	339,795	315,086

(1) Includes self-storage properties.

The following table sets forth the NAV per Fund Interest as of December 31, 2024:

(in thousands, except per Fund Interest data)	Total	Class T-R Shares	Class S-R Shares	Class D-R Shares	Class I-R Shares	Class E Shares	Class S-PR Shares	Class D-PR Shares	Class I-PR Shares	OP Units
Monthly NAV	$ 2,577,920	$ 204,633	$ 332,001	$ 46,352	$ 447,601	$ 327,668	$ 5,005	$ 100	$ 4,604	$ 1,209,956
Fund Interests outstanding	339,795	26,972	43,761	6,110	58,998	43,190	660	13	607	159,484
NAV Per Fund Interest	$ 7.5867	$ 7.5867	$ 7.5867	$ 7.5867	$ 7.5867	$ 7.5867	$ 7.5867	$ 7.5867	$ 7.5867	$ 7.5867

Under GAAP, we record liabilities for ongoing distribution fees that we estimate we may pay in future periods for the Fund Interests. As of December 31, 2024, we estimated approximately $69.9 million of ongoing distribution fees were potentially payable. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Financing obligations associated with our DST Program, as reflected in our NAV table above, represent outstanding proceeds raised from our private placements under the DST Program due to the fact that we have an option (which may or may not be exercised) to purchase the interests in the DSTs and thereby acquire the real property owned by the trusts. We may acquire these properties using OP Units, cash, or a combination of both. See "Note 7 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional details regarding our DST Program. We may use proceeds raised from our DST Program for the repayment of debt, acquisition of properties and other investments, distributions to our stockholders, payments under our debt obligations and master lease agreements related to properties in our DST Program, redemption payments, capital expenditures and other general corporate purposes. We pay our Advisor an annual, fixed component of our advisory fee of 1.10% of the consideration received for selling interests in DST Properties to third-party investors, net of upfront fees and expense reimbursements payable out of gross proceeds from the sale of such interests and DST Interests financed through DST Program Loans.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders' ability to redeem shares under our share redemption program and our ability to make exceptions to, modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of December 31, 2024, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Residential	Industrial	Retail	Office	Other	Weighted-Average Basis
Exit capitalization rate	5.3 %	5.8 %	6.4 %	7.2 %	5.6 %	5.8 %
Discount rate / internal rate of return	7.0 %	7.3 %	7.3 %	8.7 %	7.7 %	7.3 %
Average holding period (years)	10.0	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Residential	Industrial	Retail	Office	Other	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.1 %	3.0 %	2.4 %	2.5 %	2.9 %	2.9 %
	0.25% increase	(2.9)%	(2.8)%	(2.2)%	(2.3)%	(2.6)%	(2.7)%
Discount rate (weighted-average)	0.25% decrease	2.0 %	2.0 %	1.9 %	2.0 %	1.9 %	2.0 %
	0.25% increase	(1.9)%	(2.0)%	(1.8)%	(2.0)%	(1.9)%	(1.9)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages, corporate-level credit facilities and other secured and unsecured debt that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above- or below-market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above- or below-market. As of December 31, 2024, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition. We currently estimate the fair value of our debt (inclusive of associated interest rate hedges) that was intended to be held to maturity as of December 31, 2024 was $42.5 million lower than the carrying value used for purposes of calculating our NAV (as described above) for such debt in aggregate; meaning that if we used the fair value of our debt rather than the carrying value used for purposes of calculating our NAV (and treated the associated hedge as part of the same financial instrument), our NAV would have been higher by approximately $42.5 million, or $0.12 per share, not taking into account all of the other items that impact our monthly NAV, as of December 31, 2024.

Reconciliation of Stockholders' Equity and Noncontrolling Interests to NAV

The following table reconciles stockholders' equity and noncontrolling interests per our consolidated balance sheet to our NAV as of December 31, 2024:

(in thousands)	As of December 31, 2024
Total stockholders' equity	$ 745,824
Noncontrolling interests	660,147
Total equity under GAAP	1,405,971
Adjustments:	
Accrued distribution fee (1)	69,922
Redeemable noncontrolling interests (2)	9,381
Unrealized net appreciation (depreciation) on real estate and financial assets and liabilities (3)	331,644
Unrealized gain (loss) on investments in unconsolidated joint venture partnerships (4)	23,117
Accumulated depreciation and amortization (5)	793,232
Other adjustments (6)	(55,347)
Aggregate Fund NAV	$ 2,577,920

(1) Accrued distribution fee represents the accrual for the full cost of the distribution fee for Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares and Class D-PR shares and OP Units. Under GAAP, we accrued the full cost of the distribution fee payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum distribution fee) as an offering cost at the time we sold the Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares, Class D-PR shares and OP Units. Similarly, we accrued a liability for future distribution fees we expect will be paid based on our estimate of how long the Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares, Class D-PR shares and OP Units will be outstanding, also as an offering cost. For purposes of calculating the NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis when such fee is paid and do not deduct the liability for estimated future distribution fees that may become payable after the date as of which our NAV is calculated.

(2) Redeemable noncontrolling interests are related to our OP Units, and are included in our determination of NAV but not included in total equity under GAAP.

(3) Our investments in real estate and certain of our financial assets and liabilities, including our debt, certain of our financing obligations, certain of our DST Program Loans, and certain of our investments in real estate debt and securities, are presented at their carrying value in our consolidated financial statements. As such, any increases or decreases in the fair market value of our investments in real estate and certain of our financial assets and liabilities are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate, investments in real estate debt and securities, financing obligations, and DST Program Loans are recorded at fair value. Notwithstanding, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity are valued at par (i.e. at their respective outstanding balances).

(4) Certain of our investments in unconsolidated joint venture partnerships are presented using the equity method of accounting in our consolidated financial statements. As such, certain increases or decreases in the fair market value of the underlying investments or debt instruments associated with those investments in unconsolidated joint venture partnerships are not included in our GAAP results. For purposes of determining our NAV, the investments in the underlying real estate and certain of the underlying debt instruments are recorded at fair value and reflected in our NAV at our proportional ownership interest.

(5) We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV.

(6) Includes (i) straight-line rent receivables, which are recorded in accordance with GAAP but not recorded for purposes of determining our NAV, (ii) certain interest rate hedges, which are recorded at fair value in accordance with GAAP but are not included for purposes of determining our NAV if intended to be held to maturity, and (iii) other minor adjustments.

Performance

Our NAV decreased from $8.02 per share as of December 31, 2023 to $7.59 per share as of December 31, 2024. The decrease in NAV was primarily driven by expansion in the capital market assumptions that are a major factor used in the valuation of our real estate portfolio. This decrease was partially offset by strong leasing and above-average market rent growth in our industrial properties.

Effective December 31, 2019, our board of directors approved amendments to our valuation procedures which revised the way we value property-level mortgages, corporate-level credit facilities, other secured and unsecured debt and associated interest rate hedges when loans, including associated interest rate hedges, are intended to be held to maturity, effectively eliminating all mark-to-market adjustments for such loans and hedges from the calculation of our NAV. The following table summarizes the impact of interest rate movements on our share class returns assuming we continued to include the mark-to-market adjustments for all borrowing-related interest rate hedge and debt instruments beginning with the December 31, 2019 NAV:

(as of December 31, 2024) (1)	Trailing Three-Months	Year-to-Date	One-Year (Trailing 12-Months)	Three-Year Annualized	Five-Year Annualized	Ten-Year Annualized	Since Inception Annualized (2)
Class T-R Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(1.11)%	(4.54)%	(4.54)%	0.22 %	3.56 %	4.30 %	5.43 %
Adjusted Class T-R Share Total Return (with upfront selling commissions and dealer manager fees) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	(0.46)%	(4.86)%	(4.86)%	0.81 %	3.92 %	4.40 %	5.51 %
Difference	(0.65)%	0.32 %	0.32 %	(0.59)%	(0.36)%	(0.10)%	(0.08)%
Class T-R Share Total Return (without upfront selling commissions and dealer manager fees) (3)	2.35 %	(1.20)%	(1.20)%	1.37 %	4.28 %	4.61 %	5.54 %
Adjusted Class T-R Share Total Return (without upfront selling commissions and dealer manager fees) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	3.02 %	(1.53)%	(1.53)%	1.98 %	4.64 %	4.71 %	5.62 %
Difference	(0.67)%	0.33 %	0.33 %	(0.61)%	(0.36)%	(0.10)%	(0.08)%
Class S-R Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(1.11)%	(4.54)%	(4.54)%	0.22 %	3.56 %	4.30 %	5.43 %
Adjusted Class S-R Share Total Return (with upfront selling commissions and dealer manager fees) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	(0.46)%	(4.86)%	(4.86)%	0.81 %	3.92 %	4.40 %	5.51 %
Difference	(0.65)%	0.32 %	0.32 %	(0.59)%	(0.36)%	(0.10)%	(0.08)%
Class S-R Share Total Return (without upfront selling commissions and dealer manager fees) (3)	2.35 %	(1.20)%	(1.20)%	1.37 %	4.28 %	4.61 %	5.54 %
Adjusted Class S-R Share Total Return (without upfront selling commissions and dealer manager fees) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	3.02 %	(1.53)%	(1.53)%	1.98 %	4.64 %	4.71 %	5.62 %
Difference	(0.67)%	0.33 %	0.33 %	(0.61)%	(0.36)%	(0.10)%	(0.08)%
Class D-R Share Total Return (3)	2.50 %	(0.61)%	(0.61)%	1.98 %	4.90 %	5.21 %	5.74 %
Adjusted Class D-R Share Total Return (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	3.18 %	(0.94)%	(0.94)%	2.59 %	5.26 %	5.31 %	5.82 %
Difference	(0.68)%	0.33 %	0.33 %	(0.61)%	(0.36)%	(0.10)%	(0.08)%
Class I-R Share Total Return (3)	2.57 %	(0.36)%	(0.36)%	2.24 %	5.16 %	5.54 %	6.10 %
Adjusted Class I-R Share Total Return (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	3.24 %	(0.69)%	(0.69)%	2.84 %	5.53 %	5.64 %	6.18 %
Difference	(0.67)%	0.33 %	0.33 %	(0.60)%	(0.37)%	(0.10)%	(0.08)%
Class E Share Return Total Return (3)	2.57 %	(0.36)%	(0.36)%	2.24 %	5.16 %	5.57 %	6.14 %
Adjusted Class E Share Total Return (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	3.24 %	(0.69)%	(0.69)%	2.84 %	5.53 %	5.67 %	6.22 %
Difference	(0.67)%	0.33 %	0.33 %	(0.60)%	(0.37)%	(0.10)%	(0.08)%

(as of December 31, 2024) (1)	Trailing Three-Months	Year-to-Date	One-Year (Trailing 12-Months)	Three-Year Annualized	Five-Year Annualized	Ten-Year Annualized	Since Inception Annualized (2)
Class S-PR Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(1.23)%	n/a %	n/a %	n/a %	n/a %	n/a %	(0.47)%
Adjusted Class S-PR Share Total Return (with upfront selling commissions and dealer manager fees) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	(0.58)%	n/a %	n/a %	n/a %	n/a %	n/a %	(0.12)%
Difference	(0.65)%	n/a %	n/a %	n/a %	n/a %	n/a %	(0.35)%
Class S-PR Share Total Return (without upfront selling commissions and dealer manager fees) (3)	2.35 %	n/a %	n/a %	n/a %	n/a %	n/a %	3.14 %
Adjusted Class S-PR Share Total Return (without upfront selling commissions and dealer manager fees) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	3.02 %	n/a %	n/a %	n/a %	n/a %	n/a %	3.50 %
Difference	(0.67)%	n/a %	n/a %	n/a %	n/a %	n/a %	(0.36)%
Class D-PR Share Total Return (with upfront selling commissions) (3)	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	(0.47)%
Adjusted Class D-PR Share Total Return (with upfront selling commissions) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	(0.24)%
Difference	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	(0.23)%
Class D-PR Share Total Return (without upfront selling commissions) (3)	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	1.05 %
Adjusted Class D-PR Share Total Return (without upfront selling commissions) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	1.28 %
Difference	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	(0.23)%
Class I-PR Share Total Return (3)	2.57 %	n/a %	n/a %	n/a %	n/a %	n/a %	3.43 %
Adjusted Class I-PR Share Total Return (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4)	3.24 %	n/a %	n/a %	n/a %	n/a %	n/a %	3.80 %
Difference	(0.67)%	n/a %	n/a %	n/a %	n/a %	n/a %	(0.37)%

(1) Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted "with upfront selling commissions and dealer manager fees" ("Total Return"). Partial period returns are not calculated. Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.

(2) NAV inception date for Class T-R shares, Class S-R shares, Class D-R shares, Class I-R shares (formerly known as Class T shares, Class S shares, Class D shares and Class I shares, respectively) and Class E shares was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return. The inception date for Class I-PR shares and Class S-PR shares was September 3, 2024 and the inception date for Class D-PR was December 2, 2024, which is when we first sold shares of such share classes of our common stock. Since inception returns are not annualized for shared classes outstanding less than one year.

(3) The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

(4) The Adjusted Total Returns presented are based on adjusted NAVs calculated as if we had continued to mark our hedge and debt instruments to market following a policy change to largely exclude borrowing-related interest rate hedge and debt marks to market from our NAV calculations (except in certain circumstances pursuant to our valuation procedures), beginning with our NAV calculated as of December 31, 2019 NAV. Therefore, the NAVs used in the calculation are identical to those presented per Note (3) above from NAV inception through November 30, 2019. The adjusted NAVs include the incremental impacts to advisory fees and performance fees; however, the adjusted NAVs are not assumed to have impacted any share purchase or redemption. For calculation purposes, transactions were assumed to occur at the adjusted NAVs.

Unregistered Sales of Equity Securities

On August 2, 2024, we commenced the Private Offering, which is exempt from the registration provisions of the Securities Act pursuant to Section 4(a)(2), Regulation D and/or Regulation S thereunder. Each purchaser of the shares of our common stock sold in the Private Offering is required to represent that it is an "accredited investor" as that term is defined in Rule 501 of Regulation D or a non-U.S. person and is acquiring shares for investment purposes only and not with a view to resale or distribution.

During the year ended December 31, 2024, we issued and sold 660,000 Class S-PR shares, 13,000 Class D-PR shares and 607,000 Class I-PR shares and generated gross aggregate proceeds of $9.7 million in connection with the Private Offering. During the year ended December 31, 2024, aggregate upfront selling commissions and dealer manager fees of $64,000 were paid in connection with the Private Offering.

Share Redemption Program

While stockholders may request on a monthly basis that we redeem all or any portion of their shares pursuant to our share redemption program, we are not obligated to redeem any shares and may choose to redeem only some, or even none, of the shares that have been requested to be redeemed in any particular month, in our discretion. In addition, our ability to fulfill redemption requests is subject to a number of limitations. As a result, share redemptions may not be available each month. Under our share redemption program, to the extent we choose to redeem shares in any particular month, we will only redeem shares as of the last calendar day of that month (each such date, a "Redemption Date"). Shares redeemed on the Redemption Date remain outstanding on the Redemption Date and are no longer outstanding on the day following the Redemption Date. Redemptions will be made at the transaction price in effect on the Redemption Date, except that shares that have not been outstanding for at least one year will be redeemed at 95% of the transaction price (an "Early Redemption Deduction"). The Early Redemption Deduction may be waived in certain circumstances including: (i) in the case of redemption requests arising from the death or qualified disability of the holder; (ii) in the event that a stockholder's shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance, (iii) with respect to shares purchased through our distribution reinvestment plan or (iv) with respect to redemption requests submitted by discretionary model portfolio management programs (and similar arrangements) or (v) with respect to redemption requests submitted by feeder vehicles (or similar vehicles) primarily created to hold shares of our common stock, which are offered to non-U.S. persons, where such vehicles seek to avoid imposing such a deduction because of administrative or systems limitations. To have his or her shares redeemed, a stockholder's redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share redemptions will be made within three business days of the Redemption Date. An investor may withdraw its redemption request by notifying the transfer agent before 4:00 p.m. (Eastern time) on the last business day of the applicable month.

The total amount of aggregate redemptions of Class T-R, Class S-R, Class D-R, Class I-R, Class E, Class S-PR, Class D-PR and Class I-PR shares (based on the price at which the shares are redeemed) will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares (based on the price at which the shares are redeemed) equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares (based on the price at which the shares are redeemed) over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter (collectively referred to herein as the "2% and 5% limits"), which in the second and third months of a quarter could be less than 2% of the NAV of such share class. In the event that we determine to redeem some but not all of the shares submitted for redemption during any month, shares redeemed at the end of the month will be redeemed on a pro rata basis. Even if the class-specific allocations are exceeded for a class, the program may offer such class additional capacity under the aggregate program limits. Redemptions and pro rata treatment, if necessary, will first be applied within the class-specific allocated capacity and then applied on an aggregate basis to the extent there is remaining capacity. All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable.

For both the aggregate and class-specific allocations described above, (i) provided that the share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that the share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).

We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term "net redemptions" means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). For purposes of measuring our redemption capacity pursuant to our share redemption program, proceeds from new subscriptions in a month are included in capital inflows on the first day of the next month because that is the first day on which such stockholders have rights in the Company. Also for purposes of measuring our redemption capacity pursuant to our share redemption program, redemption requests received in a month are included in capital outflows on the last day of such month because that is the last day stockholders have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are outstanding through the last day of the month. Net redemptions for the class-specific allocations will be based only on the capital inflows and outflows of that class, while net redemptions for the overall program limits would be based on capital inflows and outflows of all classes. Thus, for any given calendar quarter, the maximum amount of redemptions during that quarter will be equal to (i) 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter, plus (ii) proceeds from sales of new shares in our ongoing securities offerings (including purchases pursuant to our distribution reinvestment plan) since the beginning of the current calendar quarter. The same would apply for a given month, except that redemptions in a month would be subject to the 2% limit described above (subject to potential carry-over capacity), and netting would be measured on a monthly basis. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to "gross redemptions," i.e., without netting against capital inflows, rather than to net redemptions. If redemptions for a given month or quarter are measured on a gross basis rather than on a net basis, the redemption limitations could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter. In order for our board of directors to change the application of the allocations and limitations from net redemptions to gross redemptions or vice versa, we will provide notice to stockholders in a memorandum supplement or special or periodic report filed by us, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure redemptions on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.

Although the vast majority of our assets consist of properties that cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition, we intend to maintain a number of sources of liquidity including (i) cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities and liquid real estate-related securities and (ii) one or more borrowing facilities. We may fund redemptions from any available source of funds, including operating cash flows, borrowings, proceeds from our offerings and our sale of DST Interests and/or sales of our assets.

Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than redeeming our shares is in the best interests of the company as a whole, then we may choose to redeem fewer shares than have been requested to be redeemed, or none at all. Further, our board of directors may make exceptions to, modify or suspend our share redemption program if it deems such action to be in our best interest and the best interest of our stockholders. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests. The above description of the share redemption program is a summary of certain of the terms of the share redemption program. Please see the full text of the share redemption program, which is incorporated by reference as Exhibit 4.3 to this Annual Report on Form 10-K, for all the terms and conditions.

Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detail regarding our redemption and repurchase history.

The table below summarizes the redemption activity for the three months ended December 31, 2024, for which all eligible redemption requests were redeemed in full:

(shares in thousands)	Total Number of Shares Redeemed	Average Price Paid Per Share (1)	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Redeemed Pursuant to the Program (2)
For the Month Ended:				
October 31, 2024	1,400	$ 7.47	1,400	—
November 30, 2024	1,833	7.50	1,833	—
December 31, 2024 (3)	1,893	7.51	1,893	—
Total	5,126	$ 7.49	5,126	—

(1) Amount represents the average price paid to investors upon redemption.
(2) We limit the number of shares that may be redeemed under the share redemption program as described above.
(3) Redemption requests accepted in December 2024 are considered redeemed on January 1, 2025 for accounting purposes and, as a result, are not included in the table above. This differs from how we treat capital outflows for purposes of the limitations of our share redemption program. For purposes of measuring our redemption capacity pursuant to our share redemption program, redemption requests received in a month are included in capital outflows on the last day of such month because that is the last day stockholders have rights in the Company and we redeemed $39.7 million of shares of common stock for the three months ended December 31, 2024.

Distributions

We intend to continue to make distributions on a monthly basis following the end of each calendar month. We intend to use monthly record dates and, thus, monthly distribution accruals. However, we reserve the right to adjust the periods during which distributions accrue and are paid. Our total distributions declared, including distributions related to OP Units, during the years ended December 31, 2024, 2023 and 2022 were $122.0 million, $103.7 million and $87.4 million, respectively, which includes $31.9 million, $32.7 million and $29.9 million, respectively, of distributions reinvested in our shares pursuant to our distribution reinvestment plan. Our cash flow from operations for the years ended December 31, 2024, 2023, and 2022 was ($169.5) million, $16.0 million and $62.5 million, respectively. Accordingly, in certain years and certain individual quarters, total distributions were not fully funded by cash flows from operations. In such cases, the shortfalls were funded from proceeds from our distribution reinvestment plan, borrowings or sale of DST Interests. In the future, we may continue to fund monthly regular distributions from sources other than cash flow from operations. Our long-term strategy is to fund the payment of monthly regular distributions to our stockholders entirely from our operations, but there may be quarters or even years when that is not the case. It will be up to the board of directors to determine the distribution level taking many factors into consideration beyond just cash flow from operations. If we are unsuccessful in investing the capital we raise from securities offerings or decide to invest our capital in lower yielding assets, we may be required to fund our monthly cash distributions to our stockholders from a combination of our operating, investing, and financing activities, which include net proceeds of this offering, dispositions, and borrowings (including borrowings secured by our assets), or to reduce the level of our monthly distributions. We have not established a cap on the amount of our distributions that may be paid from any of these sources.

All distributions result in a decrease to our NAV while cash flow generated from our operations results in an increase to NAV. We generally seek to fund our distributions solely from our cash flow from operations, however we also focus on total stockholder return as a metric for evaluating our distribution level in the event that it is not being fully covered by cash flow from operations. Any cash flow from operations in excess of our distributions (all else equal) results in a net increase to NAV. Conversely, if our distributions exceed our cash flow from operations (all else equal), the net effect would result in a decrease to NAV.

Each quarter our board of directors determines the level of our distributions for each month in that quarter. In determining the appropriate level of a distribution, our board of directors considers a number of factors, including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We can give no assurance that the board of directors will continue to set distributions at current levels and our distribution levels may change from time to time. Depending on the distribution level relative to cash flow generated from our portfolio, if our monthly distributions exceed cash flow generated from our operations, it may cause a decrease in our NAV if not offset by other effects.

In connection with a distribution to our stockholders, our board intends to authorize a monthly distribution of a certain dollar amount per share of our common stock before or on the first day of each calendar quarter for the months in such quarter. We will then calculate each stockholder's specific distribution amount for the month using monthly record dates and stockholders distributions will accrue on the first record date after stockholders become a record owner of our common stock, subject to our board of directors declaring a distribution for record owners as of such date. We accrue the amount of declared distributions as a liability on the record date, and such liability is accounted for in determining the NAV.

The per share amount of any distributions for any class of common stock relative to the other classes of common stock shall be determined as described in the most recent multiple class plan approved by our board of directors. Under our multiple class plan in effect, distributions are made on all classes of our common stock at the same time. The per share amount of distributions on our shares of common stock differs because of different allocations of class-specific fees. We use the record share method of determining the per share amount of distributions on each class of shares, although our board of directors may choose other methods. The record share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on shares of our common stock is increased by the sum of all class-specific fees accrued for such period. Such amount is divided by the number of shares of our common stock outstanding on the record date. Such per share amount is reduced for each class of common stock by the per share amount of any class-specific fees allocable to such class.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our taxable income each year (computed without regard to the distributions paid deduction and our net capital gain). In addition, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed by us, plus (ii) retained amounts on which we pay income tax at the corporate level. Distributions are authorized at the discretion of the board of directors, in accordance with our earnings, cash flow and general financial condition. The board's discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of the Operating Partnership to transfer funds to us.

Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detail regarding our distribution history, as well as the sources used to pay our distributions.

Holders

The following table summarizes the number of shares outstanding and the number of stockholders, by class of common stock, and the number of OP Units outstanding and the number of OP Unitholders (other than us), in each case as of February 27, 2025:

(shares or units in thousands)	Class T-R Shares	Class S-R Shares	Class D-R Shares	Class I-R Shares	Class E Shares	Class S-PR Shares	Class D-PR Shares	Class I-PR Shares	OP Units (1)
Shares or units outstanding	26,592	42,244	5,988	59,109	42,493	955	13	1,186	158,891
Number of holders of record	4,083	3,090	647	3,815	7,156	71	1	85	1,180

(1) Includes Series 1 and 2 Class T-R OP Units, Series 1 and 2 Class S-R OP Units, Class D-R OP Units, Class I-R OP Units and Series 1 and 2 Class E OP Units. The number of holders of record for OP Units represent the number of third-party investors.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" above for a description of these risks and uncertainties.

OVERVIEW

General

Ares Real Estate Income Trust Inc. is a NAV-based perpetual life REIT that was formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property. As of December 31, 2024, our consolidated real property portfolio consisted of 124 properties totaling approximately 24.6 million square feet located in 37 markets throughout the U.S. We also owned, either directly through our unconsolidated joint venture partnerships or indirectly through other entities owned by our unconsolidated joint venture partnerships, 161 credit lease properties, seven industrial properties, 13 data center investments and five debt-related investments as of December 31, 2024. Unless otherwise noted, these unconsolidated properties are excluded from the presentation of our portfolio data herein.

We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.

We intend to offer shares of our common stock on a continuous basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. During the year ended December 31, 2024, we raised gross proceeds of approximately $61.8 million from the sale of approximately 8.0 million shares of our common stock in our ongoing securities offerings, including proceeds from our distribution reinvestment plan of approximately $32.1 million. See "Note 10 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for more information about our securities offerings.

Additionally, we have a program to raise capital through private placement offerings by selling DST Interests. These private placement offerings are exempt from registration requirements pursuant to Rule 506(b) of Regulation D under the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 ("Section 1031 Exchanges") of the Code. Similar to our prior private placement offerings, we expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. We also offer DST Program Loans to finance no more than 50% of the purchase price of the DST Interests to certain purchasers of the DST Interests. During the year ended December 31, 2024, we sold $797.0 million of gross interests related to the DST Program, $63.3 million of which were financed by DST Program Loans. See "Note 7 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional detail regarding the DST Program.

We currently group our real property portfolio into five categories: office, retail, residential, industrial and other. The following table summarizes our real property portfolio by category as of December 31, 2024:

($ and square feet in thousands, except for per square foot data)	Number of Markets (1)	Number of Real Properties	Rentable Square Feet	% of Total Rentable Square Feet	Average Effective Annual Base Rent per Square Foot (2)	% Leased	Aggregate Fair Value	% of Aggregate Fair Value
Residential properties	11	22	6,070	24.7 %	$ 28.84	92.3 %	$ 2,331,100	40.5 %
Industrial properties	31	69	14,219	57.7	6.99	97.7	2,102,900	36.5
Retail properties	8	18	2,292	9.3	20.15	96.7	694,900	12.1
Office properties	6	7	1,381	5.6	37.93	79.2	464,850	8.1
Other properties	4	8	669	2.7	19.85	82.6	164,300	2.8
Total real property portfolio	37	124	24,631	100.0 %	$ 15.23	94.8 %	$ 5,758,050	100.0 %

(1) Reflects the number of unique markets by category and in total. As such, the total number of markets does not equal the sum of the number of markets by category as certain categories are located in the same market.

(2) Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of December 31, 2024.

As of December 31, 2024, we had six floating-rate debt-related investments with a weighted-average interest rate of 8.5% and a weighted-average remaining life of 1.0 years. As of December 31, 2024, the aggregate outstanding principal was $217.6 million, the aggregate carrying amount was $216.7 million and total aggregate current commitments were up to $256.6 million.

As of December 31, 2024, we had three available-for-sale debt securities, which were comprised of one CRE CLO, one CMBS and one preferred equity investment. As of December 31, 2024, the aggregate fair value of these investments was $136.6 million.

In December 2024, we originated our first debt-related investment through our mortgage loan origination program, which was established with the purpose to allow us to earn origination fees for originating mortgage loans for which we intend to sell to another party within a short period. As of December 31, 2024, the carrying amount of this loan, which is classified as held for sale, was $193.9 million and the outstanding principal amount was $196.0 million, with an interest rate of 7.0% and maturity date of January 2027. Subsequent to December 31, 2024, we sold this debt-related investment to a joint venture partnership in which we have an ownership interest for a sale price of $194.5 million, equal to the carrying cost of the debt-related investment on the date of sale.

We currently focus our investment activities primarily across the major U.S. property sectors (residential (which includes and/or may include multi-family and other types of rental housing such as manufactured, student and single-family rental housing), industrial, retail and office (which includes and/or may include medical office and life science laboratories)) and investments in real estate debt and securities. To a lesser extent, we strategically invest in and/or intend to invest in geographies outside of the U.S., which may include Canada, Mexico, the United Kingdom, Europe and other foreign jurisdictions, and in other sectors such as credit lease and self-storage, properties in sectors adjacent to our primary investment sectors and/or infrastructure, to create a diversified blend of current income and long-term value appreciation. Our near-term investment strategy is likely to prioritize new investments in the residential and industrial sectors due to relatively attractive fundamental conditions. We also intend to continue to hold an allocation of properties in the retail and office sectors, the former of which is largely grocery-anchored.

Trends Affecting Our Business

Our results of operations are affected by a variety of factors, including conditions in both the U.S. and global financial markets and the economic and political environments.

Throughout 2024, the U.S. economy continued to expand with GDP growth driven by healthy household consumption and supported by the continued strength of the labor market, particularly in the first half of the year. While the Federal Reserve maintained a restrictive monetary policy stance for much of the year, inflation eased from peak levels and there were emerging signs of labor market softness. As a result, the Federal Reserve began easing monetary policy, reducing the federal funds rate by 100 basis points in the second half of 2024. However, in December 2024, persistent levels of inflation and continued strength in the labor markets led the Federal Reserve to take a more balanced monetary policy approach as opposed to its prior more accommodative approach by forecasting two 25 basis point rate reductions in 2025 as opposed to four 25 basis point rate reductions previously forecasted in September of 2024.

Against this backdrop of continued economic strength in 2024, publicly traded equity and credit markets delivered positive returns with incrementally lower risk premiums with expectations of lower future market rates. The overall stability in the economy and financial system supported increased values and liquidity in the market. These dynamics positively impacted the commercial real estate market, particularly during the second half of 2024, which delivered increased transactions and values.

Despite the overall improvement in the liquid capital markets throughout 2024, the commercial real estate markets continue to be impacted by macroeconomic factors, certain property specifics, regulatory changes and geopolitical risks. Regulated lending institutions continue to adjust their business models to increase capital requirements for direct loans to real estate and thus continue to be constrained in providing capital for commercial real estate properties. Rising operating costs, such as property insurance, have further pressured cash flow performance across many real estate property types. Office properties, in particular, continue to experience particular challenges driven by the increased prevalence of remote work and elevated costs to operate, improve or repurpose office properties. These factors have largely resulted in lower demand for office space and have driven elevated levels of vacancy rates and default rates.

Offsetting some of these challenges, there has been a significant decline in new commercial real estate development that began in 2023 and continued in 2024. Ultimately, this lack of new future inventory may result in a shortage of contemporary, in demand properties in the years to come, furthering the disparity between supply and demand dynamics. In addition, there is a significant amount of unspent capital targeting commercial real estate properties that could support values and elevate transaction activities. Property valuations are showing signs of recovery, and capitalization rates are stabilizing or compressing and we believe certain of these market trends will be offset by continued strong operating fundamentals, such as occupancy and rental rates, in property types that include multifamily and industrial.

We believe our portfolio is well-positioned in this market environment. However, there is no guarantee that our outlook will remain positive for the long-term, especially if leasing fundamentals weaken in the future.

RESULTS OF OPERATIONS

Summary of 2024 Activities

During 2024, we completed the following activities:

- We acquired four residential, 16 industrial and six self-storage properties for an aggregate contractual purchase price of approximately $869.2 million. We also invested an aggregate of $137.5 million in our unconsolidated joint venture partnerships and our investments in real estate debt and securities.

- We sold one industrial property, one parcel of land and two partial retail properties for net proceeds of approximately $31.2 million and recorded a net gain on sale of $12.9 million related to the sale of these properties.

- We leased approximately 2.3 million square feet of our commercial properties, which included 0.2 million square feet of new leases and 2.1 million square feet of renewals. During 2024, rent growth on comparable commercial leases executed during the year averaged 32.6% when calculated using cash basis rental rates and 45.1% when calculated using GAAP basis rental rates. For our residential properties, rent growth on new and renewal leases executed during the year averaged 0.3%. As of December 31, 2024, rents across our residential properties and industrial properties, our two largest property segments, are estimated to be 4.5% and 22.9% below market (on a weighted-average basis), respectively, providing the opportunity for meaningful net operating income growth.

- We increased our leverage ratio from 36.4% as of December 31, 2023, to 41.2% as of December 31, 2024. Our leverage ratio for reporting purposes is calculated as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures).

- We raised gross proceeds of $858.8 million from the sale of our common stock and DST Interests. This includes $61.8 million from the sale of 8.0 million shares of our common stock in our securities offerings, including proceeds from our distribution reinvestment plan of $32.1 million, and $797.0 million of gross capital through private placement offerings by selling DST Interests, $63.3 million of which were financed by DST Program Loans.

- We redeemed 24.9 million shares of common stock at a weighted-average purchase price of $7.69 per share for an aggregate amount of $191.6 million.

- We entered into two mortgage loans for a combined $535.8 million, secured by one of our residential properties and several of our industrial properties, at a fixed interest rate of 5.06% for $60.8 million and a floating interest rate of 6.55% as of December 31, 2024 for $475.0 million.

Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table sets forth information regarding our consolidated results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023.

($ in thousands, except per share data)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change $	Change %
Revenues:				
Rental revenues	$ 370,851	$ 321,995	$ 48,856	15.2 %
Debt-related income	46,642	31,175	15,467	49.6
Total revenues	417,493	353,170	64,323	18.2
Operating expenses:				
Rental expenses	136,232	118,794	17,438	14.7
Real estate-related depreciation and amortization	152,777	149,985	2,792	1.9
General and administrative expenses	12,808	11,824	984	8.3
Advisory fees	40,786	38,645	2,141	5.5
Acquisition costs and reimbursements	7,034	7,034	—	NM
Valuation allowance on debt-related investment	—	(1,799)	1,799	100.0
Total operating expenses	349,637	324,483	25,154	7.8
Other income (expenses):				
Income (loss) from unconsolidated joint venture partnerships	14,531	(3,578)	18,109	NM
Interest expense	(188,318)	(148,517)	(39,801)	(26.8)
Gain on sale of real estate property	12,913	36,884	(23,971)	(65.0)
Unrealized loss on DST Program Loans	(17)	—	(17)	NM
Unrealized (loss) gain on financing obligations	(2,034)	932	(2,966)	NM
Gain (loss) on extinguishment of debt and financing obligations, net	41,050	(700)	41,750	NM
Gain on derivative instruments	402	126	276	NM
Provision for current expected credit losses	1,533	(1,997)	3,530	NM
Other income and expenses	6,583	4,950	1,633	33.0
Total other income (expenses)	(113,357)	(111,900)	(1,457)	(1.3)
Net loss before income tax expense	(45,501)	(83,213)	37,712	45.3
Income tax expense	(11,842)	—	(11,842)	NM
Net loss	(57,343)	(83,213)	25,870	31.1
Net loss attributable to redeemable noncontrolling interests	273	597	(324)	(54.3)
Net loss attributable to noncontrolling interests	19,935	20,189	(254)	(1.3)
Net loss attributable to common stockholders	$ (37,135)	$ (62,427)	$ 25,292	40.5 %
Weighted-average shares outstanding—basic	188,336	203,291	(14,955)	(7.4)%
Weighted-average shares outstanding—diluted	305,179	267,556	37,623	14.1 %
Net loss attributable to common stockholders per common share—basic and diluted	$ (0.20)	$ (0.31)	$ 0.11	35.5 %

NM = Not meaningful

Total Revenues. In aggregate, total revenues increased by approximately $64.3 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to the factors described below.

Rental Revenues. Rental revenues are comprised of rental income, straight-line rent, and amortization of above- and below-market lease assets and liabilities. Total rental revenues increased by approximately $48.9 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to the increase in non-same store revenues resulting from significant net growth in our portfolio and increased market rents at various industrial properties. See "Same Store Portfolio Results of Operations" below for further details of the same store revenues.

The following table presents the components of our consolidated rental revenues:

| ($ in thousands) | For the Year Ended December 31, | | Change | |
	2024	2023	$	%
Rental income	$ 360,139	$ 315,036	$ 45,103	14.3 %
Straight-line rent	6,823	3,384	3,439	NM
Amortization of above- and below-market intangibles	3,889	3,575	314	8.8
Total rental revenues	$ 370,851	$ 321,995	$ 48,856	15.2 %

NM = Not meaningful

Debt-Related Income. Debt-related income is comprised of interest income and amortization related to our debt-related investments and debt securities. Total debt-related income increased by $15.5 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to the growth of our investments in real estate debt and securities.

Total Operating Expenses. In aggregate, total operating expenses increased by $25.2 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to the factors described below.

Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers at our commercial properties, such as real estate taxes, property insurance, property management fees, repair and maintenance, and include certain non-recoverable expenses, such as consulting services and tenant leasing costs. Total rental expenses increased by approximately $17.4 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to an increase in non-same store rental expenses resulting from significant net growth in our portfolio; and an increase in real estate taxes at various industrial properties. See "Same Store Portfolio Results of Operations" below for further details of the same store expenses.

Real Estate-Related Depreciation and Amortization. In aggregate, real estate-related depreciation and amortization expense increased by $2.8 million for the year ended December 31, 2024, as compared to the previous year, primarily due to significant net growth in our portfolio, partially offset by the accelerated depreciation expense at our Bala Pointe property due to planned demolition of the building in advance of redevelopment in 2023.

Other Remaining Operating Expenses. In aggregate, the remaining operating expenses increased by $4.9 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to an increase in advisory fees of $2.1 million and a reversal of the full valuation allowance of $1.8 million on our debt-related investments.

Other Income and Expenses. In aggregate, the remaining items that comprise our net income (loss) had a $(13.3) million impact on our net income (loss) for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to the following:

- an increase in interest expense of $39.8 million driven primarily by increased borrowings on our line of credit and additional mortgage notes and higher interest expense on financing obligations associated with an increase in the sale of interests related to our DST Program;

- a decrease in gain on sale of real estate property of $24.0 million driven by a large gain recognized on a disposition in 2023; and

- an increase in income tax expense of $11.8 million driven by activities of our taxable REIT subsidiaries associated with our DST Program, which resulted in taxable income for the period.

Partially offset by:

- an increase in gain (loss) on extinguishment of debt and financing obligations, net of $41.8 million driven by the recognition of a gain on our financing obligations upon extinguishment when we exercised a purchase option for certain properties in our DST Program; and

- an increase in income (loss) from unconsolidated joint venture partnerships of $18.1 million driven by increased investment in joint venture partnerships and unrealized gains recognized on investments held by these joint venture partnerships.

Segment Summary for the Years Ended December 31, 2024 and 2023

Same Store Portfolio Results of Operations

Property net operating income ("NOI") is a supplemental non-GAAP measure of our property operating results. We define property NOI as rental revenues less operating expenses. While we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance, we consider property NOI to be an appropriate supplemental performance measure. We believe property NOI provides useful information to our investors regarding our results of operations because property NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expenses, gains and losses on the extinguishment of debt and noncontrolling interests. However, property NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our property NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating property NOI, therefore, our investors should consider net income (loss) as the primary indicator of our overall financial performance.

We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Unconsolidated properties are excluded from the same store portfolio because we account for our interest in our joint venture partnership using the equity method of accounting; therefore, our proportionate share of income and loss is recognized in income (loss) of our unconsolidated joint venture partnerships on the consolidated statements of operations. Other operating properties not meeting the same store criteria are reflected in the non-same store portfolio. Our same store analysis may not be comparable to that of other real estate companies and should not be considered to be more relevant or accurate in evaluating our operating performance than current GAAP methodology.

The same store operating portfolio for the year ended December 31, 2024 as compared to the year ended December 31, 2023 presented below includes 88 properties totaling 17.8 million square feet owned as of January 1, 2023, which represented 72.4% of total rentable square feet as of December 31, 2024.

The following table reconciles GAAP net income (loss) to same store portfolio property NOI for the years ended December 31, 2024 and 2023:

(in thousands)	For the Year Ended December 31,	
	2024	2023
Net loss attributable to common stockholders	$ (37,135)	$ (62,427)
Debt-related income	(46,642)	(31,175)
Real estate-related depreciation and amortization	152,777	149,985
General and administrative expenses	12,808	11,824
Advisory fees	40,786	38,645
Acquisition costs and reimbursements	7,034	7,034
Valuation allowance on debt-related investment	—	(1,799)
(Income) loss from unconsolidated joint venture partnerships	(14,531)	3,578
Interest expense	188,318	148,517
Gain on sale of real estate property	(12,913)	(36,884)
Unrealized loss on DST Program Loans	17	—
Unrealized loss (gain) on financing obligations	2,034	(932)
(Gain) loss on extinguishment of debt and financing obligations, net	(41,050)	700
Gain on derivative instruments	(402)	(126)
Provision for current expected credit losses	(1,533)	1,997
Other income and expenses	(6,583)	(4,950)
Income tax expense	11,842	—
Net loss attributable to redeemable noncontrolling interests	(273)	(597)
Net loss attributable to noncontrolling interests	(19,935)	(20,189)
Property net operating income	$ 234,619	$ 203,201
Less: Non-same store property NOI	27,311	4,848
Same store property NOI	$ 207,308	$ 198,353

Our real property markets are aggregated into five reportable property segments: residential, industrial, retail, office, and other. Our property segments are based on our internal reporting of operating results used to assess performance based on the type of our properties. These property segments are comprised of the markets by which management and its operating teams conduct and monitor business. See "Note 17 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for further information on our segments. Management considers rental revenues and property NOI aggregated by property segment to be an appropriate way to analyze performance.

The following table includes a breakout of results for our same store portfolio by property segment for rental revenues, rental expenses and property NOI for the year ended December 31, 2024 as compared to the year ended December 31, 2023:

($ in thousands, except per square foot data)	For the Year Ended December 31,		Change	
	2024	2023	$	%
Rental revenues:				
Residential	$ 116,217	$ 116,304	$ (87)	(0.1)%
Industrial	96,448	87,755	8,693	9.9
Retail	60,818	58,006	2,812	4.8
Office	50,102	51,149	(1,047)	(2.0)
Other	—	—	—	—
Total same store rental revenues	323,585	313,214	10,371	3.3
Non-same store properties	47,266	8,781	38,485	NM
Total rental revenues	$ 370,851	$ 321,995	$ 48,856	15.2 %
Rental expenses:				
Residential	$ (53,729)	$ (56,023)	$ 2,294	4.1 %
Industrial	(23,836)	(19,384)	(4,452)	(23.0)
Retail	(15,847)	(15,301)	(546)	(3.6)
Office	(22,865)	(24,153)	1,288	5.3
Other	—	—	—	—
Total same store rental expenses	(116,277)	(114,861)	(1,416)	(1.2)
Non-same store properties	(19,955)	(3,933)	(16,022)	NM
Total rental expenses	$ (136,232)	$ (118,794)	$ (17,438)	(14.7)%
Property NOI:				
Residential	$ 62,488	$ 60,281	$ 2,207	3.7 %
Industrial	72,612	68,371	4,241	6.2
Retail	44,971	42,705	2,266	5.3
Office	27,237	26,996	241	0.9
Other	—	—	—	—
Total same store property NOI	207,308	198,353	8,955	4.5
Non-same store properties	27,311	4,848	22,463	NM
Total property NOI	$ 234,619	$ 203,201	$ 31,418	15.5 %
Same store average percentage leased:				
Residential	92.0 %	93.5 %		
Industrial	98.2	99.7		
Retail	96.9	96.8		
Office	79.9	81.4		
Other	—	—		
Same store average annualized base rent per square foot:				
Residential	$ 28.37	$ 27.47		
Industrial	7.28	6.89		
Retail	20.15	19.94		
Office	37.68	35.46		
Other	—	—		

NM = Not meaningful

Residential Segment. Our residential segment same store property NOI increased by approximately $2.2 million for the year ended December 31, 2024 compared to the same period in 2023, primarily due to decreased operating expenses due in part to reduced real estate taxes and non-recurring expenses at certain of our residential properties.

Industrial Segment. Our industrial segment same store property NOI increased by approximately $4.2 million for the year ended December 31, 2024 compared to the same period in 2023, primarily due to increased rental rates at various industrial properties, partially offset by reduced occupancy at Orlando V and North 5th Street.

Retail Segment. Our retail segment same store property NOI increased by approximately $2.3 million for the year ended December 31, 2024 compared to the same period in 2023, primarily due to increased occupancy at various properties and an early termination fee at Beaver Creek.

Office Segment. Our office segment same store property NOI remained constant for the year ended December 31, 2024 compared to the same period in 2023.

Results for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 13, 2024, which is incorporated herein by reference, for a comparison of our results of operations for the years ended December 31, 2023 and December 31, 2022.

ADDITIONAL MEASURES OF PERFORMANCE

Funds From Operations ("FFO") and Adjusted Funds From Operations ("AFFO")

We believe that FFO and AFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as alternatives to net income (loss) or to cash flows from operating activities as indications of our performance and are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations. In addition, other REITs may define FFO, AFFO and similar measures differently and choose to treat certain accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

AFFO. AFFO further adjusts FFO to reflect the performance of our portfolio by adjusting for items we believe are not directly attributable to our operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) our performance participation allocation, (ii) unrealized (gain) loss from changes in fair value of financial instruments and (iii) increase (decrease) in financing obligation liability appreciation, as applicable.

Although some REITs may present certain performance measures differently, we believe FFO and AFFO generally facilitate a comparison to other REITs that have similar operating characteristics to us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate AFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculations and characterizations of AFFO.

The following unaudited table presents a reconciliation of GAAP net income (loss) to FFO and AFFO:

(in thousands, except per share data)	For the Year Ended December 31,		
	2024	2023	2022
GAAP net loss	$ (57,343)	$ (83,213)	$ (49,663)
Weighted-average shares outstanding—diluted	305,179	267,556	233,304
GAAP net loss per common share—diluted	$ (0.20)	$ (0.31)	$ (0.21)
Adjustments to arrive at FFO:			
Real estate-related depreciation and amortization	$ 152,777	$ 149,985	$ 134,617
Gain on sale of real estate property	(12,913)	(36,884)	(94,827)
Our share of adjustments from joint venture partnerships	6,595	7,114	3,434
FFO	89,116	37,002	(6,439)
FFO per common share—diluted	0.29	0.14	(0.03)
Adjustments to arrive at AFFO:			
Performance participation allocation	—	—	23,747
Unrealized (gain) loss on financial instruments (1)	(40,796)	3,435	(2,252)
(Decrease) increase in financing obligation liability appreciation	(69)	(459)	31,737
Our share of adjustments from joint venture partnerships	(8,709)	733	(1,612)
AFFO	$ 39,542	$ 40,711	$ 45,181

(1) Unrealized (gain) loss on financial instruments primarily relates to mark-to-market changes on our derivatives not designated as cash flow hedges, mark-to-market changes on our DST Program Loans and financing obligations for which we have elected the fair value option, valuation allowance and changes to our provision for current expected credit losses on our debt related investments and gains or losses on extinguishment of our financing obligations.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of capital for meeting our cash requirements include debt financings, cash generated from operating activities, net proceeds from our securities offerings, asset sales and repayments from investments in real estate debt and securities. Our principal uses of funds are distributions to our stockholders, payments under our debt obligations and payments pursuant to the master lease agreements related to properties in our DST Program, redemption payments, acquisition of properties and other investments, and capital expenditures. Over time, we intend to fund a majority of our cash needs, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. As of December 31, 2024, we had approximately $659.2 million of borrowings, including scheduled amortization payments, becoming payable within the next 12 months, though the terms of the associated loan agreements for $548.2 million of these borrowings can be extended pursuant to two six-month extension options, subject to certain conditions. As of December 31, 2024, we had approximately $65.8 million of future minimum lease payments related to the properties in our DST Program coming due in the next 12 months. In addition, we have $256.6 million in unfunded commitments related to our investments in unconsolidated joint venture partnerships and our investments in real estate debt and securities as of December 31, 2024. We expect to be able to repay our principal and interest obligations and fund our capital commitments over the next 12 months and beyond through operating cash flows, refinancings, borrowings under our line of credit, proceeds from capital raise and/or disposition proceeds. Additionally, given the increase in market volatility, increased interest rates and high inflation, we have experienced a decreased pace of net proceeds raised from our securities offerings, reducing our ability to purchase assets, which may similarly delay the returns generated from our investments and affect our NAV.

Our Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions or dispositions and will engage in negotiations with buyers, sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our securities offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our NAV and our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from our securities offerings, proceeds from the sale of assets and undistributed funds from operations.

As of December 31, 2024, our financial position was strong with 41.2% leverage, calculated as outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investments in our unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). In addition, our consolidated portfolio was 94.7% occupied (94.8% leased) as of December 31, 2024 and is diversified across 124 properties totaling 24.6 million square feet across 37 geographic markets. Our properties contain a diverse roster of 444 commercial customers, large and small, and has an allocation based on fair value of real properties as determined by our NAV calculation of 40.5% residential, 36.5% industrial, 12.1% retail, which is primarily grocery-anchored, 8.1% office and 2.8% other properties in adjacent sectors.

We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing and disposition activities should be sufficient to meet our anticipated future acquisition, operating, debt service, distribution and redemption requirements.

Cash Flows. The following table summarizes our cash flows for the following periods:

(in thousands)	For the Year Ended December 31, 2024	2023	$ Change
Total cash provided by (used in):			
Operating activities	$ (169,493)	$ 15,958	$ (185,451)
Investing activities	(919,127)	(521,553)	(397,574)
Financing activities	1,096,352	508,075	588,277
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21	—	21
Net increase in cash, cash equivalents and restricted cash	$ 7,753	$ 2,480	$ 5,273

2024 Cash Flows Compared to 2023 Cash Flows

Net cash provided by operating activities decreased by $185.5 million for the year ended December 31, 2024, compared to the same period in 2023, primarily due to an origination of a held for sale debt-related investment, with a carrying value of $193.9 million as of December 31, 2024, partially offset by a $23.7 million settlement of the 2022 performance participation allocation in cash in January 2023.

Net cash used in investing activities increased by $397.6 million for the year ended December 31, 2024, compared to the same period in 2023, primarily due to an increase in real estate property acquisition activity of $469.9 million, partially offset by a decrease in investments in available-for-sale debt securities of $99.2 million.

Net cash provided by financing activities increased by $588.3 million for the year ended December 31, 2024, compared to the same period in 2023, primarily due to an increase in net borrowing activity of $348.0 million and an increase in net offering activity from our DST Program and public offering of $239.1 million.

2023 Cash Flows Compared to 2022 Cash Flows

See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 13, 2024, which is incorporated herein by reference, for a comparison of our cash flows for the years ended December 31, 2023 and December 31, 2022.

Capital Resources and Uses of Liquidity

In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:

Line of Credit and Term Loans. As of December 31, 2024, we had an aggregate of $1.70 billion of commitments under our unsecured credit agreement, including $900.0 million under our line of credit and $800.0 million under our two term loans. As of that date, we had: (i) $548.2 million outstanding under our line of credit; and (ii) $800.0 million outstanding under our term loans. The weighted-average effective interest rate across all of our unsecured borrowings is 4.71%, which includes the effect of the interest rate swap and cap agreements related to $725.0 million in borrowings under our line of credit and our term loans.

As of December 31, 2024, the unused and available portions under our line of credit were $351.8 million and $297.1 million, respectively. Our $900.0 million line of credit matures in November 2025, and may be extended pursuant to two six-month extension options, subject to certain conditions, including the payment of extension fees. One $400.0 million term loan matures in November 2026, with no extension option available. Our other $400.0 million term loan matures in January 2027, with no extension option available. Our line of credit borrowings are available for general corporate purposes, including but not limited to the refinancing of other debt, payment of redemptions, acquisition and operation of permitted investments. Refer to "Note 6 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional information regarding our line of credit and term loans.

Mortgage Notes. As of December 31, 2024, we had property-level borrowings of $1.37 billion outstanding with a weighted-average remaining term of approximately 2.7 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 5.31%. Refer to "Note 6 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional information regarding the mortgage notes.

Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, or to pay distributions. We were in compliance with our debt covenants as of December 31, 2024.

Leverage. We use financial leverage to provide additional funds to support our investment activities. We may finance a portion of the purchase price of any real estate asset that we acquire with borrowings on a short or long-term basis from banks, life insurance companies and other lenders. We calculate our leverage for reporting purposes as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investments in our unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). We had leverage of 41.2% as of December 31, 2024. Our current target leverage ratio is between 40-60%. Although we will generally work to maintain our targeted leverage ratio, there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Due to higher interest rates and increased market volatility, the cost of financing or refinancing our assets may affect returns generated by our investments. Additionally, these factors may cause our borrowing capacity to be reduced, which could similarly delay or reduce benefits to our stockholders.

Future Minimum Lease Payments Related to the DST Program. As of December 31, 2024, we had $1.37 billion of future minimum lease payments related to the DST Program. The underlying interests of each property that is sold to investors pursuant to the DST Program are leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long-term basis of up to 29 years.

Offering Proceeds. For the year ended December 31, 2024, the amount of aggregate gross proceeds raised from our securities offerings (including shares issued pursuant to the distribution reinvestment plan) was $61.8 million ($59.2 million net of direct selling costs).

Distributions. To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We intend to continue to make distributions on a monthly basis.

Beginning in the third quarter of 2023, our board of directors authorized an increase to the amount of monthly gross distributions for each class of our common stock, such that distributions in the amount of $0.03333 per share were paid to stockholders. The new monthly gross distribution per share reflects an increase to the amount of the previous monthly gross distribution of $0.03125 per share that had been paid since January 31, 2018. The distributions on Class T-R shares, Class S-R shares, Class D-R, Class S-PR and Class D-PR shares of our common stock are reduced by the respective distribution fees that are payable with respect to Class T-R shares, Class S-R shares, Class D-R, Class S-PR and Class D-PR shares. The distributions are paid on or about the last business day of each respective month to stockholders of record as of the close of business on the last business day of each respective month. There can be no assurances that this new distribution rate will be maintained in future periods.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan ("DRIP")) for the periods indicated below:

($ in thousands)	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023	
	Amount	Percentage	Amount	Percentage
Distributions:				
Paid in cash (1)	$ 90,093	73.8 %	$ 70,982	68.4 %
Reinvested in shares	31,926	26.2	32,731	31.6
Total (2)	$ 122,019	100.0 %	$ 103,713	100.0 %
Sources of Distributions:				
Cash flows from operating activities (3)	$ —	— %	$ 15,958	15.4 %
Borrowings	90,093	73.8	55,024	53.0
DRIP (4)	31,926	26.2	32,731	31.6
Total (2)	$ 122,019	100.0 %	$ 103,713	100.0 %

(1) Includes other cash distributions consisting of: (i) distributions paid to noncontrolling interest holders; and (ii) ongoing distribution fees paid to the Dealer Manager with respect to Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares, Class D-PR shares and OP Units. See "Note 13 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for further detail regarding the ongoing distribution fees.
(2) Includes distributions paid to holders of OP Units for redeemable noncontrolling interests.
(3) In the fourth quarter of 2024, we originated a held for sale debt-related investment, with a carrying value of $193.9 million as of December 31, 2024, which reduced our cash flows from operating activities for the year ended December 31, 2024 by the same amount. Subsequent to December 31, 2024, we sold this debt-related investment for a cash sale price of $194.5 million, which will be a cash inflow from operating activities in the first quarter of 2025.
(4) Stockholders may elect to have their distributions reinvested in shares of our common stock through our DRIP.

For the years ended December 31, 2024 and 2023, our FFO was $89.1 million, or 73.0% of our total distributions, and $37.0 million, or 35.7% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to "Additional Measures of Performance" above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income (loss) to FFO.

Refer to "Note 10 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for further detail on our distributions.

Redemptions. Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2024, 2023 and 2022. All eligible redemption requests were fulfilled for the periods presented. Eligible redemption requests are requests submitted in good order by the request submission deadline set forth in the share redemption program. Our board of directors may make exceptions to, modify or suspend our current share redemption programs if it deems such action to be in the best interest of our stockholders. Refer to Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities and Use of Proceeds—Share Redemption Program" for detail regarding our share redemption program.

(in thousands, except for per share data)	For the Year Ended December 31,		
	2024	2023	2022
Number of shares redeemed or repurchased	24,937	22,815	8,466
Aggregate dollar amount of shares redeemed or repurchased	$ 191,630	$ 193,859	$ 73,378
Average redemption or repurchase price per share	$ 7.69	$ 8.50	$ 8.67

For the years ended December 31, 2024 and 2023, we received and redeemed 100% of eligible redemption requests for an aggregate amount of approximately $191.6 million and $193.9 million, respectively, which we redeemed using cash flows from operating activities in excess of our distributions paid in cash, cash on hand, proceeds from our securities offerings, proceeds from the disposition of properties, and borrowings under our line of credit. We generally repay funds borrowed from our line of credit from a variety of sources including: cash flows from operating activities in excess of our distributions; proceeds from our securities offerings; proceeds from the disposition of properties; and other longer-term borrowings. In addition, refer to "Note 10 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for detail regarding our redemption activity relating to OP Units.

For purposes of the share redemption program, redemption requests received in a month are included on the last day of such month because that is the last day the stockholders have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are considered outstanding through the last day of the month.

SUBSEQUENT EVENTS

See "Note 18 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for information regarding subsequent events.

INFLATION

Increases in the costs of owning and operating our properties due to inflation could impact our results of operations and financial condition to the extent such increases are not paid or reimbursed by our customers. Substantially all of our commercial leases provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, inflationary increases in costs may be offset in part or in full by the contractual rent increases and operating expense reimbursement provisions or escalations. Our residential leases typically have initial terms of 12 months or less, which generally enables us to compensate for inflationary effects by adjusting rental rates on our residential leases to the extent the market will bear such adjustment.

In the United States, inflation rates continue to be high, and inflation's impact on the U.S. economy and the impact of any additional measures that may be taken by government officials to curb inflation remain uncertain. Periods of excessive or prolonged inflation may negatively impact our customers' businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our results of operations, financial condition, NAV and cash flows.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions and can have a material impact on the consolidated financial statements.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building and improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer's credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.

Impairment of Real Estate Properties

We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation values require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

Fair Value of Financing Obligations

The underlying interests in real properties sold to investors pursuant to the DST Program are leased-back by a wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership and the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the DST Interests in the DST Program from the investors at a later time in exchange for OP Units, cash or a combination of OP Units and cash. This results in a failed sale and leaseback transaction for accounting purposes; therefore, we record DST Interests as financing obligation liabilities.

We have elected the fair value option for certain financing obligations and, as such, these financing obligations are carried at fair value. Unrealized gains and losses on financing obligations are recorded as a component of other income (expenses) on our consolidated statements of operations. Financing obligations are valued on a recurring basis using discounted cash flow models. We utilize discount rates and exit capitalization rates as inputs in our valuation models. Changes in these assumptions could materially change the valuation of our financing obligations and have an impact on our results of operations and financial position.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We have been and may continue to be exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis and utilize interest rate swap and cap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2024, our consolidated debt outstanding consisted of borrowings under our line of credit, term loans and mortgage notes. In addition, we plan to purchase or originate variable rate debt investments, which can offset interest rate risk associated with our variable interest rate consolidated debt.

Fixed Interest Rate Debt. As of December 31, 2024, our fixed interest rate debt consisted of $654.8 million under our mortgage notes and $475.0 million of borrowings under our term loans that were effectively fixed through the use of interest rate swaps. In total, our fixed interest rate debt represented 41.6% of our total consolidated debt as of December 31, 2024. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2024, the fair value and the carrying value of our consolidated fixed interest rate debt, excluding the values of any associated hedges, was $1.10 billion and $1.13 billion, respectively. The fair value estimate of this debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2024. Given we generally expect to hold our fixed interest rate debt instruments to maturity or when they otherwise open up for prepayment at par, and the amounts due under such debt instruments should be limited to the outstanding principal balance and any accrued and unpaid interest at such time, we do not expect that the resulting change in fair value of our fixed interest rate debt instruments due to market fluctuations in interest rates, would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of December 31, 2024, our consolidated variable interest rate debt consisted of $548.2 million of borrowings under our line of credit, $325.0 million of borrowings under our term loans, and $714.2 million under our mortgage notes, which represented 58.4% of our total consolidated debt. Interest rate changes on the variable portion of our consolidated variable-rate debt could impact our future earnings and cash flows, but would not necessarily affect the fair value of such debt. As of December 31, 2024, we were exposed to market risks related to fluctuations in interest rates on $1.59 billion of consolidated borrowings; however, $966.3 million of these borrowings are capped through the use of nine interest rate cap agreements. A hypothetical 25 basis points increase in the all-in rate on the outstanding balance of our consolidated variable interest rate debt as of December 31, 2024, would increase our annual interest expense by approximately $1.6 million, including the effects of our interest rate cap agreements. In addition, we have originated and/or purchased variable rate debt-related investments with aggregate current commitments of $256.6 million and aggregate outstanding principal of $217.6 million as of December 31, 2024, which can offset the interest rate risk associated with our variable interest rate borrowings.

Derivative Instruments. As of December 31, 2024, we had 19 outstanding derivative instruments with a total current notional amount of $1.44 billion outstanding and effective. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See "Note 6 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate cap and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.

Variable Interest Rate Debt Investments. In the case of a significant increase in interest rates, additional debt service payments due from our borrowers may strain the operating cash flows of the real estate assets underlying our mortgages and, potentially, contribute to non-performance or, in severe cases, default, which may be mitigated by borrower purchased interest rate caps. Alternatively, in the case of a significant decrease in interest rates, our debt-related investments could be adversely impacted and interest income from our debt-related investments could decrease substantially, which could reduce the effectiveness of our interest rate risk strategy described above.

Foreign Currency Risk

We currently have investments in unconsolidated joint venture partnerships that invest in assets and properties located in countries outside of the U.S. that are subject to the effects of exchange rate movements between the foreign currency of each real estate investment and the U.S. dollar, which may affect future costs and cash flows as well as amounts remeasured into U.S. dollars for inclusion in our consolidated financial statements. We execute borrowings in the same foreign currencies as our foreign investments to protect against the foreign currency exchange rate risk inherent in transactions denominated in foreign currencies. We estimate that as of December 31, 2024, a hypothetical 10% decline in the exchange rates of foreign currencies against the U.S. dollar would not result in a material change to our investment balances and would be largely offset by the currency conversions of our borrowings in the same foreign currencies.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Ares Real Estate Income Trust Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ares Real Estate Income Trust Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of financing obligations carried at fair value

As discussed in Notes 2, 7, and 8 to the consolidated financial statements, the Company has $878,386 thousand of financing obligations carried at fair value under the fair value option as of December 31, 2024. The Company measures the fair value of these financing obligations on a recurring basis using a discounted cash flow valuation technique.

We identified the evaluation of certain financing obligations carried at fair value as a critical audit matter. Challenging auditor judgment and specialized skills and knowledge were required to evaluate the method and certain significant assumptions used to estimate the fair value of the financing obligation. We performed a sensitivity analysis to determine the significant assumptions used to value certain financing obligations and identified the discount rates and exit capitalization rates as the significant assumptions. Changes in the significant assumptions or the use of a different valuation method could have a significant impact on the fair value of financing obligations.

The following are the primary procedures we performed to address this critical audit matter. For a selection of financing obligations, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- assessing the appropriateness of the valuation method utilized

- comparing the discount rates for a selection of financing obligations to ranges of discount rates obtained from market data and relevant industry guides

- comparing the exit capitalization rates for a selection of financing obligations to ranges of exit capitalization rates obtained from market data and relevant industry guides.

Assessment of the expected hold periods for investments in real estate properties

As described in Note 3 to the consolidated financial statements, the Company has $4,731,403 thousand of net investment in real estate properties as of December 31, 2024. The Company evaluates properties for impairment whenever events or changes in circumstances, including shortening the expected hold periods of such properties, indicate that the carrying amount of an asset may not be recoverable.

We identified the assessment of the expected hold periods for investments in real estate properties as a critical audit matter. A high degree of subjective auditor judgment was required in assessing the events or changes in circumstances used by the Company to evaluate the expected hold periods for investments in real estate assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the Company's hold periods by inquiring of management, reading minutes of the meetings of the Company's Board of Directors, and analyzing documents prepared by the Company regarding proposed real estate transactions and potential triggering events. We inquired of management and inspected documentation from the Company regarding the status and evaluation of any potential disposal of properties, which we corroborated with others in the organization who are responsible for, and have authority over, disposition activities

/s/ KPMG LLP

We have served as the Company's auditor since 2005.

Denver, Colorado
March 6, 2025

ARES REAL ESTATE INCOME TRUST INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	As of December 31, 2024	As of December 31, 2023
ASSETS		
Net investment in real estate properties	$ 4,731,403	$ 3,889,314
Investments in real estate debt and securities (includes $165,401 and $122,375 at fair value as of December 31, 2024 and December 31, 2023, respectively)	353,258	370,176
Debt-related investments, held for sale	193,902	—
Investments in unconsolidated joint venture partnerships (includes $38,386 and $0 at fair value as of December 31, 2024 and December 31, 2023, respectively)	212,296	153,305
Cash and cash equivalents	19,554	15,052
Restricted cash	7,865	4,614
DST Program Loans (includes $71,068 and $7,753 at fair value as of December 31, 2024 and December 31, 2023, respectively)	120,853	117,019
Other assets	92,118	89,926
Total assets	$ 5,731,249	$ 4,639,406
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 74,814	$ 66,386
Debt, net	2,700,468	1,961,120
Intangible lease liabilities, net	46,098	37,079
Financing obligations, net (includes $878,386 and $102,045 at fair value as of December 31, 2024 and December 31, 2023, respectively)	1,385,620	1,351,090
Distribution fees payable to affiliates	69,922	66,656
Other liabilities	38,975	33,913
Total liabilities	4,315,897	3,516,244
Commitments and contingencies (Note 16)		
Redeemable noncontrolling interests	9,381	11,746
Equity		
Stockholders' equity:		
Preferred stock, $0.01 par value per share—200,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share (Note 10)	1,803	1,972
Additional paid-in capital	1,956,646	1,895,789
Distributions in excess of earnings	(1,216,344)	(1,108,823)
Accumulated other comprehensive income	3,719	6,359
Total stockholders' equity	745,824	795,297
Noncontrolling interests	660,147	316,119
Total equity	1,405,971	1,111,416
Total liabilities and equity	$ 5,731,249	$ 4,639,406

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)	For the Year Ended December 31,		
	2024	**2023**	**2022**
Revenues:			
Rental revenues	$ 370,851	$ 321,995	$ 289,234
Debt-related income	46,642	31,175	9,989
Total revenues	417,493	353,170	299,223
Operating expenses:			
Rental expenses	136,232	118,794	103,953
Real estate-related depreciation and amortization	152,777	149,985	134,617
General and administrative expenses	12,808	11,824	10,570
Advisory fees	40,786	38,645	33,747
Performance participation allocation	—	—	23,747
Acquisition costs and reimbursements	7,034	7,034	5,427
Valuation allowance on debt-related investment	—	(1,799)	1,799
Total operating expenses	349,637	324,483	313,860
Other income (expenses):			
Income (loss) from unconsolidated joint venture partnerships	14,531	(3,578)	2,970
Interest expense	(188,318)	(148,517)	(140,406)
Gain on sale of real estate property	12,913	36,884	94,827
Unrealized loss on DST Program Loans	(17)	—	—
Unrealized (loss) gain on financing obligations	(2,034)	932	—
Gain (loss) on extinguishment of debt and financing obligations, net	41,050	(700)	—
Gain on derivative instruments	402	126	4,723
Provision for current expected credit losses	1,533	(1,997)	—
Other income and expenses	6,583	4,950	2,860
Total other income (expenses)	(113,357)	(111,900)	(35,026)
Net loss before income tax expense	(45,501)	(83,213)	(49,663)
Income tax expense	(11,842)	—	—
Net loss	(57,343)	(83,213)	(49,663)
Net loss attributable to redeemable noncontrolling interests	273	597	370
Net loss attributable to noncontrolling interests	19,935	20,189	9,314
Net loss attributable to common stockholders	$ (37,135)	$ (62,427)	$ (39,979)
Weighted-average shares outstanding—basic	188,336	203,291	194,039
Weighted-average shares outstanding—diluted	305,179	267,556	233,304
Net loss attributable to common stockholders per common share— basic and diluted	$ (0.20)	$ (0.31)	$ (0.21)

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Net loss	$ (57,343)	$ (83,213)	$ (49,663)
Change from cash flow hedging activities	(1,850)	(11,589)	31,398
Change from activities related to available-for-sale debt securities	(46)	132	26
Comprehensive loss	(59,239)	(94,670)	(18,239)
Comprehensive loss attributable to redeemable noncontrolling interests	280	666	86
Comprehensive loss attributable to noncontrolling interests	20,934	23,830	4,740
Comprehensive loss attributable to common stockholders	$ (38,025)	$ (70,174)	$ (13,413)

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.
CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)	Stockholders' Equity					Noncontrolling Interests	Total Equity
	Common Stock		Additional Paid-in Capital	Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)		
	Shares	Amount					
Balance as of December 31, 2021	169,665	$ 1,696	$ 1,542,617	$ (865,844)	$ (9,563)	$ 107,520	$ 776,426
Net loss (excludes $370 attributable to redeemable noncontrolling interests)	—	—	—	(39,979)	—	(9,314)	(49,293)
Change from securities and cash flow hedging activities (excludes $284 attributable to redeemable noncontrolling interests)	—	—	—	—	26,566	4,574	31,140
Issuance of common stock	44,882	450	388,484	—	—	—	388,934
Share-based compensation	27	—	292	—	—	—	292
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(8,918)	—	—	—	(8,918)
Trailing distribution fees	—	—	(15,240)	5,166	—	(16,776)	(26,850)
Redemptions of common stock	(8,466)	(85)	(73,293)	—	—	—	(73,378)
Issuances of OP Units for DST Interests	—	—	—	—	—	252,578	252,578
Other noncontrolling interests net distributions	—	—	—	—	—	(65)	(65)
Distributions declared (excludes $735 attributable to redeemable noncontrolling interests)	—	—	—	(72,738)	—	(13,971)	(86,709)
Redemption value allocation adjustment to redeemable noncontrolling interests	—	—	(2,354)	—	—	—	(2,354)
Redemptions of noncontrolling interests	—	—	(2,245)	—	—	(5,691)	(7,936)
Reallocation of stockholders' equity and noncontrolling interests	—	—	69,167	—	(920)	(68,247)	—
Balance as of December 31, 2022	206,108	$ 2,061	$ 1,898,510	$ (973,395)	$ 16,083	$ 250,608	$ 1,193,867
Net loss (excludes $597 attributable to redeemable noncontrolling interests)	—	—	—	(62,427)	—	(20,189)	(82,616)
Change from securities and cash flow hedging activities (excludes $69 attributable to redeemable noncontrolling interests)	—	—	—	—	(7,747)	(3,641)	(11,388)
Issuance of common stock	13,900	139	120,604	—	—	—	120,743
Share-based compensation	35	—	271	—	—	—	271
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(4,314)	—	—	—	(4,314)
Trailing distribution fees	—	—	(232)	5,741	—	(11,246)	(5,737)
Redemptions of common stock	(22,815)	(228)	(193,631)	—	—	—	(193,859)
Issuances of OP Units for DST Interests	—	—	—	—	—	228,301	228,301
Other noncontrolling interests net distributions	—	—	—	—	—	(14)	(14)
Distributions declared (excludes $764 attributable to redeemable noncontrolling interests)	—	—	—	(78,742)	—	(24,207)	(102,949)
Redemption value allocation adjustment to redeemable noncontrolling interests	—	—	14	—	—	—	14
Redemptions of noncontrolling interests (excludes $4,940 attributable to redeemable noncontrolling interests)	—	—	(3,354)	—	—	(27,549)	(30,903)
Reallocation of stockholders' equity and noncontrolling interests	—	—	77,921	—	(1,977)	(75,944)	—
Balance as of December 31, 2023	197,228	$ 1,972	$ 1,895,789	$ (1,108,823)	$ 6,359	$ 316,119	$ 1,111,416
Net loss (excludes $273 attributable to redeemable noncontrolling interests)	—	—	—	(37,135)	—	(19,935)	(57,070)
Change from securities and cash flow hedging activities (excludes $7 attributable to redeemable noncontrolling interests)	—	—	—	—	(890)	(999)	(1,889)
Issuance of common stock	7,982	80	61,767	—	—	—	61,847
Share-based compensation	38	—	281	—	—	—	281
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(4,436)	—	—	—	(4,436)
Trailing distribution fees	—	—	1,768	4,959	—	(9,993)	(3,266)
Redemptions of common stock	(24,937)	(249)	(191,381)	—	—	—	(191,630)
Issuances of OP Units for DST Interests	—	—	—	—	—	639,102	639,102
Consolidation of joint venture partnership	—	—	—	—	—	4,033	4,033
Other noncontrolling interests net contributions	—	—	—	—	—	385	385
Distributions declared (excludes $544 attributable to redeemable noncontrolling interests)	—	—	—	(75,345)	—	(46,130)	(121,475)
Redemption value allocation adjustment to redeemable noncontrolling interests	—	—	41	—	—	—	41
Redemptions of noncontrolling interests (excludes $1,500 attributable to redeemable noncontrolling interests)	—	—	—	—	—	(31,368)	(31,368)
Reallocation of stockholders' equity and noncontrolling interests	—	—	192,817	—	(1,750)	(191,067)	—
Balance as of December 31, 2024	180,311	$ 1,803	$ 1,956,646	$ (1,216,344)	$ 3,719	$ 660,147	$ 1,405,971

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Operating activities:			
Net loss	$ (57,343)	$ (83,213)	$ (49,663)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Real estate-related depreciation and amortization	152,777	149,985	134,617
Straight-line rent and amortization of above- and below-market leases	(10,712)	(6,959)	(7,513)
Gain on sale of real estate property	(12,913)	(36,884)	(94,827)
Unrealized loss on DST Program Loans	17	—	—
Performance participation allocation	—	—	23,747
Valuation allowance on debt-related investment	—	(1,799)	1,799
(Income) loss from unconsolidated joint venture partnerships	(14,531)	3,578	(2,970)
(Gain) loss on extinguishment of debt and financing obligations, net	(41,050)	700	—
Provision for current expected credit losses	(1,533)	1,997	—
Amortization of deferred financing costs	10,035	7,380	7,364
(Decrease) increase in financing obligation liability appreciation	(69)	(459)	31,737
Unrealized loss (gain) on financing obligations	2,034	(932)	—
Unrealized (gain) loss on derivative instruments not designated as cash flow hedges	(264)	4,169	(4,051)
Paid-in-kind interest on investments in real estate debt and securities	(26,361)	(7,946)	(1,850)
Distributions of earnings from unconsolidated joint venture partnerships	4,463	3,369	2,828
Amortization of interest rate cap premiums	14,143	5,746	—
Other	(451)	(1,295)	(353)
Changes in operating assets and liabilities			
Other assets, accounts payable and accrued expenses and other liabilities	6,167	2,268	21,663
Debt-related investments, held for sale	(193,902)	—	—
Cash settlement of accrued performance participation allocation	—	(23,747)	—
Net cash (used in) provided by operating activities	(169,493)	15,958	62,528
Investing activities:			
Real estate acquisitions	(871,709)	(401,840)	(1,193,994)
Capital expenditures	(55,573)	(48,329)	(33,936)
Proceeds from disposition of real estate property	31,170	53,735	274,816
Investments in debt-related investments	(62,344)	(52,021)	(158,364)
Principal collections on debt-related investments	106,768	66,680	4,084
Investments in unconsolidated joint venture partnerships	(72,127)	(39,881)	(62,805)
Consolidation of equity method investment	2,649	—	—
Investments in available-for-sale debt securities	(2,992)	(102,160)	(14,888)
Principal collections on available-for-sale debt securities	4,586	—	—
Other	445	2,263	173
Net cash used in investing activities	(919,127)	(521,553)	(1,184,914)
Financing activities:			
Proceeds from mortgage notes	535,843	287,339	—
Repayments of mortgage notes	(22,238)	(72,164)	(1,638)
Proceeds from line of credit	1,384,555	1,220,000	1,250,000
Repayments of line of credit	(1,203,000)	(1,088,000)	(1,271,000)
Proceeds from term loan	—	—	275,000
Redemptions of common stock	(191,630)	(193,859)	(73,378)
Distributions paid to common stockholders, redeemable noncontrolling interest holders and noncontrolling interest holders	(78,322)	(61,227)	(49,601)
Proceeds from issuance of common stock	29,732	88,125	359,737
Proceeds from financing obligations, net	712,273	412,874	669,577
Offering costs for issuance of common stock and private placements	(17,253)	(15,355)	(15,953)
Cash payout of DST Interests	(3,898)	—	—
Redemption of noncontrolling interests	(31,368)	(30,903)	(7,936)
Redemption of redeemable noncontrolling interests	(3,454)	(2,985)	(7,724)
Debt issuance costs paid	(11,904)	(6,449)	(1,864)
Interest rate cap premiums	(3,379)	(29,321)	—
Other	395	—	—
Net cash provided by financing activities	1,096,352	508,075	1,125,220
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21	—	—
Net increase in cash, cash equivalents and restricted cash	7,753	2,480	2,834
Cash, cash equivalents and restricted cash, at beginning of period	19,666	17,186	14,352
Cash, cash equivalents and restricted cash, at end of period	$ 27,419	$ 19,666	$ 17,186

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Unless the context otherwise requires, the "Company," "we," "our" or "us" refers to Ares Real Estate Income Trust Inc. and its consolidated subsidiaries. We are externally managed by Ares Commercial Real Estate Management LLC (the "Advisor") and consider Ares real estate to be our sponsor (the "Sponsor").

Ares Real Estate Income Trust Inc. is a Maryland corporation formed on April 11, 2005. We are primarily focused on investing in and operating a diverse portfolio of real property and investing in other real estate-related assets. We currently focus our investment activities primarily across the major U.S. property sectors (residential (which includes and/or may include multi-family and other types of rental housing such as manufactured, student, and single family rental housing), industrial, retail and office (which includes and/or may include medical office and life science laboratories)) and investments in real estate debt and securities. To a lesser extent, we intend to strategically invest in geographies outside of the U.S., which may include Canada, Mexico, the United Kingdom, Europe and other foreign jurisdictions, and in other sectors such as credit lease and self-storage, properties in sectors adjacent to our primary investment sectors and/or infrastructure, to create a diversified blend of current income and long-term value appreciation. As of December 31, 2024, our consolidated real property portfolio consisted of 124 properties. We operate six reportable segments: residential properties, industrial properties, retail properties, office properties, other properties and real estate debt and securities. As used herein, the term "commercial" refers to our office, retail and industrial properties or customers, as applicable. See "Note 17" for information regarding the financial results by segment.

We believe we have operated in such a manner as to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust ("UPREIT") organizational structure to hold all or substantially all of our assets through an operating partnership, AREIT Operating Partnership LP (the "Operating Partnership"), of which we are the sole general partner and a limited partner.

We are currently offering shares pursuant to a securities offering and intend to operate as a perpetual-life REIT, which means that we intend to offer shares of our common stock on a continuous basis through our ongoing primary offerings and our distribution reinvestment plan. See "Note 10" for detail regarding our securities offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Global macroeconomic conditions, including heightened inflation, changes to fiscal and monetary policy, higher interest rates and challenges in the supply chain, coupled with the conflicts in Ukraine and in the Middle East, have the potential to negatively impact us. These current macroeconomic conditions may continue or aggravate and could cause the United States to experience an economic slowdown or recession. We anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Basis of Consolidation

The consolidated financial statements include the accounts of Ares Real Estate Income Trust Inc., the Operating Partnership, their wholly-owned subsidiaries, including a taxable REIT subsidiary, and their consolidated joint ventures, as well as amounts related to noncontrolling interests. See "Noncontrolling Interests" and "Redeemable Noncontrolling Interests" below for further detail concerning the accounting policies regarding noncontrolling interests. All material intercompany accounts and transactions have been eliminated.

We consolidate all entities in which we have a controlling financial interest through majority ownership or voting rights and variable interest entities for which we are the primary beneficiary. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider whether the entity is a variable interest entity ("VIE") and whether we are the primary beneficiary. We are the primary beneficiary of a VIE when we have (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. Entities that do not qualify as VIEs are generally considered voting interest entities ("VOEs") and are evaluated for consolidation under the voting interest model. VOEs are consolidated when we control the entity through a majority voting interest or other means. When the requirements for consolidation are not met and we have significant influence over the operations of the entity, the investment is accounted for under the equity method of accounting. Equity method investments are initially recorded at cost and subsequently adjusted for our pro-rata share of net income, contributions and distributions.

The Operating Partnership meets the criteria of a VIE as the Operating Partnership's limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the operating partnership agreement, we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.

Reclassifications

Certain items in our consolidated balance sheets as of December 31, 2023, our consolidated statements of operations for the years ended December 31, 2023 and 2022 and our consolidated statements of cash flows for the years ended December 31, 2023 and 2022 have been reclassified to conform to the 2024 presentation.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management's estimate of the property's "as-if" vacant fair value. The "as-if" vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as "intangible lease assets and liabilities."

If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. See "Note 3" for additional information regarding debt assumed in connection with our 2024 and 2023 acquisitions, if any. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building and intangible lease assets on a relative fair value basis. Transaction costs associated with business combinations are expensed as they are incurred. Properties that are probable to be sold are to be designated as "held for sale" on the consolidated balance sheets when certain criteria are met.

The results of operations for acquired businesses and properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date. During the years ended December 31, 2024, 2023 and 2022, we recorded $1.4 million, $0.3 million and $0.2 million, respectively, related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations.

Land, building, building improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as "real estate assets," are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest, insurance, real estate taxes and certain general and administrative expenses if such costs are incremental and identifiable to a specific activity to prepare the real estate asset for its intended use. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building and improvements	5 to 40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Certain of our investments in real estate are subject to ground leases, for which a lease liability and corresponding right of use asset are recognized. We calculate the amount of the lease liability and right of use asset by taking the present value of the remaining lease payments and adjusting the right of use asset for any existing straight-line ground rent liability and acquired ground lease intangibles. An estimated incremental borrowing rate of a loan with a similar term as the ground lease is used as the discount rate. The lease liability is included as a component of other liabilities, and the related right of use asset is recorded as a component of net investments in real estate properties on our consolidated balance sheets. The amortization of the below-market ground lease is recorded as an adjustment to real estate-related depreciation and amortization on our consolidated statements of operations.

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. There were no impairment charges during the years ended December 31, 2024, 2023 and 2022.

Investments in Unconsolidated Joint Venture Partnerships

We hold investments in unconsolidated joint venture partnerships that are accounted for under the equity method of accounting or the fair value option. Our investments in unconsolidated joint venture partnerships are initially recorded at cost (including direct acquisition costs) and subsequently adjusted to reflect our proportionate share of equity in the joint venture's net income (loss), distributions received, contributions made and certain other adjustments made, as appropriate, which is included in investments in unconsolidated joint venture partnerships on our consolidated balance sheets. The proportionate share of ongoing income or loss of the unconsolidated joint venture partnerships is recognized in income (loss) from unconsolidated joint venture partnerships on the consolidated statements of operations. The outside basis portion of our unconsolidated joint venture partnerships (if applicable) is amortized over the anticipated useful lives of the joint ventures' tangible and intangible assets acquired and liabilities assumed.

For certain of our investments in unconsolidated joint venture partnerships, we have elected the fair value option and account for these investments at fair value with the associated unrealized gains and losses recorded as a component of income (loss) from unconsolidated joint venture partnerships on our consolidated statements of operations.

When circumstances indicate there may have been a reduction in the value of an equity investment for which we account for under the equity method of accounting, we evaluate whether the loss is other than temporary. If we conclude it is other than temporary, an impairment charge is recognized to reflect the equity investment at fair value. No impairment losses were recorded related to our investments in unconsolidated joint venture partnerships for the years ended December 31, 2024, 2023 and 2022.

Debt-Related Investments

Debt-related investments that we originated or acquired prior to the third quarter of 2024 are considered to be held for investment, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts and a credit loss reserve, if applicable. Interest income is recorded on an accrual basis and is recorded as a component of debt-related income.

Beginning in the third quarter of 2024, we have elected the fair value option for our new debt-related investments and as such, these investments are carried at fair value. These assets are valued on a recurring basis and any unrealized gains and losses will be recorded as a component of other income and expenses on our consolidated statements of operations. Upfront fees and origination costs related to our debt-related investments for which the fair value option is elected are recognized in earnings as incurred. Such items are recorded as components of debt-related income on our consolidated statements of operations. Interest income is recorded on an accrual basis and is recorded as a component of debt-related income.

We classify debt-related investments as held for sale if there is a reasonable expectation to sell them in the short-term following the reporting date. Debt-related investments classified as held for sale are carried at the lower of carrying value or fair value, with changes in value recorded through earnings. If a debt-related investment is determined to be held for sale at the time of origination, upfront fees and origination costs are deferred and any portion retained will be recognized into interest income at the time of sale.

Debt-related investments are placed on non-accrual status at the earlier of when principal or interest payments are 90 days past due or when management has determined there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is reversed against interest income in the period the investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management's judgment regarding collectability of the investment based on the facts and circumstances regarding the payment received. Non-accrual investments are restored to accrual status when past due principal and interest are paid and, in management's judgment, are likely to remain current.

Current Expected Credit Losses

We record a reserve for current expected credit losses ("CECL Reserve") on both the outstanding balances and unfunded commitments on loans held for investment. The development of the CECL Reserve requires the consideration of a broad range of historical experience adjusted for current conditions and reasonable and supportable forecast information to inform credit loss estimates. Increases and decreases to expected credit losses impact earnings and are recorded within the provision for current expected credit losses in our consolidated statements of operations. The CECL Reserve related to outstanding balances on loans held for investment is a valuation account that is deducted from the amortized cost basis of our loans held for investment in our consolidated balance sheets. The CECL Reserve related to unfunded commitments on loans held for investment is recorded within other liabilities in our consolidated balance sheets. The CECL Reserve for unfunded commitments is based on the unfunded portion of the loan commitment over the full contractual period over which we are exposed to credit risk through a current obligation to extend credit and is recorded as an other liability on the consolidated balance sheets.

We estimate our CECL Reserve primarily using a probability-weighted model that considers the likelihood of default and expected loss given default for each individual loan. Calculation of the CECL Reserve requires loan specific data, which includes capital senior to us when we are the subordinate lender, changes in net operating income, debt service coverage ratio, loan-to-value, occupancy, property type and geographic location. Estimating the CECL Reserve also requires significant judgment with respect to various factors, including (i) the appropriate historical loan loss reference data, (ii) the expected timing of loan repayments, (iii) calibration of the likelihood of default to reflect the risk characteristics of our floating rate loan portfolio and (iv) our current and future view of the macroeconomic environment. We may consider loan-specific qualitative factors on certain loans to estimate our CECL Reserve. In order to estimate the future expected loan losses relevant to our portfolio, we utilize historical market loan loss data licensed from a third-party data service. For periods beyond the reasonable and supportable forecast period, we revert back to historical loss data.

Available-for-Sale Debt Securities

We acquire debt securities that are collateralized by mortgages on commercial real estate properties primarily for cash management and investment purposes. Additionally, we acquire or originate preferred equity investments that are recognized as debt securities as they have mandatory redemption features and meet the definition of securities under FASB ASC Topic 320, Investments—Debt Securities. On the acquisition date, we designate investments in real estate debt securities as available-for-sale. Investments in debt securities that are classified as available-for-sale are carried at fair value. These assets are valued on a recurring basis and any unrealized holding gains and losses other than those associated with a credit loss are recorded each period in other comprehensive income.

As applicable, available-for-sale debt securities that are in an unrealized loss position are evaluated quarterly on an individual security basis to determine whether a credit loss exists. In the assessment, we consider the extent of the difference between fair value and amortized cost, changes in credit rating, and any other adverse factors directly impacting the security. If we determine a credit loss exists, the extent of the credit loss is recognized in the consolidated statements of operations and any additional loss not attributable to credit loss is recognized in other comprehensive income. There was no credit loss recognized during the years ended December 31, 2024, 2023 or 2022.

Available-for-sale debt securities will be on non-accrual status at the earlier of (i) principal or interest payments becoming 90 days past due or (ii) management's determination that there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is reversed against interest income in the period the debt security is placed on non-accrual status. Interest payments received on non-accrual securities may be recognized as income or applied to principal depending upon management's judgment regarding collectability of the debt security based on the facts and circumstances regarding the payment received. Non-accrual debt securities are restored to accrual status when past due principal and interest are paid and, in management's judgment, are likely to remain current. There were no securities on non-accrual status as of December 31, 2024 or 2023.

DST Program

We have a program to raise capital through private placement offerings by selling beneficial interests (the "DST Interests") in specific Delaware statutory trusts holding real properties (the "DST Program"). Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trusts by the Operating Partnership or its affiliates (each, a "DST Property" and collectively, the "DST Properties"). DST Properties may be sourced from properties currently owned by the Operating Partnership or newly acquired properties. The underlying interests of real properties sold to investors pursuant to such private placements are leased-back by a wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the Delaware statutory trusts from the investors at a later time in exchange for OP Units, cash or a combination of OP Units and cash. This results in a failed sale and leaseback transaction for accounting purposes. Therefore, we record DST Interests as financing obligation liabilities and the associated property and its operations remain fully consolidated. If we exercise our option to reacquire a DST Property by settling in cash or issuing OP units in exchange for DST Interests, we extinguish the financing obligation liability and record the settlement of cash or the issuance of the OP Units as an issuance of equity.

Rental payments made to the Delaware statutory trusts pursuant to the master lease agreements are accounted for as interest expense related to the financing obligation liability. For DST Program offerings for which our option to reacquire a DST Property has not been elected, increases in the fair value of the repurchase option are recognized as interest expense ratably through the estimated period in which the repurchase option is expected to be exercised, resulting in a corresponding accretion of the financial obligation liability balance. Decreases in fair value of the repurchase option below the initial financing obligation liability balance are not recognized unless the repurchase option is exercised, at which point a gain on extinguishment of debt would be recognized for the difference between the financing obligation liability balance and value of OP Units issued. All upfront costs incurred for services provided by the Advisor and its affiliates related to the DST Program offerings for which the fair value option has not been elected are accounted for as deferred financing costs and are netted against the financing obligation liability.

For DST Program offerings commencing on or after October 1, 2023, we have elected the fair value option for the associated financing obligations and as such, they will be carried at fair value. These liabilities are valued on a recurring basis and any unrealized gains and losses will be recorded as in unrealized gain (loss) on financial obligations on our consolidated statements of operations. Costs incurred for services provided by the Advisor and its affiliates related to our DST Program offerings for which the fair value option has been elected are recognized in earnings as incurred.

In order to facilitate additional capital raise through the DST Program, we have made and may continue to offer loans ("DST Program Loans") to finance a portion of the sale of DST Interests in the trusts holding DST Properties to potential investors. We include our investments in DST Program Loans separately on our balance sheets in the DST Program Loans line item and we include income earned from DST Program Loans in other income and expenses on our consolidated statements of operations. For DST Program offerings commencing on or after October 1, 2023, we have elected the fair value option for the associated DST Program Loans and as such, they will be carried at fair value. These assets are valued on a recurring basis and any unrealized gains and losses will be recorded as a component of other income and expenses on our consolidated statements of operations. For all DST Program Loans related to DST Program offerings for which the fair value option has not been elected, these instruments are carried at amortized cost. Credit loss reserves associated with our DST Program Loans for which the fair value option has not been elected were immaterial as of and for the years ended December 31, 2024, 2023 and 2022.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, such as money market mutual funds or certificates of deposit. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.

Restricted Cash

Restricted cash consists primarily of lender and property-related escrow accounts.

Derivative Instruments

Our derivative instruments are used to manage exposure to variability in expected future interest payments and are recorded at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt.

For derivatives that are not designated and do not qualify as hedges, we present changes in the fair value as gain (loss) on derivative instruments on the consolidated statements of operations. We do not use derivative instruments for trading or speculative purposes.

Deferred Financing Costs

Deferred financing costs include: (i) debt issuance costs incurred to obtain long-term financing and cash flow hedges; and (ii) financing costs associated with financing obligations for DST Program offerings for which we have not elected the fair value option. These costs are amortized to interest expense over the expected terms of the related credit facilities or financing obligations. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date.

Accumulated amortization of debt issuance costs was approximately $14.5 million and $8.3 million as of December 31, 2024 and 2023, respectively. Our interest expense for the years ended December 31, 2024, 2023 and 2022 included $6.0 million, $4.3 million and $3.8 million, respectively, of amortization of debt issuance costs.

Accumulated amortization of financing costs associated with financing obligations was approximately $0.4 million and $2.5 million as of December 31, 2024 and 2023, respectively. Our interest expense for the years ended December 31, 2024, 2023 and 2022 included $4.0 million, $3.1 million and $3.6 million, respectively, of amortization of financing costs and expensed financing costs associated with financing obligations.

Distribution Fees

Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T-R, Class S-R, Class D-R, Class S-PR and Class D-PR shares and OP Units. As of the balance sheet date, we accrue for: (i) the monthly amount payable, and (ii) the estimated amount of distribution fees that we may pay in future periods. The accrued distribution fees for common shares are reflected in additional paid-in capital in stockholders' equity and the accrued distribution fees for OP Units are reflected in noncontrolling interests. See "Note 13" for additional information regarding when distribution fees become payable.

Noncontrolling Interests

Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The limited partner interests not owned by us are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders' equity.

Transactions that change our ownership interest in the Operating Partnership are accounted for as equity transactions if we retain our controlling financial interest in the Operating Partnership. Therefore, we adjust the net equity balances in the Operating Partnership to reflect the changes in ownership of the Operating Partnership between us and the other limited partners. These adjustments are based on the respective ownership at the end of each period and are reflected as a reallocation between additional paid-in capital and accumulated other comprehensive income within stockholders' equity and noncontrolling interests within our equity section on our consolidated balance sheets and our consolidated statements of equity.

For consolidated joint venture partnerships, the non-controlling partner's share of the assets, liabilities and operations of the joint venture is included in noncontrolling interests as equity. The noncontrolling partner's interest is generally computed as the joint venture partner's ownership percentage.

Redeemable Noncontrolling Interests

The Operating Partnership issued units in the Operating Partnership ("OP Units") to the Advisor and Black Creek Diversified Property Advisors LLC (the "Former Advisor") as payment for the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the terms of the second amended and restated advisory agreement (2024), effective as of August 2, 2024 (the "Advisory Agreement"), by and among us, the Operating Partnership and the Advisor. The Advisor and Former Advisor subsequently transferred these OP Units to its members or their affiliates or redeemed for cash. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets due to the fact that, as provided in the agreement of limited partnership of the Operating Partnership (the "Partnership Agreement"), the limited partners who hold these OP Units generally have the ability to request transfer or redeem their OP Units at any time irrespective of the period that they have held such OP Units, and the Operating Partnership is required to satisfy such redemption for cash unless such cash redemption would be prohibited by applicable law or the Partnership Agreement, in which case such OP Units will be redeemed for shares of our common stock of the class corresponding to the class of such OP Units. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for the share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period. See "Note 11" for additional information regarding redeemable noncontrolling interests.

Revenue Recognition

When a lease is entered into, we first determine if the collectability from the customer is probable. If the collectability is not probable, we recognize revenue when the payment has been received. If the collectability is determined to be probable, we record rental revenue on a straight-line basis over the lease term. Revenues associated with operating expense recoveries are recognized in the period in which the expenses are incurred based upon the tenant lease provisions, in accordance with FASB ASC Topic 842, Leases. Certain properties have leases that offer the customer a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from customers for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. We analyze accounts receivable by considering customer creditworthiness and current economic trends on customers' businesses, and customers' ability to make payments on time and in full when evaluating the adequacy of the allowance for doubtful accounts receivable. We evaluate collectability from our customers on an ongoing basis. If the assessment of collectability changes during the lease term, any difference between the revenue that would have been recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2024 and 2023, our allowance for doubtful accounts was approximately $1.0 million and $0.7 million, respectively. These amounts are included in our other assets on the consolidated balance sheets.

In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

Upon disposition of a real estate asset, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.

Debt-related income is accrued based on the outstanding principal amount and the contractual terms of each debt-related investment or debt security. For debt-related investments carried at cost, the origination fees, contractual exit fees and direct loan origination costs are also recognized in interest income over the initial loan term as a yield adjustment using the effective interest method. For debt-related investments carried at fair value, upfront fees and origination costs are recognized in earnings as incurred. For debt-related investments deemed to be held for sale, upfront fees and origination costs are deferred and any portion retained will be recognized into interest income at the time of sale. For available-for-sale debt securities, premiums or discounts are amortized or accreted into interest income as a yield adjustment using the effective interest method.

Income Taxes

We elected under the Internal Revenue Code of 1986, as amended, to be taxed as a REIT beginning with the tax year ended December 31, 2006. As a REIT, we generally are not subject to U.S. federal income taxes on net income we distribute to our stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income or from the operations of our taxable REIT subsidiaries.

Net Income (Loss) Per Share

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units. See "Note 14" for additional information regarding net income (loss) per share.

Foreign Currency

The U.S. dollar is the functional and reporting currency of the Company. All foreign currency asset and liability amounts are monetary assets and liabilities and therefore are remeasured into U.S. dollars based on the spot rate at the end of each period.

We have executed borrowings in the same foreign currency as our foreign investments to protect against the foreign currency exchange rate risk inherent in transactions denominated in foreign currencies. As our foreign currency asset and liability amounts are associated with a foreign currency denominated investment in unconsolidated joint venture partnership, we have included all foreign currency unrealized gains and losses within income from investments in unconsolidated joint venture partnerships on the consolidated statements of operations.

Fair Value Measurements

Fair value measurements are determined based on assumptions that market participants would use in pricing of assets or estimating liabilities. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

- Quoted prices for similar assets/liabilities in active markets;

- Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

- Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

- Inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. We believe this risk is mitigated by investing our cash with high-credit quality financial institutions.

As our revenues predominately consist of rental payments, we are dependent on our customers for our source of revenues. Concentration of credit risk arises when our source of revenue is highly concentrated from certain of our customers. As of December 31, 2024, no customers represented more than 10.0% of our total annualized base rent of our properties.

Recently Adopted Accounting Standards

Effective November 27, 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances disclosure requirements to segment reporting. ASU No. 2023-07 will improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to develop more useful financial analysis and includes the following changes: (i) single segment entities must follow segment guidance, (ii) must name the title and position of the chief operating decision maker and (iii) the ability to elect more than one performance measure. ASU No. 2023-07 does not change how a public entity identifies its operating segments, aggregates those operating segments, or applies quantitative thresholds to determine its reportable segments. ASU No. 2023-07 is effective beginning in annual periods after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this standard as of the annual reporting period beginning January 1, 2024. The adoption did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes, which provides improvements to income tax disclosures by enhancing the transparency around rate reconciliation and income taxes paid by jurisdiction. The standard will be effective for annual periods beginning after December 15, 2024. We are currently evaluating the impact that the adoption of the new standard will have on our consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses, which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion) included in expense captions on the statements of operations. ASU No. 2024-03 is effective on a prospective basis, with the option for retrospective application, for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently assessing this guidance and determining the impact on our consolidated financial statements.

3. INVESTMENTS IN REAL ESTATE PROPERTIES

The following table summarizes our consolidated investments in real estate properties:

	As of December 31,	
(in thousands)	2024 (1)	2023
Land	$ 860,990	$ 754,149
Buildings and improvements	4,323,688	3,505,921
Intangible lease assets	365,132	330,291
Right of use asset	13,637	13,637
Investment in real estate properties	5,563,447	4,603,998
Accumulated depreciation and amortization	(832,044)	(714,684)
Net investment in real estate properties	$ 4,731,403	$ 3,889,314

(1) Includes three properties with an aggregate accounting basis of $16.0 million that has met the criteria of held for sale as of December 31, 2024.

Acquisitions

During the years ended December 31, 2024 and 2023, we acquired 100% of the following properties through asset acquisitions:

(in thousands)	Property Type	Acquisition Date	Total Purchase Price (1)
2024 Acquisitions:			
Metro North IC	Industrial	5/8/2024	$ 54,485
CERU Boca Raton	Residential	5/15/2024	139,718
Sugar Land CC	Industrial	6/28/2024	35,903
Metro Storage Sharon Hill	Self-Storage	7/31/2024	16,761
Metro Storage Newtown Square	Self-Storage	7/31/2024	24,724
Metro Storage Trevose	Self-Storage	7/31/2024	21,151
Metro Storage Sarasota	Self-Storage	7/31/2024	15,532
Metro Storage Fort Myers	Self-Storage	7/31/2024	12,766
Metro Storage Pinellas Park	Self-Storage	7/31/2024	6,765
Pima Street Logistics Center	Industrial	10/1/2024	18,044
Mercury NoDa	Residential	11/13/2024	72,614
The Artizia at Loso	Residential	11/19/2024	95,731
Everlight	Residential	12/4/2024	123,370
Southpark Logistics Center I	Industrial	12/20/2024	28,139
Southpark Logistics Center II	Industrial	12/20/2024	28,744
Southpark Logistics Center III	Industrial	12/20/2024	16,034
Grove City Logistics Center	Industrial	12/20/2024	20,405
Whitestown Distribution Center I	Industrial	12/20/2024	12,384
Whitestown Distribution Center II	Industrial	12/20/2024	22,808
Whitestown Distribution Center III	Industrial	12/20/2024	8,023
Greensfield Distribution Center	Industrial	12/20/2024	7,773
Fairfield Commerce Center	Industrial	12/20/2024	15,074
Ohio Logistics Center	Industrial	12/20/2024	7,542
Richmond Airport Logistics Center I	Industrial	12/20/2024	25,671
Richmond Airport Logistics Center II	Industrial	12/20/2024	25,093
Richmond Airport Logistics Center III	Industrial	12/20/2024	16,587
Total 2024 acquisitions			$ 871,841
2023 Acquisitions:			
VM8 Logistics Center	Industrial	1/19/2023	$ 17,511
Moreno Valley Distribution Center	Industrial	5/2/2023	33,421
SLC Logistics Center	Industrial	9/26/2023	77,085
Cindel Drive Business Park	Industrial	12/19/2023	25,409
Arabelle Lincoln Station	Residential	8/16/2023	80,086
BLVD Dallas	Residential	9/15/2023	58,050
Regency at Johns Creek Walk	Residential	11/6/2023	59,815
Aventura Storage	Self-Storage	12/18/2023	31,043
Norwood Storage	Self-Storage	12/20/2023	23,903
Total 2023 acquisitions			$ 406,323

(1) Total purchase price is equal to the total consideration paid plus any debt assumed at fair value. There was no debt assumed in connection with the 2024 and 2023 acquisitions.

During the years ended December 31, 2024 and 2023, we allocated the purchase price of our acquisitions to land, building and improvements and intangible lease assets and liabilities as follows:

| (in thousands) | For the Year Ended December 31, | | | |
	2024		2023	
Land	$	109,264	$	67,173
Building and improvements		736,575		322,409
Intangible lease assets		38,581		15,973
Above-market lease assets		1,777		993
Below-market lease liabilities		(14,356)		(225)
Total purchase price (1)	$	871,841	$	406,323

(1) Total purchase price is equal to the total consideration paid plus any debt assumed at fair value. There was no debt assumed in connection with the 2024 and 2023 acquisitions.

The weighted-average amortization period for the intangible lease assets and liabilities acquired in connection with our acquisitions during the years ended December 31, 2024 and 2023, as of the respective date of each acquisition, were 4.8 years and 3.9 years, respectively.

Consolidation of Joint Venture Partnership

In December 2024, we consolidated an entity that was previously accounted for as an investment in unconsolidated joint venture partnership as on the third anniversary of the joint venture formation we obtained the equivalent to kick-out rights that provided us a controlling financial interest without any additional investment. Because the entity does not meet the definition of a business, we consolidated the entity based on a cost accumulation model with the noncontrolling interest recognized at carryover basis equal to 15.0% of the entity's net assets. No gain or loss was recognized upon consolidation. We have an 85.0% ownership in the entity, which owns one residential property. Prior to consolidation, the carrying value of the investment in the joint venture partnership was $22.9 million. The assets, liabilities and noncontrolling interests assumed upon consolidation were as follows:

(in thousands)		Carrying Value Upon Consolidation
Net investment in real estate properties	$	75,506
Cash and cash equivalents		2,322
Restricted cash		327
Other assets		1,052
Accounts payable and accrued expenses		(550)
Debt, net		(51,471)
Other liabilities		(297)
Noncontrolling interests		(4,033)

Dispositions

During the year ended December 31, 2024, we sold one industrial property, one parcel of land and two partial retail properties for net proceeds of approximately $31.2 million. We recorded a net gain on sale of $12.9 million.

During the year ended December 31, 2023, we sold one partial retail property for net proceeds of approximately $53.7 million. We recorded a net gain on sale of $36.9 million.

During the year ended December 31, 2022, we sold six retail properties, one office property and a land parcel for net proceeds of approximately $274.8 million. We recorded a net gain on sale of $94.8 million.

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities as of December 31, 2024 and 2023 included the following:

(in thousands)	As of December 31, 2024			As of December 31, 2023		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets (1)	$ 339,800	$ (253,545)	$ 86,255	$ 306,365	$ (234,172)	$ 72,193
Above-market lease assets (1)	25,332	(21,168)	4,164	23,926	(20,525)	3,401
Below-market lease liabilities	(84,910)	38,812	(46,098)	(73,556)	36,477	(37,079)

(1) Included in net investment in real estate properties on the consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities as of December 31, 2024 for the next five years and thereafter:

(in thousands)	Estimated Net Amortization		
	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
Year 1	$ 26,822	$ 1,201	$ (6,299)
Year 2	17,763	993	(5,927)
Year 3	13,951	847	(5,071)
Year 4	9,378	627	(4,301)
Year 5	6,260	385	(3,551)
Thereafter	12,081	111	(20,949)
Total	$ 86,255	$ 4,164	$ (46,098)

Rental Revenue Adjustments and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities and real estate-related depreciation and amortization expense:

(in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Increase (decrease) to rental revenue:			
Straight-line rent adjustments	$ 6,823	$ 3,384	$ 3,414
Above-market lease amortization	(1,014)	(818)	(724)
Below-market lease amortization	4,903	4,393	4,823
Real estate-related depreciation and amortization:			
Depreciation expense	$ 128,163	$ 126,102	$ 97,418
Intangible lease asset amortization	24,614	23,883	37,199

Future Minimum Rentals

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our commercial customers under the terms of non-cancelable operating leases in effect as of December 31, 2024 were as follows for the next five years and thereafter:

(in thousands)	As of December 31, 2024
Year 1	$ 177,915
Year 2	164,483
Year 3	141,196
Year 4	114,495
Year 5	85,592
Thereafter	208,270
Total	$ 891,951

The amounts above do not reflect future rental revenue from the renewal or replacement of existing leases and exclude reimbursements of operating expenses along with rental increases that are not fixed. Leases for our residential and self-storage customers are generally 12 months or less and are therefore excluded from the table above.

4. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURE PARTNERSHIPS

We hold investments in unconsolidated joint venture partnerships that are accounted for under the equity method of accounting or the fair value option. We made our first investment in unconsolidated joint venture partnerships for which we have elected the fair value option during the first quarter of 2024. We account for these investments at fair value with the associated unrealized gains and losses recorded as a component of income from unconsolidated joint venture partnerships on our consolidated statements of operations.

The following table summarizes our investments in unconsolidated joint venture partnerships as of December 31, 2024 and 2023:

($ in thousands)	Number of Joint Venture Partnerships as of December 31, 2024	Number of Joint Venture Partnerships as of December 31, 2023	Ownership Percentage as of December 31, 2024	Ownership Percentage as of December 31, 2023	Investments in Unconsolidated Joint Venture Partnerships as of December 31, 2024	Investments in Unconsolidated Joint Venture Partnerships as of December 31, 2023
Investments in unconsolidated joint venture partnerships, carried at cost:						
Residential joint venture partnerships (1)	—	1	— %	85.0 %	$ —	$ 23,932
Credit Lease joint venture partnerships	3	3	50.0 %	50.0 %	101,569	104,232
Data Center joint venture partnerships	2	2	10.0 - 10.2 %	10.0 %	42,663	24,977
Real Estate Debt joint venture partnerships (2)	2	1	19.9 - 20.0 %	19.9 %	29,678	164
Total investments in unconsolidated joint venture partnerships, carried at cost					173,910	153,305
Investments in unconsolidated joint venture partnerships, carried at fair value:						
Industrial joint venture partnerships (2)	1	—	27.4 %	N/A	38,386	—
Total investments in unconsolidated joint venture partnerships, carried at fair value					38,386	—
Total					$ 212,296	$ 153,305

(1) In December 2024, we consolidated the residential joint venture partnership, which was previously unconsolidated. See "Note 3" for further disclosure of the consolidation of this joint venture partnership.

(2) Includes joint venture partnerships that invest in assets and properties in Europe.

As of December 31, 2024, we had unfunded commitments of $217.6 million, in aggregate, related to our investments in unconsolidated joint venture partnerships.

(in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Income (loss) from unconsolidated joint venture partnerships, carried at cost:			
Equity in income (loss) from unconsolidated joint venture partnerships	$ 9,621	$ (3,578)	$ 2,970
Total income (loss) from unconsolidated joint venture partnerships, carried at cost	9,621	(3,578)	2,970
Income (loss) from unconsolidated joint venture partnerships, carried at fair value:			
Gain on investment	5,220	—	—
Foreign currency loss on investment	(658)	—	—
Total income from unconsolidated joint venture partnerships, carried at fair value	4,562	—	—
Other foreign currency gain:			
Foreign currency gain on debt held in foreign currencies	327	—	—
Foreign currency gain on remeasurement of cash and cash equivalents	21	—	—
Total other foreign currency gain	348	—	—
Total	$ 14,531	$ (3,578)	$ 2,970

5. INVESTMENTS IN REAL ESTATE DEBT AND SECURITIES

Debt-Related Investments

The following table summarizes our debt-related investments, excluding debt-related investments classified as held for sale, as of December 31, 2024 and 2023:

($ in thousands)	Carrying Amount (1)	Outstanding Principal (1)	Weighted-Average Interest Rate	Weighted-Average Remaining Life (Years)
As of December 31, 2024				
Senior loans, carried at cost (2)	$ 187,857	$ 188,759	8.6 %	0.8
Senior loans, carried at fair value	28,844	28,844	7.8	2.3
Total debt-related investments	$ 216,701	$ 217,603	8.5 %	1.0
As of December 31, 2023				
Senior loans, carried at cost	$ 141,737	$ 143,550	9.8 %	2.2
Mezzanine loans, carried at cost	106,064	106,768	11.4	0.9
Total debt-related investments	$ 247,801	$ 250,318	10.5 %	1.6

(1) The difference between the carrying amount and the outstanding principal amount of our debt-related investments carried at cost consists of unamortized purchase discount, deferred financing costs, loan origination costs, and any recorded credit loss reserves, if applicable. For our debt-related investments carried at fair value, the difference between the carrying amount and the outstanding principal amount is cumulative unrealized gains or losses.

(2) As of December 31, 2024, we had one senior loan that was in default and on non-accrual status with a carrying value of $46.6 million. During the year ended December 31, 2024, we recognized $4.6 million in debt-related income, of which $1.8 million was received in cash and $2.8 million was capitalized to the principal balance. Weighted-average interest rate and weighted-average remaining life exclude this senior loan from its calculations as of December 31, 2024. During the year ended December 31, 2023, we had agreed to a modification of this senior loan agreement extending the maturity date.

During the year ended December 31, 2024, we received $106.8 million of principal repayments on one mezzanine loan debt-related investment. During the year ended December 31, 2023, we received full repayment of $64.9 million outstanding principal on one senior loan debt-related investment and $1.8 million of partial principal repayments on one mezzanine loan debt-related investment.

As of December 31, 2024, we had one debt-related investment for which we have elected the fair value option and which is carried at fair value. The carrying amount and the outstanding principal amount was $28.8 million, with a total current commitment of $29.4

million as of December 31, 2024. During the year ended December 31, 2024, we did not recognize any gains or losses on this investment. We had no debt-related investments carried at fair value as of December 31, 2023.

Current Expected Credit Losses

As of December 31, 2024, our CECL Reserve for our debt-related investment carried at cost portfolio was $0.5 million or 0.2% of our debt-related investment carried at cost total current commitment balance of $227.2 million. During the year ended December 31, 2024, we recognized a decrease in provision for current expected credit losses of $1.5 million. The debt-related investment carried at cost total current commitment balance is comprised of $188.8 million of funded commitments and $38.4 million of unfunded commitments with associated CECL Reserves of $0.4 million and $0.1 million, respectively. Our $46.6 million loan on non-accrual status is a loan in which repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty, therefore we have adopted the practical expedient to measure the allowance for credit loss based on the fair value of collateral resulting in no allowance for this loan as of December 31, 2024.

As of December 31, 2023, our CECL Reserve for our debt-related investment carried at cost portfolio was $2.0 million or 0.6% of our debt-related investment carried at cost total current commitment balance of $331.2 million. During the year ended December 31, 2023, we recognized an increase in provision for current expected credit losses of $2.0 million. The debt-related investment carried at cost total current commitment balance is comprised of $250.3 million of funded commitments and $80.9 million of unfunded commitments with associated CECL Reserves of $1.3 million and $0.7 million, respectively. We had elected the fair value of collateral expedient for the one senior loan debt-related investment that was modified during the year ended December 31, 2023, as the balance is fully secured against the underlying collateral comprising unsold condo units, repayment is based on the sale of underlying collateral, and the borrower is experiencing financial difficulties. There was no CECL Reserve associated with this investment as of December 31, 2023, as the estimate fair value of collateral exceeds the amortized cost balance.

There have been no write-offs or recoveries related to any of our existing debt-related investments.

The following table summarizes activity related to our CECL Reserve on funded commitments for the years ended December 31, 2024 and 2023:

(in thousands)	For the Year Ended December 31,	
	2024	2023
Balance at beginning of the year	$ 1,327	$ —
Provision for current expected credit losses	(986)	1,327
Write-offs	—	—
Recoveries	—	—
Ending balance (1)	$ 341	$ 1,327

---

(1) The CECL Reserve related to funded commitments is included in investments in real estate debt and securities on the consolidated balance sheets.

The following table summarizes activity related to our CECL Reserve on unfunded commitments for the years ended December 31, 2024 and 2023:

(in thousands)	For the Year Ended December 31,	
	2024	2023
Balance at beginning of the year	$ 670	$ —
Provision for current expected credit losses	(547)	670
Write-offs	—	—
Recoveries	—	—
Ending balance (1)	$ 123	$ 670

(1) The CECL Reserve related to unfunded commitments is included in other liabilities on the consolidated balance sheets.

Debt-Related Investments, Held For Sale

As of December 31, 2024, we had one debt-related investment classified as held for sale. The carrying amount was $193.9 million and the outstanding principal amount was $196.0 million, with an interest rate of 7.0% and maturity date of January 2027 as of December 31, 2024. See Note 18 "Subsequent Events" for additional information on the sale of the debt-related investment subsequent to our reporting date. We had no debt-related investments classified as held for sale as of December 31, 2023.

Available-for-Sale Debt Securities

As of December 31, 2024 we had one preferred equity investment, one commercial real estate collateralized loan obligation ("CRE CLO" or multiple "CRE CLOs") and one commercial mortgage backed-security ("CMBS") designated as available-for-sale debt securities. As of December 31, 2023, we had one preferred equity investment and one CRE CLO designated as available-for-sale debt securities. As of December 31, 2024 and 2023, the weighted-average remaining term of our CRE CLOs and CMBS, which is based on the estimated fully extended maturity dates of the underlying loans of the debt security, was 2.5 years and 3.1 years, respectively, and the remaining term of our preferred equity investment was 2.1 years and 3.1 years, respectively. We had no unfunded commitments related to our preferred equity investment as of December 31, 2024 or 2023. There were no credit losses associated with our available-for-sale debt securities as of December 31, 2024 or 2023. The following table summarizes our investments in available-for-sale debt securities as of December 31, 2024 and 2023:

(in thousands)	Face Amount	Amortized Cost	Unamortized Discount	Unamortized Fees (1)	Unrealized Gain, Net (2)	Fair Value
As of December 31, 2024						
CRE CLOs & CMBS	$ 13,325	$ 13,258	$ 67	$ —	$ 112	$ 13,370
Preferred equity	123,767	123,187	—	580	—	123,187
Total debt securities	$ 137,092	$ 136,445	$ 67	$ 580	$ 112	$ 136,557
As of December 31, 2023						
CRE CLOs	$ 14,910	$ 14,825	$ 85	$ —	$ 158	$ 14,983
Preferred equity	108,250	107,392	—	858	—	107,392
Total debt securities	$ 123,160	$ 122,217	$ 85	$ 858	$ 158	$ 122,375

(1) Includes unamortized loan origination fees received on debt securities.
(2) Represents cumulative unrealized gain beginning from acquisition date.

6. DEBT

Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under our non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. One of our mortgage notes is currently partial recourse to us, for which we provide $12.8 million in limited guarantees until we meet certain lender-specified thresholds at the collateralized property. Other than this limited guarantee, the assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our debt and obligations, unless we first satisfy the mortgages note payable on the respective underlying properties. A summary of our debt is as follows:

($ in thousands)	Weighted-Average Effective Interest Rate as of December 31, 2024	Weighted-Average Effective Interest Rate as of December 31, 2023	Current Maturity Date	Balance as of December 31, 2024	Balance as of December 31, 2023
Line of credit (1)	5.82 %	5.35 %	November 2025	$ 548,228	$ 367,000
Term loan (2)	3.36	3.31	November 2026	400,000	400,000
Term loan (3)	4.53	4.26	January 2027	400,000	400,000
Fixed-rate mortgage notes	4.52	4.46	January 2027 - May 2031	654,795	596,191
Floating-rate mortgage notes (4)	6.05	5.25	October 2025 - October 2026	714,151	207,600
Total principal amount / weighted-average (5)	5.01 %	4.43 %		$ 2,717,174	$ 1,970,791
Less: unamortized debt issuance costs				$ (23,034)	$ (17,038)
Add: unamortized mark-to-market adjustment on assumed debt				6,328	7,367
Total debt, net				$ 2,700,468	$ 1,961,120
Gross book value of properties encumbered by debt				$ 2,309,100	$ 1,391,173

(1) The effective interest rate for our borrowings in U.S. dollars, which was $513.0 million as of December 31, 2024, is calculated based on the Term Secured Overnight Financing Rate ("Term SOFR") plus an 11.448 basis point adjustment ("Adjusted Term SOFR"), plus a margin ranging from 1.25% to 2.00% depending on our consolidated leverage ratio. The effective interest rate for our borrowings in pound sterling, which was $35.2 million as of December 31, 2024 when converted to U.S. dollars, is calculated based on the Sterling Overnight Index Average Reference Rate ("SONIA") plus a 3.26 basis point adjustment, plus a margin ranging from 1.25% to 2.00% depending on our consolidated leverage ratio. As of December 31, 2024, the unused and available portions under the line of credit were approximately $351.8 million and $297.1 million, respectively. The weighted-average interest rate is the all-in interest rate. The line of credit is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.

(2) The effective interest rate is calculated based on Adjusted Term SOFR, plus a margin ranging from 1.20% to 1.90% depending on our consolidated leverage ratio. Total commitments for this term loan are $400.0 million. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate swap agreements relating to $200.0 million in borrowings under this term loan and interest rate cap agreements relating to $200.0 million in borrowings under this term loan.

(3) The effective interest rate is calculated based on Adjusted Term SOFR, plus a margin ranging from 1.20% to 1.90% depending on our consolidated leverage ratio. Total commitments for this term loan are $400.0 million. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate swap agreements relating to $275.0 million in borrowings under this term loan and interest rate cap agreements relating to $50.0 million in borrowings under this term loan.

(4) The effective interest rate is calculated based on Adjusted Term SOFR plus a margin. As of both December 31, 2024 and 2023, our floating-rate mortgage notes were subject to interest rate spreads ranging from 1.55% to 2.50%. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate cap agreements which capped the effective interest rates of our four floating-rate mortgage notes ranging from 4.45% to 6.55% as of December 31, 2024.

(5) The weighted-average remaining term of our consolidated borrowings was 2.1 years as of December 31, 2024, excluding the impact of certain extension options.

For the years ended December 31, 2024, 2023 and 2022, the amount of interest incurred related to our consolidated indebtedness, excluding amortization of debt issuance costs, was $116.9 million, $85.9 million and $55.4 million, respectively. For the years ended December 31, 2024 and 2023 the amount of interest incurred related to our consolidated indebtedness includes $14.1 million, $5.7 million, respectively, related to the amortization of our interest rate cap premiums. For the year ended December 31, 2022, we had no amount related to the amortization of our interest rate cap premiums. See "Note 7" for the amount of interest incurred related to the DST Program (as defined below).

As of December 31, 2024, the principal payments due on our consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loans	Mortgage Notes (2)	Total
2025	$ 548,228	$ —	$ 110,928	$ 659,156
2026	—	400,000	610,665	1,010,665
2027	—	400,000	177,034	577,034
2028	—	—	90,477	90,477
2029	—	—	270,385	270,385
Thereafter	—	—	109,457	109,457
Total principal payments	$ 548,228	$ 800,000	$ 1,368,946	$ 2,717,174

(1) The term of the line of credit may be extended pursuant to two six-month extension options, subject to certain conditions.
(2) A $115.0 million mortgage note matures in January 2027 and may be extended pursuant to two one-year extension options, subject to certain conditions. A $51.6 million mortgage note matures in January 2026 and may be extended pursuant to one one-year extension options, subject to certain conditions. A $475.0 million mortgage note matures in October 2026 and may be extended pursuant to three one-year extension options, subject to certain conditions.

Debt Covenants

Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate-level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with our debt covenants as of December 31, 2024.

Derivative Instruments

To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price.

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss is recorded as a component of accumulated other comprehensive income (loss) ("AOCI") on the consolidated balance sheets and is reclassified into earnings as interest expense for the same period that the hedged transaction affects earnings, which is when the interest expense is recognized on the related debt. During the next 12 months, we estimate that $2.9 million will be reclassified as a decrease to interest expense related to active effective hedges of existing floating-rate debt. For derivatives that are not designated and do not qualify as hedges, changes in fair value are recognized through income. As a result, in periods with high interest rate volatility, we may experience significant fluctuations in our net income (loss).

The following table summarizes the location and fair value of our consolidated derivative instruments on our consolidated balance sheets:

($ in thousands)	Number of Contracts	Current Notional Amount	Fair Value Other Assets	Other Liabilities
As of December 31, 2024				
Interest rate swaps designated as cash flow hedges	10	$ 475,000	$ 6,866	$ —
Interest rate caps designated as cash flow hedges	8	912,600	13,824	—
Interest rate caps not designated as cash flow hedges	1	53,700	3	—
Total derivative instruments	19	$ 1,441,300	$ 20,693	$ —
As of December 31, 2023				
Interest rate swaps designated as cash flow hedges	12	$ 650,000	$ 10,510	$ —
Interest rate caps designated as cash flow hedges	8	507,600	21,746	—
Total derivative instruments	20	$ 1,157,600	$ 32,256	$ —

The following table presents the effect of our consolidated derivative instruments on our consolidated financial statements:

(in thousands)	For the Year Ended December 31, 2024	2023	2022
Derivative instruments designated as cash flow hedges:			
Gain recognized in AOCI	$ 14,800	$ 6,259	$ 29,852
Amount reclassified from AOCI as a decrease into interest expense	(16,650)	(17,848)	1,546
Total interest expense presented in the consolidated statements of operations in which the effects of cash flow hedges are recorded	188,318	148,517	140,406
Derivative instruments not designated as cash flow hedges:			
Unrealized gain (loss) on derivative instruments recognized in other income (expenses) (1)	$ 264	$ (4,169)	$ 4,051
Realized gain on derivative instruments recognized in other income (expenses) (2)	138	4,295	672

(1) Unrealized loss on changes in fair value of derivative instruments relates to mark-to-market changes on our derivatives not designated as cash flow hedges.
(2) Realized gain on derivative instruments relates to interim settlements for our derivatives not designated as cash flow hedges.

7. DST PROGRAM

The following table summarizes our DST Program Loans as of December 31, 2024 and 2023:

($ in thousands)	Outstanding Principal	Unrealized Loss, Net (1)	Book Value	Weighted-Average Interest Rate	Weighted-Average Remaining Life (Years)
As of December 31, 2024					
DST Program Loans, carried at cost	$ 49,785	$ N/A	$ 49,785	6.0 %	8.5
DST Program Loans, carried at fair value	71,085	(17)	71,068	7.0 %	9.6
Total	$ 120,870	$ (17)	$ 120,853	6.6 %	9.1
As of December 31, 2023					
DST Program Loans, carried at cost	$ 109,266	$ N/A	$ 109,266	5.1 %	8.4
DST Program Loans, carried at fair value	7,753	—	7,753	6.4 %	10.0
Total	$ 117,019	$ —	$ 117,019	5.2 %	8.5

(1) Represents cumulative unrealized gain or loss on DST Program Loans carried at fair value.

The following table summarizes our financing obligations, net as of December 31, 2024 and 2023:

(in thousands)	DST Interests Sold (1)	Unamortized Program Costs	Total Appreciation (2)	Unrealized Gain, Net (3)	Book Value
As of December 31, 2024					
Financing obligations, carried at cost	$ 507,607	$ (373)	$ —	$ N/A	$ 507,234
Financing obligations, carried at fair value	877,284	N/A	N/A	1,102	878,386
Total	$ 1,384,891	$ (373)	$ —	$ 1,102	$ 1,385,620
As of December 31, 2023					
Financing obligations, carried at cost	$ 1,238,639	$ (863)	$ 11,269	$ N/A	$ 1,249,045
Financing obligations, carried at fair value	102,977	N/A	N/A	(932)	102,045
Total	$ 1,341,616	$ (863)	$ 11,269	$ (932)	$ 1,351,090

(1) DST Interests sold are presented net of upfront fees.
(2) Represents cumulative financing obligation liability appreciation on financing obligations carried at cost.
(3) Represents cumulative unrealized gain or loss on financing obligations carried at fair value.

The following table presents our DST Program activity for the years ended December 31, 2024, 2023, and 2022:

	For the Year Ended December 31,		
(in thousands)	2024	2023	2022
DST Interests sold	$ 797,022	$ 479,155	$ 758,995
DST Interests financed by DST Program Loans	63,332	51,360	51,496
Income earned from DST Program Loans (1)	6,793	5,155	3,420
Unrealized loss on DST Program Loans	(17)	—	—
Unrealized (loss) gain on financing obligations	(2,034)	932	—
Gain on extinguishment of financing obligations (2)	41,050	—	—
(Decrease) increase in financing obligation liability appreciation (3)	(69)	(459)	31,737
Rent obligation incurred under master lease agreements (3)	62,549	57,916	47,021

(1) Included in other income and expenses on the consolidated statements of operations.
(2) Included in gain (loss) on extinguishment of debt and financing obligations, net on the consolidated statements of operations and recorded upon extinguishment of our financing obligations in accordance with our UPREIT structure.
(3) Included in interest expense on the consolidated statements of operations

We record DST Interests as financing obligation liabilities for accounting purposes. If we exercise our option to reacquire a DST Property by issuing OP Units, cash or a combination of OP Units and cash in exchange for DST Interests, we relieve the related financing obligation liability and DST Program Loans and record the issuance of the OP Units as an issuance of equity. During the years ended December 31, 2024, 2023, and 2022, 83.6 million OP Units, 27.3 million OP Units and 28.8 million OP units, respectively, were issued in exchange for DST Interests for a net investment of $639.1 million, $228.3 million and $252.6 million, respectively, in accordance with our UPREIT structure. In addition, we paid $3.9 million in cash in exchange for DST Interests during the year ended December 31, 2024. There was no cash paid in exchange for DST Interests during the years ended December 31, 2023 or 2022.

Refer to "Note 13" for detail relating to the fees paid to the Advisor and its affiliates for raising capital through the DST Program.

8. FAIR VALUE

We estimate the fair value of our financial assets and liabilities using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize upon disposition of our financial assets and liabilities.

Fair Value Measurements on a Recurring Basis

The following table presents our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
As of December 31, 2024				
Assets:				
Derivative instruments	$ —	$ 20,693	$ —	$ 20,693
Investments in unconsolidated joint venture partnerships	—	—	38,386	38,386
Debt-related investments	—	—	28,844	28,844
Available-for-sale debt securities	—	13,370	123,187	136,557
DST Program Loans	—	—	71,068	71,068
Total assets measured at fair value	$ —	$ 34,063	$ 261,485	$ 295,548
Liabilities:				
Financing obligations	$ —	$ —	$ 878,386	$ 878,386
Total liabilities measured at fair value	$ —	$ —	$ 878,386	$ 878,386
As of December 31, 2023				
Assets:				
Derivative instruments	$ —	$ 32,256	$ —	$ 32,256
Available-for-sale debt securities	—	14,983	107,392	122,375
DST Program Loans	—	—	7,753	7,753
Total assets measured at fair value	$ —	$ 47,239	$ 115,145	$ 162,384
Liabilities:				
Financing obligations	$ —	$ —	$ 102,045	$ 102,045
Total liabilities measured at fair value	$ —	$ —	$ 102,045	$ 102,045

The following methods and assumptions were used to estimate the fair value of each class of financial assets and liabilities:

Derivative Instruments. The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to these derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See "Note 6" above for further discussion of our derivative instruments.

Investments in Unconsolidated Joint Venture Partnerships. We have elected the fair value option on certain investments in unconsolidated joint venture partnerships. We separately value the real estate assets held by the unconsolidated joint venture partnerships to arrive at a fair value for our investments in unconsolidated joint venture partnerships. The fair value of real estate assets held by the unconsolidated joint venture partnerships is estimated using a direct capitalization methodology that is based on applying a capitalization rate to the estimated rental income to be generated by the real estate assets of the unconsolidated joint venture partnerships. The capitalization rate used in estimating the fair value of these investments is considered Level 3.

Debt-Related Investments. Our debt-related investments are unlikely to have readily available market quotations. In such cases, we will generally determine the initial value based on the acquisition price of such investments, if we acquire the investment, or the par value of such investment, if we originate the investment. Following the initial measurement, fair value is estimated by utilizing or reviewing certain of the following: (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield, debt-service coverage and/or loan-to-value ratios, and (vii) borrower financial condition and performance. These inputs are generally considered Level 3.

Available-for-Sale Debt Securities. The available-for-sale debt securities are either preferred equity investments in real estate properties, CRE CLOs or CMBS. The fair value for CRE CLOs and CMBS are estimated using third-party broker quotes, which provide valuation estimates based upon contractual cash flows, observable inputs comprising credit spreads and market liquidity. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to these CRE CLOs and CMBS being unique and not actively traded, the fair value is classified as Level 2. The preferred equity investments are unlikely to have readily available market quotations. In such cases, the initial value will generally be determined using the acquisition price of such investment if acquired, or the par value of such investment if originated. Following the initial measurement, fair value is estimated by utilizing or reviewing certain of the following: (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield, debt-service coverage and/or loan-to-value ratios, and (vii) borrower financial condition and performance. The inputs used in estimating the fair value of these preferred equity investments are generally considered Level 3.

DST Program Loans. The estimate of fair value of DST Program Loans takes into consideration various factors including current market rates and conditions and similar agreements with comparable loan-to-value ratios and credit profiles, as applicable. DST Program Loans with near-term maturities are generally valued at par. The inputs used in estimating the fair value of these financial assets are generally considered Level 3.

Financing Obligations. The estimate of fair value of financing obligations takes into consideration various factors including current market rates and conditions, leasing and other activity at the underlying DST Program investments, remaining master lease payments to DST investors, and the current portion of DST Program offerings sold to DST investors. The inputs used in estimating the fair value of these financial liabilities are generally considered Level 3.

The following table presents our financial assets measured at fair value on a recurring basis using Level 3 inputs:

(in thousands)	Investments in Unconsolidated Joint Venture Partnerships	Debt-Related Investments	Available-For-Sale Debt Securities	DST Program Loans	Total
Balance as of December 31, 2022	$ —	$ —	$ —	$ —	$ —
Purchases and contributions	—	—	102,160	7,753	109,913
Paid-in-kind interest	—	—	6,090	—	6,090
Loan origination fees received	—	—	(1,022)	—	(1,022)
Amortization of loan origination fees (1)	—	—	164	—	164
Balance as of December 31, 2023	$ —	$ —	$ 107,392	$ 7,753	$ 115,145
Purchases and contributions	33,952	27,974	—	63,332	125,258
Paid-in-kind interest	—	870	15,517	—	16,387
Distributions received	(128)	—	—	—	(128)
Gain (loss) on financial assets	5,220	—	—	(17)	5,203
Foreign currency loss on investment	(658)	—	—	—	(658)
Amortization of loan origination fees (1)	—	—	278	—	278
Balance as of December 31, 2024	$ 38,386	$ 28,844	$ 123,187	$ 71,068	$ 261,485

(1) Included in debt-related income on the consolidated statements of operations.

The following table presents our financial liabilities measured at fair value on a recurring basis using Level 3 inputs:

(in thousands)	Financing Obligations
Balance as of December 31, 2022	$ —
DST Interests sold, net of upfront fees	102,977
Unrealized gain on financing obligations	(932)
Balance as of December 31, 2023	$ 102,045
DST Interests sold, net of upfront fees	774,307
Unrealized gain on financing obligations	2,034
Balance as of December 31, 2024	$ 878,386

The following table presents the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2024:

(in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Impact to Valuation from an Increase to Input
Assets:				
Investments in unconsolidated joint venture partnerships	$ 38,386	Direct Capitalization	Capitalization Rate	Decrease
Debt-related investments	28,844	Yield Method	Market Yield	Decrease
Available-for-sale debt securities (1)	123,187	Yield Method	Market Yield	Decrease
DST Program Loans	71,068	Yield Method	Market Yield	Decrease
Liabilities:				
Financing obligations	$ 878,386	Discounted Cash Flow	Discount Rate	Decrease
			Exit Capitalization Rate	Decrease

(1) As of December 31, 2024, the market yield used in determining the fair value of our available-for sale debt security was 13.3%.

The following table presents the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2023:

(in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Impact to Valuation from an Increase to Input
Assets:				
Available-for-sale debt securities (1)	$ 107,392	Yield Method	Market Yield	Decrease
DST Program Loans	7,753	Yield Method	Market Yield	Decrease
Liabilities:				
Financing obligations	$ 102,045	Discounted Cash Flow	Discount Rate	Decrease
			Exit Capitalization Rate	Decrease

(1) As of December 31, 2023, the market yield used in determining the fair value of our available-for sale debt security was 13.3%.

Financial Assets and Liabilities Not Measured at Fair Value

As of December 31, 2024 and 2023, the fair values of cash and cash equivalents, restricted cash, tenant receivables, accounts payable and accrued expenses and distribution fees payable approximate their carrying values because of the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

(in thousands)	Level in Fair Value Hierarchy	As of December 31, 2024		As of December 31, 2023	
		Carrying Value (1)	Fair Value	Carrying Value (1)	Fair Value
Assets:					
Debt-related investments (2)	3	$ 384,759	$ 383,490	$ 250,318	$ 250,215
DST Program Loans (2)	3	49,785	49,583	109,266	107,297
Liabilities:					
Line of credit	3	$ 548,228	$ 548,228	$ 367,000	$ 367,000
Term loans	3	800,000	800,000	800,000	800,000
Mortgage notes	3	1,368,946	1,340,398	803,791	778,235

(1) The carrying value reflects the principal amount outstanding.
(2) Only includes instruments for which we have not elected the fair value option and do not record at fair value on the consolidated balance sheets.

The initial value of debt-related investments will generally be determined using the acquisition price of such investment if acquired, or the par value of such investment if originated. Following the initial measurement, fair value is estimated by utilizing or reviewing certain of the following: (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield, debt-service coverage and/or loan-to-value ratios, and (vii) borrower financial condition and performance. The estimate of fair value of DST Program Loans, line of credit, term loans and mortgage notes takes into consideration various factors including current market rates and conditions and similar agreements with comparable loan-to-value ratios and credit profiles, as applicable. Debt instruments with near-term maturities are generally valued at par.

9. INCOME TAXES

We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2024, 2023 and 2022. We had a net deferred tax liability of approximately $0.1 million as of December 31, 2024. We had a net deferred tax asset of approximately $0.5 million as of December 31, 2023, which was offset by a full valuation allowance. During the year ended December 31, 2024, we recorded $11.8 million of income tax expense on our consolidated statements of operations related to the activities of our taxable REIT subsidiaries associated with our DST Program. During the years ended December 31, 2023 and 2022, we recorded no income tax expense. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2021.

Distributions

Distributions to stockholders are characterized for U.S. federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders' basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders' basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders' common shares. Under the new tax laws effective January 1, 2018, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. This eligibility for a 20% deduction will expire before January 1, 2026. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. In any given year, the overall taxability of distributions could be higher or lower than the preceding year.

The following unaudited table summarizes the annual information reported to investors regarding the taxability of distributions on common stock, as a percentage of total distributions, for the years ended December 31, 2024, 2023 and 2022. This information assumes that an investor owned shares of our common stock for the full 2024 calendar year.

	For the Year Ended December 31,		
	2024	2023	2022
Ordinary income	5.79 %	— %	— %
Non-taxable return of capital	94.21	100.00	100.00
Capital gain	—	—	—
Total distributions	100.00 %	100.00 %	100.00 %

The increase in taxable income in 2024 compared to 2023 is primarily due to a tax gain related to the activities of our taxable REIT subsidiaries associated with our DST Program. The taxability of distributions remained unchanged in 2023 as compared to 2022.

10. STOCKHOLDERS' EQUITY

Securities Offerings

We may conduct continuous securities offerings that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. On May 3, 2022, the SEC declared our registration statement on Form S-11 with respect to our fourth public offering of up to $10.0 billion of shares of its common stock effective, and the fourth public offering commenced the same day. We ceased selling shares of our common stock under our third public offering of up to $3.0 billion of shares immediately upon the effectiveness of the registration statement for the fourth public offering. Under the fourth public offering, we offered up to $8.5 billion of shares of our common stock in the primary offering and up to $1.5 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T-R shares, Class S-R shares, Class D-R shares and Class I-R shares. On May 16, 2024, we announced our decision to close the fourth primary public offering effective July 2, 2024. We accepted subscriptions for primary shares in the public offering through the July 1, 2024 purchase date. On August 22, 2024, we amended our registration statement on Form S-11 with respect to our fourth public offering to make it a distribution reinvestment plan only registration statement on Form S-3 pursuant to Rule 415(a)(1)(ii) under the Securities Act of 1933, as amended (the "Securities Act") and we expect to continue making monthly distributions and the distribution reinvestment plan ("DRIP") offering, which investors can continue to elect to participate in. On August 2, 2024, we initiated a private offering exempt from registration under the Securities Act (the "Private Offering"), which offers Class S-PR shares, Class D-PR shares and Class I-PR shares.

The Class T-R shares, Class S-R shares, Class D-R shares, Class I-R shares, Class E shares, Class S-PR shares, Class D-PR shares, and Class I-PR shares, all of which are collectively referred to herein as shares of common stock, have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. The per share amount of distributions paid on Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares, and Class D-PR shares will be lower than the per share amount of distributions paid on Class E shares, Class I-R shares and Class I-PR shares because of the distribution fees payable with respect to Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares and Class D-PR shares sold in our securities offerings.

Pursuant to our securities offerings, we have offered and continue to offer shares of our common stock at the "transaction price," plus applicable selling commissions and dealer manager fees. The "transaction price" generally is equal to the net asset value ("NAV") per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and will be available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our DRIP are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.

During the year ended December 31, 2024, we raised gross proceeds of approximately $61.8 million from the sale of approximately 8.0 million shares of our common stock in our securities offerings, including proceeds from our DRIP of approximately $32.1 million.

Common Stock

The following table describes the number of shares of each class of our common stock authorized and issued and outstanding as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
(in thousands)	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Class T-R, $0.01 par value per share	100,000	26,972	500,000	28,432
Class S-R, $0.01 par value per share	100,000	43,761	500,000	48,145
Class D-R, $0.01 par value per share	100,000	6,110	500,000	6,930
Class I-R, $0.01 par value per share	600,000	58,998	500,000	65,511
Class E, $0.01 par value per share	100,000	43,190	500,000	48,210
Class S-PR, $0.01 par value per share	400,000	660	—	—
Class D-PR, $0.01 par value per share	400,000	13	—	—
Class I-PR, $0.01 par value per share	700,000	607	—	—

The following table describes the changes in each class of common shares during each of the years ended December 31, 2024, 2023 and 2022:

(in thousands)	Class T-R Shares	Class S-R Shares	Class D-R Shares	Class I-R Shares	Class E Shares	Class S-PR Shares	Class D-PR Shares	Class I-PR Shares	Total Shares
Balance as of December 31, 2021 (1)	16,425	35,757	6,749	54,406	56,328	—	—	—	169,665
Issuance of common stock:									
Primary shares	10,443	14,348	1,688	15,000	—	—	—	—	41,479
Distribution reinvestment plan	426	823	153	1,256	745	—	—	—	3,403
Share-based compensation	—	—	—	27	—	—	—	—	27
Redemptions of common stock	(198)	(1,691)	(719)	(1,759)	(4,099)	—	—	—	(8,466)
Conversions	(212)	—	—	212	—	—	—	—	—
Balance as of December 31, 2022 (1)	26,884	49,237	7,871	69,142	52,974	—	—	—	206,108
Issuance of common stock:									
Primary shares	3,103	2,672	192	4,098	—	—	—	—	10,065
Distribution reinvestment plan	579	974	156	1,398	728	—	—	—	3,835
Share-based compensation	—	—	—	35	—	—	—	—	35
Redemptions of common stock	(1,753)	(4,793)	(907)	(9,881)	(5,481)	—	—	—	(22,815)
Conversions	(381)	55	(382)	719	(11)	—	—	—	—
Balance as of December 31, 2023 (1)	28,432	48,145	6,930	65,511	48,210	—	—	—	197,228
Issuance of common stock:									
Primary shares	610	578	70	1,277	—	657	13	606	3,811
Distribution reinvestment plan	661	1,107	160	1,508	731	3	—	1	4,171
Share-based compensation	—	—	—	38	—	—	—	—	38
Redemptions of common stock	(1,989)	(5,520)	(1,035)	(10,642)	(5,751)	—	—	—	(24,937)
Conversions	(742)	(549)	(15)	1,306	—	—	—	—	—
Balance as of December 31, 2024	26,972	43,761	6,110	58,998	43,190	660	13	607	180,311

(1) There is no data presented for Class S-PR shares, Class D-PR shares and Class I-PR shares as of this date because there were no shares of such share classes outstanding.

Distributions

The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for the periods below:

(in thousands, except per share data)	Declared per Common Share (1)	Common Stock Distributions Paid in Cash	Amount Other Cash Distributions (2)	Reinvested in Shares	Distribution Fees (3)	Gross Distributions (4)
2024						
March 31	$ 0.10000	$ 10,013	$ 8,577	$ 8,238	$ 1,317	$ 28,145
June 30	0.10000	9,787	9,865	8,046	1,254	28,952
September 30	0.10000	9,449	13,214	7,888	1,204	31,755
December 31	0.10000	9,211	15,018	7,754	1,184	33,167
Total	$ 0.40000	$ 38,460	$ 46,674	$ 31,926	$ 4,959	$ 122,019
2023						
March 31	$ 0.09375	$ 9,912	$ 5,271	$ 8,009	$ 1,461	$ 24,653
June 30	0.09375	9,896	5,510	7,974	1,463	24,843
September 30	0.10000	10,335	6,451	8,431	1,430	26,647
December 31	0.10000	10,127	7,739	8,317	1,387	27,570
Total	$ 0.38750	$ 40,270	$ 24,971	$ 32,731	$ 5,741	$ 103,713
2022						
March 31	$ 0.09375	$ 8,837	$ 3,018	$ 6,876	$ 1,030	$ 19,761
June 30	0.09375	9,299	3,157	7,362	1,259	21,077
September 30	0.09375	9,684	3,972	7,732	1,399	22,787
December 31	0.09375	9,859	4,559	7,923	1,478	23,819
Total	$ 0.37500	$ 37,679	$ 14,706	$ 29,893	$ 5,166	$ 87,444

(1) Amount reflects the total gross quarterly distribution rate authorized by our board of directors per Class T-R share, per Class S-R share, per Class D-R share, per Class I-R share, per Class E share, per Class S-PR share, per Class D-PR share and per Class I-PR share of common stock. Distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis. The distributions on Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares and Class D-PR shares of common stock are reduced by the respective distribution fees that are payable with respect to Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares and Class D-PR shares.
(2) Consists of distribution fees paid to Ares Wealth Management Solutions, LLC (the "Dealer Manager") with respect to OP Units and distributions paid to holders of OP Units and other noncontrolling interest holders.
(3) Distribution fees are paid monthly to the Dealer Manager, with respect to Class T-R shares, Class S-R shares and Class D-R shares, Class S-PR shares and Class D-PR shares. All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(4) Gross distributions are total distributions before the deduction of any distribution fees relating to Class T-R shares, Class S-R shares, Class D-R shares, Class S-PR shares and Class D-PR shares.

Redemptions and Repurchases

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2024, 2023 and 2022. All eligible redemption requests were fulfilled for the periods presented. Eligible redemption requests are requests submitted in good order by the request submission deadline set forth in the share redemption program. Our board of directors may make exceptions to, modify or suspend our current share redemption programs if it deems such action to be in the best interest of our stockholders.

(in thousands, except for per share data)	For the Year Ended December 31, 2024	2023	2022
Number of shares redeemed or repurchased	24,937	22,815	8,466
Aggregate dollar amount of shares redeemed or repurchased	$ 191,630	$ 193,859	$ 73,378
Average redemption or repurchase price per share	$ 7.69	$ 8.50	$ 8.67

11. REDEEMABLE NONCONTROLLING INTERESTS

The Operating Partnership's net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.

The Operating Partnership issued OP Units to the Advisor and Former Sponsor as payment of the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the Advisory Agreement. The Advisor and Former Sponsor subsequently transferred these OP Units to its members or their affiliates or redeemed for cash. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period. As of December 31, 2024 and 2023, we had redeemable OP Units outstanding of 1.2 million and 1.4 million, respectively.

The following table summarizes the redeemable noncontrolling interests activity for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,	
(in thousands)	2024	2023
Balance at beginning of the year	$ 11,746	$ 18,130
Distributions to redeemable noncontrolling interests	(544)	(764)
Redemptions of redeemable noncontrolling interests	(1,500)	(4,940)
Net loss attributable to redeemable noncontrolling interests	(273)	(597)
Change from securities and cash flow hedging activities attributable to redeemable noncontrolling interests	(7)	(69)
Redemption value allocation adjustment to redeemable noncontrolling interests (1)	(41)	(14)
Ending balance	$ 9,381	$ 11,746

(1) Represents the adjustment recorded in order to mark to the redemption value, which is equivalent to fair value, at the end of the measurement period.

12. NONCONTROLLING INTERESTS

OP Units

As of December 31, 2024 and 2023, the Operating Partnership had issued OP Units to third-party investors, representing 46.6% and 28.4%, respectively, of limited partnership interests (excludes interests held by redeemable noncontrolling interest holders). OP Units held by third-party investors are made up of Class E, Class T-R, Class S-R, and Class I-R OP Units.

The following table summarizes the number of OP Units issued and outstanding to third-party investors (excludes interests held by redeemable noncontrolling interest holders):

	For the Year Ended December 31,		
(in thousands)	2024	2023	2022
Balance at beginning of period	78,737	55,079	27,180
Issuance of units	83,572	27,274	28,821
Redemption of units	(4,070)	(3,616)	(922)
Balance at end of period	158,239	78,737	55,079

Subject to certain restrictions and limitations, the holders of OP Units may redeem all or a portion of their OP Units for either: shares of the equivalent class of common stock, cash or a combination of both. If we elect to redeem OP Units for shares of our common stock, we will generally deliver one share of our common stock for each such OP Unit redeemed (subject to any redemption fees withheld), and such shares may, subsequently, only be redeemed for cash in accordance with the terms of our share redemption program. If we elect to redeem OP Units for cash, the cash delivered per unit will equal the then-current NAV per unit of the applicable class of OP Units (subject to any redemption fees withheld), which will equal the then-current NAV per share of our corresponding class of shares. During the years ended December 31, 2024, 2023 and 2022, the aggregate amount of OP Units redeemed was $31.4 million, $30.9 million, and $7.9 million, respectively. The estimated maximum redemption value (unaudited) of the aggregate outstanding OP Units issued to third party investors as of December 31, 2024 and 2023 was $1.19 billion and $641.1 million, respectively.

13. RELATED PARTY TRANSACTIONS

We rely on the Advisor, a related party, to manage our day-to-day activities and to implement our investment strategy pursuant to the terms of the Advisory Agreement, by and among us, the Operating Partnership and the Advisor. The current term of the Advisory Agreement ends April 30, 2025, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager, which is also a related party, provides dealer manager services in connection with our securities offerings pursuant to the terms of the fourth amended and restated dealer manager agreement, effective December 1, 2021 (the "Dealer Manager Agreement") by and among us, the Advisor and the Dealer Manager. On July 1, 2021, Ares closed on the acquisition of Black Creek Group's U.S. real estate investment advisory and distribution business, including our Former Advisor (the "Transaction"). On the same date, our Former Advisor assigned the advisory agreement to our Advisor. Ares did not acquire the Former Sponsor, and we now consider Ares real estate to be our sponsor. Prior to the Transaction, the Former Sponsor, which owned the Former Advisor, was majority owned by the founders of the Former Sponsor and/or their affiliates. The Dealer Manager was also directly or indirectly majority owned, controlled and/or managed by the founders of the Former Sponsor and/or their affiliates. Presently, following the Transaction, the Advisor and the Dealer Manager are directly or indirectly majority owned, controlled and/or managed by Ares. The Advisor, the Sponsor and the Dealer Manager receive compensation from us in the form of fees and expense reimbursements for certain services relating to our securities offerings and for the investment and management of our assets and our other activities and operations.

Advisory Agreement, Dealer Manager Agreement and Operating Partnership Agreement

The following is a description of the fees and expense reimbursements payable to the Advisor and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement; the Dealer Manager Agreement; and the Partnership Agreement, and is qualified in its entirety by reference to such agreements, which are incorporated by reference as exhibits to this Annual Report on Form 10-K.

Selling Commissions, Dealer Manager Fees and Distribution Fees (Class T-R, Class S-R, Class D-R and Class I-R Shares). We closed our fourth primary public offering effective July 2, 2024, pursuant to which we had offered Class T-R shares, Class S-R shares, Class D-R shares and Class I-R shares. We had paid the Dealer Manager upfront selling commissions with respect to Class T-R shares and Class S-R shares sold in the primary portion of our public offering and dealer manager fees with respect to Class T-R shares sold in the primary portion of our public offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the transaction price (generally equal to the most recent monthly NAV per share) at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of all outstanding Class T-R shares, Class S-R shares and Class D-R shares including shares issued under our distribution reinvestment plan. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow all or a portion of the distribution fees to broker dealers whose clients own Class T-R shares, Class S-R shares and/or Class D-R shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class T-R	Class S-R	Class D-R	Class I-R
Selling commissions (as % of transaction price)	up to 3.00 %*	up to 3.50 %	— %	— %
Dealer manager fees (as % of transaction price)	up to 1.50 %*	— %	— %	— %
Distribution fees (as % of NAV per annum)	0.85 %	0.85 %	0.25 %	— %

*   The sum of upfront selling commissions and upfront dealer manager fees on Class T-R shares may not exceed 3.50% of the offering price.

We will cease paying the distribution fees with respect to individual Class T-R shares, Class S-R shares and Class D-R shares when they are no longer outstanding, including as a result of a conversion to Class I-R shares, as applicable. Each Class T-R shares, Class S-R shares and Class D-R shares held within a stockholder's account shall automatically and without any action on the part of the holder thereof convert into a number of Class I-R shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the DRIP or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering.

Selling Commissions, Dealer Manager Fees and Distribution Fees (Class S-PR, Class D-PR and Class I-PR Shares). On August 2, 2024, we initiated the Private Offering of Class S-PR shares, Class D-PR shares and Class I-PR shares. We pay the Dealer Manager upfront selling commissions with respect to S-PR shares and D-PR shares sold in the primary portion of our Private Offering and dealer manager fees with respect to S-PR shares sold in the primary portion of our Private Offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the transaction price (generally equal to the most recent monthly NAV per share) at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of all outstanding Class S-PR shares and Class D-PR shares including shares issued under our DRIP. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow all or a portion of the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class S-PR shares and/or Class D-PR shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class S-PR	Class D-PR	Class I-PR
Selling commissions (as % of transaction price)	up to 3.00 %*	up to 1.50 %	— %
Dealer manager fees (as % of transaction price)	up to 1.50 %*	— %	— %
Distribution fees (as % of NAV per annum)	0.85 %	0.25 %	— %

* The sum of upfront selling commissions and upfront dealer manager fees on Class S-PR shares may not exceed 3.50% of the offering price.

We will cease paying the distribution fees with respect to individual Class S-PR shares and Class D-PR shares when they are no longer outstanding, including as a result of a conversion to Class I-PR shares. Class S-PR shares or Class D-PR shares held within a stockholder's account shall automatically and without any action on the part of the holder thereof convert into a number of Class I-PR shares, at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the DRIP or received as stock dividends) equals or exceeds the limit, if any, set forth in any applicable agreement between the Dealer Manager and a participating broker dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering.

Additional Underwriting Compensation and Primary Dealer Fee. We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain additional items of underwriting compensation, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items. In addition to this additional underwriting compensation, the Advisor may also pay the Dealer Manager additional amounts to fund certain of the Dealer Manager's costs and expenses related to the distribution of our securities offering, which will not be reimbursed by us. Also, the Dealer Manager may pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to certain shares sold in the primary portions of our securities offerings, which will not be reimbursed by us. Through June 30, 2017, we paid to the Dealer Manager primary dealer fees in the amount of 5.0% of the gross proceeds raised from certain sales of Class I-R shares in the primary portion of our prior public offering. We currently do not intend to pay additional primary dealer fees in our securities offerings.

Organization and Offering Expense Reimbursement. We pay directly or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (meaning organization and offering expenses other than underwriting compensation) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.

Advisory Fee and Operating Expense Reimbursement. The advisory fee consists of a fixed component and a performance participation allocation. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to on our behalf. The following table details the fixed component of the advisory fee:

	Fixed Component
% of applicable monthly NAV per Fund Interest (as defined below) x the weighted-average number of Fund Interests for such month (per annum)	1.10 %
% of consideration received by us or our affiliates for selling interests in DST Properties (as defined in "Note 7") to third-party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such interests	1.10 %

The performance participation allocation is a performance-based amount that will be paid to the Advisor. This amount is calculated on the basis of the overall investment return provided to holders of Fund Interests (i.e., our outstanding shares and OP Units held by third-party investors) in any calendar year such that the Advisor will receive the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per Fund Interest at the beginning of such year (the "Hurdle Amount"). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted-average Fund Interests outstanding during the year. In no event will the performance participation allocation be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Advisor will earn a performance participation allocation equal to 100% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward. The "annual total return amount" referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance participation allocation as well as ongoing distribution fees (i.e., our ongoing class-specific fees). The "loss carryforward" referred to above tracks any negative annual total return amounts from prior years and offsets the positive annual total return amount for purposes of the calculation of the performance participation allocation. We completed the 2024 calendar year with a cumulative loss carryforward that will apply to future performance participation allocations. The cumulative loss carryforward as of December 31, 2024 is approximately $0.45 per Fund Interest (unaudited), which takes into account a $0.41 per Fund Interest loss carryforward (unaudited) generated in the 2023 calendar year. Realization of the loss carryforward is contingent on future performance. As such, the loss carryforward is not included in the consolidated balance sheet as of December 31, 2024. Even after the offset of the loss carryforward, future performance participation allocations will be subject to the Hurdle Amount. Additionally, the Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance participation allocation that would have been payable with respect to the Class E shares and the Series 1 Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 a share or unit, the benefit of which will be shared among all holders of Fund Interests. As of December 31, 2024, all of the Class E OP Units issued and outstanding to third-party investors are Series 1 Class E OP Units. Refer to "Note 12" for detail regarding the Class E OP Units.

The allocation of the performance participation interest is ultimately determined at the end of each calendar year and will be paid in Class I-R OP units or cash, at the election of the Advisor. The performance hurdle was not achieved as of December 31, 2024 and 2023, therefore no performance participation allocation expense was recognized in our consolidated statements of operations for the years ended December 31, 2024 and 2023. As the performance hurdle was achieved as of December 31, 2022, we recognized approximately $23.7 million of performance participation allocation expense in our consolidated statements of operations.

On January 1, 2019, we, our Operating Partnership, and the Advisor amended the advisory agreement and limited partnership agreement of the Operating Partnership. The Operating Partnership also issued to Black Creek Diversified Property Advisors Group LLC ("BCDPAG"), for $1,000 in consideration, 100 partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights, or the "Special Units." On July 1, 2021, these Special Units were transferred from BCDPAG to our New Advisor. Subsequently, these Special Units were transferred from our New Advisor to an affiliate of the New Advisor.

These agreements were amended, and the Special Units were issued, so that, at the election of the holder, the performance participation allocation previously payable to the Advisor may be paid instead to the holder of the Special Units as a performance participation allocation with respect to the Special Units. If the holder does not elect on or before the first day of a calendar year to have the performance participation allocation paid as a fee to the Advisor, then it will be paid as a distribution on the performance participation interest to the holder of the Special Units. In such case, the performance participation allocation will be payable in cash or Class I-R OP Units, at the election of the holder. If the holder elects to receive such distributions in Class I-R OP Units, the number of Class I-R OP Units to be issued to the holder will be determined by dividing an amount equal to the value of the performance participation allocation by the net asset value per Class I-R OP Unit as of the date of the distribution. The holder of the Special Units may request the Operating Partnership to repurchase such OP Units from the holder at a later date. Any such repurchase requests will normally not be subject to any holding period, early redemption deduction, volume limitations or other restrictions that apply to other holders of OP Units under the limited partnership agreement of the Operating Partnership or to our stockholders under our share redemption program. However, certain restrictions on redemption may apply if certain liquidity requirements are not met. In addition, in the event the Operating Partnership commences a liquidation of its assets during any calendar year, the holder of the Special Units will be distributed the performance participation allocation as its liquidation distribution, or the Advisor will receive payment of the performance participation allocation, as applicable, prior to the distribution of the remaining liquidation proceeds to the holders of OP Units.

The Special Units do not receive Operating Partnership distributions or allocations except as described above. Holders of Special Units do not share in distributions paid to holders of common OP Units and are not allocated income or losses of the Operating Partnership except to the extent of taxable income allocated to them in their capacity as holders of the Special Units.

Subject to certain limitations, we reimburse the Advisor or its affiliates for all of the costs they incur in connection with the services they provide to us under the Advisory Agreement, including, without limitation, our allocable share of the Advisor's overhead, which includes but is not limited to the Advisor's rent paid to both third parties and affiliates of the Advisor, utilities and personnel costs; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee, and commencing as of September 1, 2017, we will not reimburse the Advisor for compensation it pays to our named executive officers, unless the named executive officer is providing stockholder services.

Acquisition Expense Reimbursements. Pursuant to the Advisory Agreement, subject to certain limitations, we agreed to reimburse the Advisor for all acquisition expenses incurred on our behalf in connection with the selection and acquisition of properties, real estate-related assets, and other investments, whether or not such investments are acquired. As these expense reimbursements were not directly attributable to a specified property, they were expensed as incurred on the consolidated statements of operations.

Fees from Other Services. We retain certain of the Advisor's affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor's affiliates for any such services will not reduce the advisory fees. Per the terms of the agreement, any such arrangements will be at market rates or a reimbursement of costs incurred by the affiliate in providing the services.

Property-Level Accounting Services. Pursuant to the Advisory Agreement effective as of May 1, 2022, we have agreed to pay the Advisor a property accounting fee in connection with providing services related to accounting for real property operations, including the maintenance of the real property's books and records in accordance with GAAP and our policies, procedures, and internal controls, in a timely manner, and the processing of real property-related cash receipts and disbursements. The property accounting fee is equal to the difference between: (i) the property management fee charged with respect to each real property, which reflects the market rate for all real property management services, including property-level accounting services, based on rates charged for similar properties within the region or market in which the real property is located, and (ii) the amount paid to third-party property management firms for property management services, which fee is based on an arm's length negotiation with a third-party property management service provider (the difference between (i) and (ii), the "property accounting fee").

DST Program

DST Program Dealer Manager Fees. In connection with the DST Program, as described in "Note 7," Ares Diversified Real Estate Exchange LLC ("ADREX," formerly known as Black Creek Exchange LLC), a wholly-owned subsidiary of our taxable REIT subsidiary that is wholly-owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $3.50 billion of interests. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through fees and expenses paid by the investors at the time of investment, or deductions from distributions paid to such investors.

ADREX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. ADREX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or ADREX will pay the Dealer Manager ongoing fees in amounts up to 0.85% of the equity investment or net asset value thereof per year for Class T, Class S, and Class D OP Units. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker-dealer sponsored conferences, or educational conferences sponsored by ADREX; (c) customary promotional items; and (d) legal fees of the Dealer Manager.

Pursuant to the Advisory Agreement, DST Properties are included when calculating the fixed advisory fee and the performance participation allocation due to the Advisor. Furthermore, because the Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST Program dealer manager agreement, we have also agreed to pay the Advisor a fee equal to the fee paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.

DST Manager Fees. ADREX Manager LLC (formerly known as BC Exchange Manager LLC, the "DST Manager"), a wholly owned subsidiary of the Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each Delaware statutory trust holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to BC Exchange Advisor LLC ("DST Advisor"), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, ADREX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a loan fee of up to 1.0% for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon, as discussed further below), (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (iv) up to 1.0% of the gross equity proceeds as compensation for developing and maintaining the DST Program technology and intellectual property. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, cash, or a combination of OP Units and cash, and such investors subsequently submit such OP Units for redemption pursuant to the terms of the Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager (or such other amount as may be set forth in the applicable DST Program offering documents).

In connection with the DST Program, ADREX maintains a loan program and may, upon request, provide DST Program Loans to certain purchasers of the interests in the Delaware statutory trusts to finance a portion of the purchase price payable upon their acquisition of such DST Interests (the "Purchase Price"). The DST Program Loans are made by a subsidiary of ours (the "DST Lender"). The DST Program Loans may differ in original principal amounts. The original principal amount of the DST Program Loans expressed as a percentage of the total Purchase Price for the applicable DST Interests may also vary, but no DST Program Loan to any purchaser will exceed 50% of the Purchase Price paid by such purchaser for its DST Interest in the Trust, excluding the amount of the Origination Fee, as hereinafter defined. Each purchaser that elects to obtain a DST Program Loan, will pay an origination fee to the DST Manager equal to up to 1.0% of the original principal amount of its DST Program Loan (the "Origination Fee") upon origination of such DST Program Loan, which Origination Fee will be assigned by the DST Manager to an affiliate of the Advisor.

The purchaser will be required to represent, among other things, that no portion of the Purchase Price for its DST Interest and no fee paid in connection with the acquisition of its DST Interest (including, without limitation, the Origination Fee) has been or will be funded with any nonrecourse indebtedness other than the DST Program Loan.

Summary of Fees and Expenses

The table below summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

(in thousands)	For the Year Ended December 31,			Payable as of December 31,	
	2024	2023	2022	2024	2023
Selling commissions and dealer manager fees (1)	$ 282	$ 1,189	$ 4,289	$ —	$ —
Ongoing distribution fees (1)(2)	9,631	8,896	6,800	906	804
Advisory fees—fixed component	40,786	38,645	33,747	3,646	3,281
Performance participation allocation (3)	—	—	23,747	—	—
Other fees and expense reimbursements—Advisor (4)(5)	13,831	13,788	11,346	6,074	3,909
Other expense reimbursements—Dealer Manager	281	335	372	125	84
Property accounting fee (6)	2,070	1,884	1,289	187	170
DST Program selling commissions, dealer manager and distribution fees (1)	12,468	9,693	22,467	501	308
Other DST Program related costs—Advisor (5)	11,992	8,114	14,860	179	171
Total	$ 91,341	$ 82,544	$ 118,917	$ 11,618	$ 8,727

(1) All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.

(2) The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable were approximately $69.9 million and $66.7 million as of December 31, 2024 and 2023, respectively.

(3) The performance hurdle was not met for the years ended December 31, 2024 and 2023 and no performance participation allocation expense was recognized. The 2022 performance participation allocation in the amount of $23.7 million became payable on December 31, 2022, and the Advisor elected to settle the amounts owed in cash in January 2023.

(4) Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the Advisory Agreement, including, but not limited to, certain expenses described below after footnote 6, allocated rent paid to both third parties and affiliates of our Advisor, equipment, utilities, insurance, travel and entertainment.

(5) Includes costs reimbursed to the Advisor related to the DST Program.

(6) The cost of the property management fee, including the property accounting fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain circumstances, we may pay for a portion of the property management fee, including the property accounting fee, without reimbursement from the tenant or tenants at a real property.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers and employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. Amounts incurred related to these compensation expenses for the years ended December 31, 2024, 2023 and 2022, were approximately $12.5 million, $12.6 million and $10.7 million, respectively. No reimbursement is made for compensation of our named executive officers unless the named executive officer is providing stockholder services, as outlined in the Advisory Agreement.

On December 31, 2023, an affiliate of our Sponsor acquired and internalized the activities of 3RE Partners, which provided construction supervision services related to our preferred equity investment. As of December 31, 2023, we had approximately $0.2 million of fees payable to 3RE Partners on our consolidated balance sheet for services provided during 2023 prior to the acquisition.

Advisory Agreement

Ares Real Estate Income Trust Inc., the Operating Partnership and the Advisor previously entered into that certain Second Amended and Restated Advisory Agreement (2023), effective as of June 3, 2023 (the "2023 Advisory Agreement"). The term of the 2023 Advisory Agreement continued through April 30, 2024, subject to an unlimited number of successive one-year renewals. Ares Real Estate Income Trust Inc., the Operating Partnership and the Advisor renewed the 2023 Advisory Agreement on substantially the same terms through April 30, 2025, by entering into the Amended and Restated Advisory Agreement (2024) (the "2024 Advisory Agreement"), effective as of April 30, 2024.

In addition to the renewal, the 2024 Advisory Agreement amended the 2023 Advisory Agreement by clarifying that the property accounting services provided by the Advisor do not include financial systems and software and consultants related thereto, and that the Advisor may be reimbursed for expenses related to such financial systems and software and consultants related thereto.

On August 2, 2024, Ares Real Estate Income Trust Inc., the Operating Partnership and the Advisor amended and restated the 2024 Advisory Agreement by entering into the Second Amended and Restated Advisory Agreement (2024) (the "Amended Advisory Agreement"). The Amended Advisory Agreement amends the 2024 Advisory Agreement to make immaterial changes regarding the Private Offering and related matters.

Limited Partnership Agreement

On August 2, 2024, Ares Real Estate Income Trust Inc. and AREIT Incentive Fee LP, an affiliate of our Advisor, replaced the then-current limited partnership agreement of the Operating Partnership by entering into a Thirteenth Amended and Restated Limited Partnership Agreement (the "Amended OP Agreement"). The Amended OP Agreement reflects revised classes of limited partnership units that correspond to the revisions to our share classes described below and other immaterial changes regarding the Private Offering and related matters.

Transactions with Affiliates

We initially contributed $2,000 into the Operating Partnership in exchange for 200 OP Units, representing the sole general partner interest in the Operating Partnership. Subsequently, we contributed 100% of the gross proceeds received from our securities offerings of common stock to the Operating Partnership in exchange for OP Units representing our interest as a limited partner of the Operating Partnership. As of December 31, 2024 and 2023, we held a 53.1% and 71.1%, respectively, limited partnership interest in the Operating Partnership. The remaining limited partnership interests in the Operating Partnership are held by third-party investors, which are classified as noncontrolling interests on the consolidated balance sheets. See "Note 12" for detail regarding our noncontrolling interests.

Student Housing Investment Arrangement

The changes in the Amended Advisory Agreement and Amended OP Agreement described above were made in contemplation of a Project Specialist arrangement in student housing investments. Under this arrangement, affiliates of Timberline Real Estate Ventures ("Timberline"), a fully integrated, operationally focused privately held real estate operator and investment manager specializing in the development, acquisition and operation of student housing, multifamily, and mixed-use retail/residential communities, will enter into a joint venture with affiliates of the Advisor to create a Product Specialist (collectively, with its affiliated entities, the "Student Housing Product Specialist"). For each student housing investment by the Company made through the Student Housing Product Specialist, the Student Housing Product Specialist will be retained under a management services agreement, engaged as property manager under a property management agreement and receive a profits interest through the Operating Partnership in such investment. The Student Housing Product Specialist will be paid fees for the services it provides. The Advisor or its affiliates will have an economic interest in these agreements except the profits interests, with respect to which the Advisor and its affiliates will have no economic interest. With respect to each student housing investment made under this arrangement, an affiliate of the Student Housing Project Specialist will receive a profits interest through the Operating Partnership. As of and for the year ended December 31, 2024, there have been no student housing investments made through this arrangement nor have any fees been incurred with the Student Housing Product Specialist.

Mortgage Loan Origination Program

On November 15, 2024, our board of directors approved a mortgage origination program (the "Origination Program"), pursuant to which our Advisor has been delegated authority to originate and sell mortgage loans. The purpose of the Origination Program is to allow us to earn origination fees for originating mortgage loans. Our intention is to sell such mortgage loans to another party within a short period. When sold, a portion of the origination fees earned may be passed onto the subsequent purchaser of the loan. Under the terms of the Origination Program, loans may be sold to affiliates of the Advisor, including joint venture partnerships in which we have an interest, provided each party is responsible for their own expenses and there are no transaction, management or other fees paid by us (apart from fees and expenses it pays pursuant to the Advisory Agreement with our Advisor). We may have a direct or indirect interest in an Ares-managed fund or investment program that acquires such loans. The Origination Program authorizes the Advisor to approve co-lending arrangements for mortgage loans originated under the program, including with affiliates of the Advisor, pursuant to which we may originate a portion of a larger mortgage loan. Each co-lender must be responsible for their own expenses and there may be no transaction, management or other fees paid by us to the other co-lenders (apart from fees and expenses it pays pursuant to the Advisory Agreement with our Advisor). As of December 31, 2024, we had originated one mortgage loan for which there was a co-lending arrangement with an affiliate of our Advisor. The carrying amount and outstanding principal amount was $193.9 million and $196.0 million, respectively, as of December 31, 2024. During the year ended December 31, 2024, we had not sold any mortgage loans originated under the Origination Program to any affiliates of our Advisor.

14. NET INCOME (LOSS) PER COMMON SHARE

The computation of our basic and diluted net income (loss) per share attributable to common stockholders is as follows:

	For the Year Ended December 31,		
(in thousands, except per share data)	2024	2023	2022
Net loss attributable to common stockholders—basic	$ (37,135)	$ (62,427)	$ (39,979)
Net loss attributable to redeemable noncontrolling interests	(273)	(597)	(370)
Net loss attributable to noncontrolling interests	(19,935)	(20,189)	(9,314)
Net loss attributable to common stockholders—diluted	$ (57,343)	$ (83,213)	$ (49,663)
Weighted-average shares outstanding—basic	188,336	203,291	194,039
Incremental weighted-average shares effect of conversion of noncontrolling interests	116,843	64,265	39,265
Weighted-average shares outstanding—diluted	305,179	267,556	233,304
Net loss per share attributable to common stockholders:			
Basic	$ (0.20)	$ (0.31)	$ (0.21)
Diluted	$ (0.20)	$ (0.31)	$ (0.21)

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

(in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Supplemental disclosure of cash activities:			
Interest paid related to consolidated indebtedness	$ 99,434	$ 78,260	$ 53,889
Interest paid related to DST Program	62,618	55,586	42,008
Cash paid for income taxes	8,225	—	—
Supplemental disclosure of non-cash investing and financing activities:			
Distributions reinvested in common stock	32,112	32,618	29,442
Increase in accrued future ongoing distribution fees	3,266	5,737	26,855
Increase in DST Program Loans receivable through DST Program capital raising	63,332	51,360	51,496
Redeemable noncontrolling interests issued as settlement of performance participation allocation	—	—	15,327
Issuances of OP Units for DST Interests	639,102	228,301	252,578
Changes in assets, liabilities and noncontrolling interests from consolidation of joint venture partnership:			
Net investment in real estate properties	75,506	—	—
Other assets	1,052	—	—
Accounts payable and accrued expenses	(550)	—	—
Debt, net	(51,471)	—	—
Other liabilities	(297)	—	—
Noncontrolling interests	(4,033)	—	—

Restricted Cash

Restricted cash consists of lender and property-related escrow accounts. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

(in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Beginning of period:			
Cash and cash equivalents	$ 15,052	$ 13,336	$ 10,605
Restricted cash	4,614	3,850	3,747
Cash, cash equivalents and restricted cash	$ 19,666	$ 17,186	$ 14,352
End of period:			
Cash and cash equivalents	$ 19,554	$ 15,052	$ 13,336
Restricted cash	7,865	4,614	3,850
Cash, cash equivalents and restricted cash	$ 27,419	$ 19,666	$ 17,186

16. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, we and our subsidiaries may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2024, we and our subsidiaries were not involved in any material legal proceedings.

Environmental Matters

A majority of the properties we acquire have been or will be subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of land. We have acquired or may in the future acquire certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any unmitigated environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2024.

Unfunded Commitments

As of December 31, 2024, we had unfunded commitments of $256.6 million to fund various investments in real estate debt and securities and investments in unconsolidated joint venture partnerships.

17. SEGMENT FINANCIAL INFORMATION

Our six reportable segments are residential properties, industrial properties, retail properties, office properties, other properties and investments in real estate debt and securities. Factors used to determine our reportable segments include the physical and economic characteristics of our properties and/or investments and the related operating activities. Our chief operating decision maker ("CODM") is Jay W. Glaubach, Partner and Co-President.

Our CODM relies on net operating income, among other factors, to make decisions about allocating resources and assessing segment performance. Net operating income is the key performance metric that captures the unique operating characteristics of each segment. Net investment in real estate properties, investments in real estate debt and securities, restricted cash, tenant receivables, straight-line rent receivables and other assets directly assignable to a property or investment are allocated to the segment groupings. Corporate items that are not directly assignable to a property, such as investments in unconsolidated joint venture partnerships and DST Program Loans, are not allocated to segment groupings, but are reflected as reconciling items.

The following table reflects our total consolidated assets by segment as of December 31, 2024 and 2023:

	As of	
(in thousands)	December 31, 2024 (1)	December 31, 2023
Assets:		
Residential properties	$ 2,126,453	$ 1,658,945
Industrial properties	1,664,506	1,353,331
Retail properties	497,184	509,307
Office properties	367,025	373,467
Other properties (2)	149,847	55,130
Investments in real estate debt and securities	353,258	370,176
Total segment assets	5,158,273	4,320,356
Corporate	572,976	319,050
Total assets	$ 5,731,249	$ 4,639,406

(1) As of December 31, 2024, our debt-related investment classified as held for sale is included in the corporate grouping.
(2) Includes self-storage properties.

We consider net operating income, a non-GAAP financial measure, to be an appropriate supplemental performance measure and believe net operating income provides useful information regarding our financial condition and results of operations because net operating income reflects the operating performance of our investments and excludes certain items that are not considered to be controllable in connection with the management of the investments, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expenses, gains and losses on the extinguishment of debt and noncontrolling interests. However, net operating income should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our net operating income may not be comparable to that of other real estate companies, as they may use different methodologies for calculating net operating income. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our reported net income (loss) attributable to common stockholders to our net operating income for the years ended December 31, 2024, 2023 and 2022.

(in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Net loss attributable to common stockholders	$ (37,135)	$ (62,427)	$ (39,979)
Real estate-related depreciation and amortization	152,777	149,985	134,617
General and administrative expenses	12,808	11,824	10,570
Advisory fees	40,786	38,645	33,747
Performance participation allocation	—	—	23,747
Acquisition costs and reimbursements	7,034	7,034	5,427
Valuation allowance on debt-related investment	—	(1,799)	1,799
(Income) loss from unconsolidated joint venture partnerships	(14,531)	3,578	(2,970)
Interest expense	188,318	148,517	140,406
Gain on sale of real estate property	(12,913)	(36,884)	(94,827)
Unrealized loss on DST Program Loans	17	—	—
Unrealized loss (gain) on financing obligations	2,034	(932)	—
(Gain) loss on extinguishment of debt and financing obligations, net	(41,050)	700	—
Gain on derivative instruments	(402)	(126)	(4,723)
Provision for current expected credit losses	(1,533)	1,997	—
Other income and expenses	(6,583)	(4,950)	(2,860)
Income tax expense	11,842	—	—
Net loss attributable to redeemable noncontrolling interests	(273)	(597)	(370)
Net loss attributable to noncontrolling interests	(19,935)	(20,189)	(9,314)
Net operating income	$ 281,261	$ 234,376	$ 195,270

The following table sets forth consolidated financial results by segment for the years ended December 31, 2024, 2023 and 2022:

(in thousands)	Residential	Industrial	Retail	Office	Other Properties	Debt and Securities	Consolidated
2024							
Rental revenues	$ 140,014	$ 112,376	$ 61,206	$ 50,103	$ 7,152	$ —	$ 370,851
Debt-related income	—	—	—	—	—	46,642	46,642
Rental expenses	(66,268)	(27,817)	(15,880)	(23,422)	(2,845)	—	(136,232)
Net operating income	$ 73,746	$ 84,559	$ 45,326	$ 26,681	$ 4,307	$ 46,642	$ 281,261
2023							
Rental revenues	$ 120,706	$ 91,145	$ 58,916	$ 51,096	$ 132	$ —	$ 321,995
Debt-related income	—	—	—	—	—	31,175	31,175
Rental expenses	(57,923)	(20,083)	(15,575)	(25,165)	(48)	—	(118,794)
Net operating income	$ 62,783	$ 71,062	$ 43,341	$ 25,931	$ 84	$ 31,175	$ 234,376
2022							
Rental revenues	$ 98,524	$ 74,244	$ 64,039	$ 52,427	$ —	$ —	$ 289,234
Debt-related income	—	—	—	—	—	9,989	9,989
Rental expenses	(44,292)	(17,308)	(17,080)	(25,273)	—	—	(103,953)
Net operating income	$ 54,232	$ 56,936	$ 46,959	$ 27,154	$ —	$ 9,989	$ 195,270

18. SUBSEQUENT EVENTS

Disposition of Real Property

Subsequent to December 31, 2024, we sold three industrial properties for an aggregate contractual sale price of $27.6 million. Our total accounting basis, which is inclusive of straight-line rent receivables and net of accumulated depreciation and amortization, for these properties as of the closing dates was approximately $16.1 million.

Disposition of Debt-Related Investment

Subsequent to December 31, 2024, we sold one debt-related investment, which was classified as held for sale as of December 31, 2024, to a joint venture partnership in which we have an ownership interest for a sale price of $194.5 million, equal to the carrying cost of the debt-related investment on the date of sale.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the direction of our principal executive officer and principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2024. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based upon criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

Distribution Reinvestment Plan Suitability Requirement

Pursuant to the terms of our distribution reinvestment plan ("DRIP"), participants in the DRIP must promptly notify us if at any time they fail to meet the current suitability requirements for making an investment in us.

The current suitability standards for Class E stockholders participating in the DRIP are listed in the section entitled "Suitability Standards" in our current Class E prospectus on file at www.sec.gov.

The current suitability standards for Class T-R, Class S-R, Class D-R and Class I-R stockholders participating in the DRIP are listed in the section entitled "Suitability Standards" in our current Class T-R, Class S-R, Class D-R and Class I-R fourth public offering prospectus on file at www.sec.gov.

Stockholders can notify us of any changes to their ability to meet the suitability requirements or change their DRIP election by contacting us at Ares Real Estate Income Trust Inc., Investor Relations, One Tabor Center, 1200 Seventeenth Street, Suite 2900, Denver, Colorado 80202, Telephone: (303) 228-2200.

Rule 10b5-1 Trading Plans

During the year ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Unregistered Sales of Equity Securities

From February 3, 2025 through March 3, 2025, the Company issued the following shares in transactions exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Regulation D.

The following table details the shares issued and gross proceeds:

	Number of Shares Issued	Gross Proceeds	
Class S-PR Shares (1)(2)	625,179	$	4,798,007
Class I-PR Shares (1)	780,227	$	5,930,510

(1) Number of shares issued and gross proceeds include activity from shares issued pursuant to our distribution reinvestment plan.
(2) Gross proceeds for Class S-PR shares include upfront selling commissions and dealer manager fees, in aggregate, of $38,975.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included under the headings "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included under the heading "Compensation of Directors and Executive Officers" in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included under the heading "Principal Accountant Fees and Services" in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1. *Financial Statements*—The financial statements are included under Item 8 of this report.

     2. *Financial Statement Schedule*—The following financial statement schedule is included in Item 15(c):
  Schedule III—Real Estate and Accumulated Depreciation.

All other financial statement schedules are not required under the related instructions or because the required information has been disclosed in the consolidated financial statements and the notes related thereto.

(b)   Exhibits

The following exhibits are filed as part of this Annual Report on Form 10-K:

Exhibit Number	Description
3.1	Second Articles of Restatement. Incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC on August 6, 2024.
3.2	Tenth Amended and Restated Bylaws. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on March 3, 2023.
4.1	Sixth Amended and Restated Distribution Reinvestment Plan. Incorporated by reference to Exhibit 99.2 to the Current Report filed with the SEC on August 6, 2024.
4.2	Private Offering Distribution Reinvestment Plan. Incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.
4.3	Fourth Amended and Restated Share Redemption Program, effective as of August 2, 2024. Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on August 6, 2024.
4.4	Statement regarding transfer restrictions, preferences, limitations and rights of holders of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates). Incorporated by reference to Exhibit 4.3 to the Post-Effective Amendment No. 30 to Registration Statement on Form S-11 (File No. 333-252212) filed with the SEC on August 22, 2024.
4.5	Multiple Class Plan. Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed with the SEC on August 6, 2024.
4.6*	Description of Securities Registered Pursuant to Section 12(g) of the Securities Exchange Act of 1934.
10.1	Second Amended and Restated Advisory Agreement (2024), effective as of August 2, 2024. Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.
10.2	Form of Indemnification Agreement for officers and directors. Incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-125338) filed with the SEC on January 13, 2006.
10.3	Second Amended and Restated Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 24, 2015.
10.4	Amended and Restated Secondary Equity Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on June 24, 2015.

Exhibit Number	Description
10.5	Form of Independent Director Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed with the SEC on March 10, 2014.
10.6	Facilitation Fee Agreement between Ares Diversified Real Estate Exchange LLC (formerly Black Creek Exchange LLC) and Ares Commercial Real Estate Management as successor in interest to Black Creek Diversified Property Advisors LLC. Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed August 17, 2018.
10.7	Side Letter between ADREX Manager LLC (formerly BC Exchange Manager LLC) and BC Exchange Advisor LLC. Incorporated by reference to Exhibit 10.30 to the Post-Effective Amendment No. 10 to Registration Statement on Form S-11 (File No. 333-197767) filed with the SEC on September 1, 2017.
10.8	Amendment to Agreement between ADREX Manager LLC (formerly BC Exchange Manager LLC) and BC Exchange Advisor LLC. Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on August 17, 2018.
10.9	Second Amendment to Agreement between ADREX Manager (formerly BC Exchange Manager LLC) and BC Exchange Advisor LLC. Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on August 17, 2018.
10.10	Selected Dealer Agreement with Morgan Stanley Smith Barney LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 13, 2017.
10.11	Fourth Amended and Restated Dealer Manager Agreement, including Form of Selected Dealer Agreement. Incorporated by reference to Exhibit 1.1 to the Post-Effective Amendment No. 1 to Registration Statement on Form S-11A (File No. 333-252212) filed with the SEC on January 11, 2022.
10.12	Third Amendment to Agreement between ADREX Manager LLC (formerly BC Exchange Manager LLC) and BC Exchange Advisor LLC. Incorporated by reference to Exhibit 10.38 of the Company's Annual Report on Form 10-K filed with the SEC on March 6, 2019.
10.13	Form of Trust Agreement. Incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed with the SEC on March 5, 2020.
10.14	Form of Master Lease. Incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed with the SEC on March 5, 2020.
10.15	Form of Guaranty. Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the SEC on March 5, 2020.
10.16	First Amendment to Facilitation Fee Agreement between Ares Diversified Real Estate Exchange LLC (formerly Black Creek Exchange LLC) and Ares Commercial Real Estate Management as successor in interest to Black Creek Diversified Property Advisors LLC. Incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed with the SEC on March 5, 2020.
10.17	Thirteenth Amended and Restated Limited Partnership Agreement of AREIT Operating Partnership LP dated as of August 2, 2024. Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

Exhibit Number	Description
10.18	Second Amended and Restated Dealer Manager Agreement between Ares Diversified Real Estate Exchange LLC (formerly Black Creek Exchange LLC) and Ares Wealth Management Solutions LLC (formerly Black Creek Capital Markets, LLC). Incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed with the SEC on March 5, 2020.
10.19	Third Amended and Restated Credit and Term Loan Agreement by and among AREIT Operating Partnership LP (f/k/a Black Creek Diversified Property Operating Partnership LP) and Bank of America, N.A and the lenders thereto. Incorporated by reference to Exhibit 10.20 to the Post-Effective Amendment No. 1 to Registration Statement on Form S-11A (File No. 333-252212) filed with the SEC on January 11, 2022.
10.20	Real Estate Purchase and Sale Agreement, dated April 7, 2022, for the purchase of the Sherman Portfolio. Incorporated by reference to Exhibit 10.21 to the Post-Effective Amendment No. 48 to Registration Statement on Form S-11 (File No. 333-222630) filed with the SEC on April 14, 2022.
10.21	First Amendment to Credit Agreement, dated as of July 18, 2022, among AREIT Operating Partnership LP (f/k/a Black Creek Diversified Property Operating Partnership LP), the Guarantors party thereto, the Lenders party thereto, and Bank of America, N.A. Incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed with the SEC on March 20, 2023.
10.22	Second Amendment to Credit Agreement, dated as of October 14, 2022, among AREIT Operating Partnership LP (f/k/a Black Creek Diversified Property Operating Partnership LP), the Guarantors party thereto, the Lenders party thereto, and Bank of America, N.A. Incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed with the SEC on March 20, 2023.
10.23	Form of Profit Interest Grant Letter. Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the SEC on March 13, 2024.
10.24	Form of Property Management Agreement. Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2023.
10.25	Form of Management Services Agreement. Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2023.
10.26	Third Amendment to Third Amended and Restated Credit and Term Loan Agreement, dated August 18, 2023, among AREIT Operating Partnership LP (f/k/a Black Creek Diversified Property Operating Partnership LP), the Guarantors party thereto, the Lenders party thereto, and Bank of America, N.A. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.
10.27	Dealer Manager Agreement, dated August 2, 2024, by and between Ares Real Estate Income Trust Inc. and Ares Wealth Management Solutions, LLC. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.
10.28	Form of Selected Dealer Agreement. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.
10.29	Fourth Amendment to Third Amended and Restated Credit and Term Loan Agreement, dated as of June 27, 2024, among AREIT Operating Partnership LP (f/k/a Black Creek Diversified Property Operating Partnership LP) and Bank of America, N.A, as Administrative Agent. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC on August 12, 2024.

Exhibit Number	Description
10.30	Fifth Amendment to Third Amended and Restated Credit and Term Loan Agreement, dated as of September 24, 2024, among AREIT Operating Partnership LP (f/k/a Black Creek Diversified Property Operating Partnership LP), the Guarantors party hereto, the Lenders party hereto, and Bank of America, N.A, as Administrative Agent. Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.
10.31*	Loan Agreement, dated as of October 1, 2024, between JPMorgan Chase Bank, National Association, Morgan Stanley Bank, N.A., and Natixis Real Estate Capital LLC, as lenders, and each of certain subsidiaries of AREIT Operating Partnership LP, as borrowers.
19.1*	Insider Trading Policy.
21.1*	List of Subsidiaries of Ares Real Estate Income Trust Inc.
23.1*	Consent of KPMG LLP.
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1*	Consent of Altus Group U.S., Inc.
99.2	Net Asset Value Calculation and Valuation Procedures. Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on August 6, 2024.
101	The following materials from Ares Real Estate Income Trust Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 6, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income (Loss); (iv) Consolidated Statements of Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed or furnished herewith.

ARES REAL ESTATE INCOME TRUST INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2024

				Initial Cost to Company				Gross Amount Carried at December 31, 2024				
($ in thousands)	Location	No. of Buildings	Debt (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4, 5, 6)	Acquisition Date
Residential properties:												
The Daley	Rockville, MD	4	$ 60,215	$ 15,139	$ 80,500	$ 95,639	$ 1,034	$ 15,139	$ 81,534	$ 96,673	$ (14,070)	7/2/2019
Juno Winter Park	Winter Park, FL	1	46,306	9,129	75,420	84,549	1,147	9,129	76,567	85,696	(12,163)	7/9/2019
Perimeter	Sandy Springs, GA	1	67,682	17,407	99,763	117,170	709	17,407	100,472	117,879	(16,242)	12/19/2019
The Palms	Davie, FL	15	62,154	18,737	60,475	79,212	3,736	18,737	64,211	82,948	(9,737)	11/3/2020
oLiv Tucson	Tucson, AZ	1	80,600	—	125,003	125,003	692	—	125,695	125,695	(11,798)	10/20/2021
Arabelle Clearwater	Clearwater, FL	10	60,843	11,633	104,719	116,352	178	11,633	104,897	116,530	(10,179)	11/30/2021
Vue 1400	West Palm Beach, FL	1	51,551	12,835	69,800	82,635	—	12,835	69,800	82,635	(7,129)	12/21/2021 (7)
Arabelle Riverwalk	Tampa Bay, FL	1	117,063	20,005	214,045	234,050	714	20,005	214,759	234,764	(19,574)	12/28/2021
Skye 750	King of Prussia, PA	1	—	12,535	80,310	92,845	431	12,535	80,741	93,276	(7,719)	1/5/2022
Arabelle City Center	Pembroke, FL	11	—	15,776	141,006	156,782	2,482	15,776	143,488	159,264	(12,530)	4/12/2022
Dallas Cityline	Richardson, TX	1	—	6,281	104,812	111,093	913	6,281	105,725	112,006	(9,522)	4/13/2022
Dallas Wycliff	Dallas, TX	3	—	14,021	80,062	94,083	1,688	14,021	81,750	95,771	(7,571)	4/13/2022
Dallas Maple District	Dallas, TX	2	—	14,725	78,364	93,089	1,106	14,725	79,470	94,195	(7,203)	4/13/2022
San Vance	San Antonio, TX	14	—	8,860	68,726	77,586	528	8,860	69,254	78,114	(6,800)	4/13/2022
San Stone Oak	San Antonio, TX	15	27,697	4,569	68,036	72,605	871	4,569	68,907	73,476	(6,575)	4/13/2022
Arabelle Lincoln Station	Denver, CO	1	—	5,798	74,288	80,086	886	5,798	75,174	80,972	(3,646)	8/16/2023
BLVD Dallas	Dallas, TX	7	—	7,752	50,298	58,050	774	7,752	51,072	58,824	(2,694)	9/15/2023
Regency at Johns Creek Walk	Atlanta, GA	5	—	9,150	50,665	59,815	973	9,150	51,638	60,788	(2,513)	11/6/2023
CERU Boca Raton	Boca Raton, FL	1	—	12,766	126,952	139,718	375	12,766	127,327	140,093	(4,036)	5/15/2024
Mercury NoDa	Charlotte, NC	1	—	8,465	64,149	72,614	75	8,465	64,224	72,689	(466)	11/13/2024
The Artizia at Loso	Charlotte, NC	1	—	12,471	83,260	95,731	46	12,471	83,306	95,777	(527)	11/19/2024
Everlight	Redmond, WA	1	—	19,352	104,018	123,370	8	19,352	104,026	123,378	(416)	12/4/2024
Total residential properties		98	$ 574,111	$ 257,406	$ 2,004,671	$ 2,262,077	$ 19,366	$ 257,406	$ 2,024,037	$ 2,281,443	$ (173,110)	
Industrial properties:												
Vasco Road	Livermore, CA	1	$ 17,435	$ 4,880	$ 12,019	$ 16,899	$ (29)	$ 4,880	$ 11,990	$ 16,870	$ (3,945)	7/21/2017
Northgate	North Las Vegas, NV	1	22,605	3,940	20,715	24,655	115	3,943	20,827	24,770	(5,889)	7/26/2017
Stafford Grove	Stafford, TX	3	28,525	8,540	28,879	37,419	3,153	8,586	31,986	40,572	(8,907)	4/9/2018
Kaiser Business Center	Folcroft, PA	2	17,800	6,140	12,730	18,870	2,138	6,140	14,868	21,008	(4,293)	12/10/2018
Tri-County DC	Schertz, TX	1	16,819	2,346	18,400	20,746	1,189	2,346	19,589	21,935	(4,586)	2/13/2019
Florence Logistics Center	Florence, KY	1	14,358	1,791	16,968	18,759	206	1,791	17,174	18,965	(4,133)	5/14/2019
World Connect Logistics Center	Indianapolis, IN	1	32,386	4,983	39,172	44,155	583	4,983	39,755	44,738	(8,817)	9/27/2019
Tri-County DC II A	Schertz, TX	1	9,004	1,280	8,562	9,842	527	1,280	9,089	10,369	(2,271)	10/1/2019
Aurora DC	Aurora, IL	1	7,562	1,681	6,887	8,568	912	1,681	7,799	9,480	(2,286)	12/13/2019
Railhead DC	Dallas/Fort Worth, TX	1	7,774	2,102	17,475	19,577	187	2,102	17,662	19,764	(3,821)	2/4/2020
Tri-County DC II B	Schertz, TX	1	2,393	455	2,429	2,884	166	455	2,595	3,050	(636)	2/14/2020
Sterling IC	Washington, DC	1	3,500	1,976	3,369	5,345	14	1,976	3,383	5,359	(753)	3/25/2020
Clayton Commerce Center	Atlanta, GA	1	48,013	7,403	51,886	59,289	7,181	7,403	59,067	66,470	(13,728)	6/26/2020
Bay Area Commerce Center	East Bay, CA	1	30,984	10,135	38,672	48,807	1,700	10,135	40,372	50,507	(6,431)	8/27/2020
Air Tech DC	Louisville, KY	2	3,118	615	18,471	19,086	307	616	18,777	19,393	(3,652)	10/16/2020
East Columbia IC	Portland, OR	2	11,620	3,352	11,726	15,078	644	3,352	12,370	15,722	(3,596)	12/2/2020
Plainfield LC	Indianapolis, IN	1	11,711	2,514	17,260	19,774	17	2,514	17,277	19,791	(2,594)	12/16/2020
395 LC	Reno, NV	1	54,407	6,752	61,784	68,536	348	6,752	62,132	68,884	(10,762)	12/21/2020
Radar Distribution Center	Northampton, PA	1	26,000	7,167	42,373	49,540	700	7,167	43,073	50,240	(5,236)	3/31/2021
Intermountain Space Center	Salt Lake City, UT	1	44,509	14,786	48,645	63,431	3,421	14,786	52,066	66,852	(12,211)	6/30/2021
Airway Industrial Park	San Diego, CA	1	22,439	5,740	18,616	24,356	2,096	5,740	20,712	26,452	(2,522)	7/9/2021

($ in thousands)	Location	No. of Buildings	Debt (1)	Initial Cost to Company			Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Gross Amount Carried at December 31, 2024				
				Land	Buildings and Improvements (2)	Total Costs		Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4, 5, 6)	Acquisition Date
Industrial properties (cont.):												
Greenwood Business Center	Greenwood, IN	1	—	858	16,251	17,109	(30)	858	16,221	17,079	(2,782)	8/2/2021
25 Linden Industrial Center	Jersey City, NJ	1	16,722	7,764	9,576	17,340	265	7,764	9,841	17,605	(2,945)	8/31/2021
Little Orchard Business Park	San Jose, CA	4	50,472	51,265	48,147	99,412	1,479	51,265	49,626	100,891	(13,273)	9/8/2021
Tustin Business Center	Tustin, CA	2	22,070	22,734	12,233	34,967	94	22,734	12,327	35,061	(2,712)	9/22/2021
Campus Drive IC	Burlington, NJ	1	4,100	2,364	4,288	6,652	45	2,364	4,333	6,697	(954)	10/7/2021
Long Island Logistics Center	Islandia, NY	1	13,200	4,927	16,198	21,125	277	4,927	16,475	21,402	(3,113)	12/9/2021
Phoenix IC	Phoenix, AZ	1	11,619	4,709	12,895	17,604	344	4,709	13,239	17,948	(3,077)	12/13/2021
Tempe IC	Tempe, AZ	1	18,259	3,628	24,857	28,485	395	3,628	25,252	28,880	(4,910)	12/13/2021
Las Vegas IC	Las Vegas, NV	2	6,148	2,623	6,186	8,809	212	2,623	6,398	9,021	(1,156)	12/13/2021
General Washington IC	Alexandria, VA	1	7,100	2,452	8,599	11,051	841	2,452	9,440	11,892	(1,518)	1/7/2022
Western Food Center	Denver, CO	2	21,332	10,399	28,989	39,388	280	10,399	29,269	39,668	(5,656)	1/14/2022
Orlando LC I & II	Orlando, FL	2	—	8,975	88,020	96,995	3,004	8,975	91,024	99,999	(10,153)	2/17/2022
Orlando LC III & IV	Orlando, FL	2	24,099	3,198	40,505	43,703	991	3,198	41,496	44,694	(4,681)	2/17/2022
Orlando LC V	Orlando, FL	1	—	1,939	33,219	35,158	828	1,939	34,047	35,986	(6,033)	2/17/2022
Orlando LC VI	Orlando, FL	1	—	3,405	26,043	29,448	49	3,405	26,092	29,497	(3,361)	2/17/2022
Orlando LC VII	Orlando, FL	1	—	3,156	20,404	23,560	683	3,156	21,087	24,243	(4,275)	2/17/2022
Gillingham IC	Sugarland, TX	1	11,988	2,283	18,268	20,551	51	2,283	18,319	20,602	(2,142)	6/10/2022
Maplewood Drive IC	Minneapolis, MN	1	—	1,026	4,488	5,514	679	1,026	5,167	6,193	(1,387)	6/17/2022
Glen Afton IC	Charlotte, NC	1	—	2,294	19,742	22,036	589	2,294	20,331	22,625	(2,995)	6/17/2022
East 56th Ave IC	Denver, CO	1	—	4,724	14,317	19,041	421	4,724	14,738	19,462	(2,913)	6/17/2022
Brockton IC	Grand Rapids, MI	1	—	1,250	5,272	6,522	487	1,250	5,759	7,009	(1,543)	6/17/2022
Pine Vista IC	Houston, TX	1	—	2,952	15,838	18,790	593	2,952	16,431	19,383	(3,020)	6/17/2022
Tri-County Parkway IC	San Antonio, TX	1	—	1,579	11,205	12,784	2,003	1,579	13,208	14,787	(2,345)	6/17/2022
Miami NW 114th IC	Miami, FL	1	—	5,533	6,489	12,022	2,175	5,533	8,664	14,197	(1,419)	6/17/2022
North Harney IC	Tampa, FL	1	—	3,586	4,439	8,025	941	3,586	5,380	8,966	(1,083)	6/17/2022
Wes Warren Drive IC	New York, NY	1	—	1,537	5,978	7,515	881	1,537	6,859	8,396	(1,421)	6/17/2022
Enterprise Way IC	Oklahoma City, OK	1	—	537	5,982	6,519	343	537	6,325	6,862	(1,092)	6/17/2022
New Albany IC	Moorestown, NJ	1	—	5,630	11,914	17,544	611	5,630	12,525	18,155	(2,516)	6/17/2022
North 5th Street CC	Philadelphia, PA	1	11,800	4,359	18,945	23,304	418	4,359	19,363	23,722	(4,069)	6/24/2022
VM8 Logistics Center	Houston, TX	1	11,865	2,166	15,345	17,511	4,577	2,166	19,922	22,088	(597)	1/19/2023
Moreno Valley Distribution Center	Moreno Valley, CA	1	20,656	3,955	29,466	33,421	95	3,955	29,561	33,516	(2,397)	5/2/2023
SLC Logistics Center	Salt Lake City, UT	2	—	17,224	59,861	77,085	130	17,224	59,991	77,215	(3,914)	9/26/2023
Cindel Drive Business Park	Delran, NJ	2	—	6,282	19,352	25,634	370	6,282	19,722	26,004	(1,639)	12/19/2023
Metro North IC	Methuen, MA	1	—	6,908	49,604	56,512	332	6,908	49,936	56,844	(2,219)	5/8/2024
Sugar Land CC	Sugarland, TX	2	—	7,336	28,568	35,904	61	7,336	28,629	35,965	(983)	6/28/2024
Pima Street Logistics Center	Phoenix, AZ	1	—	3,793	15,165	18,958	59	3,793	15,224	19,017	(307)	10/1/2024
Southpark Logistics Center I	Grove City, OH	1	—	2,199	26,714	28,913	—	2,199	26,714	28,913	(40)	12/20/2024
Southpark Logistics Center II	Grove City, OH	1	—	2,589	26,495	29,084	—	2,589	26,495	29,084	(43)	12/20/2024
Southpark Logistics Center III	Grove City, OH	1	—	1,503	15,385	16,888	—	1,503	15,385	16,888	(21)	12/20/2024
Grove City Logistics Center	Grove City, OH	1	—	2,515	17,889	20,404	—	2,515	17,889	20,404	(35)	12/20/2024
Whitestown Distribution Center I	Whitestown, IN	1	—	1,451	11,137	12,588	—	1,451	11,137	12,588	(22)	12/20/2024
Whitestown Distribution Center II	Whitestown, IN	1	—	2,449	21,406	23,855	—	2,449	21,406	23,855	(42)	12/20/2024
Whitestown Distribution Center III	Whitestown, IN	1	—	815	8,491	9,306	—	815	8,491	9,306	(10)	12/20/2024
Greenfield Distribution Center	Greenfield, IN	1	—	828	7,073	7,901	—	828	7,073	7,901	(16)	12/20/2024
Fairfield Commerce Center	Fairfield, OH	1	—	967	14,107	15,074	—	967	14,107	15,074	(59)	12/20/2024

($ in thousands)	Location	No. of Buildings	Debt (1)	Initial Cost to Company: Land	Initial Cost to Company: Buildings and Improvements (2)	Initial Cost to Company: Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Gross Amount Carried at December 31, 2024: Land	Gross Amount Carried at December 31, 2024: Buildings and Improvements (2)	Gross Amount Carried at December 31, 2024: Total Costs (3, 4)	Accumulated Depreciation (4, 5, 6)	Acquisition Date
Industrial properties (cont.):												
Ohio Logistics Center	Streetsboro, OH	1	—	827	6,741	7,568	—	827	6,741	7,568	(10)	12/20/2024
Richmond Airport Logistics I	Henrico, VA	1	—	1,876	26,418	28,294	—	1,876	26,418	28,294	(34)	12/20/2024
Richmond Airport Logistics II	Henrico, VA	1	—	1,648	27,222	28,870	—	1,648	27,222	28,870	(30)	12/20/2024
Richmond Airport Logistics III	Henrico, VA	1	—	1,451	15,496	16,947	—	1,451	15,496	16,947	(27)	12/20/2024
Total industrial properties		86	$ 684,392	$ 339,046	$ 1,478,260	$ 1,817,306	$ 51,148	$ 339,096	$ 1,529,358	$ 1,868,454	$ (222,058)	
Retail properties:												
Beaver Creek	Apex, NC	1	$ —	$ 12,426	$ 31,375	$ 43,801	$ 1,466	$ 9,955	$ 35,312	$ 45,267	$ (17,033)	5/11/2007
Sandwich	Sandwich, MA	1	—	7,380	25,778	33,158	1,322	7,380	27,100	34,480	(13,431)	8/1/2007
Wareham	Wareham, MA	1	—	10,694	26,241	36,935	3,075	9,049	30,961	40,010	(16,086)	8/1/2007
Hyannis	Hyannis, MA	1	—	10,405	917	11,322	—	10,405	917	11,322	(867)	8/1/2007
Meriden	Meriden, CT	1	—	6,560	22,014	28,574	(1)	6,560	22,013	28,573	(11,262)	8/1/2007
Whitman 475 Bedford Street	Whitman, MA	1	—	3,610	11,682	15,292	—	3,610	11,682	15,292	(6,298)	8/1/2007
New Bedford	New Bedford, MA	1	3,443	3,790	11,152	14,942	—	3,790	11,152	14,942	(6,656)	10/18/2007
270 Center	Washington, DC	1	—	11,759	24,061	35,820	5,106	11,759	29,167	40,926	(14,368)	4/6/2009
Springdale	Springfield, MA	1	—	11,866	723	12,589	9	11,866	732	12,598	(727)	2/18/2011
Saugus	Saugus, MA	1	—	3,783	9,713	13,496	1,806	3,783	11,519	15,302	(6,164)	3/17/2011
Salt Pond	Narragansett, RI	2	—	8,759	40,233	48,992	2,489	8,759	42,722	51,481	(15,081)	11/4/2014
South Cape	Mashpee, MA	6	—	9,936	27,552	37,488	5,457	10,307	32,638	42,945	(11,004)	3/18/2015
Shenandoah	Davie, FL	3	—	10,501	27,397	37,898	1,356	10,501	28,753	39,254	(9,067)	8/6/2015
Chester Springs	Chester, NJ	4	—	7,376	51,155	58,531	8,538	7,376	59,693	67,069	(19,912)	10/8/2015
Yale Village	Tulsa, OK	4	—	3,492	30,655	34,147	1,963	3,492	32,618	36,110	(10,391)	12/9/2015
Suniland Shopping Center	Pinecrest, FL	4	—	34,804	33,902	68,706	6,996	34,804	40,898	75,702	(12,044)	5/27/2016
Village at Lee Branch	Birmingham, AL	2	—	10,476	32,461	42,937	2,512	10,476	34,973	45,449	(8,329)	1/29/2020
Barrow Crossing	Bethlehem, GA	5	—	5,539	50,208	55,747	2,557	5,539	52,765	58,304	(11,087)	6/22/2021
Total retail properties		40	$ 3,443	$ 173,156	$ 457,219	$ 630,375	$ 44,651	$ 169,411	$ 505,615	$ 675,026	$ (189,807)	
Office properties:												
1300 Connecticut	Washington, DC	1	$ —	$ 25,177	$ 41,250	$ 66,427	$ 25,873	$ 25,177	$ 67,123	$ 92,300	$ (35,240)	3/10/2009
CityView	Austin, TX	4	—	4,606	65,250	69,856	14,933	4,606	80,183	84,789	(29,882)	4/24/2015
Eden Prairie	Eden Prairie, MN	1	—	3,538	25,865	29,403	8,799	3,538	34,664	38,202	(15,375)	10/3/2008
Preston Sherry Plaza	Dallas, TX	1	—	7,500	22,303	29,803	22,920	7,500	45,223	52,723	(23,378)	12/16/2009
3 Second Street	Jersey City, NJ	1	107,000	16,800	193,742	210,542	58,982	16,800	252,724	269,524	(134,298)	6/25/2010
350 Carter Road	Princeton, NJ	1	—	3,966	28,670	32,636	2,368	3,966	31,038	35,004	(3,039)	4/27/2022
107 Morgan Lane	Plainsboro, NJ	1	—	1,589	10,680	12,269	131	1,589	10,811	12,400	(1,047)	10/28/2022
Total office properties		10	$ 107,000	$ 63,176	$ 387,760	$ 450,936	$ 134,006	$ 63,176	$ 521,766	$ 584,942	$ (242,259)	
Other properties:												
Aventura Storage	Aventura, FL	1	$ —	$ 12,538	$ 18,505	$ 31,043	$ 121	$ 12,538	$ 18,626	$ 31,164	$ (1,122)	12/18/2023
Norwood Storage	Norwood, NJ	1	—	2,308	21,595	23,903	37	2,308	21,632	23,940	(1,049)	12/20/2023
Metro Storage Sharon Hill	Philadelphia, PA	1	—	2,664	14,097	16,761	115	2,664	14,212	16,876	(416)	7/31/2024
Metro Storage Newtown Square	Philadelphia, PA	1	—	2,741	21,983	24,724	170	2,741	22,153	24,894	(594)	7/31/2024
Metro Storage Trevose	Philadelphia, PA	1	—	3,263	17,888	21,151	145	3,263	18,033	21,296	(614)	7/31/2024
Metro Storage Sarasota	Sarasota, FL	1	—	3,149	12,382	15,531	161	3,149	12,543	15,692	(442)	7/31/2024
Metro Storage Fort Myers	Fort Myers, FL	1	—	3,868	8,898	12,766	100	3,868	8,998	12,866	(356)	7/31/2024
Metro Storage Pinellas Park	Tampa, FL	1	—	1,370	5,395	6,765	89	1,370	5,484	6,854	(217)	7/31/2024
Total other properties		8	$ —	$ 31,901	$ 120,743	$ 152,644	$ 938	$ 31,901	$ 121,681	$ 153,582	$ (4,810)	
Grand total		242	$ 1,368,946	$ 864,685	$ 4,448,653	$ 5,313,338	$ 250,109	$ 860,990	$ 4,702,457	$ 5,563,447	$ (832,044)	

(1) These properties are encumbered by mortgage notes. Amounts reflects principal amount outstanding as of December 31, 2024. See "Note 6 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for more detail regarding our borrowings.
(2) Includes gross intangible lease assets.
(3) As of December 31, 2024, the aggregate cost for U.S. federal income tax purposes of investments in property was approximately $2.28 billion (unaudited).
(4) Amount is presented net of impairments and other write-offs of tenant-related assets that were recorded at acquisition as part of our purchase price accounting. Such write-offs are the result of lease expirations and terminations.
(5) Includes intangible lease asset amortization.
(6) See "Note 2 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for details of depreciable lives.
(7) Acquisition date for this property represents the date in which the joint venture partnership, for which we have an interest, acquired the property. The initial cost to Company amounts represent the carrying values of the property when we first consolidated the joint venture partnership in December 2024.

The following table summarizes investment in real estate properties and accumulated depreciation and amortization activity for the periods presented below:

	For the Year Ended December 31,		
	2024	2023	2022
Investments in real estate properties:			
Balance at the beginning of period	$ 4,603,998	$ 4,178,329	$ 3,061,851
Acquisitions of properties	886,197	406,548	1,206,476
Improvements	52,328	45,694	30,842
Consolidation of joint venture partnership	82,635	—	—
Property dispositions	(61,711)	(26,573)	(120,840)
Balance at the end of period	$ 5,563,447	$ 4,603,998	$ 4,178,329
Accumulated depreciation and amortization:			
Balance at the beginning of period	$ 714,684	$ 572,751	$ 472,025
Real estate depreciation and amortization expense	152,777	149,985	134,617
Above-market lease assets amortization expenses	1,014	818	724
Right of use asset amortization expense	7	7	102
Consolidation of joint venture partnership	7,129	—	—
Property dispositions	(43,567)	(8,877)	(34,717)
Balance at the end of period	$ 832,044	$ 714,684	$ 572,751

163

ITEM 16. SUMMARY OF FORM 10-K

See the "Table of Contents" for a summary of information included in this Form 10-K. The information required by this Part III will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 6, 2025:

ARES REAL ESTATE INCOME TRUST INC.

By: /s/ JEFFREY W. TAYLOR
                    Jeffrey W. Taylor
                    Partner, Co-President
                    (Principal Executive Officer)

By: /s/ TAYLOR M. PAUL
                    Taylor M. Paul
       Managing Director, Chief Financial Officer and Treasurer
                    (Principal Financial Officer and
                    Principal Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey W. Taylor, Taylor M. Paul and Joshua J. Widoff (with full power to act alone), as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ DAVID A. ROTH **David A. Roth**	Chairman of the Board and Director	March 6, 2025
/s/ RAJAT DHANDA **Rajat Dhanda**	Director	March 6, 2025
/s/ CHARLES B. DUKE **Charles B. Duke**	Director	March 6, 2025
/s/ JAY W. GLAUBACH **Jay W. Glaubach**	Director and Partner, Co-President	March 6, 2025
/s/ BRIAN P. MATHIS **Brian P. Mathis**	Director	March 6, 2025
/s/ DANIEL J. SULLIVAN **Daniel J. Sullivan**	Director	March 6, 2025
/s/ JOHN P. WOODBERRY **John P. Woodberry**	Director	March 6, 2025
/s/ JEFFREY W. TAYLOR **Jeffrey W. Taylor**	Partner, Co-President (Principal Executive Officer)	March 6, 2025
/s/ TAYLOR M. PAUL **Taylor M. Paul**	Managing Director, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 6, 2025

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